      As filed with the Securities and Exchange Commission on July 11, 2008
                                                REGISTRATION STATEMENT NO. 333 -
                                                                       811-21262

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
PRE-EFFECTIVE AMENDMENT NO.                                                  [ ]
POST-EFFECTIVE AMENDMENT NO.                                                 [ ]

                                       AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 41                                                             [X]

                        (Check Appropriate box or boxes.)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

     ONE CITYPLACE, 185 ASYLUM STREET, 3CP, HARTFORD, CONNECTICUT 06103-3415
              (Address of Depositor's Principal Executive Offices) Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                     (Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

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                            VINTAGE XTRA(SM) ANNUITY
                  VINTAGE XTRA (SERIES II)(SM) VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Fund BD IV for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 800-842-9325.

                      VINTAGE XTRA(SM) ANNUITY PROSPECTUS:

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes VINTAGE XTRA ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Purchase Payment Credits................................................    16
Accumulation Units......................................................    16
The Variable Funding Options............................................    17
FIXED ACCOUNT...........................................................    23
CHARGES AND DEDUCTIONS..................................................    23
General.................................................................    23
Withdrawal Charge.......................................................    24
Free Withdrawal Allowance...............................................    24
Transfer Charge.........................................................    24
Administrative Charges..................................................    25
Mortality and Expense Risk Charge.......................................    25
Variable Liquidity Benefit Charge.......................................    25
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    26
Variable Funding Option Expenses........................................    26
Premium Tax.............................................................    26
Changes in Taxes Based upon Premium or Value............................    26
TRANSFERS...............................................................    26
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    28
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    30
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    30
Annuitant...............................................................    31
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    32
Payment of Proceeds.....................................................    33
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    35
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    35
Planned Death Benefit...................................................    36
Death Proceeds after the Maturity Date..................................    36
LIVING BENEFITS.........................................................    36
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    36
THE ANNUITY PERIOD......................................................    42
Maturity Date...........................................................    42
Allocation of Annuity...................................................    42
Variable Annuity........................................................    42
Fixed Annuity...........................................................    43
PAYMENTS OPTIONS........................................................    43
Election of Options.....................................................    43
Annuity Options.........................................................    43
Variable Liquidity Benefit..............................................    44
MISCELLANEOUS CONTRACT PROVISIONS.......................................    44
Right to Return.........................................................    44
Termination.............................................................    44
Required Reports........................................................    45
Suspension of Payments..................................................    45
THE SEPARATE ACCOUNTS...................................................    45
Performance Information.................................................    46
FEDERAL TAX CONSIDERATIONS..............................................    46
General Taxation of Annuities...........................................    46
Types of Contracts: Qualified and Non-qualified.........................    47
Qualified Annuity Contracts.............................................    47
Taxation of Qualified Annuity Contracts.................................    48
Mandatory Distributions for Qualified Plans.............................    48
Individual Retirement Annuities.........................................    48
Roth IRAs...............................................................    49
TSAs (ERISA and Non-ERISA)..............................................    49
Non-qualified Annuity Contracts.........................................    51
Diversification Requirements for Variable Annuities.....................    52
Ownership of the Investments............................................    52
Taxation of Death Benefit Proceeds......................................    53
Other Tax Considerations................................................    53
Treatment of Charges for Optional Benefits..............................    53
Guaranteed Minimum Withdrawal Benefits..................................    53
Puerto Rico Tax Considerations..........................................    53
Non-Resident Aliens.....................................................    54
Tax Credits and Deductions..............................................    54
OTHER INFORMATION.......................................................    54
The Insurance Company...................................................    54
Financial Statements....................................................    55
Distribution of Variable Annuity Contracts..............................    55
Conformity with State and Federal Laws..................................    56
Voting Rights...........................................................    56
Restrictions on Financial Transactions..................................    56
Legal Proceedings.......................................................    56
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD
  III FOR VARIABLE ANNUITIES............................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD IV
  FOR VARIABLE ANNUITIES................................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT....   E-1
APPENDIX F: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b), or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                              VINTAGE XTRA ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Fund BD III for Variable Annuities ("Fund BD III") and MetLife of CT Fund BD IV for Variable Annuities ("Fund BD IV"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Fund BD IV was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Fund BD
IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits applied. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment, minus any Purchase Payment Credits applied. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits applied. We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25% for the Standard Death Benefit and 1.45% for the Enhanced Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual Contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or Enhanced Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%. The expenses for a Contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may offset the amount of the Purchase Payment Credit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any
  associated Purchase Payment Credits withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)


VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for 9 years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge of 1.25% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II,, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                                   STANDARD DEATH    ENHANCED DEATH
                                                                       BENEFIT           BENEFIT
                                                                   --------------    --------------
Mortality and Expense ("M & E") Risk Charge....................       1.25%(5)          1.45%(5)
Administrative Expense Charge..................................       0.15%             0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL FEATURES
  SELECTED.....................................................       1.40%             1.60%
Optional E.S.P. Charge.........................................       0.20%             0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.....................................................       1.60%             1.80%
Optional GMWB I Charge (maximum upon reset)....................       1.00%(6)          1.00%(6)
Optional GMWB II Charge (maximum upon reset)...................       1.00%(6)          1.00%(6)
Optional GMWB III Charge.......................................       0.25%             0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.....................................................       2.40%             2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.....................................................       2.40%             2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III ONLY
  SELECTED.....................................................       1.65%             1.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB I
  SELECTED.....................................................       2.60%             2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB II
  SELECTED.....................................................       2.60%             2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB III
  SELECTED.....................................................       1.85%             2.05%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, and an amount equal to the underlying fund expenses that are in excess of 1.50% for the Subaccount investing in the Van Kampen Mid-Cap Growth Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio+++....    0.85%         --       0.26%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --           1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                                                                    IF CONTRACT IS NOT SURRENDERED OR
                                       IF CONTRACT IS SURRENDERED                    ANNUITIZED AT THE END OF PERIOD
                                       AT THE END OF PERIOD SHOWN                                 SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,255      $2,092      $2,927      $4,648       $455       $1,372      $2,927      $4,648
Underlying Fund with
Minimum Total Annual
Operating Expenses.........    $1,151      $1,784      $2,424      $3,699       $351       $1,064      $1,794      $3,699


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage XTRA Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity

Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                         Age 80
Enhanced Death Benefit                                                         Age 75
Enhanced Stepped-Up Provision (E.S.P.)                                         Age 75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York

Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

PURCHASE PAYMENT CREDITS

For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks total return on assets from  Legg Mason Partners Fund Advisor,
  International All Cap            growth of capital and income.      LLC
  Opportunity Portfolio+                                              Subadviser: Global Currents
                                                                      Investment Management, LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 + years                                     0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We reserve the right to not permit the provision on a full surrender.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is 1.25% annually. If you choose the Enhanced Death Benefit, the M&E charge is 1.45% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 + years                                     0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect either the Standard Death Benefit, or the Enhanced Death Benefit (also referred to as the "Annual Step-Up"). We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal or beneficiary contract continuation ("Death Report Date).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death or

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract

ENHANCED DEATH BENEFIT: We will pay the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract or

     (3)  the "step-up value" as described below

STEP-UP VALUE. The step-up value will initially equal the initial Purchase Payment. When you make an additional Purchase Payment, we will increase the step-up value by the amount of that Purchase Payment. When you make a withdrawal, we will reduce the step-up value by a partial surrender reduction as described below. On each Contract anniversary before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the step-up value, we will reset the step-up value to equal that greater amount. We will not reduce the step-up value on these anniversary recalculations

(provided no withdrawals or surrenders are made on that day). The only changes we will make to the step-up value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the step-up value by a partial surrender reduction which equals (1) the step-up value before the withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the withdrawal, less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new step-up value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new step-up value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1)200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2)your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

Your new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000 -- 16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies) or, if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary who may
                                                             elect to continue the
                                                             Contract.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE CONTRACT OWNER)
The beneficiary (ies), or if  Unless, the beneficiary        Yes
  none, to the Contract       elects to continue the
  Owner. If the Contract      Contract rather than receive
  Owner is not living, then   a lump sum distribution.
  to the joint owner. If
  none, then to the Contract
  Owner's estate.
                                                             But if there is a Contingent
                                                             Annuitant, then the
                                                             Contingent Annuitant becomes
                                                             the Annuitant and the
                                                             Contract continues in effect
                                                             (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies) or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the Annuitant's death, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment and associated credits made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original

Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. Your initial RBB does not include Purchase Payment Credits applied within the 12 months prior to the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal minus any purchase payment credits applied within 12 months of withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal minus any purchase payment credits applied within 12 months of withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 5.00% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/115,500) =    90,000/100,000)] =               10,000/94,500) =     89,418/100,000)] =
(PWR)                           $8,658                 $500                           $10,582                $529
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $10,582
OF THE
WITHDRAWAL                  (10,000>8,658)                                        (10,582>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,582                $529
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $90,000               $4,500          $84,500         $89,418               $4,471
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $91,342               $4,567                          $89,417               $4,471
AFTER
WITHDRAWAL                [100,000 - (100,000         [(5,000                   [100,000 - (100,000        [5,000 x
               $105,500    x10,000/115,500)]     x91,342/100,000)]    $84,500    x10,000/94,500)]      (89,417/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,658                 $433           $10,000         $10,583                $529
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB

          Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
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                               THE ANNUITY PERIOD

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MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Fund BD III and Fund BD IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV. (See "The Insurance Company" .) Both Fund BD III and Fund BD IV were established on March 27, 1997 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Fund BD III and Fund BD IV with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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Vintage XTRA is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Fund BD IV, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Fund BD IV and its assets. Pursuant to the merger, therefore, Fund BD IV became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account Fund BD IV are located in the Statement of Additional Information.

The financial statements for the Separate Account Fund BD III are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

              FOR METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.081          1.159                --
                                                       2006      1.000          1.081           458,007

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.816          0.857                --
                                                       2005      0.783          0.816           689,725
                                                       2004      0.751          0.783           835,150
                                                       2003      0.609          0.751           895,510
                                                       2002      0.885          0.609           994,353
                                                       2001      1.000          0.885           421,659

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                --
                                                       2005      1.127          1.162           146,657
                                                       2004      1.027          1.127            77,989
                                                       2003      0.788          1.027            72,029
                                                       2002      1.000          0.788             6,028

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                --
                                                       2005      0.668          0.756           889,375
                                                       2004      0.625          0.668         1,057,694
                                                       2003      0.514          0.625         1,190,268
                                                       2002      0.753          0.514         1,278,582
                                                       2001      0.925          0.753           892,135
                                                       2000      1.127          0.925            96,323
                                                       1999      1.000          1.127            76,688

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.478          1.674           826,161
                                                       2006      1.245          1.478           722,596
                                                       2005      1.106          1.245           813,522
                                                       2004      0.989          1.106           820,524
                                                       2003      0.741          0.989           734,396
                                                       2002      0.880          0.741           699,143
                                                       2001      1.041          0.880           358,085
                                                       2000      1.301          1.041             4,990
                                                       1999      1.000          1.301                --

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.366          1.514         1,288,648
                                                       2006      1.257          1.366         1,550,556
                                                       2005      1.097          1.257         1,757,373
                                                       2004      0.989          1.097         1,620,395
                                                       2003      0.733          0.989         1,423,815
                                                       2002      0.984          0.733           997,632
                                                       2001      1.220          0.984           537,903
                                                       2000      1.184          1.220           112,468
                                                       1999      1.000          1.184                --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.507          1.560         1,593,425
                                                       2006      1.326          1.507         1,467,842
                                                       2005      1.271          1.326         1,352,898
                                                       2004      1.167          1.271         1,515,560
                                                       2003      0.894          1.167         1,322,363
                                                       2002      1.110          0.894           697,242
                                                       2001      1.098          1.110           343,429
                                                       2000      1.000          1.098                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.676          0.670                --
                                                       2005      0.580          0.676         1,156,794
                                                       2004      0.492          0.580         1,259,417
                                                       2003      0.400          0.492         1,688,768
                                                       2002      0.541          0.400         1,612,958
                                                       2001      0.742          0.541         1,770,037
                                                       2000      1.000          0.742           189,085

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      2.347          3.069                --
                                                       2005      2.221          2.347           576,119
                                                       2004      1.714          2.221           585,483
                                                       2003      1.297          1.714           586,611
                                                       2002      1.258          1.297           542,919
                                                       2001      1.173          1.258           169,706
                                                       2000      1.000          1.173             7,111

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                --
                                                       2005      1.210          1.315            38,446
                                                       2004      1.074          1.210            54,657
                                                       2003      1.000          1.074             1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                --
                                                       2005      1.208          1.312            14,119
                                                       2004      1.068          1.208            11,133
                                                       2003      1.000          1.068             1,000

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)............................................  2007      1.475          1.709           305,007
                                                       2006      1.341          1.475           397,347
                                                       2005      1.163          1.341           361,133
                                                       2004      1.023          1.163           237,852
                                                       2003      0.808          1.023           231,570
                                                       2002      0.905          0.808           195,760
                                                       2001      1.047          0.905            73,692
                                                       2000      1.138          1.047            64,462
                                                       1999      1.000          1.138            64,462

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.972          2.243           573,503
                                                       2006      1.779          1.972           592,553
                                                       2005      1.529          1.779           576,226
                                                       2004      1.244          1.529           449,306
                                                       2003      0.912          1.244           393,509
                                                       2002      1.000          0.912           397,241

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.227          1.255            69,458
                                                       2006      1.052          1.227            46,177
                                                       2005      1.000          1.052                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)........................  2007      0.935          1.025           144,910
                                                       2006      0.872          0.935           208,235
                                                       2005      0.844          0.872           353,739
                                                       2004      0.768          0.844           419,907
                                                       2003      0.567          0.768           318,777
                                                       2002      0.807          0.567           250,433
                                                       2001      0.965          0.807           194,095
                                                       2000      1.000          0.965                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                --
                                                       2005      1.158          1.262           546,575
                                                       2004      1.043          1.158           646,673
                                                       2003      0.845          1.043           457,584
                                                       2002      1.000          0.845           119,273

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.826          3.589           223,521
                                                       2006      2.238          2.826           219,867
                                                       2005      1.781          2.238           158,202
                                                       2004      1.448          1.781            54,824
                                                       2003      1.000          1.448             1,000

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.408          1.603           578,296
                                                       2006      1.176          1.408           491,487
                                                       2005      1.082          1.176           517,884
                                                       2004      0.926          1.082           322,771
                                                       2003      0.710          0.926           249,365
                                                       2002      0.884          0.710           169,930
                                                       2001      1.068          0.884            49,286
                                                       2000      1.000          1.068                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.267          1.522                --
                                                       2005      1.180          1.267           344,861
                                                       2004      1.032          1.180           238,864
                                                       2003      0.792          1.032           107,706
                                                       2002      1.000          0.792             1,558

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.554          0.666            66,012
                                                       2006      0.496          0.554            66,020
                                                       2005      0.449          0.496            66,029
                                                       2004      0.378          0.449           126,196
                                                       2003      0.284          0.378           140,217
                                                       2002      0.401          0.284           140,241
                                                       2001      0.674          0.401           130,619
                                                       2000      1.000          0.674                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                --
                                                       2005      1.513          1.552            11,233
                                                       2004      1.336          1.513             6,516
                                                       2003      1.000          1.336             1,000

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.963          1.025                --
                                                       2006      0.910          0.963                --
                                                       2005      0.868          0.910                --
                                                       2004      0.855          0.868                --
                                                       2003      0.646          0.855                --
                                                       2002      0.894          0.646            46,696
                                                       2001      1.000          0.894             3,327

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (12/99)............................................  2007      1.473          1.475         1,152,421
                                                       2006      1.373          1.473         1,183,798
                                                       2005      1.247          1.373         1,299,665
                                                       2004      1.150          1.247         1,428,438
                                                       2003      0.867          1.150         1,486,898
                                                       2002      1.306          0.867         1,440,052
                                                       2001      1.381          1.306           986,917
                                                       2000      1.210          1.381           174,362
                                                       1999      1.000          1.210            66,995

  LMPVET Appreciation Subaccount (Class I) (4/00)....  2007      1.211          1.295           493,014
                                                       2006      1.070          1.211           613,260
                                                       2005      1.040          1.070           857,887
                                                       2004      0.970          1.040           905,772
                                                       2003      0.789          0.970           881,907
                                                       2002      0.971          0.789           819,902
                                                       2001      1.025          0.971           430,775
                                                       2000      1.000          1.025                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.677          1.674             3,462

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.448          1.505           121,831
                                                       2006      1.329          1.448           124,737
                                                       2005      1.293          1.329           124,782
                                                       2004      1.249          1.293           250,045
                                                       2003      1.038          1.249           233,589
                                                       2002      1.000          1.038             8,122

  LMPVET Capital Subaccount (10/02)..................  2007      1.682          1.690           323,432
                                                       2006      1.502          1.682           333,157
                                                       2005      1.447          1.502           413,219
                                                       2004      1.376          1.447           656,505
                                                       2003      1.061          1.376           761,481
                                                       2002      1.000          1.061           149,827

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.927          0.973             9,604
                                                       2006      0.797          0.927            10,449
                                                       2005      0.810          0.797            10,462
                                                       2004      0.794          0.810            41,242
                                                       2003      0.652          0.794            44,649
                                                       2002      0.894          0.652            50,344
                                                       2001      1.000          0.894            12,958

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.005          1.040         1,701,666
                                                       2006      0.885          1.005         1,580,311
                                                       2005      0.861          0.885         1,763,552
                                                       2004      0.792          0.861         1,872,075
                                                       2003      0.629          0.792         1,945,736
                                                       2002      0.822          0.629         1,408,585
                                                       2001      1.000          0.822         1,012,410

  LMPVET Fundamental Value Subaccount (Class I)
  (4/01).............................................  2007      1.567          1.565         1,829,322
                                                       2006      1.361          1.567           650,001
                                                       2005      1.317          1.361           790,939
                                                       2004      1.234          1.317           863,864
                                                       2003      0.903          1.234           856,122
                                                       2002      1.163          0.903           787,045
                                                       2001      1.000          1.163           422,215

  LMPVET Global Equity Subaccount (10/02)............  2007      1.808          1.871            51,324
                                                       2006      1.592          1.808            52,419
                                                       2005      1.515          1.592            54,475
                                                       2004      1.394          1.515            55,373
                                                       2003      1.074          1.394             1,790
                                                       2002      1.000          1.074             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET International All Cap Opportunity Subaccount
  (4/00).............................................  2007      0.918          0.962           207,475
                                                       2006      0.739          0.918           218,529
                                                       2005      0.671          0.739           230,643
                                                       2004      0.577          0.671           242,158
                                                       2003      0.459          0.577           229,296
                                                       2002      0.627          0.459           364,700
                                                       2001      0.924          0.627           252,361
                                                       2000      1.000          0.924           118,688

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.438          1.473         1,302,028
                                                       2006      1.233          1.438         1,169,729
                                                       2005      1.174          1.233         1,327,979
                                                       2004      1.078          1.174         1,484,092
                                                       2003      0.826          1.078         1,479,023
                                                       2002      1.089          0.826         1,316,924
                                                       2001      1.000          1.089           505,781

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.986          1.024           426,257
                                                       2006      0.956          0.986           446,832
                                                       2005      0.922          0.956           513,161
                                                       2004      0.931          0.922           595,960
                                                       2003      0.640          0.931           598,968
                                                       2002      0.863          0.640           531,515
                                                       2001      1.000          0.863           318,778
                                                       2000      1.090          1.000            28,368
                                                       1999      1.000          1.090            11,616

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.617          1.708           515,730
                                                       2006      1.428          1.617           540,887
                                                       2005      1.337          1.428           551,078
                                                       2004      1.228          1.337           572,261
                                                       2003      0.959          1.228           585,602
                                                       2002      1.203          0.959           693,336
                                                       2001      1.355          1.203           253,170
                                                       2000      1.166          1.355             8,807
                                                       1999      1.000          1.166             4,746

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.619          1.652                --
                                                       2006      1.462          1.619             3,482
                                                       2005      1.432          1.462            12,442
                                                       2004      1.360          1.432             4,270
                                                       2003      1.069          1.360             3,645
                                                       2002      1.000          1.069             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.577          1.711           399,340
                                                       2006      1.419          1.577           281,974
                                                       2005      1.371          1.419           317,776
                                                       2004      1.208          1.371           305,465
                                                       2003      0.823          1.208           348,334
                                                       2002      1.278          0.823           374,428
                                                       2001      1.000          1.278           166,046

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033           108,722
                                                       2006      1.006          1.033           117,416
                                                       2005      0.997          1.006            73,496
                                                       2004      0.999          0.997            55,729
                                                       2003      1.000          0.999             1,000

  LMPVIT Diversified Srategic Income Subaccount
  (2/01).............................................  2007      1.298          1.306           283,775
                                                       2006      1.249          1.298           334,286
                                                       2005      1.235          1.249           360,032
                                                       2004      1.174          1.235           424,696
                                                       2003      1.065          1.174           593,401
                                                       2002      1.030          1.065           130,685
                                                       2001      1.000          1.030           155,980

  LMPVIT High Income Subaccount (5/01)...............  2007      1.264          1.250           449,255
                                                       2006      1.155          1.264           510,672
                                                       2005      1.141          1.155           546,583
                                                       2004      1.048          1.141           716,219
                                                       2003      0.833          1.048           829,906
                                                       2002      0.873          0.833           350,349
                                                       2001      1.000          0.873           100,742

  LMPVIT Money Market Subaccount (7/00)..............  2007      1.109          1.148           285,499
                                                       2006      1.075          1.109           428,680
                                                       2005      1.060          1.075           385,628
                                                       2004      1.066          1.060           508,616
                                                       2003      1.074          1.066           537,567
                                                       2002      1.075          1.074           903,444
                                                       2001      1.052          1.075           353,750
                                                       2000      1.000          1.052                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.274          1.360                --
                                                       2006      1.144          1.274           171,918
                                                       2005      1.106          1.144           173,974
                                                       2004      0.970          1.106           175,987
                                                       2003      0.693          0.970           181,669
                                                       2002      0.945          0.693           161,469
                                                       2001      1.000          0.945                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.564          1.642                --
                                                       2006      1.343          1.564         1,411,841
                                                       2005      1.309          1.343         1,491,826
                                                       2004      1.225          1.309         1,743,085
                                                       2003      0.894          1.225         1,680,295
                                                       2002      1.209          0.894         1,672,013
                                                       2001      1.000          1.209           894,987

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.247          1.311                --
                                                       2006      1.069          1.247           416,025
                                                       2005      1.018          1.069           431,822
                                                       2004      0.933          1.018           448,566
                                                       2003      0.742          0.933           485,974
                                                       2002      1.008          0.742           545,220
                                                       2001      1.114          1.008           296,057
                                                       2000      0.998          1.114                --
                                                       1999      1.000          0.998                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                --
                                                       2006      1.408          1.628           151,685
                                                       2005      1.382          1.408           111,507
                                                       2004      1.244          1.382            84,102
                                                       2003      1.000          1.244            17,546

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                --
                                                       2006      1.644          1.820           123,865
                                                       2005      1.541          1.644           120,350
                                                       2004      1.260          1.541            41,464
                                                       2003      1.000          1.260             5,686

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.014          1.064                --
                                                       2006      0.956          1.014           252,737

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.055          1.064           198,008

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.328            10,389
                                                       2006      1.274          1.360                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.168          1.142           492,623
                                                       2006      1.058          1.168           414,286

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.688          0.884         1,248,240
                                                       2006      0.670          0.688         1,215,285

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.289          1.144            18,932

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.077          1.102           553,859
                                                       2006      1.001          1.077           590,014

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065           261,254
                                                       2006      1.002          1.073            14,956

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083           253,330
                                                       2006      0.992          0.982           301,961

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.302          1.430            33,848
                                                       2006      1.310          1.302            11,990

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596           204,392

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496            58,405
                                                       2006      1.274          1.410            81,484

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026         1,095,236
                                                       2006      1.003          1.222         1,264,844

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223           562,282

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650             2,301
                                                       2006      1.480          1.593            14,375

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.180          1.304                --
                                                       2006      1.120          1.180                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.471          1.547           517,980
                                                       2006      1.419          1.471           430,588

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985         1,877,755
                                                       2006      1.003          1.030            98,467

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.595          0.707         1,169,859
                                                       2006      0.609          0.595         1,385,443

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.256          1.315           580,456
                                                       2006      1.209          1.256           603,946

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.756          0.745           438,546
                                                       2006      0.735          0.756            45,437

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.853          0.875         1,097,956
                                                       2006      0.841          0.853         1,227,158

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.380          1.417         1,934,887
                                                       2006      1.344          1.380         2,296,388

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081            11,223
                                                       2006      1.002          1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087                --
                                                       2006      1.001          1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086            43,678
                                                       2006      1.002          1.051                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086            92,783
                                                       2006      1.002          1.056            71,218

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086                --
                                                       2006      1.002          1.061                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.506          1.547         4,688,598
                                                       2006      1.407          1.506         5,144,852

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.052          1.103           546,113
                                                       2006      0.996          1.052           593,295

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152           620,010
                                                       2006      0.998          1.070           657,592

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                --
                                                       2006      1.133          1.125           390,124
                                                       2005      1.125          1.133           366,843
                                                       2004      1.048          1.125           235,306
                                                       2003      1.000          1.048            29,952

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         3,149,976
                                                       2006      1.226          1.255         3,972,302
                                                       2005      1.213          1.226         4,364,209
                                                       2004      1.173          1.213         6,033,661
                                                       2003      1.132          1.173         6,603,100
                                                       2002      1.053          1.132         5,715,152
                                                       2001      1.000          1.053         1,027,250

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.895          0.974            74,699
                                                       2006      0.817          0.895           258,094
                                                       2005      0.773          0.817           263,361
                                                       2004      0.728          0.773           303,680
                                                       2003      0.560          0.728           322,550
                                                       2002      0.806          0.560           354,885
                                                       2001      1.000          0.806            90,017

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.408          1.526                --
                                                       2006      1.118          1.408           236,400
                                                       2005      1.011          1.118           227,235
                                                       2004      0.882          1.011           177,298
                                                       2003      0.696          0.882           174,431
                                                       2002      0.857          0.696           120,823
                                                       2001      1.000          0.857           172,126

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                --
                                                       2006      1.701          1.967         1,100,216
                                                       2005      1.611          1.701         1,174,869
                                                       2004      1.295          1.611         1,251,913
                                                       2003      0.877          1.295         1,304,358
                                                       2002      1.088          0.877         1,111,270
                                                       2001      1.000          1.088           218,519

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.931          0.992                --
                                                       2005      0.869          0.931           332,768
                                                       2004      0.827          0.869           463,100
                                                       2003      0.649          0.827           436,166
                                                       2002      0.864          0.649           153,676
                                                       2001      1.000          0.864            53,578

  Travelers Equity Income Subaccount (4/00)..........  2006      1.278          1.344                --
                                                       2005      1.240          1.278         2,764,524
                                                       2004      1.145          1.240         3,118,779
                                                       2003      0.885          1.145         3,246,588
                                                       2002      1.043          0.885         2,913,402
                                                       2001      1.133          1.043         1,567,212
                                                       2000      1.000          1.133           197,368

  Travelers Large Cap Subaccount (11/99).............  2006      0.815          0.841                --
                                                       2005      0.761          0.815           281,674
                                                       2004      0.724          0.761           335,600
                                                       2003      0.589          0.724           350,858
                                                       2002      0.774          0.589           292,511
                                                       2001      0.949          0.774           201,210
                                                       2000      1.126          0.949            72,389
                                                       1999      1.000          1.126             7,030

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.148                --
                                                       2005      1.000          1.078                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.032          1.037                --
                                                       2005      1.022          1.032                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.047          1.085                --
                                                       2005      1.002          1.047                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.066          1.113                --
                                                       2005      1.000          1.066                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.039          1.060                --
                                                       2005      1.000          1.039                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (5/01).........  2006      1.220          1.209                --
                                                       2005      1.220          1.220           569,778
                                                       2004      1.203          1.220           650,112
                                                       2003      1.125          1.203           598,298
                                                       2002      1.116          1.125           339,945
                                                       2001      1.000          1.116            99,793

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      0.900          0.956                --
                                                       2005      0.815          0.900           288,511
                                                       2004      0.713          0.815           357,722
                                                       2003      0.597          0.713           361,013
                                                       2002      0.808          0.597           331,234
                                                       2001      1.057          0.808           253,154
                                                       2000      1.000          1.057             8,995

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.575          0.609                --
                                                       2005      0.566          0.575         1,435,861
                                                       2004      0.503          0.566           853,578
                                                       2003      0.372          0.503           874,458
                                                       2002      0.737          0.372           765,147
                                                       2001      0.980          0.737           619,700
                                                       2000      1.000          0.980            15,819

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.362          1.407                --
                                                       2005      1.342          1.362         4,565,755
                                                       2004      1.221          1.342         5,170,815
                                                       2003      1.062          1.221         5,160,068
                                                       2002      1.137          1.062         3,995,198
                                                       2001      1.153          1.137         1,997,966
                                                       2000      1.000          1.153            99,711

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.178          1.274                --
                                                       2005      1.122          1.178            92,575
                                                       2004      1.000          1.122            25,036

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.921          1.058                --
                                                       2005      0.853          0.921           461,470
                                                       2004      0.747          0.853           422,641
                                                       2003      0.589          0.747           432,727
                                                       2002      0.686          0.589           289,734
                                                       2001      0.943          0.686           286,652
                                                       2000      1.000          0.943                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                --
                                                       2005      1.334          1.394            12,988
                                                       2004      1.217          1.334                --
                                                       2003      1.000          1.217             1,000

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.063          1.120                --
                                                       2005      1.020          1.063                --

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.404          1.419                --
                                                       2005      1.373          1.404           415,323
                                                       2004      1.255          1.373           377,848
                                                       2003      1.065          1.255           133,615
                                                       2002      1.020          1.065           134,078
                                                       2001      0.992          1.020           499,291
                                                       2000      1.000          0.992             7,948

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.741          0.774                --
                                                       2005      0.737          0.741         1,288,013
                                                       2004      0.678          0.737         1,601,573
                                                       2003      0.519          0.678         1,832,344
                                                       2002      0.792          0.519         1,656,273
                                                       2001      0.927          0.792         1,087,180
                                                       2000      1.149          0.927            50,352
                                                       1999      1.000          1.149            11,645

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.137          1.310                --
                                                       2005      1.000          1.137                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.274                --
                                                       2005      0.987          1.110                --

  Travelers Van Kampen Enterprise Subaccount (8/00)..  2006      0.707          0.735                --
                                                       2005      0.665          0.707            45,456
                                                       2004      0.649          0.665            45,757
                                                       2003      0.524          0.649            45,389
                                                       2002      0.753          0.524            44,642
                                                       2001      0.970          0.753            10,867
                                                       2000      1.000          0.970                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)..........................................  2007      0.794          0.916            91,731
                                                       2006      0.783          0.794           145,680
                                                       2005      0.735          0.783           225,555
                                                       2004      0.697          0.735           260,528
                                                       2003      0.555          0.697           266,750
                                                       2002      0.834          0.555           274,192
                                                       2001      1.234          0.834           275,388
                                                       2000      1.000          1.234             6,477




                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 2.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.148               --
                                                       2006      1.000          1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.084          1.136               --
                                                       2005      1.050          1.084               --
                                                       2004      1.000          1.050               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.105          1.153               --
                                                       2005      1.081          1.105               --
                                                       2004      1.000          1.081               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.188          1.154               --
                                                       2005      1.059          1.188               --
                                                       2004      1.000          1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.640           44,721
                                                       2006      1.241          1.461           56,920
                                                       2005      1.113          1.241           57,308
                                                       2004      1.000          1.113               --

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.329          1.459           40,593
                                                       2006      1.233          1.329           56,333
                                                       2005      1.086          1.233           40,949
                                                       2004      1.000          1.086               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.240          1.273           53,166
                                                       2006      1.102          1.240           69,798
                                                       2005      1.065          1.102           41,477
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.351          1.334               --
                                                       2005      1.170          1.351               --
                                                       2004      1.000          1.170               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      1.349          1.749               --
                                                       2005      1.288          1.349            8,790
                                                       2004      1.000          1.288               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.203          1.305               --
                                                       2005      1.117          1.203               --
                                                       2004      1.000          1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.205          1.340               --
                                                       2005      1.120          1.205               --
                                                       2004      1.000          1.120               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)............................................  2007      1.380          1.584           17,050
                                                       2006      1.265          1.380           17,053
                                                       2005      1.108          1.265           17,056
                                                       2004      1.000          1.108               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.555          1.753              932
                                                       2006      1.416          1.555           10,241
                                                       2005      1.227          1.416           10,559
                                                       2004      1.000          1.227               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.209          1.226           18,915
                                                       2006      1.046          1.209           18,915
                                                       2005      1.000          1.046           11,132

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)........................  2007      1.181          1.283               --
                                                       2006      1.111          1.181               --
                                                       2005      1.085          1.111               --
                                                       2004      1.000          1.085               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.189          1.376               --
                                                       2005      1.100          1.189           10,294
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.967          2.476           21,604
                                                       2006      1.572          1.967           21,607
                                                       2005      1.262          1.572           21,611
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.478          1.667           26,436
                                                       2006      1.245          1.478           36,849
                                                       2005      1.156          1.245           37,211
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.191          1.418               --
                                                       2005      1.120          1.191               --
                                                       2004      1.000          1.120               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.370          1.630               --
                                                       2006      1.237          1.370               --
                                                       2005      1.130          1.237               --
                                                       2004      1.000          1.130               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.145          1.277               --
                                                       2005      1.126          1.145               --
                                                       2004      1.000          1.126               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.119          1.188               --
                                                       2006      1.066          1.119               --
                                                       2005      1.026          1.066               --
                                                       2004      1.000          1.026               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (12/99)............................................  2007      1.237          1.227           36,306
                                                       2006      1.164          1.237           36,312
                                                       2005      1.066          1.164           36,319
                                                       2004      1.000          1.066               --

  LMPVET Appreciation Subaccount (Class I) (4/00)....  2007      1.209          1.280               --
                                                       2006      1.077          1.209               --
                                                       2005      1.057          1.077               --
                                                       2004      1.000          1.057               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.179          1.176               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.135          1.168           65,384
                                                       2006      1.051          1.135           65,384
                                                       2005      1.031          1.051           53,553
                                                       2004      1.000          1.031               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.187          1.181           39,653
                                                       2006      1.069          1.187           39,653
                                                       2005      1.039          1.069           10,168
                                                       2004      1.000          1.039               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.143          1.188               --
                                                       2006      0.991          1.143               --
                                                       2005      1.016          0.991               --
                                                       2004      1.000          1.016               --

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.227          1.258               --
                                                       2006      1.090          1.227               --
                                                       2005      1.070          1.090               --
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/01).............................................  2007      1.237          1.224               --
                                                       2006      1.084          1.237               --
                                                       2005      1.058          1.084               --
                                                       2004      1.000          1.058               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.251          1.282            9,501
                                                       2006      1.111          1.251            9,501
                                                       2005      1.067          1.111            2,462
                                                       2004      1.000          1.067               --

  LMPVET International All Cap Opportunity Subaccount
  (4/00).............................................  2007      1.552          1.613               --
                                                       2006      1.262          1.552               --
                                                       2005      1.156          1.262               --
                                                       2004      1.000          1.156               --

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.299          1.319               --
                                                       2006      1.124          1.299               --
                                                       2005      1.080          1.124               --
                                                       2004      1.000          1.080               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.041          1.071               --
                                                       2006      1.018          1.041               --
                                                       2005      0.990          1.018               --
                                                       2004      1.000          0.990               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.300          1.361               --
                                                       2006      1.159          1.300               --
                                                       2005      1.095          1.159               --
                                                       2004      1.000          1.095               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.147          1.162               --
                                                       2006      1.046          1.147               --
                                                       2005      1.033          1.046               --
                                                       2004      1.000          1.033               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.318          1.417           16,972
                                                       2006      1.196          1.318               --
                                                       2005      1.166          1.196               --
                                                       2004      1.000          1.166               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.016          1.006           15,370
                                                       2006      0.998          1.016           15,377
                                                       2005      0.998          0.998           15,385
                                                       2004      1.000          0.998               --

  LMPVIT Diversified Srategic Income Subaccount
  (2/01).............................................  2007      1.105          1.101               --
                                                       2006      1.073          1.105               --
                                                       2005      1.071          1.073               --
                                                       2004      1.000          1.071               --

  LMPVIT High Income Subaccount (5/01)...............  2007      1.180          1.157            1,116
                                                       2006      1.088          1.180           12,092
                                                       2005      1.085          1.088           12,468
                                                       2004      1.000          1.085               --

  LMPVIT Money Market Subaccount (7/00)..............  2007      1.021          1.047               --
                                                       2006      0.998          1.021               --
                                                       2005      0.994          0.998               --
                                                       2004      1.000          0.994               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.323          1.408               --
                                                       2006      1.199          1.323           16,938
                                                       2005      1.170          1.199           16,941
                                                       2004      1.000          1.170               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.241          1.299               --
                                                       2006      1.075          1.241               --
                                                       2005      1.057          1.075               --
                                                       2004      1.000          1.057               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.301          1.364               --
                                                       2006      1.126          1.301               --
                                                       2005      1.081          1.126               --
                                                       2004      1.000          1.081               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.272          1.319               --
                                                       2006      1.110          1.272           18,078
                                                       2005      1.100          1.110           10,841
                                                       2004      1.000          1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.347          1.481               --
                                                       2006      1.228          1.347           27,623
                                                       2005      1.161          1.228           27,966
                                                       2004      1.000          1.161               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.375          1.438               --
                                                       2006      1.304          1.375               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.426          1.430               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.340          1.296               --
                                                       2006      1.263          1.340               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.541          1.493               --
                                                       2006      1.405          1.541               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.361          1.735               --
                                                       2006      1.334          1.361               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.267          1.117               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.085           43,146
                                                       2006      1.001          1.071           21,688

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049           22,291
                                                       2006      1.002          1.067               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.171          1.281               --
                                                       2006      1.191          1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.283          1.397               --
                                                       2006      1.299          1.283               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.705          1.782               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.390          1.462               --
                                                       2006      1.264          1.390               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           21,224
                                                       2006      1.003          1.214           21,224

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.071          1.129           20,164

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.283          1.317           17,817
                                                       2006      1.199          1.283           17,817

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.163          1.281               --
                                                       2006      1.110          1.163               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.162          1.211               --
                                                       2006      1.127          1.162               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970           23,063
                                                       2006      1.003          1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.109          1.305               --
                                                       2006      1.142          1.109               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.041          1.079               --
                                                       2006      1.008          1.041               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.157          1.130               --
                                                       2006      1.131          1.157               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.156          1.174               --
                                                       2006      1.145          1.156               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.205          1.225               --
                                                       2006      1.180          1.205               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071           61,646
                                                       2006      1.001          1.038           61,676

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070           21,493
                                                       2006      1.002          1.050           21,530

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070               --
                                                       2006      1.002          1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.208          1.230               --
                                                       2006      1.136          1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.048          1.067               --
                                                       2006      1.065          1.048           31,505
                                                       2005      1.068          1.065           23,901
                                                       2004      1.000          1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.061          1.128           20,443
                                                       2006      1.046          1.061           31,802
                                                       2005      1.045          1.046           24,113
                                                       2004      1.000          1.045               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.214          1.309               --
                                                       2006      1.118          1.214               --
                                                       2005      1.067          1.118               --
                                                       2004      1.000          1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.587          1.714               --
                                                       2006      1.271          1.587               --
                                                       2005      1.159          1.271               --
                                                       2004      1.000          1.159               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.431          1.525               --
                                                       2006      1.248          1.431           16,396
                                                       2005      1.193          1.248           16,399
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.121          1.191               --
                                                       2005      1.055          1.121               --
                                                       2004      1.000          1.055               --

  Travelers Equity Income Subaccount (4/00)..........  2006      1.126          1.180               --
                                                       2005      1.102          1.126               --
                                                       2004      1.000          1.102               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.114          1.145               --
                                                       2005      1.049          1.114               --
                                                       2004      1.000          1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.000          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.026          1.028               --
                                                       2005      1.020          1.026           60,113

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.076               --
                                                       2005      1.002          1.042           20,075

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      1.000          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.033          1.051               --
                                                       2005      1.000          1.033               --

  Travelers Managed Income Subaccount (5/01).........  2006      1.020          1.008               --
                                                       2005      1.029          1.020               --
                                                       2004      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      1.231          1.304               --
                                                       2005      1.124          1.231               --
                                                       2004      1.000          1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.081          1.142               --
                                                       2005      1.074          1.081               --
                                                       2004      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.103          1.136               --
                                                       2005      1.096          1.103               --
                                                       2004      1.000          1.096               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.172          1.264               --
                                                       2005      1.127          1.172               --
                                                       2004      1.000          1.127               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.226          1.405               --
                                                       2005      1.145          1.226               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.133          1.199               --
                                                       2005      1.093          1.133           10,627
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.058          1.110               --
                                                       2005      1.019          1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.119          1.127               --
                                                       2005      1.104          1.119               --
                                                       2004      1.000          1.104               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.095          1.140               --
                                                       2005      1.098          1.095               --
                                                       2004      1.000          1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.131          1.299               --
                                                       2005      1.000          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.263               --
                                                       2005      0.986          1.103               --

  Travelers Van Kampen Enterprise Subaccount (8/00)..  2006      1.092          1.131               --
                                                       2005      1.037          1.092               --
                                                       2004      1.000          1.037               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)..........................................  2007      1.123          1.284               --
                                                       2006      1.117          1.123               --
                                                       2005      1.059          1.117               --
                                                       2004      1.000          1.059               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

               FOR METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.081          1.159                 --
                                                       2006      1.000          1.081          1,322,287

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.816          0.857                 --
                                                       2005      0.783          0.816          1,550,953
                                                       2004      0.751          0.783          1,746,250
                                                       2003      0.609          0.751          2,078,822
                                                       2002      0.885          0.609          1,958,680
                                                       2001      1.000          0.885            772,623

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                 --
                                                       2005      1.127          1.162            836,628
                                                       2004      1.027          1.127            821,546
                                                       2003      0.788          1.027            805,689
                                                       2002      1.000          0.788            288,171

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                 --
                                                       2005      0.668          0.756         13,620,446
                                                       2004      0.625          0.668         16,701,254
                                                       2003      0.514          0.625         20,289,834
                                                       2002      0.753          0.514         22,920,668
                                                       2001      0.925          0.753         30,657,551
                                                       2000      1.127          0.925         26,711,914
                                                       1999      1.000          1.127          2,118,594

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.478          1.674          9,442,927
                                                       2006      1.245          1.478         10,059,936
                                                       2005      1.106          1.245         10,391,145
                                                       2004      0.989          1.106         10,671,866
                                                       2003      0.741          0.989          9,954,233
                                                       2002      0.880          0.741         10,006,380
                                                       2001      1.041          0.880         10,783,872
                                                       2000      1.301          1.041          9,193,213
                                                       1999      1.000          1.301            496,228

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.366          1.514         27,026,066
                                                       2006      1.257          1.366         29,940,315
                                                       2005      1.097          1.257         30,770,173
                                                       2004      0.989          1.097         31,399,627
                                                       2003      0.733          0.989         30,519,238
                                                       2002      0.984          0.733         29,254,703
                                                       2001      1.220          0.984         24,168,621
                                                       2000      1.184          1.220         17,763,993
                                                       1999      1.000          1.184            790,492

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.507          1.560         17,730,876
                                                       2006      1.326          1.507         19,404,004
                                                       2005      1.271          1.326         21,463,117
                                                       2004      1.167          1.271         22,247,206
                                                       2003      0.894          1.167         20,672,145
                                                       2002      1.110          0.894         19,762,828
                                                       2001      1.098          1.110         17,618,589
                                                       2000      1.031          1.098         10,615,411
                                                       1999      1.000          1.031          1,022,054

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.676          0.670                 --
                                                       2005      0.580          0.676          7,869,627
                                                       2004      0.492          0.580          8,682,856
                                                       2003      0.400          0.492          9,196,896
                                                       2002      0.541          0.400         10,337,045
                                                       2001      0.742          0.541         14,174,851
                                                       2000      0.928          0.742          9,685,366

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.347          3.069                 --
                                                       2005      2.221          2.347          1,426,888
                                                       2004      1.714          2.221          1,614,681
                                                       2003      1.297          1.714          1,701,015
                                                       2002      1.258          1.297          1,710,144
                                                       2001      1.173          1.258            481,199
                                                       2000      1.042          1.173             48,709

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                 --
                                                       2005      1.210          1.315             67,656
                                                       2004      1.074          1.210             26,986
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.312          1.463                 --
                                                       2005      1.208          1.312            192,466
                                                       2004      1.068          1.208            131,916
                                                       2003      1.000          1.068             16,802

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.475          1.709          5,230,198
                                                       2006      1.341          1.475          5,667,769
                                                       2005      1.163          1.341          5,806,998
                                                       2004      1.023          1.163          5,854,650
                                                       2003      0.808          1.023          6,421,472
                                                       2002      0.905          0.808          6,685,142
                                                       2001      1.047          0.905          6,912,959
                                                       2000      1.138          1.047          6,333,548
                                                       1999      1.000          1.138          1,210,535

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.972          2.243          2,956,511
                                                       2006      1.779          1.972          3,711,973
                                                       2005      1.529          1.779          3,337,201
                                                       2004      1.244          1.529          2,878,436
                                                       2003      0.912          1.244          1,954,640
                                                       2002      1.000          0.912            844,778

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.227          1.255          1,650,986
                                                       2006      1.052          1.227            957,045
                                                       2005      1.028          1.052            175,707

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.935          1.025          2,692,980
                                                       2006      0.872          0.935          3,034,179
                                                       2005      0.844          0.872          3,790,175
                                                       2004      0.768          0.844          4,212,277
                                                       2003      0.567          0.768          4,510,872
                                                       2002      0.807          0.567          4,835,041
                                                       2001      0.965          0.807          5,511,086
                                                       2000      1.173          0.965          4,678,792
                                                       1999      1.000          1.173            719,638

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                 --
                                                       2005      1.158          1.262          1,699,785
                                                       2004      1.043          1.158          1,557,424
                                                       2003      0.845          1.043          1,274,575
                                                       2002      1.000          0.845            633,273

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.826          3.589            983,544
                                                       2006      2.238          2.826            958,426
                                                       2005      1.781          2.238            708,466
                                                       2004      1.448          1.781            259,549
                                                       2003      1.000          1.448            157,913

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.408          1.603          6,272,498
                                                       2006      1.176          1.408          6,709,019
                                                       2005      1.082          1.176          6,083,715
                                                       2004      0.926          1.082          5,996,738
                                                       2003      0.710          0.926          5,855,211
                                                       2002      0.884          0.710          5,959,767
                                                       2001      1.068          0.884          6,615,238
                                                       2000      1.109          1.068          5,495,504
                                                       1999      1.000          1.109            445,419

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.267          1.522                 --
                                                       2005      1.180          1.267          1,340,280
                                                       2004      1.032          1.180            886,673
                                                       2003      0.792          1.032            675,020
                                                       2002      0.981          0.792            180,014

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.554          0.666          3,811,814
                                                       2006      0.496          0.554          4,280,411
                                                       2005      0.449          0.496          5,414,722
                                                       2004      0.378          0.449          6,161,479
                                                       2003      0.284          0.378          7,020,554
                                                       2002      0.401          0.284          7,331,562
                                                       2001      0.674          0.401          9,326,574
                                                       2000      1.000          0.674          6,961,748

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                 --
                                                       2005      1.513          1.552            893,526
                                                       2004      1.336          1.513            698,253
                                                       2003      1.000          1.336            134,336

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.963          1.025                 --
                                                       2006      0.910          0.963            556,538
                                                       2005      0.868          0.910            565,531
                                                       2004      0.855          0.868            632,895
                                                       2003      0.646          0.855            620,411
                                                       2002      0.894          0.646            606,029
                                                       2001      1.000          0.894            226,185

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.473          1.475         13,184,742
                                                       2006      1.373          1.473         14,772,667
                                                       2005      1.247          1.373         17,148,499
                                                       2004      1.150          1.247         18,826,641
                                                       2003      0.867          1.150         20,242,471
                                                       2002      1.306          0.867         20,165,150
                                                       2001      1.381          1.306         19,643,514
                                                       2000      1.210          1.381         13,025,930
                                                       1999      1.000          1.210          1,210,115

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.211          1.295          7,113,752
                                                       2006      1.070          1.211          7,601,782
                                                       2005      1.040          1.070          8,344,794
                                                       2004      0.970          1.040          9,119,515
                                                       2003      0.789          0.970          9,487,337
                                                       2002      0.971          0.789          9,050,877
                                                       2001      1.025          0.971          5,617,721
                                                       2000      1.044          1.025          3,282,703
                                                       1999      1.000          1.044            407,917

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.677          1.674            367,762

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.448          1.505          2,110,569
                                                       2006      1.329          1.448          2,699,543
                                                       2005      1.293          1.329          2,737,615
                                                       2004      1.249          1.293          2,880,403
                                                       2003      1.038          1.249          2,438,742
                                                       2002      1.000          1.038            195,141

  LMPVET Capital Subaccount (10/02)..................  2007      1.682          1.690          1,666,895
                                                       2006      1.502          1.682          2,270,739
                                                       2005      1.447          1.502          2,635,196
                                                       2004      1.376          1.447          2,959,547
                                                       2003      1.061          1.376          2,337,352
                                                       2002      1.000          1.061            224,978

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.927          0.973            174,377
                                                       2006      0.797          0.927            205,332
                                                       2005      0.810          0.797            387,532
                                                       2004      0.794          0.810            203,625
                                                       2003      0.652          0.794            191,601
                                                       2002      0.894          0.652             95,273
                                                       2001      1.000          0.894             78,232

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.005          1.040         13,956,126
                                                       2006      0.885          1.005         15,620,766
                                                       2005      0.861          0.885         16,905,236
                                                       2004      0.792          0.861         18,836,125
                                                       2003      0.629          0.792         19,589,108
                                                       2002      0.822          0.629         17,735,675
                                                       2001      0.951          0.822         14,784,877
                                                       2000      1.063          0.951          9,919,249
                                                       1999      1.000          1.063            638,959

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.567          1.565         13,277,286
                                                       2006      1.361          1.567          8,978,416
                                                       2005      1.317          1.361         10,599,477
                                                       2004      1.234          1.317         11,843,618
                                                       2003      0.903          1.234         12,622,271
                                                       2002      1.163          0.903         12,486,442
                                                       2001      1.245          1.163          8,723,448
                                                       2000      1.048          1.245          2,061,001
                                                       1999      1.000          1.048             29,295

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.808          1.871            598,994
                                                       2006      1.592          1.808            624,329
                                                       2005      1.515          1.592            615,702
                                                       2004      1.394          1.515            562,421
                                                       2003      1.074          1.394            427,680
                                                       2002      1.000          1.074             31,725

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      0.918          0.962          2,965,007
                                                       2006      0.739          0.918          3,309,795
                                                       2005      0.671          0.739          3,920,607
                                                       2004      0.577          0.671          4,382,954
                                                       2003      0.459          0.577          6,412,697
                                                       2002      0.627          0.459          5,876,699
                                                       2001      0.924          0.627          7,629,713
                                                       2000      1.230          0.924          6,638,564
                                                       1999      1.000          1.230            945,011

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.438          1.473          7,320,259
                                                       2006      1.233          1.438          4,097,564
                                                       2005      1.174          1.233          5,504,348
                                                       2004      1.078          1.174          6,005,375
                                                       2003      0.826          1.078          7,816,635
                                                       2002      1.089          0.826          7,795,316
                                                       2001      1.152          1.089          6,793,914
                                                       2000      1.014          1.152          2,942,606
                                                       1999      1.000          1.014             69,063

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.986          1.024         12,456,754
                                                       2006      0.956          0.986         14,358,357
                                                       2005      0.922          0.956         16,386,536
                                                       2004      0.931          0.922         18,390,200
                                                       2003      0.640          0.931         20,579,752
                                                       2002      0.863          0.640         21,331,286
                                                       2001      1.000          0.863         22,512,692
                                                       2000      1.090          1.000         17,218,164
                                                       1999      1.000          1.090          2,526,512

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.617          1.708          3,325,055
                                                       2006      1.428          1.617          4,075,706
                                                       2005      1.337          1.428          4,677,175
                                                       2004      1.228          1.337          5,286,958
                                                       2003      0.959          1.228          6,086,848
                                                       2002      1.203          0.959          6,634,416
                                                       2001      1.355          1.203          6,353,871
                                                       2000      1.166          1.355          4,114,813
                                                       1999      1.000          1.166            501,324

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.619          1.652                 --
                                                       2006      1.462          1.619            328,207
                                                       2005      1.432          1.462            339,470
                                                       2004      1.360          1.432            347,413
                                                       2003      1.069          1.360            310,732
                                                       2002      1.000          1.069              3,641

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.577          1.711          1,745,114
                                                       2006      1.419          1.577          1,754,006
                                                       2005      1.371          1.419          1,951,209
                                                       2004      1.208          1.371          2,193,044
                                                       2003      0.823          1.208          2,776,264
                                                       2002      1.278          0.823          2,106,333
                                                       2001      1.397          1.278          2,044,688
                                                       2000      1.213          1.397          1,826,310
                                                       1999      1.000          1.213             56,346

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033            608,737
                                                       2006      1.006          1.033            597,801
                                                       2005      0.997          1.006            443,529
                                                       2004      0.999          0.997            350,365
                                                       2003      1.000          0.999              3,637

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.298          1.306          3,586,464
                                                       2006      1.249          1.298          4,736,059
                                                       2005      1.235          1.249          5,421,715
                                                       2004      1.174          1.235          5,871,619
                                                       2003      1.065          1.174          7,014,816
                                                       2002      1.030          1.065          6,437,646
                                                       2001      1.013          1.030          5,810,704
                                                       2000      0.999          1.013          4,456,819
                                                       1999      1.000          0.999            156,084

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.264          1.250          3,807,547
                                                       2006      1.155          1.264          4,590,234
                                                       2005      1.141          1.155          5,546,534
                                                       2004      1.048          1.141          6,636,147
                                                       2003      0.833          1.048          7,127,999
                                                       2002      0.873          0.833          5,888,462
                                                       2001      0.920          0.873          5,392,288
                                                       2000      1.015          0.920          3,364,568
                                                       1999      1.000          1.015            222,226

  LMPVIT Money Market Subaccount (11/99).............  2007      1.109          1.148          9,463,043
                                                       2006      1.075          1.109          9,763,038
                                                       2005      1.060          1.075          9,714,014
                                                       2004      1.066          1.060         10,724,738
                                                       2003      1.074          1.066         13,369,673
                                                       2002      1.075          1.074         23,858,907
                                                       2001      1.052          1.075         34,802,834
                                                       2000      1.006          1.052         16,551,256
                                                       1999      1.000          1.006          2,574,330

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.274          1.360                 --
                                                       2006      1.144          1.274            396,827
                                                       2005      1.106          1.144            523,941
                                                       2004      0.970          1.106            477,894
                                                       2003      0.693          0.970            734,566
                                                       2002      0.945          0.693            646,552
                                                       2001      1.000          0.945            301,808

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.564          1.642                 --
                                                       2006      1.343          1.564          6,401,773
                                                       2005      1.309          1.343          7,424,062
                                                       2004      1.225          1.309          8,139,285
                                                       2003      0.894          1.225          9,114,126
                                                       2002      1.209          0.894          9,606,077
                                                       2001      1.204          1.209          7,452,708
                                                       2000      1.032          1.204          2,476,774
                                                       1999      1.000          1.032             42,351

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.247          1.311                 --
                                                       2006      1.069          1.247          4,930,667
                                                       2005      1.018          1.069          5,614,792
                                                       2004      0.933          1.018          6,472,999
                                                       2003      0.742          0.933          6,987,013
                                                       2002      1.008          0.742          8,814,849
                                                       2001      1.114          1.008          9,311,478
                                                       2000      0.998          1.114          5,501,375
                                                       1999      1.000          0.998          1,119,883

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                 --
                                                       2006      1.408          1.628          1,152,385
                                                       2005      1.382          1.408          1,064,845
                                                       2004      1.244          1.382            674,660
                                                       2003      1.000          1.244            305,344

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                 --
                                                       2006      1.644          1.820          1,301,598
                                                       2005      1.541          1.644          1,611,204
                                                       2004      1.260          1.541          1,323,373
                                                       2003      1.000          1.260            557,395

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.014          1.064                 --
                                                       2006      0.956          1.014          2,494,173

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.055          1.064          2,112,013

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.328            338,218
                                                       2006      1.274          1.360             81,035

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.168          1.142          2,817,743
                                                       2006      1.058          1.168          2,837,194

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.688          0.884          5,642,981
                                                       2006      0.670          0.688          6,008,022

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.289          1.144             88,671

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.077          1.102          3,319,904
                                                       2006      1.001          1.077          2,310,974

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065          2,059,005
                                                       2006      1.015          1.073            145,137

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083            367,502
                                                       2006      0.992          0.982            334,912

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.302          1.430            167,357
                                                       2006      1.310          1.302             17,177

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596          2,435,021

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496          1,423,007
                                                       2006      1.274          1.410          1,270,916

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026          2,201,414
                                                       2006      1.003          1.222          3,748,896

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223          1,091,753

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650            119,887
                                                       2006      1.480          1.593             50,500

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.180          1.304                 --
                                                       2006      1.120          1.180             80,429

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.471          1.547          1,799,547
                                                       2006      1.419          1.471          1,811,159

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985          6,004,180
                                                       2006      1.003          1.030          2,145,581

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.595          0.707          6,205,422
                                                       2006      0.609          0.595          7,417,952

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.256          1.315          6,012,568
                                                       2006      1.209          1.256          6,637,824

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.756          0.745          3,467,703
                                                       2006      0.735          0.756          2,029,379

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.853          0.875         10,662,488
                                                       2006      0.841          0.853         12,430,624

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.380          1.417          8,075,013
                                                       2006      1.344          1.380          9,129,051

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081            400,688
                                                       2006      1.002          1.062            406,646

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087            407,688
                                                       2006      1.001          1.044             10,382

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086            897,916
                                                       2006      1.002          1.051            150,233

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086            761,517
                                                       2006      1.002          1.056            499,638

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086          1,379,680
                                                       2006      1.002          1.061            342,858

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.506          1.547         17,549,549
                                                       2006      1.407          1.506         20,141,839

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.052          1.103          2,823,848
                                                       2006      0.996          1.052          2,440,606

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152          7,225,458
                                                       2006      0.998          1.070          8,415,627

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                 --
                                                       2006      1.133          1.125          1,706,678
                                                       2005      1.125          1.133          1,601,094
                                                       2004      1.048          1.125          1,424,929
                                                       2003      1.000          1.048            487,410

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         11,370,678
                                                       2006      1.226          1.255         12,823,268
                                                       2005      1.213          1.226         13,636,234
                                                       2004      1.173          1.213         14,874,186
                                                       2003      1.132          1.173         17,564,278
                                                       2002      1.053          1.132         17,039,505
                                                       2001      1.000          1.053          3,528,611

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.895          0.974            166,723
                                                       2006      0.817          0.895            171,492
                                                       2005      0.773          0.817            180,170
                                                       2004      0.728          0.773            189,012
                                                       2003      0.560          0.728            219,075
                                                       2002      0.806          0.560            193,101
                                                       2001      1.000          0.806             82,991

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.408          1.526                 --
                                                       2006      1.118          1.408          2,433,151
                                                       2005      1.011          1.118          2,357,610
                                                       2004      0.882          1.011          2,418,477
                                                       2003      0.696          0.882          3,509,039
                                                       2002      0.857          0.696          3,188,678
                                                       2001      1.000          0.857            239,877

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                 --
                                                       2006      1.701          1.967          2,792,090
                                                       2005      1.611          1.701          3,265,401
                                                       2004      1.295          1.611          3,517,982
                                                       2003      0.877          1.295          3,647,627
                                                       2002      1.088          0.877          3,088,400
                                                       2001      1.000          1.088          1,040,422

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.931          0.992                 --
                                                       2005      0.869          0.931            804,530
                                                       2004      0.827          0.869            806,240
                                                       2003      0.649          0.827            872,264
                                                       2002      0.864          0.649            711,965
                                                       2001      1.000          0.864            630,256

  Travelers Equity Income Subaccount (11/99).........  2006      1.278          1.344                 --
                                                       2005      1.240          1.278          9,917,573
                                                       2004      1.145          1.240         11,001,456
                                                       2003      0.885          1.145         11,397,574
                                                       2002      1.043          0.885         10,600,886
                                                       2001      1.133          1.043         10,046,727
                                                       2000      1.052          1.133          4,977,279
                                                       1999      1.000          1.052            174,100

  Travelers Large Cap Subaccount (11/99).............  2006      0.815          0.841                 --
                                                       2005      0.761          0.815          4,989,786
                                                       2004      0.724          0.761          6,116,510
                                                       2003      0.589          0.724          6,858,228
                                                       2002      0.774          0.589          6,842,860
                                                       2001      0.949          0.774          7,970,781
                                                       2000      1.126          0.949          6,001,335
                                                       1999      1.000          1.126            500,514

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.148                 --
                                                       2005      1.007          1.078                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.032          1.037                 --
                                                       2005      1.000          1.032             33,294

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.047          1.085                 --
                                                       2005      1.000          1.047            346,342

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.066          1.113                 --
                                                       2005      0.999          1.066            185,975

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.039          1.060                 --
                                                       2005      1.008          1.039                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.220          1.209                 --
                                                       2005      1.220          1.220          7,206,827
                                                       2004      1.203          1.220          8,127,637
                                                       2003      1.125          1.203          9,137,556
                                                       2002      1.116          1.125          8,505,979
                                                       2001      1.061          1.116          5,960,679
                                                       2000      0.997          1.061          2,191,946
                                                       1999      1.000          0.997            194,554

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.900          0.956                 --
                                                       2005      0.815          0.900          2,796,240
                                                       2004      0.713          0.815          3,089,053
                                                       2003      0.597          0.713          3,688,680
                                                       2002      0.808          0.597          4,148,896
                                                       2001      1.057          0.808          4,279,316
                                                       2000      1.135          1.057          3,766,401
                                                       1999      1.000          1.135            307,732

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.575          0.609                 --
                                                       2005      0.566          0.575          9,346,433
                                                       2004      0.503          0.566          2,634,584
                                                       2003      0.372          0.503          3,413,182
                                                       2002      0.737          0.372          3,504,601
                                                       2001      0.980          0.737          3,647,107
                                                       2000      0.929          0.980          2,539,453

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.362          1.407                 --
                                                       2005      1.342          1.362         21,085,686
                                                       2004      1.221          1.342         23,762,190
                                                       2003      1.062          1.221         24,417,025
                                                       2002      1.137          1.062         22,713,962
                                                       2001      1.153          1.137         16,974,046
                                                       2000      1.003          1.153          5,181,152
                                                       1999      1.000          1.003            229,693

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.178          1.274                 --
                                                       2005      1.122          1.178            665,186
                                                       2004      0.994          1.122            365,637

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.921          1.058                 --
                                                       2005      0.853          0.921          2,661,031
                                                       2004      0.747          0.853          2,599,833
                                                       2003      0.589          0.747          1,473,404
                                                       2002      0.686          0.589          1,220,371
                                                       2001      0.943          0.686            885,468
                                                       2000      0.957          0.943            356,321

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                 --
                                                       2005      1.334          1.394            112,741
                                                       2004      1.217          1.334             78,072
                                                       2003      1.000          1.217             62,749

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.063          1.120                 --
                                                       2005      1.000          1.063             39,090

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.404          1.419                 --
                                                       2005      1.373          1.404          1,440,006
                                                       2004      1.255          1.373            930,528
                                                       2003      1.065          1.255            878,773
                                                       2002      1.020          1.065            990,950
                                                       2001      0.992          1.020          1,000,776
                                                       2000      0.994          0.992            165,623

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.741          0.774                 --
                                                       2005      0.737          0.741         10,759,065
                                                       2004      0.678          0.737         13,177,851
                                                       2003      0.519          0.678         14,897,916
                                                       2002      0.792          0.519         16,106,829
                                                       2001      0.927          0.792         19,754,119
                                                       2000      1.149          0.927         15,438,160
                                                       1999      1.000          1.149          1,333,895

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.137          1.310                 --
                                                       2005      1.032          1.137                314

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.274                 --
                                                       2005      1.000          1.110             12,521

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.707          0.735                 --
                                                       2005      0.665          0.707          2,332,726
                                                       2004      0.649          0.665          2,734,839
                                                       2003      0.524          0.649          3,147,706
                                                       2002      0.753          0.524          3,402,420
                                                       2001      0.970          0.753          3,768,278
                                                       2000      1.152          0.970          4,201,961
                                                       1999      1.000          1.152            614,555

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.794          0.916          5,520,812
                                                       2006      0.783          0.794          6,468,041
                                                       2005      0.735          0.783          7,374,304
                                                       2004      0.697          0.735          8,593,546
                                                       2003      0.555          0.697         10,823,223
                                                       2002      0.834          0.555         12,482,675
                                                       2001      1.234          0.834         14,221,625
                                                       2000      1.393          1.234         13,192,232
                                                       1999      1.000          1.393          1,613,716




                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 2.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.148               --
                                                       2006      1.000          1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.084          1.136               --
                                                       2005      1.050          1.084               --
                                                       2004      1.000          1.050               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.105          1.153               --
                                                       2005      1.081          1.105               --
                                                       2004      1.000          1.081               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.188          1.154               --
                                                       2005      1.059          1.188               --
                                                       2004      1.000          1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.640           68,097
                                                       2006      1.241          1.461           68,097
                                                       2005      1.113          1.241           68,097
                                                       2004      1.000          1.113               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.329          1.459           39,573
                                                       2006      1.233          1.329           49,475
                                                       2005      1.086          1.233           10,301
                                                       2004      1.000          1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.240          1.273           44,100
                                                       2006      1.102          1.240           55,209
                                                       2005      1.065          1.102           11,556
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.351          1.334               --
                                                       2005      1.170          1.351               --
                                                       2004      1.000          1.170               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.349          1.749               --
                                                       2005      1.288          1.349           36,512
                                                       2004      1.000          1.288               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.203          1.305               --
                                                       2005      1.117          1.203               --
                                                       2004      1.000          1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.205          1.340               --
                                                       2005      1.120          1.205               --
                                                       2004      1.000          1.120               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.380          1.584           16,789
                                                       2006      1.265          1.380           16,789
                                                       2005      1.108          1.265           16,789
                                                       2004      1.000          1.108               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.555          1.753               --
                                                       2006      1.416          1.555               --
                                                       2005      1.227          1.416               --
                                                       2004      1.000          1.227               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.209          1.226               --
                                                       2006      1.046          1.209               --
                                                       2005      1.027          1.046               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.181          1.283               --
                                                       2006      1.111          1.181               --
                                                       2005      1.085          1.111               --
                                                       2004      1.000          1.085               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.189          1.376               --
                                                       2005      1.100          1.189               --
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.967          2.476           35,523
                                                       2006      1.572          1.967           38,716
                                                       2005      1.262          1.572           38,853
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.478          1.667           52,733
                                                       2006      1.245          1.478           52,733
                                                       2005      1.156          1.245           52,733
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.191          1.418               --
                                                       2005      1.120          1.191               --
                                                       2004      1.000          1.120               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.370          1.630               --
                                                       2006      1.237          1.370               --
                                                       2005      1.130          1.237               --
                                                       2004      1.000          1.130               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.145          1.277               --
                                                       2005      1.126          1.145            6,109
                                                       2004      1.000          1.126               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.119          1.188               --
                                                       2006      1.066          1.119               --
                                                       2005      1.026          1.066               --
                                                       2004      1.000          1.026               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.237          1.227           24,410
                                                       2006      1.164          1.237           24,414
                                                       2005      1.066          1.164           24,417
                                                       2004      1.000          1.066               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.209          1.280               --
                                                       2006      1.077          1.209               --
                                                       2005      1.057          1.077               --
                                                       2004      1.000          1.057               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.179          1.176               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.135          1.168          156,235
                                                       2006      1.051          1.135           47,620
                                                       2005      1.031          1.051           47,644
                                                       2004      1.000          1.031               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.187          1.181          253,762
                                                       2006      1.069          1.187          265,617
                                                       2005      1.039          1.069          230,528
                                                       2004      1.000          1.039               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.143          1.188               --
                                                       2006      0.991          1.143               --
                                                       2005      1.016          0.991               --
                                                       2004      1.000          1.016               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.227          1.258               --
                                                       2006      1.090          1.227               --
                                                       2005      1.070          1.090               --
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.237          1.224               --
                                                       2006      1.084          1.237               --
                                                       2005      1.058          1.084               --
                                                       2004      1.000          1.058               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.251          1.282               --
                                                       2006      1.111          1.251               --
                                                       2005      1.067          1.111               --
                                                       2004      1.000          1.067               --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.552          1.613               --
                                                       2006      1.262          1.552               --
                                                       2005      1.156          1.262               --
                                                       2004      1.000          1.156               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.299          1.319               --
                                                       2006      1.124          1.299               --
                                                       2005      1.080          1.124               --
                                                       2004      1.000          1.080               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.041          1.071               --
                                                       2006      1.018          1.041               --
                                                       2005      0.990          1.018               --
                                                       2004      1.000          0.990               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.300          1.361               --
                                                       2006      1.159          1.300               --
                                                       2005      1.095          1.159               --
                                                       2004      1.000          1.095               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.147          1.162               --
                                                       2006      1.046          1.147               --
                                                       2005      1.033          1.046               --
                                                       2004      1.000          1.033               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.318          1.417           13,294
                                                       2006      1.196          1.318               --
                                                       2005      1.166          1.196               --
                                                       2004      1.000          1.166               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.016          1.006               --
                                                       2006      0.998          1.016               --
                                                       2005      0.998          0.998               --
                                                       2004      1.000          0.998               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.105          1.101               --
                                                       2006      1.073          1.105               --
                                                       2005      1.071          1.073               --
                                                       2004      1.000          1.071               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.180          1.157               --
                                                       2006      1.088          1.180               --
                                                       2005      1.085          1.088               --
                                                       2004      1.000          1.085               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.021          1.047               --
                                                       2006      0.998          1.021               --
                                                       2005      0.994          0.998               --
                                                       2004      1.000          0.994               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.323          1.408               --
                                                       2006      1.199          1.323           13,265
                                                       2005      1.170          1.199           13,265
                                                       2004      1.000          1.170               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.241          1.299               --
                                                       2006      1.075          1.241               --
                                                       2005      1.057          1.075               --
                                                       2004      1.000          1.057               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.301          1.364               --
                                                       2006      1.126          1.301               --
                                                       2005      1.081          1.126               --
                                                       2004      1.000          1.081               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.272          1.319               --
                                                       2006      1.110          1.272               --
                                                       2005      1.100          1.110               --
                                                       2004      1.000          1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.347          1.481               --
                                                       2006      1.228          1.347           44,386
                                                       2005      1.161          1.228           44,386
                                                       2004      1.000          1.161               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.375          1.438               --
                                                       2006      1.304          1.375               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.426          1.430               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.340          1.296               --
                                                       2006      1.263          1.340               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.541          1.493               --
                                                       2006      1.405          1.541               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.361          1.735               --
                                                       2006      1.334          1.361               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.267          1.117               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.085               --
                                                       2006      1.001          1.071               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049           56,066
                                                       2006      1.015          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.171          1.281               --
                                                       2006      1.191          1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.283          1.397               --
                                                       2006      1.299          1.283               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.705          1.782               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.390          1.462               --
                                                       2006      1.264          1.390               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           52,985
                                                       2006      1.003          1.214           52,985

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.071          1.129           44,737

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.283          1.317               --
                                                       2006      1.199          1.283               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.163          1.281               --
                                                       2006      1.110          1.163               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.162          1.211               --
                                                       2006      1.127          1.162               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970           32,436
                                                       2006      1.003          1.024            7,768

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.109          1.305               --
                                                       2006      1.142          1.109               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.041          1.079               --
                                                       2006      1.008          1.041               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.157          1.130               --
                                                       2006      1.131          1.157               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.156          1.174               --
                                                       2006      1.145          1.156               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.205          1.225               --
                                                       2006      1.180          1.205               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070               --
                                                       2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070               --
                                                       2006      1.002          1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.208          1.230               --
                                                       2006      1.136          1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.048          1.067               --
                                                       2006      1.065          1.048           54,015
                                                       2005      1.068          1.065           54,415
                                                       2004      1.000          1.068               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.061          1.128            6,765
                                                       2006      1.046          1.061           16,227
                                                       2005      1.045          1.046           16,638
                                                       2004      1.000          1.045               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.214          1.309               --
                                                       2006      1.118          1.214               --
                                                       2005      1.067          1.118               --
                                                       2004      1.000          1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.587          1.714               --
                                                       2006      1.271          1.587               --
                                                       2005      1.159          1.271               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.431          1.525               --
                                                       2006      1.248          1.431           17,538
                                                       2005      1.193          1.248           17,538
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.121          1.191               --
                                                       2005      1.055          1.121               --
                                                       2004      1.000          1.055               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.126          1.180               --
                                                       2005      1.102          1.126               --
                                                       2004      1.000          1.102               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.114          1.145               --
                                                       2005      1.049          1.114               --
                                                       2004      1.000          1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.007          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.028               --
                                                       2005      1.000          1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.076               --
                                                       2005      1.000          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      0.999          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.051               --
                                                       2005      1.007          1.033               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.020          1.008               --
                                                       2005      1.029          1.020               --
                                                       2004      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.231          1.304               --
                                                       2005      1.124          1.231               --
                                                       2004      1.000          1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.081          1.142               --
                                                       2005      1.074          1.081               --
                                                       2004      1.000          1.074               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.103          1.136               --
                                                       2005      1.096          1.103               --
                                                       2004      1.000          1.096               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.172          1.264               --
                                                       2005      1.127          1.172               --
                                                       2004      1.002          1.127               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.226          1.405               --
                                                       2005      1.145          1.226               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.133          1.199               --
                                                       2005      1.093          1.133               --
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.110               --
                                                       2005      1.000          1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.119          1.127               --
                                                       2005      1.104          1.119               --
                                                       2004      1.000          1.104               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.095          1.140               --
                                                       2005      1.098          1.095               --
                                                       2004      1.000          1.098               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.131          1.299               --
                                                       2005      1.031          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.263               --
                                                       2005      1.000          1.103               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.092          1.131               --
                                                       2005      1.037          1.092               --
                                                       2004      1.000          1.037               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.123          1.284               --
                                                       2006      1.117          1.123               --
                                                       2005      1.059          1.117               --
                                                       2004      1.000          1.059               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                                   APPENDIX D

--------------------------------------------------------------------------------

THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

(AVAILABLE ONLY IF ENHANCED DEATH BENEFIT IS ELECTED AND THE ANNUITANT IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Principal Underwriter

          Distribution and Principal Underwriting Agreement

          Valuation of Assets

          Federal Tax Considerations

          Independent Registered Public Accounting Firm

          Financial Statements

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-05-09-86.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MLAC-Book-05-09-86

            VINTAGE XTRA (SERIES II)(SM) VARIABLE ANNUITY PROSPECTUS:

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES

                                 APRIL 28, 2008

This prospectus describes VINTAGE XTRA (SERIES II) VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix E for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS






                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    15
THE ANNUITY CONTRACT....................................................    15
Contract Owner Inquiries................................................    16
Purchase Payments.......................................................    16
Purchase Payment Credits................................................    17
Accumulation Units......................................................    17
The Variable Funding Options............................................    18
FIXED ACCOUNT...........................................................    24
CHARGES AND DEDUCTIONS..................................................    24
General.................................................................    24
Withdrawal Charge.......................................................    24
Free Withdrawal Allowance...............................................    25
Transfer Charge.........................................................    26
Administrative Charges..................................................    26
Mortality and Expense Risk Charge.......................................    26
Variable Liquidity Benefit Charge.......................................    26
Enhanced Stepped-Up Provision Charge....................................    27
Guaranteed Minimum Withdrawal Benefit Charge............................    27
Guaranteed Minimum Accumulation Benefit Charge..........................    27
Variable Funding Option Expenses........................................    27
Premium Tax.............................................................    27
Changes in Taxes Based upon Premium or Value............................    27
TRANSFERS...............................................................    27
Market Timing/Excessive Trading.........................................    28
Dollar Cost Averaging...................................................    29
ACCESS TO YOUR MONEY....................................................    30
Systematic Withdrawals..................................................    31
OWNERSHIP PROVISIONS....................................................    31
Types of Ownership......................................................    31
Contract Owner..........................................................    31
Beneficiary.............................................................    32
Annuitant...............................................................    32
DEATH BENEFIT...........................................................    32
Death Proceeds before the Maturity Date.................................    33
Enhanced Stepped-Up Provision ("E.S.P.")................................    35
Payment of Proceeds.....................................................    36
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    38
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    38
Planned Death Benefit...................................................    39
Death Proceeds after the Maturity Date..................................    39
LIVING BENEFITS.........................................................    39
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    39
Guaranteed Minimum Accumulation Benefit ("GMAB")........................    45
THE ANNUITY PERIOD......................................................    50
Maturity Date...........................................................    50
Allocation of Annuity...................................................    51
Variable Annuity........................................................    51
Fixed Annuity...........................................................    52
PAYMENTS OPTIONS........................................................    52
Election of Options.....................................................    52
Annuity Options.........................................................    52
Variable Liquidity Benefit..............................................    53
MISCELLANEOUS CONTRACT PROVISIONS.......................................    53
Right to Return.........................................................    53
Termination.............................................................    53
Required Reports........................................................    54
Suspension of Payments..................................................    54
THE SEPARATE ACCOUNTS...................................................    54
Performance Information.................................................    55
FEDERAL TAX CONSIDERATIONS..............................................    55
General Taxation of Annuities...........................................    55
Types of Contracts: Qualified and Non-qualified.........................    56
Qualified Annuity Contracts.............................................    56
Taxation of Qualified Annuity Contracts.................................    56
Mandatory Distributions for Qualified Plans.............................    57
Individual Retirement Annuities.........................................    57
Roth IRAs...............................................................    58
TSAs (ERISA and Non-ERISA)..............................................    58
Non-qualified Annuity Contracts.........................................    60
Diversification Requirements for Variable Annuities.....................    61
Ownership of the Investments............................................    61
Taxation of Death Benefit Proceeds......................................    62
Other Tax Considerations................................................    62
Treatment of Charges for Optional Benefits..............................    62
Guaranteed Minimum Withdrawal Benefits..................................    62
Puerto Rico Tax Considerations..........................................    62
Non-Resident Aliens.....................................................    63
Tax Credits and Deductions..............................................    63
OTHER INFORMATION.......................................................    63
The Insurance Company...................................................    63
Financial Statements....................................................    63
Distribution of Variable Annuity Contracts..............................    64
Conformity with State and Federal Laws..................................    65
Voting Rights...........................................................    65
Restrictions on Financial Transactions..................................    65
Legal Proceedings.......................................................    65
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD
  III FOR VARIABLE ANNUITIES............................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD IV
  FOR VARIABLE ANNUITIES................................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   E-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b), or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                    VINTAGE XTRA (SERIES II) VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Fund BD III for Variable Annuities ("Fund BD III") and MetLife of CT Fund BD IV for Variable Annuities ("Fund BD IV"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Fund BD IV was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Fund BD
IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits applied. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment, minus any Purchase Payment Credits applied. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits applied. We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.40% for the Standard Death Benefit, 1.50% for the Step-Up Death Benefit and 1.70% for the Roll-Up Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.15% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), a charge equal to 0.50% annually will be deducted each business day from amounts allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or Enhanced Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of beneficiary or spousal contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal at least 4% of the Purchase Payment. The expenses for a contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may more than offset the amount of the Purchase Payment Credit.

          For Contracts issued between June 1, 2004 and August 31, 2004, and Contracts issued on or after December 1, 2004, the current Purchase Payment Credit is equal to 6% of each Purchase Payment received. This Purchase Payment Credit increase does not apply retroactively to contracts issued before June 1, 2004 or between September 1, 2004 and November 30, 2004. For contracts issued from December 1, 2004 until the date we change or rescind this Purchase Payment Credit increase, the 6% Purchase Payment Credit will apply to your initial purchase payment and each subsequent purchase payment received by us whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received.

          For Contracts issued before June 1, 2004, Contracts issued between September 1, 2004 and November 30, 2004, and any Contracts issued when a Purchase Payment Credit increase is not in effect, for the initial Purchase Payment and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time we receive the Purchase Payment. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%.

          The expenses for a Contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may offset the amount of the Purchase Payment Credit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any
  associated Purchase Payment Credits withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for nine years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9+ years                   --                 0%


(2)   We do not currently assess the transfer charge.

(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 + years                  --                 0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a mortality and expense risk charge ("M&E") of 1.40% and a administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.15% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB
III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
Mortality and Expense Risk Charge.........           1.40%(5)                  1.50%(5)                 1.70%(5)
Administrative Expense Charge.............           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........           1.55%                     1.65%                    1.85%
Optional E.S.P. Charge....................           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................           1.70%                     1.80%                    2.00%
Optional GMAB Charge......................           0.50%                     0.50%                    0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMAB ONLY SELECTED......................           2.05%                     2.15%                    2.35%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMAB SELECTED(6).............           2.20%                     2.30%                    2.50%
Optional GMWB I Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB II Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
Optional GMWB III Charge..................           0.25%                     0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................           1.80%                     1.90%                    2.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............           2.70%                     2.80%                    3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............           2.70%                     2.80%                    3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............           1.95%                     2.05%                    2.25%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, and an amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(6)   GMAB and GMWB cannot both be elected.
(7) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.

++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,279      $2,160      $2,948      $4,856       $479       $1,440      $2,408      $4,856
Underlying Fund with
Minimum Total Annual
Operating Expenses.........    $1,173      $1,851      $2,446      $3,918       $373       $1,131      $1,906      $3,918

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage XTRA (Series II) Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options. The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Deferred Annual Step Up Death Benefit (Standard Death
  Benefit)                                                                       80
Step Up Death Benefit                                                            75
Roll Up Death Benefit                                                            75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24,

2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

PURCHASE PAYMENT CREDITS

For Contracts issued before June 1, 2004, Contracts issued between September 1, 2004 and November 30, 2004, and Contracts issued on or after June 10, 2006, for the initial Purchase Payment and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time we receive the Purchase Payment. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%.

For Contracts issued between June 1, 2004 and August 31, 2004 and Contracts issued between December 1, 2004 and June 9, 2006, for each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal 6.0% of the Purchase Payment.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information. Purchase Payment Credits are not included in your Base Calculation Amount under the GMAB. Please refer to the description of GMAB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open.

After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 + years                                     0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

Partial withdrawals will be prorated from all Underlying Funds unless you specify otherwise on the Surrender Request Form. If you request a Partial Withdrawal, the amount that you receive may be less than your requested withdrawal amount because we will deduct applicable taxes and charges, including the Withdrawal Charge, from your requested withdrawal amount. If you want the full requested withdrawal amount you must check the "Net" box on the Surrender Request Form and we will deduct the amount of applicable taxes and charges from your Contract Value so you can receive your full requested withdrawal amount.

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments, and any associated Purchase Payment Credits, that are no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments, and any associated Purchase Payment Credits, no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments, and any associated Purchase Payment Credits no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.40% annually. If you choose the Annual Step-Up Death Benefit, the M&E charge is equal to 1.50% annually. If you choose the Roll-Up Death Benefit, the M&E charge is equal to 1.70% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 + years                                     0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.15% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

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Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract.

Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

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Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

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TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

DEFERRED ANNUAL STEP-UP (STANDARD DEATH BENEFIT)

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

          your adjusted Purchase Payment (see below) or*

          the Step-Up Value (if any, as described below)**

STEP-UP DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below) or*

     (3)  the Step-Up Value (if any, as described below)**

ROLL-UP DEATH BENEFIT

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If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)*;
                                    -  the Step-Up Value, if any, as described
                                       below**
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)**
-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)* or
                                    -  the Step-Up Value, if any, as described
                                       below,** or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)** on the Annuitant's 80(th) birthday,
                                       plus any additional Purchase Payments and
                                       minus any partial surrender reductions (as
                                       described below) that occur after the
                                       Annuitant's 80(th) birthday.
-------------------------------------------------------------------------------------


---------

* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subject to the partial surrender reduction below even if you have elected a GMWB Rider (Principal Guarantee).

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below. Purchase Payment Credits are not considered Purchase Payments for the purposes of this calculation.

STEP-UP VALUE (FOR STANDARD DEATH BENEFIT)

The Step-Up Value will initially equal the Contract Value on the ninth Contract Date Anniversary that occurs before the Annuitant's 80(th) birthday and before the Death Report Date, less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below. If the Death Report Date or the Annuitant's 80(th) birthday is before the ninth Contract Date Anniversary, there is no Step-Up Value

STEP-UP VALUE (FOR STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b)  is any Purchase Payment made during the previous Contract Year

     (c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b) is any Purchase Payment made since the previous Contract Date anniversary

     (c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the Adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

EXAMPLE OF PARTIAL SURRENDER REDUCTION. For example, assume your current Contract Value is $55,000. If your current Adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new Adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

You new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

If you elect GMWB at the time you purchase your Contract, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit. Instead, if you have made withdrawals under your contract, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

Likewise, if you elect GMWB after your Contract Date, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit as of the date you elect the GMWB. Instead, if you have made withdrawals under your contract after you have elected GMWB, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------

OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT )            none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies) or, if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds and
                                                             instruct the Company to pay
                                                             the beneficiary who may
                                                             elect to continue the
                                                             Contract.
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   Unless, the beneficiary        Yes
CONTRACT OWNER)               none, to the Contract Owner.   elects to continue the
                                                             Contract rather than receive
                                                             a lump sum distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHERE OWNER IS A   The beneficiary (ies) or if                                   Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------

CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the Annuitant's death, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment and associated credits made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers several different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The several GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. Your initial RBB does not include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 5.00% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/115,500) =    90,000/100,000)] =               10,000/94,500) =     89,418/100,000)] =
(PWR)                           $8,658                 $500                           $10,582                $529
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $10,582
OF THE
WITHDRAWAL                  (10,000>8,658)                                        (10,582>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,582                $529
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $90,000               $4,500          $84,500         $89,418               $4,471
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $91,342               $4,567                          $89,417               $4,471
AFTER
WITHDRAWAL                [100,000 - (100,000         [(5,000                   [100,000 - (100,000        [5,000 x
               $105,500    x10,000/115,500)]     x91,342/100,000)]    $84,500    x10,000/94,500)]      (89,417/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,658                 $433           $10,000         $10,583                $529
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age
          70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments and any Purchase Payment Credits into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------

GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

THE GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER DESCRIBED BELOW IS BEING OFFERED IN THOSE JURISDICTIONS WHERE WE HAVE RECEIVED REGULATORY APPROVAL. CERTAIN TERMS AND CONDITIONS MAY DIFFER BETWEEN JURISDICTIONS ONCE APPROVED.

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. The Base Calculation Amount will not include any credits we applied to your Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. The Base Calculation Amount will not include any credits we applied to any additional Purchase Payments you make. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal, minus Purchase Payment Credits received within 12 months prior to the partial withdrawal, if any. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $105,000         $100,000      Not Applicable      $105,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $120,750         $100,000         $100,000         $89,250          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,750(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $105,000         $100,000         $100,000         $105,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $115,500      Not Applicable      $100,000         $115,500      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $126,000         $10,000          $110,000         $126,000         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal at least 12 months after the Rider Effective Date while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $105,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $115,500              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                             10,000/115,500]
WITHDRAWAL           $105,500               $90,000               $10,000               $8,658                $10,000
---------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $105,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $94,500              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                             10,000/94,500]
WITHDRAWAL            $84,500               $89,418               $10,000               $10,582               $10,582
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B.

We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                                      CLASS B SUBACCOUNTS/
                                        UNDERLYING FUNDS
                    --------------------------------------------------------
                          FRANKLIN TEMPLETON VARIABLE INSURANCE
                            PRODUCTS TRUST
                            Franklin Income Securities Fund
                          LEGG MASON PARTNERS VARIABLE INCOME TRUST
                            Legg Mason Partners Variable Adjustable
                               Rate Income Portfolio
                            Legg Mason Partners Variable High Income
                               Portfolio
                            Legg Mason Partners Variable Money Market
                               Portfolio
                          MET INVESTORS SERIES TRUST
                            Pioneer Strategic Income Portfolio
                            PIMCO Inflation Protected Bond Portfolio
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Bond Income Portfolio
                          PIMCO VARIABLE INSURANCE TRUST
                            Total Return Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB

          Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time thirteen months after the Contract Date. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Fund BD III and Fund BD IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV. (See "The Insurance Company" .) Both Fund BD III and Fund BD IV were established on March 27, 1997 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Fund BD III and Fund BD IV with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

Vintage XTRA II is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Fund BD IV, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Fund BD IV and its assets. Pursuant to the merger, therefore, Fund BD IV became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account Fund BD IV are located in the Statement of Additional Information.

The financial statements for the Separate Account Fund BD III are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

              FOR METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.266          1.323                --
                                                       2005      1.229          1.266            18,397
                                                       2004      1.122          1.229             1,134
                                                       2003      1.000          1.122                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.321          1.293                --
                                                       2005      1.168          1.321                --
                                                       2004      1.095          1.168                --
                                                       2003      1.000          1.095                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.771          2.003           882,769
                                                       2006      1.494          1.771           981,568
                                                       2005      1.330          1.494           919,518
                                                       2004      1.190          1.330           265,601
                                                       2003      1.000          1.190            24,552

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.584          1.752         3,309,372
                                                       2006      1.459          1.584         3,495,960
                                                       2005      1.275          1.459         3,195,144
                                                       2004      1.151          1.275           948,771
                                                       2003      1.000          1.151                --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.476          1.527         3,836,797
                                                       2006      1.301          1.476         4,301,602
                                                       2005      1.249          1.301         3,896,963
                                                       2004      1.149          1.249         1,091,818
                                                       2003      1.000          1.149            51,496

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.571          1.555                --
                                                       2005      1.350          1.571             2,536
                                                       2004      1.147          1.350                --
                                                       2003      1.000          1.147                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      1.564          2.042                --
                                                       2005      1.482          1.564            84,460
                                                       2004      1.145          1.482                --
                                                       2003      1.000          1.145                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.311          1.425                --
                                                       2005      1.208          1.311            38,227
                                                       2004      1.074          1.208                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.458                --
                                                       2005      1.206          1.308           464,382
                                                       2004      1.067          1.206            22,440
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)............................................  2007      1.641          1.899           989,964
                                                       2006      1.494          1.641           902,505
                                                       2005      1.298          1.494           854,842
                                                       2004      1.143          1.298           101,498
                                                       2003      1.000          1.143            12,014

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.895          2.152           787,142
                                                       2006      1.712          1.895           885,308
                                                       2005      1.473          1.712           812,104
                                                       2004      1.200          1.473            61,601
                                                       2003      1.000          1.200                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.224          1.250           994,310
                                                       2006      1.051          1.224           712,553
                                                       2005      1.000          1.051           578,931

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)........................  2007      1.448          1.586            62,928
                                                       2006      1.353          1.448           158,620
                                                       2005      1.312          1.353           160,591
                                                       2004      1.195          1.312            99,869
                                                       2003      1.000          1.195            39,634

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.352          1.576                --
                                                       2005      1.242          1.352           997,660
                                                       2004      1.120          1.242           350,111
                                                       2003      1.000          1.120            32,295

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.459          3.118           268,936
                                                       2006      1.950          2.459           274,250
                                                       2005      1.554          1.950           222,775
                                                       2004      1.265          1.554            40,974
                                                       2003      1.000          1.265             4,046

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.783          2.027           538,779
                                                       2006      1.491          1.783           513,491
                                                       2005      1.375          1.491           462,207
                                                       2004      1.178          1.375           123,692
                                                       2003      1.000          1.178                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.425          1.709                --
                                                       2005      1.329          1.425           374,384
                                                       2004      1.164          1.329           129,232
                                                       2003      1.000          1.164                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.670          2.002            48,291
                                                       2006      1.497          1.670            48,294
                                                       2005      1.357          1.497            48,297
                                                       2004      1.144          1.357            38,247
                                                       2003      1.000          1.144                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.362          1.529                --
                                                       2005      1.330          1.362           354,916
                                                       2004      1.175          1.330            49,369
                                                       2003      1.000          1.175                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.293          1.376                --
                                                       2006      1.223          1.293             6,613
                                                       2005      1.168          1.223             6,625
                                                       2004      1.153          1.168             5,559
                                                       2003      1.000          1.153                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (12/99)............................................  2007      1.451          1.450         1,604,596
                                                       2006      1.354          1.451         1,737,438
                                                       2005      1.232          1.354         1,285,092
                                                       2004      1.138          1.232           420,598
                                                       2003      1.000          1.138           148,383

  LMPVET Appreciation Subaccount (Class I) (4/00)....  2007      1.395          1.489           646,442
                                                       2006      1.234          1.395           681,919
                                                       2005      1.202          1.234           694,178
                                                       2004      1.122          1.202           119,369
                                                       2003      1.000          1.122                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.379          1.376           209,635

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.260          1.307           852,759
                                                       2006      1.158          1.260         1,410,324
                                                       2005      1.128          1.158         1,443,199
                                                       2004      1.091          1.128           464,025
                                                       2003      1.000          1.091                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.377          1.381         1,103,252
                                                       2006      1.231          1.377         1,181,596
                                                       2005      1.188          1.231         1,228,040
                                                       2004      1.131          1.188           586,708
                                                       2003      1.000          1.131            65,025

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.282          1.344                --
                                                       2006      1.104          1.282                --
                                                       2005      1.123          1.104                --
                                                       2004      1.104          1.123                --
                                                       2003      1.000          1.104                --

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.430          1.477           120,072
                                                       2006      1.261          1.430           121,614
                                                       2005      1.229          1.261           125,996
                                                       2004      1.132          1.229            24,820
                                                       2003      1.000          1.132                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (4/01).............................................  2007      1.481          1.476           506,349
                                                       2006      1.287          1.481           404,504
                                                       2005      1.248          1.287           406,931
                                                       2004      1.171          1.248           234,554
                                                       2003      1.000          1.171           112,291

  LMPVET Global Equity Subaccount (10/02)............  2007      1.476          1.524           466,924
                                                       2006      1.301          1.476           509,649
                                                       2005      1.240          1.301           520,959
                                                       2004      1.142          1.240            47,901
                                                       2003      1.000          1.142                --

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.526          1.561            14,832
                                                       2006      1.310          1.526            15,045
                                                       2005      1.249          1.310            16,862
                                                       2004      1.149          1.249                --
                                                       2003      1.000          1.149                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.235          1.280           425,267
                                                       2006      1.199          1.235           575,294
                                                       2005      1.157          1.199           557,052
                                                       2004      1.171          1.157           183,540
                                                       2003      1.000          1.171            59,809

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.522          1.605           102,167
                                                       2006      1.346          1.522           117,425
                                                       2005      1.262          1.346           126,407
                                                       2004      1.161          1.262            48,415
                                                       2003      1.000          1.161            35,990

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.332          1.358                --
                                                       2006      1.205          1.332           253,587
                                                       2005      1.182          1.205           247,003
                                                       2004      1.125          1.182            84,155
                                                       2003      1.000          1.125                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.611          1.744            96,350
                                                       2006      1.451          1.611            55,257
                                                       2005      1.404          1.451            55,261
                                                       2004      1.239          1.404            33,580
                                                       2003      1.000          1.239                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.028          1.026           975,470
                                                       2006      1.003          1.028           994,921
                                                       2005      0.995          1.003           968,781
                                                       2004      0.999          0.995           274,938
                                                       2003      1.000          0.999                --

  LMPVIT Diversified Srategic Income Subaccount
  (2/01).............................................  2007      1.167          1.172           112,953
                                                       2006      1.124          1.167           122,634
                                                       2005      1.114          1.124           130,514
                                                       2004      1.059          1.114            83,592
                                                       2003      1.000          1.059                --

  LMPVIT High Income Subaccount (5/01)...............  2007      1.325          1.309           713,795
                                                       2006      1.213          1.325           742,441
                                                       2005      1.200          1.213           705,117
                                                       2004      1.104          1.200           138,502
                                                       2003      1.000          1.104                --

  LMPVIT Money Market Subaccount (7/00)..............  2007      1.032          1.066         2,441,674
                                                       2006      1.002          1.032         1,049,836
                                                       2005      0.989          1.002         1,585,525
                                                       2004      0.996          0.989           291,360
                                                       2003      1.000          0.996                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.617          1.726                --
                                                       2006      1.454          1.617            41,321
                                                       2005      1.408          1.454            29,023
                                                       2004      1.237          1.408             8,122
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.490          1.563                --
                                                       2006      1.281          1.490           157,290
                                                       2005      1.250          1.281           157,514
                                                       2004      1.172          1.250           158,621
                                                       2003      1.000          1.172                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.488          1.547                --
                                                       2006      1.289          1.488           531,038
                                                       2005      1.267          1.289           555,355
                                                       2004      1.143          1.267           110,727
                                                       2003      1.000          1.143                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.666          1.836                --
                                                       2006      1.507          1.666           861,515
                                                       2005      1.415          1.507           766,283
                                                       2004      1.158          1.415           156,682
                                                       2003      1.000          1.158            50,861

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.546          1.622                --
                                                       2006      1.460          1.546               367

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.608          1.621               366

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.356          1.322           150,301
                                                       2006      1.272          1.356             3,799

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.807          1.764           149,084
                                                       2006      1.639          1.807           147,482

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.595          2.048            26,592
                                                       2006      1.555          1.595            10,409

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.286          1.140            20,484

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.076          1.099         1,982,375
                                                       2006      1.001          1.076         1,610,295

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.072          1.062         1,347,534
                                                       2006      1.002          1.072            15,418

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.346          1.483            71,904
                                                       2006      1.362          1.346            76,275

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.299          1.424             3,649
                                                       2006      1.308          1.299             3,652

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.025          2.127            38,336

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.404          1.488           375,650
                                                       2006      1.270          1.404           455,481

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.221          1.024           359,385
                                                       2006      1.003          1.221           193,764

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.147          1.215         1,315,653

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.472          1.522            17,381
                                                       2006      1.368          1.472            30,382

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.178          1.300                --
                                                       2006      1.118          1.178            56,636

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.262          1.325           712,535
                                                       2006      1.218          1.262           774,697

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.029          0.983         1,158,456
                                                       2006      1.003          1.029         1,261,199

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.336          1.584            66,524
                                                       2006      1.368          1.336            45,948

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.072          1.120           238,100
                                                       2006      1.033          1.072           170,596

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.311          1.289                --
                                                       2006      1.275          1.311                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.321          1.351           135,301
                                                       2006      1.302          1.321           135,526

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.362          1.396            74,819
                                                       2006      1.327          1.362            78,084

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.061          1.078            26,090
                                                       2006      1.002          1.061                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.043          1.084                --
                                                       2006      1.001          1.043                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.050          1.083                --
                                                       2006      1.002          1.050           250,385

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.084            85,271
                                                       2006      1.002          1.055            89,638

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.060          1.084            34,040
                                                       2006      1.002          1.060            34,076

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.328          1.362         2,145,242
                                                       2006      1.242          1.328         2,149,446

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.051          1.100           811,969
                                                       2006      0.996          1.051           754,555

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.149                --
                                                       2006      0.998          1.069                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.120          1.143                --
                                                       2006      1.130          1.120         1,672,277
                                                       2005      1.124          1.130         1,595,604
                                                       2004      1.048          1.124            71,606
                                                       2003      1.000          1.048                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.093          1.171         2,919,819
                                                       2006      1.070          1.093         3,415,819
                                                       2005      1.060          1.070         3,029,108
                                                       2004      1.027          1.060           490,262
                                                       2003      1.000          1.027           197,225

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.880          2.036                --
                                                       2006      1.495          1.880            23,608
                                                       2005      1.353          1.495            23,608
                                                       2004      1.183          1.353            23,608
                                                       2003      1.000          1.183            23,608

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.874          2.001                --
                                                       2006      1.623          1.874            88,851
                                                       2005      1.540          1.623            90,687
                                                       2004      1.239          1.540            42,778
                                                       2003      1.000          1.239                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.279          1.362                --
                                                       2005      1.194          1.279            76,214
                                                       2004      1.139          1.194            41,500
                                                       2003      1.000          1.139                --

  Travelers Equity Income Subaccount (4/00)..........  2006      1.263          1.327                --
                                                       2005      1.228          1.263           140,237
                                                       2004      1.135          1.228            65,694
                                                       2003      1.000          1.135                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.264          1.302                --
                                                       2005      1.181          1.264            57,974
                                                       2004      1.126          1.181            42,333
                                                       2003      1.000          1.126                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.146                --
                                                       2005      1.000          1.078                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.031          1.035                --
                                                       2005      1.022          1.031                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.084                --
                                                       2005      1.002          1.046            89,997

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111                --
                                                       2005      1.000          1.065            30,759

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.038          1.058                --
                                                       2005      1.000          1.038           237,088

  Travelers Managed Income Subaccount (5/01).........  2006      1.042          1.033                --
                                                       2005      1.044          1.042           171,548
                                                       2004      1.031          1.044            88,769
                                                       2003      1.000          1.031            26,120

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      1.375          1.460                --
                                                       2005      1.246          1.375                --
                                                       2004      1.092          1.246                --
                                                       2003      1.000          1.092                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.293          1.368                --
                                                       2005      1.274          1.293            45,948
                                                       2004      1.134          1.274                --
                                                       2003      1.000          1.134                --

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.202          1.242                --
                                                       2005      1.186          1.202         2,009,291
                                                       2004      1.081          1.186           178,242
                                                       2003      1.000          1.081           111,833

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.175          1.270                --
                                                       2005      1.121          1.175           443,734
                                                       2004      1.000          1.121             5,479

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.427          1.639                --
                                                       2005      1.323          1.427           134,364
                                                       2004      1.161          1.323            18,552
                                                       2003      1.000          1.161                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.290          1.368                --
                                                       2005      1.236          1.290            24,737
                                                       2004      1.129          1.236            13,934
                                                       2003      1.000          1.129                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.062          1.118                --
                                                       2005      1.020          1.062             9,705

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.206          1.218                --
                                                       2005      1.181          1.206           523,775
                                                       2004      1.081          1.181            39,846
                                                       2003      1.000          1.081                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.220          1.273                --
                                                       2005      1.214          1.220            79,169
                                                       2004      1.119          1.214            35,718
                                                       2003      1.000          1.119                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.136          1.308                --
                                                       2005      1.000          1.136             3,655

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.272                --
                                                       2005      0.987          1.109                --

  Travelers Van Kampen Enterprise Subaccount (8/00)..  2006      1.228          1.275                --
                                                       2005      1.157          1.228                --
                                                       2004      1.131          1.157                --
                                                       2003      1.000          1.131                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)..........................................  2007      1.268          1.460             4,622
                                                       2006      1.252          1.268            62,390
                                                       2005      1.178          1.252            62,305
                                                       2004      1.118          1.178            57,806
                                                       2003      1.000          1.118                --

         VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.50% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.102          1.148               --
                                                       2005      1.080          1.102               --
                                                       2004      1.000          1.080               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.184          1.148               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.454          1.628            7,451
                                                       2006      1.238          1.454           15,955
                                                       2005      1.112          1.238           15,965
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.322          1.448            2,886
                                                       2006      1.230          1.322            2,891
                                                       2005      1.085          1.230            2,896
                                                       2004      1.000          1.085               --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.234          1.264           39,116
                                                       2006      1.098          1.234           48,031
                                                       2005      1.064          1.098           40,942
                                                       2004      1.000          1.064               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.347          1.329               --
                                                       2005      1.168          1.347               --
                                                       2004      1.000          1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      1.345          1.740               --
                                                       2005      1.287          1.345               --
                                                       2004      1.000          1.287               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.199          1.300               --
                                                       2005      1.116          1.199               --
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.201          1.335               --
                                                       2005      1.118          1.201               --
                                                       2004      1.000          1.118               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)............................................  2007      1.373          1.573            4,408
                                                       2006      1.261          1.373            4,415
                                                       2005      1.107          1.261            4,424
                                                       2004      1.000          1.107               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.547          1.741            3,308
                                                       2006      1.411          1.547            3,312
                                                       2005      1.226          1.411            3,317
                                                       2004      1.000          1.226               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.205          1.219               --
                                                       2006      1.045          1.205               --
                                                       2005      1.000          1.045               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)........................  2007      1.175          1.274           10,423
                                                       2006      1.108          1.175           10,423
                                                       2005      1.084          1.108           10,423
                                                       2004      1.000          1.084               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.185          1.369               --
                                                       2005      1.099          1.185               --
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.957          2.458               --
                                                       2006      1.567          1.957           20,200
                                                       2005      1.260          1.567           20,213
                                                       2004      1.000          1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.470          1.655           11,936
                                                       2006      1.241          1.470           11,943
                                                       2005      1.155          1.241           11,951
                                                       2004      1.000          1.155               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.188          1.411               --
                                                       2005      1.119          1.188               --
                                                       2004      1.000          1.119               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.363          1.619               --
                                                       2006      1.234          1.363               --
                                                       2005      1.129          1.234               --
                                                       2004      1.000          1.129               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.141          1.271               --
                                                       2005      1.125          1.141               --
                                                       2004      1.000          1.125               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.113          1.181               --
                                                       2006      1.063          1.113               --
                                                       2005      1.025          1.063               --
                                                       2004      1.000          1.025               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (12/99)............................................  2007      1.231          1.218           27,732
                                                       2006      1.160          1.231           27,739
                                                       2005      1.065          1.160           27,746
                                                       2004      1.000          1.065               --

  LMPVET Appreciation Subaccount (Class I) (4/00)....  2007      1.202          1.271               --
                                                       2006      1.074          1.202               --
                                                       2005      1.056          1.074               --
                                                       2004      1.000          1.056               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.171          1.168               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.129          1.160          219,668
                                                       2006      1.048          1.129          219,668
                                                       2005      1.030          1.048          189,241
                                                       2004      1.000          1.030               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.181          1.173               --
                                                       2006      1.065          1.181               --
                                                       2005      1.038          1.065               --
                                                       2004      1.000          1.038               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.137          1.180               --
                                                       2006      0.988          1.137               --
                                                       2005      1.015          0.988               --
                                                       2004      1.000          1.015               --

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.220          1.249               --
                                                       2006      1.087          1.220               --
                                                       2005      1.069          1.087               --
                                                       2004      1.000          1.069               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (4/01).............................................  2007      1.231          1.215               --
                                                       2006      1.080          1.231            9,129
                                                       2005      1.057          1.080            9,134
                                                       2004      1.000          1.057               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.244          1.273               --
                                                       2006      1.107          1.244               --
                                                       2005      1.066          1.107               --
                                                       2004      1.000          1.066               --

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.293          1.310               --
                                                       2006      1.121          1.293               --
                                                       2005      1.079          1.121               --
                                                       2004      1.000          1.079               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.036          1.064               --
                                                       2006      1.015          1.036               --
                                                       2005      0.989          1.015               --
                                                       2004      1.000          0.989               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.294          1.352               --
                                                       2006      1.155          1.294               --
                                                       2005      1.094          1.155               --
                                                       2004      1.000          1.094               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.141          1.154               --
                                                       2006      1.042          1.141               --
                                                       2005      1.032          1.042               --
                                                       2004      1.000          1.032               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.311          1.407           14,686
                                                       2006      1.192          1.311               --
                                                       2005      1.165          1.192               --
                                                       2004      1.000          1.165               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          0.999               --
                                                       2006      0.995          1.011               --
                                                       2005      0.997          0.995               --
                                                       2004      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (2/01).............................................  2007      1.100          1.094               --
                                                       2006      1.070          1.100               --
                                                       2005      1.069          1.070               --
                                                       2004      1.000          1.069               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (5/01)...............  2007      1.174          1.148               --
                                                       2006      1.085          1.174               --
                                                       2005      1.084          1.085               --
                                                       2004      1.000          1.084               --

  LMPVIT Money Market Subaccount (7/00)..............  2007      1.016          1.039           91,346
                                                       2006      0.995          1.016               --
                                                       2005      0.993          0.995               --
                                                       2004      1.000          0.993               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.316          1.400               --
                                                       2006      1.195          1.316           14,666
                                                       2005      1.168          1.195           14,679
                                                       2004      1.000          1.168               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.235          1.292               --
                                                       2006      1.072          1.235               --
                                                       2005      1.056          1.072               --
                                                       2004      1.000          1.056               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.266          1.311               --
                                                       2006      1.106          1.266            8,894
                                                       2005      1.099          1.106            8,901
                                                       2004      1.000          1.099               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.340          1.473               --
                                                       2006      1.224          1.340           27,364
                                                       2005      1.160          1.224           20,818
                                                       2004      1.000          1.160               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.368          1.430               --
                                                       2006      1.299          1.368               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.418          1.420               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.335          1.289               --
                                                       2006      1.260          1.335               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.533          1.482           13,954
                                                       2006      1.400          1.533           13,954

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.354          1.723               --
                                                       2006      1.329          1.354               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.262          1.112               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.082           10,510
                                                       2006      1.001          1.069               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.045           34,431
                                                       2006      1.002          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.165          1.272               --
                                                       2006      1.187          1.165               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.279          1.389               --
                                                       2006      1.296          1.279               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.695          1.769               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.383          1.452            4,773
                                                       2006      1.259          1.383            4,779

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.213          1.008               --
                                                       2006      1.003          1.213               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.065          1.121           17,260

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.277          1.307               --
                                                       2006      1.195          1.277               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.276               --
                                                       2006      1.108          1.160               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.156          1.203               --
                                                       2006      1.123          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.967            5,019
                                                       2006      1.003          1.023               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.104          1.296               --
                                                       2006      1.137          1.104               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.036          1.072               --
                                                       2006      1.004          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.152          1.122               --
                                                       2006      1.127          1.152               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.150          1.165               --
                                                       2006      1.141          1.150               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.199          1.217               --
                                                       2006      1.176          1.199               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.061           15,760
                                                       2006      1.002          1.054           15,771

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.067               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.066               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.067               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.066              462
                                                       2006      1.002          1.053              464

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.202          1.221           21,714
                                                       2006      1.132          1.202           21,714

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.045          1.083               --
                                                       2006      0.996          1.045               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.131               --
                                                       2006      0.998          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.043          1.061               --
                                                       2006      1.062          1.043           36,960
                                                       2005      1.067          1.062           36,983
                                                       2004      1.000          1.067               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.056          1.120           39,406
                                                       2006      1.043          1.056           39,409
                                                       2005      1.043          1.043           23,897
                                                       2004      1.000          1.043               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.579          1.704               --
                                                       2006      1.267          1.579               --
                                                       2005      1.158          1.267               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.424          1.516               --
                                                       2006      1.244          1.424            3,585
                                                       2005      1.192          1.244            3,590
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.118          1.187               --
                                                       2005      1.054          1.118               --
                                                       2004      1.000          1.054               --

  Travelers Equity Income Subaccount (4/00)..........  2006      1.122          1.176               --
                                                       2005      1.101          1.122               --
                                                       2004      1.000          1.101               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.111          1.141               --
                                                       2005      1.048          1.111               --
                                                       2004      1.000          1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.072          1.136               --
                                                       2005      1.000          1.072           13,915

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.025          1.025               --
                                                       2005      1.019          1.025               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.041          1.075               --
                                                       2005      1.002          1.041               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.059          1.101               --
                                                       2005      1.000          1.059              424

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.032          1.049               --
                                                       2005      1.000          1.032               --

  Travelers Managed Income Subaccount (5/01).........  2006      1.016          1.004               --
                                                       2005      1.028          1.016               --
                                                       2004      1.000          1.028               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      1.227          1.299               --
                                                       2005      1.123          1.227               --
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.078          1.137               --
                                                       2005      1.073          1.078               --
                                                       2004      1.000          1.073               --

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.099          1.132               --
                                                       2005      1.095          1.099            7,334
                                                       2004      1.000          1.095               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.168          1.259               --
                                                       2005      1.125          1.168            4,785
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.222          1.400               --
                                                       2005      1.144          1.222           13,954
                                                       2004      1.000          1.144               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.129          1.195               --
                                                       2005      1.092          1.129               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.056          1.108               --
                                                       2005      1.019          1.056               --

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.115          1.123               --
                                                       2005      1.103          1.115               --
                                                       2004      1.000          1.103               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.092          1.136               --
                                                       2005      1.097          1.092               --
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.129          1.296               --
                                                       2005      1.000          1.129               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.102          1.260               --
                                                       2005      0.986          1.102               --

  Travelers Van Kampen Enterprise Subaccount (8/00)..  2006      1.089          1.127               --
                                                       2005      1.036          1.089               --
                                                       2004      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)..........................................  2007      1.117          1.275            5,206
                                                       2006      1.114          1.117            5,206
                                                       2005      1.058          1.114            5,206
                                                       2004      1.000          1.058               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

               FOR METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.266          1.323                --
                                                       2005      1.229          1.266             9,913
                                                       2004      1.122          1.229             4,609
                                                       2003      1.000          1.122                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.321          1.293                --
                                                       2005      1.168          1.321                --
                                                       2004      1.095          1.168                --
                                                       2003      1.000          1.095                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.771          2.003           378,857
                                                       2006      1.494          1.771           422,203
                                                       2005      1.330          1.494           479,708
                                                       2004      1.190          1.330           400,538
                                                       2003      1.000          1.190            42,005

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.584          1.752         1,947,152
                                                       2006      1.459          1.584         2,033,562
                                                       2005      1.275          1.459         2,116,122
                                                       2004      1.151          1.275         1,285,673
                                                       2003      1.000          1.151           254,192

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.476          1.527         2,198,855
                                                       2006      1.301          1.476         2,393,571
                                                       2005      1.249          1.301         2,389,748
                                                       2004      1.149          1.249         1,589,364
                                                       2003      1.000          1.149           227,254

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.571          1.555                --
                                                       2005      1.350          1.571            17,457
                                                       2004      1.147          1.350                --
                                                       2003      1.000          1.147                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.564          2.042                --
                                                       2005      1.482          1.564             5,030
                                                       2004      1.145          1.482                --
                                                       2003      1.000          1.145                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.311          1.425                --
                                                       2005      1.208          1.311             2,136
                                                       2004      1.074          1.208                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.308          1.458                --
                                                       2005      1.206          1.308            54,084
                                                       2004      1.067          1.206            20,057
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.641          1.899           501,304
                                                       2006      1.494          1.641           522,604
                                                       2005      1.298          1.494           394,637
                                                       2004      1.143          1.298            52,591
                                                       2003      1.000          1.143            24,487

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.895          2.152           211,339
                                                       2006      1.712          1.895           216,298
                                                       2005      1.473          1.712           188,340
                                                       2004      1.200          1.473            68,250
                                                       2003      1.000          1.200            38,077

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.224          1.250            85,040
                                                       2006      1.051          1.224            87,283
                                                       2005      1.028          1.051            39,493

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.448          1.586           207,303
                                                       2006      1.353          1.448           208,841
                                                       2005      1.312          1.353           210,472
                                                       2004      1.195          1.312           253,598
                                                       2003      1.000          1.195            14,061

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.352          1.576                --
                                                       2005      1.242          1.352           342,680
                                                       2004      1.120          1.242           111,096
                                                       2003      1.000          1.120            36,855

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.459          3.118           172,154
                                                       2006      1.950          2.459           162,784
                                                       2005      1.554          1.950           203,708
                                                       2004      1.265          1.554            36,684
                                                       2003      1.000          1.265                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.783          2.027           269,255
                                                       2006      1.491          1.783           311,088
                                                       2005      1.375          1.491           320,922
                                                       2004      1.178          1.375            63,124
                                                       2003      1.000          1.178                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.425          1.709                --
                                                       2005      1.329          1.425           136,463
                                                       2004      1.164          1.329             7,952
                                                       2003      1.000          1.164                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.670          2.002            21,248
                                                       2006      1.497          1.670            21,248
                                                       2005      1.357          1.497             9,669
                                                       2004      1.144          1.357                --
                                                       2003      1.000          1.144                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.362          1.529                --
                                                       2005      1.330          1.362            61,287
                                                       2004      1.175          1.330             5,180
                                                       2003      1.000          1.175                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.293          1.376                --
                                                       2006      1.223          1.293                --
                                                       2005      1.168          1.223                --
                                                       2004      1.153          1.168                --
                                                       2003      1.000          1.153                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.451          1.450           559,773
                                                       2006      1.354          1.451           610,772
                                                       2005      1.232          1.354           571,526
                                                       2004      1.138          1.232           344,503
                                                       2003      1.000          1.138           137,904

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.395          1.489           585,046
                                                       2006      1.234          1.395           595,993
                                                       2005      1.202          1.234           561,913
                                                       2004      1.122          1.202           406,156
                                                       2003      1.000          1.122            22,558

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.379          1.376           197,938

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.260          1.307         1,915,401
                                                       2006      1.158          1.260         1,754,295
                                                       2005      1.128          1.158         1,856,659
                                                       2004      1.091          1.128         1,328,505
                                                       2003      1.000          1.091            77,813

  LMPVET Capital Subaccount (10/02)..................  2007      1.377          1.381         1,279,430
                                                       2006      1.231          1.377         1,500,840
                                                       2005      1.188          1.231         1,788,724
                                                       2004      1.131          1.188         1,341,726
                                                       2003      1.000          1.131           184,912

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.282          1.344           144,817
                                                       2006      1.104          1.282            37,066
                                                       2005      1.123          1.104            35,460
                                                       2004      1.104          1.123                --
                                                       2003      1.000          1.104                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.430          1.477           264,996
                                                       2006      1.261          1.430           367,996
                                                       2005      1.229          1.261           350,374
                                                       2004      1.132          1.229           172,339
                                                       2003      1.000          1.132            30,412

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.481          1.476           291,171
                                                       2006      1.287          1.481           199,573
                                                       2005      1.248          1.287           210,593
                                                       2004      1.171          1.248           166,277
                                                       2003      1.000          1.171            42,225

  LMPVET Global Equity Subaccount (10/02)............  2007      1.476          1.524           638,312
                                                       2006      1.301          1.476           684,479
                                                       2005      1.240          1.301           693,875
                                                       2004      1.142          1.240           397,332
                                                       2003      1.000          1.142                --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.526          1.561            12,190
                                                       2006      1.310          1.526            12,144
                                                       2005      1.249          1.310            11,994
                                                       2004      1.149          1.249             2,893
                                                       2003      1.000          1.149                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.235          1.280           339,018
                                                       2006      1.199          1.235           367,703
                                                       2005      1.157          1.199           405,906
                                                       2004      1.171          1.157           150,328
                                                       2003      1.000          1.171            76,777

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.522          1.605             9,633
                                                       2006      1.346          1.522             9,950
                                                       2005      1.262          1.346            12,390
                                                       2004      1.161          1.262            18,996
                                                       2003      1.000          1.161            14,157

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.332          1.358                --
                                                       2006      1.205          1.332           198,376
                                                       2005      1.182          1.205           200,295
                                                       2004      1.125          1.182           201,745
                                                       2003      1.000          1.125            27,801

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.611          1.744            30,532
                                                       2006      1.451          1.611            26,736
                                                       2005      1.404          1.451            26,742
                                                       2004      1.239          1.404            23,832
                                                       2003      1.000          1.239            20,816

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.028          1.026           421,226
                                                       2006      1.003          1.028           646,188
                                                       2005      0.995          1.003           783,523
                                                       2004      0.999          0.995           545,645
                                                       2003      1.000          0.999           100,362

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.167          1.172            72,223
                                                       2006      1.124          1.167           135,234
                                                       2005      1.114          1.124           197,303
                                                       2004      1.059          1.114           206,006
                                                       2003      1.000          1.059            31,509

  LMPVIT High Income Subaccount (11/99)..............  2007      1.325          1.309           347,112
                                                       2006      1.213          1.325           337,944
                                                       2005      1.200          1.213           416,550
                                                       2004      1.104          1.200           277,946
                                                       2003      1.000          1.104             3,470

  LMPVIT Money Market Subaccount (11/99).............  2007      1.032          1.066         1,380,339
                                                       2006      1.002          1.032         1,454,418
                                                       2005      0.989          1.002         1,231,934
                                                       2004      0.996          0.989           431,217
                                                       2003      1.000          0.996            11,254

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.617          1.726                --
                                                       2006      1.454          1.617            20,283
                                                       2005      1.408          1.454            20,614
                                                       2004      1.237          1.408             5,954
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.490          1.563                --
                                                       2006      1.281          1.490           104,082
                                                       2005      1.250          1.281           104,427
                                                       2004      1.172          1.250            70,783
                                                       2003      1.000          1.172            66,409

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.488          1.547                --
                                                       2006      1.289          1.488           184,211
                                                       2005      1.267          1.289           142,853
                                                       2004      1.143          1.267            85,538
                                                       2003      1.000          1.143            75,228

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.666          1.836                --
                                                       2006      1.507          1.666           276,285
                                                       2005      1.415          1.507           295,763
                                                       2004      1.158          1.415           137,212
                                                       2003      1.000          1.158             9,197

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.546          1.622                --
                                                       2006      1.460          1.546                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.608          1.621                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.356          1.322            25,100
                                                       2006      1.272          1.356            25,817

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.807          1.764           198,647
                                                       2006      1.639          1.807           184,187

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.595          2.048            41,829
                                                       2006      1.555          1.595            17,457

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.286          1.140               119

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.076          1.099           562,900
                                                       2006      1.001          1.076           444,127

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.072          1.062           438,740
                                                       2006      1.015          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.346          1.483            24,786
                                                       2006      1.362          1.346            24,789

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.299          1.424            30,597
                                                       2006      1.308          1.299             9,415

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.025          2.127                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.404          1.488           274,929
                                                       2006      1.270          1.404           241,705

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.221          1.024             9,273
                                                       2006      1.003          1.221            10,537

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.147          1.215           215,524

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.472          1.522            72,663
                                                       2006      1.368          1.472            72,975

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.178          1.300                --
                                                       2006      1.118          1.178                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.262          1.325           233,404
                                                       2006      1.218          1.262           259,037

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.029          0.983           266,330
                                                       2006      1.003          1.029           177,062

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.336          1.584            75,606
                                                       2006      1.368          1.336            75,606

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.072          1.120           554,839
                                                       2006      1.033          1.072           745,959

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.311          1.289             2,016
                                                       2006      1.275          1.311             2,024

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.321          1.351            17,886
                                                       2006      1.302          1.321            18,218

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.362          1.396           288,279
                                                       2006      1.327          1.362           323,791

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.061          1.078             9,484
                                                       2006      1.002          1.061            10,058

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.043          1.084                --
                                                       2006      1.001          1.043                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.050          1.083           136,129
                                                       2006      1.002          1.050           143,088

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.084           222,127
                                                       2006      1.002          1.055           224,338

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.060          1.084            70,808
                                                       2006      1.002          1.060            71,018

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.328          1.362           515,584
                                                       2006      1.242          1.328           619,921

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.051          1.100           333,598
                                                       2006      0.996          1.051           352,579

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.149                --
                                                       2006      0.998          1.069                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.120          1.143                --
                                                       2006      1.130          1.120           358,757
                                                       2005      1.124          1.130           319,081
                                                       2004      1.048          1.124           123,851
                                                       2003      1.000          1.048            23,365

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.093          1.171         1,145,951
                                                       2006      1.070          1.093         1,215,883
                                                       2005      1.060          1.070         1,142,261
                                                       2004      1.027          1.060           817,340
                                                       2003      1.000          1.027           236,561

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.880          2.036                --
                                                       2006      1.495          1.880                --
                                                       2005      1.353          1.495                --
                                                       2004      1.183          1.353                --
                                                       2003      1.000          1.183             9,809

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.874          2.001                --
                                                       2006      1.623          1.874            50,176
                                                       2005      1.540          1.623            52,239
                                                       2004      1.239          1.540            20,094
                                                       2003      1.000          1.239            20,094

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.279          1.362                --
                                                       2005      1.194          1.279            24,792
                                                       2004      1.139          1.194            19,007
                                                       2003      1.000          1.139                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.263          1.327                --
                                                       2005      1.228          1.263           394,333
                                                       2004      1.135          1.228           325,993
                                                       2003      1.000          1.135            69,396

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.264          1.302                --
                                                       2005      1.181          1.264            14,609
                                                       2004      1.126          1.181             5,191
                                                       2003      1.000          1.126             5,614

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.146                --
                                                       2005      1.007          1.078                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.031          1.035                --
                                                       2005      1.000          1.031                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.084                --
                                                       2005      1.000          1.046           173,944

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111                --
                                                       2005      0.999          1.065            26,645

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.038          1.058                --
                                                       2005      1.008          1.038                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.042          1.033                --
                                                       2005      1.044          1.042           793,924
                                                       2004      1.031          1.044           206,790
                                                       2003      1.000          1.031            27,413

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.375          1.460                --
                                                       2005      1.246          1.375                --
                                                       2004      1.092          1.246                --
                                                       2003      1.000          1.092                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.293          1.368                --
                                                       2005      1.274          1.293            75,606
                                                       2004      1.134          1.274                --
                                                       2003      1.000          1.134                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.202          1.242                --
                                                       2005      1.186          1.202           612,546
                                                       2004      1.081          1.186           397,389
                                                       2003      1.000          1.081            16,891

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.175          1.270                --
                                                       2005      1.121          1.175           250,194
                                                       2004      0.994          1.121            30,121

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.427          1.639                --
                                                       2005      1.323          1.427           257,082
                                                       2004      1.161          1.323            31,915
                                                       2003      1.000          1.161             2,995

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.290          1.368                --
                                                       2005      1.236          1.290            73,004
                                                       2004      1.129          1.236             7,358
                                                       2003      1.000          1.129             6,024

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.118                --
                                                       2005      1.000          1.062                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.206          1.218                --
                                                       2005      1.181          1.206           212,582
                                                       2004      1.081          1.181            35,789
                                                       2003      1.000          1.081                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.220          1.273                --
                                                       2005      1.214          1.220             3,506
                                                       2004      1.119          1.214                --
                                                       2003      1.000          1.119                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.136          1.308                --
                                                       2005      1.032          1.136             9,415

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.272                --
                                                       2005      1.000          1.109             9,646

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.228          1.275                --
                                                       2005      1.157          1.228               893
                                                       2004      1.131          1.157               896
                                                       2003      1.000          1.131                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.268          1.460                --
                                                       2006      1.252          1.268                --
                                                       2005      1.178          1.252             2,191
                                                       2004      1.118          1.178            39,155
                                                       2003      1.000          1.118             2,197

         VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.50% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.102          1.148               --
                                                       2005      1.080          1.102           18,757
                                                       2004      1.000          1.080               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.184          1.148               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.454          1.628            3,829
                                                       2006      1.238          1.454            3,838
                                                       2005      1.112          1.238              686
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.322          1.448           16,160
                                                       2006      1.230          1.322           16,452
                                                       2005      1.085          1.230            5,824
                                                       2004      1.000          1.085               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.234          1.264            4,504
                                                       2006      1.098          1.234            4,514
                                                       2005      1.064          1.098              780
                                                       2004      1.000          1.064               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.347          1.329               --
                                                       2005      1.168          1.347               --
                                                       2004      1.000          1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.345          1.740               --
                                                       2005      1.287          1.345            5,334
                                                       2004      1.000          1.287               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.199          1.300               --
                                                       2005      1.116          1.199               --
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.201          1.335               --
                                                       2005      1.118          1.201               --
                                                       2004      1.000          1.118               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.373          1.573           11,039
                                                       2006      1.261          1.373           11,477
                                                       2005      1.107          1.261           12,007
                                                       2004      1.000          1.107               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.547          1.741            3,002
                                                       2006      1.411          1.547            3,122
                                                       2005      1.226          1.411               --
                                                       2004      1.000          1.226               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.205          1.219            4,076
                                                       2006      1.045          1.205               --
                                                       2005      1.027          1.045               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.175          1.274               --
                                                       2006      1.108          1.175               --
                                                       2005      1.084          1.108               --
                                                       2004      1.000          1.084               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.185          1.369               --
                                                       2005      1.099          1.185               --
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.957          2.458               --
                                                       2006      1.567          1.957               --
                                                       2005      1.260          1.567               --
                                                       2004      1.000          1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.470          1.655            5,305
                                                       2006      1.241          1.470            5,516
                                                       2005      1.155          1.241               --
                                                       2004      1.000          1.155               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.188          1.411               --
                                                       2005      1.119          1.188               --
                                                       2004      1.000          1.119               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.363          1.619               --
                                                       2006      1.234          1.363               --
                                                       2005      1.129          1.234               --
                                                       2004      1.000          1.129               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.141          1.271               --
                                                       2005      1.125          1.141               --
                                                       2004      1.000          1.125               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.113          1.181               --
                                                       2006      1.063          1.113               --
                                                       2005      1.025          1.063               --
                                                       2004      1.000          1.025               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.231          1.218            3,946
                                                       2006      1.160          1.231               --
                                                       2005      1.065          1.160               --
                                                       2004      1.000          1.065               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.202          1.271            6,240
                                                       2006      1.074          1.202            6,488
                                                       2005      1.056          1.074               --
                                                       2004      1.000          1.056               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.171          1.168               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.129          1.160               --
                                                       2006      1.048          1.129               --
                                                       2005      1.030          1.048               --
                                                       2004      1.000          1.030               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.181          1.173           16,923
                                                       2006      1.065          1.181           16,933
                                                       2005      1.038          1.065           16,944
                                                       2004      1.000          1.038               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.137          1.180               --
                                                       2006      0.988          1.137               --
                                                       2005      1.015          0.988               --
                                                       2004      1.000          1.015               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.220          1.249               --
                                                       2006      1.087          1.220               --
                                                       2005      1.069          1.087               --
                                                       2004      1.000          1.069               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.231          1.215               --
                                                       2006      1.080          1.231               --
                                                       2005      1.057          1.080               --
                                                       2004      1.000          1.057               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.244          1.273           10,983
                                                       2006      1.107          1.244           10,989
                                                       2005      1.066          1.107           10,997
                                                       2004      1.000          1.066               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.293          1.310               --
                                                       2006      1.121          1.293               --
                                                       2005      1.079          1.121               --
                                                       2004      1.000          1.079               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.036          1.064               --
                                                       2006      1.015          1.036               --
                                                       2005      0.989          1.015               --
                                                       2004      1.000          0.989               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.294          1.352               --
                                                       2006      1.155          1.294               --
                                                       2005      1.094          1.155               --
                                                       2004      1.000          1.094               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.141          1.154               --
                                                       2006      1.042          1.141               --
                                                       2005      1.032          1.042               --
                                                       2004      1.000          1.032               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.311          1.407               --
                                                       2006      1.192          1.311               --
                                                       2005      1.165          1.192               --
                                                       2004      1.000          1.165               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          0.999               --
                                                       2006      0.995          1.011               --
                                                       2005      0.997          0.995               --
                                                       2004      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.100          1.094               --
                                                       2006      1.070          1.100               --
                                                       2005      1.069          1.070               --
                                                       2004      1.000          1.069               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.174          1.148               --
                                                       2006      1.085          1.174               --
                                                       2005      1.084          1.085               --
                                                       2004      1.000          1.084               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.016          1.039               --
                                                       2006      0.995          1.016               --
                                                       2005      0.993          0.995               --
                                                       2004      1.000          0.993               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.316          1.400               --
                                                       2006      1.195          1.316               --
                                                       2005      1.168          1.195               --
                                                       2004      1.000          1.168               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.235          1.292               --
                                                       2006      1.072          1.235               --
                                                       2005      1.056          1.072               --
                                                       2004      1.000          1.056               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.266          1.311               --
                                                       2006      1.106          1.266               --
                                                       2005      1.099          1.106               --
                                                       2004      1.000          1.099               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.340          1.473               --
                                                       2006      1.224          1.340           19,227
                                                       2005      1.160          1.224           19,889
                                                       2004      1.000          1.160               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.368          1.430               --
                                                       2006      1.299          1.368            7,396

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.418          1.420            7,112

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.335          1.289            3,541
                                                       2006      1.260          1.335               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.533          1.482            6,137
                                                       2006      1.400          1.533               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.354          1.723               --
                                                       2006      1.329          1.354               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.262          1.112               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.082           36,027
                                                       2006      1.001          1.069           20,849

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.045           23,505
                                                       2006      1.015          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.165          1.272               --
                                                       2006      1.187          1.165               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.279          1.389               --
                                                       2006      1.296          1.279               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.695          1.769               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.383          1.452               --
                                                       2006      1.259          1.383               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.213          1.008            7,090
                                                       2006      1.003          1.213            7,371

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.065          1.121            5,540

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.277          1.307               --
                                                       2006      1.195          1.277               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.276               --
                                                       2006      1.108          1.160               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.156          1.203               --
                                                       2006      1.123          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.967               --
                                                       2006      1.003          1.023               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.104          1.296               --
                                                       2006      1.137          1.104               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.036          1.072            7,490
                                                       2006      1.004          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.152          1.122               --
                                                       2006      1.127          1.152               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.150          1.165               --
                                                       2006      1.141          1.150               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.199          1.217               --
                                                       2006      1.176          1.199               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.061            6,485
                                                       2006      1.002          1.054            6,489

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.067               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.066               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.067               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.066               --
                                                       2006      1.002          1.053               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.202          1.221           15,067
                                                       2006      1.132          1.202           15,665

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.045          1.083               --
                                                       2006      0.996          1.045               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.131               --
                                                       2006      0.998          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.043          1.061               --
                                                       2006      1.062          1.043            5,543
                                                       2005      1.067          1.062            5,547
                                                       2004      1.000          1.067               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.056          1.120            8,565
                                                       2006      1.043          1.056            8,906
                                                       2005      1.043          1.043               --
                                                       2004      1.000          1.043               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.579          1.704               --
                                                       2006      1.267          1.579               --
                                                       2005      1.158          1.267               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.424          1.516               --
                                                       2006      1.244          1.424               --
                                                       2005      1.192          1.244               --
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.118          1.187               --
                                                       2005      1.054          1.118               --
                                                       2004      1.000          1.054               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.122          1.176               --
                                                       2005      1.101          1.122               --
                                                       2004      1.000          1.101               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.111          1.141               --
                                                       2005      1.048          1.111               --
                                                       2004      1.000          1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.072          1.136               --
                                                       2005      1.007          1.072            5,724

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.025          1.025               --
                                                       2005      1.000          1.025               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.041          1.075               --
                                                       2005      1.000          1.041               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.059          1.101               --
                                                       2005      0.999          1.059               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.032          1.049               --
                                                       2005      1.007          1.032               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.016          1.004               --
                                                       2005      1.028          1.016               --
                                                       2004      1.000          1.028               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.227          1.299               --
                                                       2005      1.123          1.227               --
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.078          1.137               --
                                                       2005      1.073          1.078               --
                                                       2004      1.000          1.073               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.099          1.132               --
                                                       2005      1.095          1.099           16,388
                                                       2004      1.000          1.095               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.168          1.259               --
                                                       2005      1.125          1.168               --
                                                       2004      1.002          1.125               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.222          1.400               --
                                                       2005      1.144          1.222               --
                                                       2004      1.000          1.144               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.129          1.195               --
                                                       2005      1.092          1.129               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.056          1.108               --
                                                       2005      1.000          1.056               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.115          1.123               --
                                                       2005      1.103          1.115               --
                                                       2004      1.000          1.103               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.092          1.136               --
                                                       2005      1.097          1.092               --
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.129          1.296               --
                                                       2005      1.031          1.129               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.102          1.260               --
                                                       2005      1.000          1.102               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.089          1.127               --
                                                       2005      1.036          1.089               --
                                                       2004      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.117          1.275               --
                                                       2006      1.114          1.117               --
                                                       2005      1.058          1.114               --
                                                       2004      1.000          1.058               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust -- Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Principal Underwriter

          Distribution and Principal Underwriting Agreement

          Valuation of Assets

          Federal Tax Considerations

          Independent Registered Public Accounting Firm

          Financial Statements

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-05-09-86.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MLAC-Book-05-09-86

                    PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Fund BD IV for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 800-842-9368.

              PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY PROSPECTUS:

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Lord Abbett Bond Debenture
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Lord Abbett Growth and Income
  American Funds Growth-Income Fund                   Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE                     Lord Abbett Mid Cap Value
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class B
  Contrafund(R) Portfolio                          Met/AIM Capital Appreciation
  Mid Cap Portfolio                                   Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Met/AIM Small Cap Growth Portfolio -- Class
  TRUST -- CLASS 2                                    A
  Templeton Foreign Securities Fund                PIMCO Inflation Protected Bond
JANUS ASPEN SERIES -- SERVICE SHARES                  Portfolio -- Class A
  Global Technology Portfolio                      Pioneer Fund Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Aggressive             A
     Growth Portfolio -- Class I                   Third Avenue Small Cap Value
  Legg Mason Partners Variable Appreciation           Portfolio -- Class B
     Portfolio -- Class I                        METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Equity Index        BlackRock Aggressive Growth
     Portfolio -- Class II                            Portfolio -- Class D
  Legg Mason Partners Variable Fundamental         BlackRock Bond Income Portfolio -- Class A
     Value Portfolio -- Class I                    BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Investors           Davis Venture Value Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Large Cap           FI Value Leaders Portfolio -- Class D
     Growth Portfolio -- Class I                   MetLife Aggressive Allocation
  Legg Mason Partners Variable Small Cap              Portfolio -- Class B
     Growth Portfolio -- Class I                   MetLife Conservative Allocation
  Legg Mason Partners Variable Social                 Portfolio -- Class B
     Awareness Portfolio                           MetLife Conservative to Moderate Allocation
LEGG MASON PARTNERS VARIABLE INCOME TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Adjustable          MetLife Moderate Allocation
     Rate Income Portfolio                            Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate to Aggressive Allocation
  BlackRock High Yield Portfolio -- Class A           Portfolio -- Class B
  BlackRock Large Cap Core Portfolio -- Class      MFS(R) Total Return Portfolio -- Class F
     E                                             MFS(R) Value Portfolio -- Class A
  Clarion Global Real Estate                       Oppenheimer Global Equity
     Portfolio -- Class A                             Portfolio -- Class B
  Dreman Small Cap Value Portfolio -- Class A      T. Rowe Price Small Cap Growth
  Harris Oakmark International                        Portfolio -- Class B
     Portfolio -- Class A                          Western Asset Management U.S. Government
  Janus Forty Portfolio -- Class A                    Portfolio -- Class A
  Lazard Mid Cap Portfolio -- Class B            PIMCO VARIABLE INSURANCE
  Legg Mason Partners Managed Assets               TRUST -- ADMINISTRATIVE CLASS
     Portfolio -- Class A                          Total Return Portfolio
                                                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
                                                   Comstock Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9368 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Purchase Payment Credits................................................    16
Accumulation Units......................................................    17
The Variable Funding Options............................................    17
FIXED ACCOUNT...........................................................    23
CHARGES AND DEDUCTIONS..................................................    23
General.................................................................    23
Withdrawal Charge.......................................................    24
Free Withdrawal Allowance...............................................    25
Transfer Charge.........................................................    25
Administrative Charges..................................................    25
Mortality and Expense Risk Charge.......................................    25
Variable Liquidity Benefit Charge.......................................    25
Enhanced Stepped-Up Provision Charge....................................    26
Guaranteed Minimum Withdrawal Benefit Charge............................    26
Variable Funding Option Expenses........................................    26
Premium Tax.............................................................    26
Changes in Taxes Based upon Premium or Value............................    26
TRANSFERS...............................................................    26
Market Timing/Excessive Trading.........................................    27
Dollar Cost Averaging...................................................    29
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    30
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    31
Annuitant...............................................................    31
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    32
Enhanced Stepped-Up Provision ("E.S.P.")................................    32
Payment of Proceeds.....................................................    33
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    35
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    35
Planned Death Benefit...................................................    36
Death Proceeds after the Maturity Date..................................    36
LIVING BENEFITS.........................................................    36
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    36
THE ANNUITY PERIOD......................................................    42
Maturity Date...........................................................    42
Allocation of Annuity...................................................    42
Variable Annuity........................................................    43
Fixed Annuity...........................................................    43
PAYMENTS OPTIONS........................................................    43
Election of Options.....................................................    43
Annuity Options.........................................................    44
Variable Liquidity Benefit..............................................    44
MISCELLANEOUS CONTRACT PROVISIONS.......................................    44
Right to Return.........................................................    44
Termination.............................................................    45
Required Reports........................................................    45
Suspension of Payments..................................................    45
THE SEPARATE ACCOUNTS...................................................    45
Performance Information.................................................    46
FEDERAL TAX CONSIDERATIONS..............................................    46
General Taxation of Annuities...........................................    47
Types of Contracts: Qualified and Non-qualified.........................    48
Qualified Annuity Contracts.............................................    48
Taxation of Qualified Annuity Contracts.................................    48
Mandatory Distributions for Qualified Plans.............................    48
Individual Retirement Annuities.........................................    49
Roth IRAs...............................................................    49
TSAs (ERISA and Non-ERISA)..............................................    50
Non-qualified Annuity Contracts.........................................    51
Diversification Requirements for Variable Annuities.....................    53
Ownership of the Investments............................................    53
Taxation of Death Benefit Proceeds......................................    53
Other Tax Considerations................................................    53
Treatment of Charges for Optional Benefits..............................    53
Guaranteed Minimum Withdrawal Benefits..................................    53
Puerto Rico Tax Considerations..........................................    54
Non-Resident Aliens.....................................................    54
Tax Credits and Deductions..............................................    54
OTHER INFORMATION.......................................................    54
The Insurance Company...................................................    54
Financial Statements....................................................    55
Distribution of Variable Annuity Contracts..............................    55
Conformity with State and Federal Laws..................................    56
Voting Rights...........................................................    56
Restrictions on Financial Transactions..................................    57
Legal Proceedings.......................................................    57
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD
  III FOR VARIABLE ANNUITIES............................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD IV
  FOR VARIABLE ANNUITIES................................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT....   E-1
APPENDIX F: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                    PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Fund BD III for Variable Annuities ("Fund BD III") and MetLife of CT Fund BD IV for Variable Annuities ("Fund BD IV"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Fund BD IV was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Fund BD
IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits applied. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment, minus any Purchase Payment Credits applied. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits applied. We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25% for the Standard Death Benefit and 1.45% for the Enhanced Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual Contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or Enhanced Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%. The expenses for a Contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may offset the amount of the Purchase Payment Credit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and associated
  Purchase Payment Credits withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(as a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGE

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for 9 years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.25% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                           STANDARD DEATH BENEFIT    ENHANCED DEATH BENEFIT
                                                           ----------------------    ----------------------
Mortality and Expense Risk Charge......................           1.25%(5)                  1.45%(5)
Administrative Expense Charge..........................           0.15%                     0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED....................................           1.40%                     1.60%
Optional E.S.P. Charge.................................           0.20%                     0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.............................................           1.60%                     1.80%
Optional GMWB I Charge(maximum upon reset).............           1.00%(6)                  1.00%(6)
Optional GMWB II Charge(maximum upon reset)............           1.00%(6)                  1.00%(6)
Optional GMWB III Charge...............................           0.25%                     0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.............................................           2.40%                     2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.............................................           2.40%                     2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED........................................           1.65%                     1.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED......................................           2.60%                     2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED.....................................           2.60%                     2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED....................................           1.85%                     2.05%


---------
(5) We are waiving the following amounts of the Mortality and Expense Risk charge on these Subaccounts: 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio, 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.84% for the Subaccount investing in the T.Rowe Price Small Cap Growth Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Oppenheimer Global Equity Portfolio, and an amount equal to the underlying fund expenses that are in excess of 1.50% for the Subaccount investing in the Van Kampen Mid-Cap Growth Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9368.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........    0.56%       0.25%      0.09%           --          0.90%          --           0.90%
  Dynamic Capital Appreciation
     Portfolio+..................    0.56%       0.25%      0.23%           --          1.04%          --           1.04%
  Mid Cap Portfolio..............    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Life Sciences
     Portfolio+..................    0.64%       0.25%      0.45%           --          1.34%          --           1.34%
  Global Technology Portfolio....    0.64%       0.25%      0.18%         0.01%         1.08%          --           1.08%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
  Legg Mason Partners Variable
     Social Awareness
     Portfolio++.................    0.67%         --       0.38%           --          1.05%          --           1.05%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class A........    0.60%         --       0.13%           --          0.73%          --           0.73%
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class A++......    0.69%         --       0.07%           --          0.76%          --           0.76%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Legg Mason Partners Managed
     Assets Portfolio -- Class
     A...........................    0.50%         --       0.12%           --          0.62%          --           0.62%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A+.......    1.00%         --       0.25%           --          1.25%          --           1.25%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B++......    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --           1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class A........    0.38%         --       0.06%           --          0.44%        0.01%          0.43%(6)
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%          0.39%(7)
  Capital Guardian U.S. Equity
     Portfolio -- Class A+.......    0.66%         --       0.05%           --          0.71%          --           0.71%
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --           0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(8)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(8)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(8)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(8)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(9)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --           0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --           0.84%
  Enterprise Portfolio+..........    0.50%       0.25%      0.17%           --          0.92%          --           0.92%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(8) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and a Guaranteed Minimum Withdrawal Benefit (assuming the maximum charge of 1.00% applies in all Contract Years).

                                                                                    IF CONTRACT IS NOT SURRENDERED OR
                                      IF CONTRACT IS SURRENDERED AT                  ANNUITIZED AT THE END OF PERIOD
                                         THE END OF PERIOD SHOWN                                  SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,199      $2,044      $2,845      $4,477       $439       $1,324      $2,215      $4,477
Underlying Fund with
Minimum Total Annual
Operating Expenses.........    $1,088      $1,715      $2,308      $3,462       $328         $995      $1,678      $3,462


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Portfolio Architect XTRA Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                         Age 80
Enhanced Death Benefit                                                         Age 75
Enhanced Stepped-Up Provision (E.S.P.)                                         Age 75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9368.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a

Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

PURCHASE PAYMENT CREDITS

For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9368 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
Dynamic Capital Appreciation       Seeks capital appreciation.        Fidelity Management & Research
  Portfolio+                                                          Company
Mid Cap Portfolio                  Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Global Life Sciences Portfolio+    Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
Global Technology Portfolio        Seeks long-term capital growth.    Janus Capital Management LLC
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks capital appreciation and     Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio       retention of net investment        LLC
                                   income.                            Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  A++                              capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Managed        Seeks high total return.           Met Investors Advisory, LLC
  Assets Portfolio -- Class A                                         Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory, LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B++                                              Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
Enterprise Portfolio+              Seeks capital appreciation         Van Kampen Asset Management
                                   through investments in securities
                                   believed by the Portfolio's
                                   investment adviser to have above
                                   average potential for capital
                                   appreciation.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9+ years                                      0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. We reserve the right to not permit the provision on a full surrender.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.25% annually. If you choose the Enhanced Death Benefit, the M&E charge is equal to 1.45% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9+ years                                      0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Templeton Foreign Securities Fund, Janus Aspen Global Life Sciences Portfolio, Janus Aspen Global Technology Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, Oppenheimer Global Equity Portfolio, and T. Rowe Price Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored

Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect either the Standard Death Benefit, or the Enhanced Death Benefit (also referred to as the "Annual Step-Up"). We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal or beneficiary contract continuation ("Death Report Date).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death or

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract

ENHANCED DEATH BENEFIT: We will pay the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract or

     (3)  the "step-up value" as described below

STEP-UP VALUE. The step-up value will initially equal the initial Purchase Payment. When you make an additional Purchase Payment, we will increase the step-up value by the amount of that Purchase Payment. When you make a withdrawal, we will reduce the step-up value by a partial surrender reduction as described below. On each Contract anniversary before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the step-up value, we will reset the step-up value to equal that greater amount. We will not reduce the step-up value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes we will make to the step-up value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the step-up value by a partial surrender reduction which equals (1) the step-up value before the withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the withdrawal, less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new step-up value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new step-up value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1)200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2)your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

Your new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000 -- 16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS THE ANNUITANT)
The beneficiary (ies) or, if  The spouse elects to           Yes
  none, to the surviving      continue the Contract.
  joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary who may
                                                             elect to continue the
                                                             Contract.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   Unless, the beneficiary        Yes
CONTRACT OWNER)               none, to the Contract Owner.   elects to continue the
                              If the Contract Owner is not   Contract rather than receive
                              living, then to the joint      a lump sum distribution.
                              owner. If none, then to the
                              Contract Owner's estate.
                                                             But if there is a Contingent
                                                             Annuitant, then the
                                                             Contingent Annuitant becomes
                                                             the Annuitant and the
                                                             Contract continues in effect
                                                             (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies) or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

                               QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the Annuitant's death, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment and associated credits made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. Your initial RBB does not include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
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ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal minus any Purchase Payment Credits applied within 12 months of withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal minus any Purchase Payment Credits applied within 12 months of withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 5.00% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

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                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
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               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
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VALUES AS OF
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INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
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IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
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PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/115,500) =    90,000/100,000)] =               10,000/94,500) =     89,418/100,000)] =
(PWR)                           $8,658                 $500                           $10,582                $529
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GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $10,582
OF THE
WITHDRAWAL                  (10,000>8,658)                                        (10,582>10,000)
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CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,582                $529
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $90,000               $4,500          $84,500         $89,418               $4,471
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                          WITHDRAWAL EXAMPLE FOR GMWB I

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                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
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               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
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VALUES AS OF
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INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
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IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
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IMMEDIATELY                     $91,342               $4,567                          $89,417               $4,471
AFTER
WITHDRAWAL                [100,000 - (100,000         [(5,000                   [100,000 - (100,000        [5,000 x
               $105,500    x10,000/115,500)]     x91,342/100,000)]    $84,500    x10,000/94,500)]      (89,417/100,000)]
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CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,658                 $433           $10,000         $10,583                $529
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TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value, minus any Purchase Payment Credits received within 12 months before the date you reset. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

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                                           GMWB I                    GMWB II                  GMWB III
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Current Annual Charge                       0.40%                     0.50%                     0.25%
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Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
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MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

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                                           GMWB I                    GMWB II                  GMWB III
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AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
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ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
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RESET                                        Yes                       Yes                       No
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CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
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INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
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WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
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                               THE ANNUITY PERIOD

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MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable

Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Fund BD III and Fund BD IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV. (See "The Insurance Company" .) Both Fund BD III and Fund BD IV were established on March 27, 1997 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Fund BD III and Fund BD IV with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Fund BD IV, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Fund BD IV and its assets. Pursuant to the merger, therefore, Fund BD IV became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account Fund BD IV are located in the Statement of Additional Information.

The financial statements for the Separate Account Fund BD III are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

              FOR METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.081          1.159                 --
                                                       2006      1.000          1.081            458,007

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.816          0.857                 --
                                                       2005      0.783          0.816            689,725
                                                       2004      0.751          0.783            835,150
                                                       2003      0.609          0.751            895,510
                                                       2002      0.885          0.609            994,353
                                                       2001      1.000          0.885            421,659

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                 --
                                                       2005      0.668          0.756            889,375
                                                       2004      0.625          0.668          1,057,694
                                                       2003      0.514          0.625          1,190,268
                                                       2002      0.753          0.514          1,278,582
                                                       2001      0.925          0.753            892,135
                                                       2000      1.127          0.925             96,323

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.478          1.674            826,161
                                                       2006      1.245          1.478            722,596
                                                       2005      1.106          1.245            813,522
                                                       2004      0.989          1.106            820,524
                                                       2003      0.741          0.989            734,396
                                                       2002      0.880          0.741            699,143
                                                       2001      1.041          0.880            358,085
                                                       2000      1.301          1.041              4,990
                                                       1999      1.087          1.301                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.366          1.514          1,288,648
                                                       2006      1.257          1.366          1,550,556
                                                       2005      1.097          1.257          1,757,373
                                                       2004      0.989          1.097          1,620,395
                                                       2003      0.733          0.989          1,423,815
                                                       2002      0.984          0.733            997,632
                                                       2001      1.220          0.984            537,903
                                                       2000      1.184          1.220            112,468
                                                       1999      1.060          1.184                 --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.507          1.560          1,593,425
                                                       2006      1.326          1.507          1,467,842
                                                       2005      1.271          1.326          1,352,898
                                                       2004      1.167          1.271          1,515,560
                                                       2003      0.894          1.167          1,322,363
                                                       2002      1.110          0.894            697,242
                                                       2001      1.098          1.110            343,429
                                                       2000      1.051          1.098                 --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.676          0.670                 --
                                                       2005      0.580          0.676          1,156,794
                                                       2004      0.492          0.580          1,259,417
                                                       2003      0.400          0.492          1,688,768
                                                       2002      0.541          0.400          1,612,958
                                                       2001      0.742          0.541          1,770,037
                                                       2000      1.000          0.742            189,085

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      1.664          1.744                 --
                                                       2006      1.273          1.664             66,586
                                                       2005      1.009          1.273             69,096
                                                       2004      0.819          1.009             71,547
                                                       2003      0.581          0.819             70,125
                                                       2002      0.667          0.581             23,079
                                                       2001      0.748          0.667            246,451
                                                       2000      1.000          0.748                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      2.347          3.069                 --
                                                       2005      2.221          2.347            576,119
                                                       2004      1.714          2.221            585,483
                                                       2003      1.297          1.714            586,611
                                                       2002      1.258          1.297            542,919
                                                       2001      1.173          1.258            169,706
                                                       2000      1.000          1.173              7,111

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.050          1.109            348,659
                                                       2006      0.914          1.050            475,667
                                                       2005      0.888          0.914            533,163
                                                       2004      0.857          0.888            580,657
                                                       2003      0.717          0.857            659,588
                                                       2002      0.873          0.717            537,694
                                                       2001      0.977          0.873            175,799
                                                       2000      1.000          0.977              6,817

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.160          1.017            868,410
                                                       2006      1.133          1.160            981,664
                                                       2005      1.086          1.133          1,060,735
                                                       2004      0.989          1.086          1,242,192
                                                       2003      0.762          0.989          1,336,406
                                                       2002      0.955          0.762          1,207,213
                                                       2001      1.032          0.955            472,852
                                                       2000      1.000          1.032                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                 --
                                                       2005      1.210          1.315             38,446
                                                       2004      1.074          1.210             54,657
                                                       2003      1.000          1.074              1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                 --
                                                       2005      1.208          1.312             14,119
                                                       2004      1.068          1.208             11,133
                                                       2003      1.000          1.068              1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.288          1.490          1,168,221
                                                       2006      1.172          1.288          1,243,120
                                                       2005      1.019          1.172          1,311,850
                                                       2004      0.897          1.019          1,376,127
                                                       2003      0.710          0.897          1,573,114
                                                       2002      0.796          0.710          1,486,472
                                                       2001      0.922          0.796            869,188
                                                       2000      1.000          0.922            180,188

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (5/01)...........................  2007      1.263          1.330             47,788
                                                       2006      1.126          1.263            106,915
                                                       2005      0.946          1.126            103,844
                                                       2004      0.947          0.946            103,057
                                                       2003      0.769          0.947            103,711
                                                       2002      0.843          0.769             78,854
                                                       2001      1.000          0.843                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.972          2.243            573,503
                                                       2006      1.779          1.972            592,553
                                                       2005      1.529          1.779            576,226
                                                       2004      1.244          1.529            449,306
                                                       2003      0.912          1.244            393,509
                                                       2002      1.028          0.912            397,241
                                                       2001      1.000          1.028            107,418

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                 --
                                                       2005      1.158          1.262            546,575
                                                       2004      1.043          1.158            646,673
                                                       2003      0.845          1.043            457,584
                                                       2002      1.000          0.845            119,273

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.826          3.589            223,521
                                                       2006      2.238          2.826            219,867
                                                       2005      1.781          2.238            158,202
                                                       2004      1.448          1.781             54,824
                                                       2003      1.000          1.448              1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.408          1.603            578,296
                                                       2006      1.176          1.408            491,487
                                                       2005      1.082          1.176            517,884
                                                       2004      0.926          1.082            322,771
                                                       2003      0.710          0.926            249,365
                                                       2002      0.884          0.710            169,930
                                                       2001      1.068          0.884             49,286
                                                       2000      1.082          1.068                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.267          1.522                 --
                                                       2005      1.180          1.267            344,861
                                                       2004      1.032          1.180            238,864
                                                       2003      0.792          1.032            107,706
                                                       2002      1.000          0.792              1,558

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.069          1.094                 --
                                                       2005      1.070          1.069             27,511
                                                       2004      1.000          1.070             12,731

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.066          1.102                 --
                                                       2005      1.004          1.066          1,690,499
                                                       2004      0.941          1.004          1,915,626
                                                       2003      0.839          0.941          2,255,765
                                                       2002      0.911          0.839          2,455,936
                                                       2001      0.972          0.911          1,563,586
                                                       2000      1.000          0.972            493,338

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.053          1.264            318,273
                                                       2006      1.004          1.053            319,907
                                                       2005      0.907          1.004            352,715
                                                       2004      0.805          0.907            414,066
                                                       2003      0.647          0.805            486,503
                                                       2002      0.931          0.647            327,504
                                                       2001      1.135          0.931            179,330
                                                       2000      1.000          1.135                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      0.405          0.486            530,928
                                                       2006      0.381          0.405            567,589
                                                       2005      0.346          0.381            659,484
                                                       2004      0.349          0.346            819,133
                                                       2003      0.242          0.349            922,256
                                                       2002      0.415          0.242            947,203
                                                       2001      0.672          0.415            631,575
                                                       2000      1.000          0.672             30,577

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.679          0.732            534,240
                                                       2006      0.584          0.679            592,680
                                                       2005      0.561          0.584            642,087
                                                       2004      0.544          0.561            770,248
                                                       2003      0.446          0.544            915,111
                                                       2002      0.609          0.446          1,080,320
                                                       2001      0.798          0.609            919,187
                                                       2000      1.000          0.798            381,642

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                 --
                                                       2005      1.513          1.552             11,233
                                                       2004      1.336          1.513              6,516
                                                       2003      1.000          1.336              1,000

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.527          1.475          1,152,421

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.249          1.295            493,014

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.005          1.040          1,701,666
                                                       2006      0.885          1.005          1,580,311
                                                       2005      0.861          0.885          1,763,552
                                                       2004      0.792          0.861          1,872,075
                                                       2003      0.629          0.792          1,945,736
                                                       2002      0.822          0.629          1,408,585
                                                       2001      0.951          0.822          1,012,410

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.632          1.565          1,829,322

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.438          1.473          1,302,028
                                                       2006      1.233          1.438          1,169,729
                                                       2005      1.174          1.233          1,327,979
                                                       2004      1.078          1.174          1,484,092
                                                       2003      0.826          1.078          1,479,023
                                                       2002      1.089          0.826          1,316,924
                                                       2001      1.152          1.089            505,781

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.022          1.024            426,257

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.577          1.711            399,340
                                                       2006      1.419          1.577            281,974
                                                       2005      1.371          1.419            317,776
                                                       2004      1.208          1.371            305,465
                                                       2003      0.823          1.208            348,334
                                                       2002      1.278          0.823            374,428
                                                       2001      1.397          1.278            166,046

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.184          1.295             22,838
                                                       2006      1.115          1.184             21,004
                                                       2005      1.083          1.115             25,877
                                                       2004      1.000          1.083             23,686

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033            108,722
                                                       2006      1.006          1.033            117,416
                                                       2005      0.997          1.006             73,496
                                                       2004      0.999          0.997             55,729
                                                       2003      1.000          0.999              1,000

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.564          1.642                 --
                                                       2006      1.343          1.564          1,411,841
                                                       2005      1.309          1.343          1,491,826
                                                       2004      1.225          1.309          1,743,085
                                                       2003      0.894          1.225          1,680,295
                                                       2002      1.209          0.894          1,672,013
                                                       2001      1.204          1.209            894,987

  LMPVPI Large Cap Growth Subaccount (Class I)
  (5/02).............................................  2007      1.205          1.257                 --
                                                       2006      1.173          1.205             28,470
                                                       2005      1.130          1.173             24,656
                                                       2004      1.140          1.130             64,596
                                                       2003      0.800          1.140             63,373
                                                       2002      1.000          0.800             20,665

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/02).............................................  2007      1.337          1.385                 --
                                                       2006      1.220          1.337            125,786
                                                       2005      1.126          1.220             98,050
                                                       2004      1.047          1.126            114,646
                                                       2003      0.758          1.047             75,568
                                                       2002      1.000          0.758             18,468

  LMPVPII Growth and Income Subaccount (Class I)
  (5/02).............................................  2007      1.243          1.300                 --
                                                       2006      1.122          1.243             47,733
                                                       2005      1.098          1.122             48,490
                                                       2004      1.027          1.098             48,617
                                                       2003      0.800          1.027             51,399
                                                       2002      1.000          0.800              8,717

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                 --
                                                       2006      1.408          1.628            151,685
                                                       2005      1.382          1.408            111,507
                                                       2004      1.244          1.382             84,102
                                                       2003      1.000          1.244             17,546

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                 --
                                                       2006      1.644          1.820            123,865
                                                       2005      1.541          1.644            120,350
                                                       2004      1.260          1.541             41,464
                                                       2003      1.000          1.260              5,686

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.104          1.140                 --
                                                       2005      1.078          1.104            178,420
                                                       2004      1.000          1.078            129,391

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.465          1.532            419,520
                                                       2006      1.537          1.465            416,263

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2007      1.384          1.402            667,918
                                                       2006      1.311          1.384            739,949

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.014          1.064                 --
                                                       2006      0.956          1.014            252,737

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.055          1.064            198,008

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.328             10,389
                                                       2006      1.274          1.360                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.168          1.142            492,623
                                                       2006      1.058          1.168            414,286

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.688          0.884          1,248,240
                                                       2006      0.670          0.688          1,215,285

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.289          1.144             18,932

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.206          1.265            189,522
                                                       2006      1.140          1.206            165,530

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.332          1.404            659,069
                                                       2006      1.270          1.332            771,153

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.079          1.106            634,816
                                                       2006      1.001          1.079            503,264

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065            261,254
                                                       2006      1.002          1.073             14,956

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083            253,330
                                                       2006      0.992          0.982            301,961

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.302          1.430             33,848
                                                       2006      1.310          1.302             11,990

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.733          2.187            112,820

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596            204,392

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496             58,405
                                                       2006      1.274          1.410             81,484

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026          1,095,236
                                                       2006      1.003          1.222          1,264,844

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223            562,282

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650              2,301
                                                       2006      1.480          1.593             14,375

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.180          1.304                 --
                                                       2006      1.120          1.180                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.471          1.547            517,980
                                                       2006      1.419          1.471            430,588

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985          1,877,755
                                                       2006      1.003          1.030             98,467

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.595          0.707          1,169,859
                                                       2006      0.609          0.595          1,385,443

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.284          1.346          1,728,116
                                                       2006      1.235          1.284          2,017,910

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.201          1.245         16,783,819
                                                       2006      1.174          1.201          2,432,710

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      0.786          0.745            438,546

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.853          0.875          1,097,956
                                                       2006      0.841          0.853          1,227,158

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.380          1.417          1,934,887
                                                       2006      1.344          1.380          2,296,388

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081             11,223
                                                       2006      1.002          1.062                 --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087                 --
                                                       2006      1.001          1.044                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086             43,678
                                                       2006      1.002          1.051                 --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086             92,783
                                                       2006      1.002          1.056             71,218

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086                 --
                                                       2006      1.002          1.061                 --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.506          1.547          4,688,598
                                                       2006      1.407          1.506          5,144,852

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.052          1.103            546,113
                                                       2006      0.996          1.052            593,295

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152            620,010
                                                       2006      0.998          1.070            657,592

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.163          1.209                 --
                                                       2006      1.094          1.163             50,035

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)........................  2007      1.082          1.115             76,416
                                                       2006      1.044          1.082             14,766

Money Market Portfolio
  Money Market Subaccount (2/98).....................  2006      1.162          1.174                 --
                                                       2005      1.146          1.162          1,943,467
                                                       2004      1.150          1.146          1,934,132
                                                       2003      1.157          1.150          2,696,830
                                                       2002      1.158          1.157          3,968,056
                                                       2001      1.131          1.158          3,881,543
                                                       2000      1.080          1.131            293,012

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.120          1.184                 --
                                                       2005      1.074          1.120                 --
                                                       2004      1.000          1.074              2,000

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                 --
                                                       2006      1.133          1.125            390,124
                                                       2005      1.125          1.133            366,843
                                                       2004      1.048          1.125            235,306
                                                       2003      1.000          1.048             29,952

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346          3,149,976
                                                       2006      1.226          1.255          3,972,302
                                                       2005      1.213          1.226          4,364,209
                                                       2004      1.173          1.213          6,033,661
                                                       2003      1.132          1.173          6,603,100
                                                       2002      1.053          1.132          5,715,152
                                                       2001      1.000          1.053          1,027,250

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.895          0.974             74,699
                                                       2006      0.817          0.895            258,094
                                                       2005      0.773          0.817            263,361
                                                       2004      0.728          0.773            303,680
                                                       2003      0.560          0.728            322,550
                                                       2002      0.806          0.560            354,885
                                                       2001      1.000          0.806             90,017

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.408          1.526                 --
                                                       2006      1.118          1.408            236,400
                                                       2005      1.011          1.118            227,235
                                                       2004      0.882          1.011            177,298
                                                       2003      0.696          0.882            174,431
                                                       2002      0.857          0.696            120,823
                                                       2001      1.000          0.857            172,126

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                 --
                                                       2006      1.701          1.967          1,100,216
                                                       2005      1.611          1.701          1,174,869
                                                       2004      1.295          1.611          1,251,913
                                                       2003      0.877          1.295          1,304,358
                                                       2002      1.088          0.877          1,111,270
                                                       2001      1.000          1.088            218,519

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.931          0.992                 --
                                                       2005      0.869          0.931            332,768
                                                       2004      0.827          0.869            463,100
                                                       2003      0.649          0.827            436,166
                                                       2002      0.864          0.649            153,676
                                                       2001      1.000          0.864             53,578

  Travelers Convertible Securities Subaccount
  (5/00).............................................  2006      1.190          1.270                 --
                                                       2005      1.203          1.190            951,186
                                                       2004      1.148          1.203          1,104,384
                                                       2003      0.922          1.148          1,173,473
                                                       2002      1.005          0.922            869,622
                                                       2001      1.028          1.005            836,858
                                                       2000      1.000          1.028             70,310

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.406          1.537                 --
                                                       2005      1.268          1.406            461,853
                                                       2004      1.104          1.268            520,514
                                                       2003      0.837          1.104            521,073
                                                       2002      0.991          0.837            609,372
                                                       2001      1.047          0.991            213,661
                                                       2000      1.000          1.047                 --

  Travelers Equity Income Subaccount (4/00)..........  2006      1.278          1.344                 --
                                                       2005      1.240          1.278          2,764,524
                                                       2004      1.145          1.240          3,118,779
                                                       2003      0.885          1.145          3,246,588
                                                       2002      1.043          0.885          2,913,402
                                                       2001      1.133          1.043          1,567,212
                                                       2000      1.052          1.133            197,368

  Travelers Federated High Yield Subaccount (5/00)...  2006      1.278          1.311                 --
                                                       2005      1.263          1.278            867,177
                                                       2004      1.161          1.263          1,384,768
                                                       2003      0.962          1.161          1,434,675
                                                       2002      0.940          0.962            714,245
                                                       2001      0.935          0.940             76,897
                                                       2000      1.000          0.935                 --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.189          1.232                 --
                                                       2005      1.145          1.189            222,943
                                                       2004      1.050          1.145            322,323
                                                       2003      0.834          1.050            350,988
                                                       2002      1.049          0.834            384,838
                                                       2001      1.046          1.049            543,886
                                                       2000      1.000          1.046                 --

  Travelers Large Cap Subaccount (11/99).............  2006      0.815          0.841                 --
                                                       2005      0.761          0.815            281,674
                                                       2004      0.724          0.761            335,600
                                                       2003      0.589          0.724            350,858
                                                       2002      0.774          0.589            292,511
                                                       2001      0.949          0.774            201,210
                                                       2000      1.126          0.949             72,389

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.148                 --
                                                       2005      1.000          1.078                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.032          1.037                 --
                                                       2005      1.022          1.032                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.047          1.085                 --
                                                       2005      1.002          1.047                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.066          1.113                 --
                                                       2005      1.000          1.066                 --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.039          1.060                 --
                                                       2005      1.000          1.039                 --

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      0.900          0.956                 --
                                                       2005      0.815          0.900            288,511
                                                       2004      0.713          0.815            357,722
                                                       2003      0.597          0.713            361,013
                                                       2002      0.808          0.597            331,234
                                                       2001      1.057          0.808            253,154
                                                       2000      1.135          1.057              8,995

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.575          0.609                 --
                                                       2005      0.566          0.575          1,435,861
                                                       2004      0.503          0.566            853,578
                                                       2003      0.372          0.503            874,458
                                                       2002      0.737          0.372            765,147
                                                       2001      0.980          0.737            619,700
                                                       2000      1.000          0.980             15,819

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.362          1.407                 --
                                                       2005      1.342          1.362          4,565,755
                                                       2004      1.221          1.342          5,170,815
                                                       2003      1.062          1.221          5,160,068
                                                       2002      1.137          1.062          3,995,198
                                                       2001      1.153          1.137          1,997,966
                                                       2000      1.003          1.153             99,711

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.178          1.274                 --
                                                       2005      1.122          1.178             92,575
                                                       2004      1.000          1.122             25,036

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.921          1.058                 --
                                                       2005      0.853          0.921            461,470
                                                       2004      0.747          0.853            422,641
                                                       2003      0.589          0.747            432,727
                                                       2002      0.686          0.589            289,734
                                                       2001      0.943          0.686            286,652
                                                       2000      1.000          0.943                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                 --
                                                       2005      1.334          1.394             12,988
                                                       2004      1.217          1.334                 --
                                                       2003      1.000          1.217              1,000

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.063          1.120                 --
                                                       2005      1.020          1.063                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.404          1.419                 --
                                                       2005      1.373          1.404            415,323
                                                       2004      1.255          1.373            377,848
                                                       2003      1.065          1.255            133,615
                                                       2002      1.020          1.065            134,078
                                                       2001      0.992          1.020            499,291
                                                       2000      1.000          0.992              7,948

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.245          1.235                 --
                                                       2005      1.243          1.245          2,359,889
                                                       2004      1.220          1.243          3,062,300
                                                       2003      1.156          1.220          3,360,059
                                                       2002      1.108          1.156          3,173,200
                                                       2001      1.049          1.108          2,094,699
                                                       2000      1.000          1.049            137,637

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.741          0.774                 --
                                                       2005      0.737          0.741          1,288,013
                                                       2004      0.678          0.737          1,601,573
                                                       2003      0.519          0.678          1,832,344
                                                       2002      0.792          0.519          1,656,273
                                                       2001      0.927          0.792          1,087,180
                                                       2000      1.000          0.927             50,352

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.137          1.310                 --
                                                       2005      1.000          1.137                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.274                 --
                                                       2005      0.987          1.110                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.083          1.044                 --
                                                       2005      1.052          1.083             50,659
                                                       2004      1.000          1.052             64,098

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.273          1.226            482,138
                                                       2006      1.113          1.273            534,920
                                                       2005      1.084          1.113            526,153
                                                       2004      0.936          1.084            496,072
                                                       2003      0.726          0.936            457,049
                                                       2002      0.914          0.726            352,819
                                                       2001      1.000          0.914            167,638

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2007      0.896          0.994             70,396
                                                       2006      0.851          0.896             77,777
                                                       2005      0.800          0.851                721
                                                       2004      0.782          0.800                796
                                                       2003      0.631          0.782              7,547
                                                       2002      0.908          0.631              4,269
                                                       2001      1.000          0.908                 --




           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 2.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.148               --
                                                       2006      1.000          1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.084          1.136               --
                                                       2005      1.050          1.084               --
                                                       2004      1.000          1.050               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.188          1.154               --
                                                       2005      1.059          1.188               --
                                                       2004      1.000          1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.640           44,721
                                                       2006      1.241          1.461           56,920
                                                       2005      1.113          1.241           57,308
                                                       2004      1.000          1.113               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.329          1.459           40,593
                                                       2006      1.233          1.329           56,333
                                                       2005      1.086          1.233           40,949
                                                       2004      1.000          1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.240          1.273           53,166
                                                       2006      1.102          1.240           69,798
                                                       2005      1.065          1.102           41,477
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.351          1.334               --
                                                       2005      1.170          1.351               --
                                                       2004      1.000          1.170               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.084          2.179               --
                                                       2006      1.609          2.084               --
                                                       2005      1.287          1.609               --
                                                       2004      1.000          1.287               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      1.349          1.749               --
                                                       2005      1.288          1.349            8,790
                                                       2004      1.000          1.288               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.188          1.243               --
                                                       2006      1.043          1.188               --
                                                       2005      1.023          1.043               --
                                                       2004      1.000          1.023               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.147          0.997               --
                                                       2006      1.131          1.147               --
                                                       2005      1.094          1.131               --
                                                       2004      1.000          1.094               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.203          1.305               --
                                                       2005      1.117          1.203               --
                                                       2004      1.000          1.117               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.205          1.340               --
                                                       2005      1.120          1.205               --
                                                       2004      1.000          1.120               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.375          1.576               --
                                                       2006      1.262          1.375               --
                                                       2005      1.107          1.262               --
                                                       2004      1.000          1.107               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (5/01)...........................  2007      1.365          1.423               --
                                                       2006      1.227          1.365               --
                                                       2005      1.040          1.227               --
                                                       2004      1.000          1.040               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.555          1.753              932
                                                       2006      1.416          1.555           10,241
                                                       2005      1.227          1.416           10,559
                                                       2004      1.000          1.227               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.189          1.376               --
                                                       2005      1.100          1.189           10,294
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.967          2.476           21,604
                                                       2006      1.572          1.967           21,607
                                                       2005      1.262          1.572           21,611
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.478          1.667           26,436
                                                       2006      1.245          1.478           36,849
                                                       2005      1.156          1.245           37,211
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.191          1.418               --
                                                       2005      1.120          1.191               --
                                                       2004      1.000          1.120               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.066          1.087               --
                                                       2005      1.076          1.066               --
                                                       2004      1.000          1.076               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.124          1.159               --
                                                       2005      1.069          1.124               --
                                                       2004      1.000          1.069               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.185          1.410               --
                                                       2006      1.141          1.185               --
                                                       2005      1.039          1.141               --
                                                       2004      1.000          1.039               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.210          1.438               --
                                                       2006      1.148          1.210               --
                                                       2005      1.053          1.148               --
                                                       2004      1.000          1.053               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.293          1.382               --
                                                       2006      1.122          1.293               --
                                                       2005      1.087          1.122               --
                                                       2004      1.000          1.087               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.145          1.277               --
                                                       2005      1.126          1.145               --
                                                       2004      1.000          1.126               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.279          1.227           36,306

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.243          1.280               --

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.227          1.258               --
                                                       2006      1.090          1.227               --
                                                       2005      1.070          1.090               --
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.284          1.224               --

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.299          1.319               --
                                                       2006      1.124          1.299               --
                                                       2005      1.080          1.124               --
                                                       2004      1.000          1.080               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.075          1.071               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.318          1.417           16,972
                                                       2006      1.196          1.318               --
                                                       2005      1.166          1.196               --
                                                       2004      1.000          1.166               --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.155          1.252               --
                                                       2006      1.097          1.155               --
                                                       2005      1.076          1.097               --
                                                       2004      1.000          1.076               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.016          1.006           15,370
                                                       2006      0.998          1.016           15,377
                                                       2005      0.998          0.998           15,385
                                                       2004      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.241          1.299               --
                                                       2006      1.075          1.241               --
                                                       2005      1.057          1.075               --
                                                       2004      1.000          1.057               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (5/02).............................................  2007      1.038          1.079               --
                                                       2006      1.019          1.038               --
                                                       2005      0.991          1.019               --
                                                       2004      1.000          0.991               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/02).............................................  2007      1.229          1.270               --
                                                       2006      1.133          1.229               --
                                                       2005      1.055          1.133               --
                                                       2004      1.000          1.055               --

  LMPVPII Growth and Income Subaccount (Class I)
  (5/02).............................................  2007      1.186          1.236               --
                                                       2006      1.079          1.186               --
                                                       2005      1.066          1.079               --
                                                       2004      1.000          1.066               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.272          1.319               --
                                                       2006      1.110          1.272           18,078
                                                       2005      1.100          1.110           10,841
                                                       2004      1.000          1.100               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.347          1.481               --
                                                       2006      1.228          1.347           27,623
                                                       2005      1.161          1.228           27,966
                                                       2004      1.000          1.161               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.088          1.120               --
                                                       2005      1.072          1.088               --
                                                       2004      1.000          1.072               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.270          1.316               --
                                                       2006      1.340          1.270               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.160          1.165               --
                                                       2006      1.106          1.160               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.375          1.438               --
                                                       2006      1.304          1.375               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.426          1.430               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.340          1.296               --
                                                       2006      1.263          1.340               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.541          1.493               --
                                                       2006      1.405          1.541               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.361          1.735               --
                                                       2006      1.334          1.361               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.267          1.117               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.178          1.224               --
                                                       2006      1.120          1.178               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.134          1.184               --
                                                       2006      1.087          1.134               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.090               --
                                                       2006      1.001          1.073               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049           22,291
                                                       2006      1.002          1.067               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.171          1.281               --
                                                       2006      1.191          1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.283          1.397               --
                                                       2006      1.299          1.283               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.165          2.715               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.705          1.782               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.390          1.462               --
                                                       2006      1.264          1.390               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           21,224
                                                       2006      1.003          1.214           21,224

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.071          1.129           20,164

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.283          1.317           17,817
                                                       2006      1.199          1.283           17,817

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.163          1.281               --
                                                       2006      1.110          1.163               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.162          1.211               --
                                                       2006      1.127          1.162               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970           23,063
                                                       2006      1.003          1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.109          1.305               --
                                                       2006      1.142          1.109               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.048          1.088               --
                                                       2006      1.013          1.048               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.024          1.052               --
                                                       2006      1.006          1.024               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.199          1.130               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.156          1.174               --
                                                       2006      1.145          1.156               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.205          1.225               --
                                                       2006      1.180          1.205               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071           61,646
                                                       2006      1.001          1.038           61,676

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070           21,493
                                                       2006      1.002          1.050           21,530

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070               --
                                                       2006      1.002          1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.208          1.230               --
                                                       2006      1.136          1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.149          1.191               --
                                                       2006      1.087          1.149               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.084          1.107               --
                                                       2006      1.052          1.084               --

Money Market Portfolio
  Money Market Subaccount (2/98).....................  2006      1.000          1.006               --
                                                       2005      0.994          1.000               --
                                                       2004      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.099          1.158               --
                                                       2005      1.063          1.099               --
                                                       2004      1.000          1.063               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.048          1.067               --
                                                       2006      1.065          1.048           31,505
                                                       2005      1.068          1.065           23,901
                                                       2004      1.000          1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.061          1.128           20,443
                                                       2006      1.046          1.061           31,802
                                                       2005      1.045          1.046           24,113
                                                       2004      1.000          1.045               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.214          1.309               --
                                                       2006      1.118          1.214               --
                                                       2005      1.067          1.118               --
                                                       2004      1.000          1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.587          1.714               --
                                                       2006      1.271          1.587               --
                                                       2005      1.159          1.271               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.431          1.525               --
                                                       2006      1.248          1.431           16,396
                                                       2005      1.193          1.248           16,399
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.121          1.191               --
                                                       2005      1.055          1.121               --
                                                       2004      1.000          1.055               --

  Travelers Convertible Securities Subaccount
  (5/00).............................................  2006      1.023          1.087               --
                                                       2005      1.043          1.023               --
                                                       2004      1.000          1.043               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.230          1.340               --
                                                       2005      1.119          1.230               --
                                                       2004      1.000          1.119               --

  Travelers Equity Income Subaccount (4/00)..........  2006      1.126          1.180               --
                                                       2005      1.102          1.126               --
                                                       2004      1.000          1.102               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (5/00)...  2006      1.081          1.106               --
                                                       2005      1.079          1.081               --
                                                       2004      1.000          1.079               --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.111          1.148               --
                                                       2005      1.080          1.111               --
                                                       2004      1.000          1.080               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.114          1.145               --
                                                       2005      1.049          1.114               --
                                                       2004      1.000          1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.000          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.026          1.028               --
                                                       2005      1.020          1.026           60,113

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.076               --
                                                       2005      1.002          1.042           20,075

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      1.000          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.033          1.051               --
                                                       2005      1.000          1.033               --

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      1.231          1.304               --
                                                       2005      1.124          1.231               --
                                                       2004      1.000          1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.081          1.142               --
                                                       2005      1.074          1.081               --
                                                       2004      1.000          1.074               --

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.103          1.136               --
                                                       2005      1.096          1.103               --
                                                       2004      1.000          1.096               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.172          1.264               --
                                                       2005      1.127          1.172               --
                                                       2004      1.000          1.127               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.226          1.405               --
                                                       2005      1.145          1.226               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.133          1.199               --
                                                       2005      1.093          1.133           10,627
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.058          1.110               --
                                                       2005      1.019          1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.119          1.127               --
                                                       2005      1.104          1.119               --
                                                       2004      1.000          1.104               --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.025          1.013               --
                                                       2005      1.032          1.025               --
                                                       2004      1.000          1.032               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.095          1.140               --
                                                       2005      1.098          1.095               --
                                                       2004      1.000          1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.131          1.299               --
                                                       2005      1.000          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.263               --
                                                       2005      0.986          1.103               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.094          1.052               --
                                                       2005      1.073          1.094               --
                                                       2004      1.000          1.073               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.306          1.246               --
                                                       2006      1.151          1.306               --
                                                       2005      1.131          1.151               --
                                                       2004      1.000          1.131               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2007      1.142          1.255               --
                                                       2006      1.094          1.142               --
                                                       2005      1.038          1.094               --
                                                       2004      1.000          1.038               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM VI Premier Equity Fund merged into AIM Variable Insurance Funds-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

               FOR METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.081          1.159                 --
                                                       2006      1.000          1.081          1,322,287

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.816          0.857                 --
                                                       2005      0.783          0.816          1,550,953
                                                       2004      0.751          0.783          1,746,250
                                                       2003      0.609          0.751          2,078,822
                                                       2002      0.885          0.609          1,958,680
                                                       2001      1.000          0.885            772,623

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                 --
                                                       2005      0.668          0.756         13,620,446
                                                       2004      0.625          0.668         16,701,254
                                                       2003      0.514          0.625         20,289,834
                                                       2002      0.753          0.514         22,920,668
                                                       2001      0.925          0.753         30,657,551
                                                       2000      1.127          0.925         26,711,914

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.478          1.674          9,442,927
                                                       2006      1.245          1.478         10,059,936
                                                       2005      1.106          1.245         10,391,145
                                                       2004      0.989          1.106         10,671,866
                                                       2003      0.741          0.989          9,954,233
                                                       2002      0.880          0.741         10,006,380
                                                       2001      1.041          0.880         10,783,872
                                                       2000      1.301          1.041          9,193,213
                                                       1999      1.000          1.301            496,228

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.366          1.514         27,026,066
                                                       2006      1.257          1.366         29,940,315
                                                       2005      1.097          1.257         30,770,173
                                                       2004      0.989          1.097         31,399,627
                                                       2003      0.733          0.989         30,519,238
                                                       2002      0.984          0.733         29,254,703
                                                       2001      1.220          0.984         24,168,621
                                                       2000      1.184          1.220         17,763,993
                                                       1999      1.000          1.184            790,492

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.507          1.560         17,730,876
                                                       2006      1.326          1.507         19,404,004
                                                       2005      1.271          1.326         21,463,117
                                                       2004      1.167          1.271         22,247,206
                                                       2003      0.894          1.167         20,672,145
                                                       2002      1.110          0.894         19,762,828
                                                       2001      1.098          1.110         17,618,589
                                                       2000      1.031          1.098         10,615,411
                                                       1999      1.000          1.031          1,022,054

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.676          0.670                 --
                                                       2005      0.580          0.676          7,869,627
                                                       2004      0.492          0.580          8,682,856
                                                       2003      0.400          0.492          9,196,896
                                                       2002      0.541          0.400         10,337,045
                                                       2001      0.742          0.541         14,174,851
                                                       2000      1.000          0.742          9,685,366

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      1.664          1.744                 --
                                                       2006      1.273          1.664            488,369
                                                       2005      1.009          1.273            527,746
                                                       2004      0.819          1.009            635,421
                                                       2003      0.581          0.819            555,146
                                                       2002      0.667          0.581            447,939
                                                       2001      0.748          0.667            952,771
                                                       2000      1.000          0.748            221,321

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.347          3.069                 --
                                                       2005      2.221          2.347          1,426,888
                                                       2004      1.714          2.221          1,614,681
                                                       2003      1.297          1.714          1,701,015
                                                       2002      1.258          1.297          1,710,144
                                                       2001      1.173          1.258            481,199
                                                       2000      1.000          1.173             48,709

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.050          1.109            588,498
                                                       2006      0.914          1.050            785,922
                                                       2005      0.888          0.914            956,723
                                                       2004      0.857          0.888          1,171,173
                                                       2003      0.717          0.857          1,459,140
                                                       2002      0.873          0.717          1,209,492
                                                       2001      0.977          0.873            644,927
                                                       2000      1.000          0.977            277,656

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.160          1.017          1,900,807
                                                       2006      1.133          1.160          2,206,755
                                                       2005      1.086          1.133          2,634,327
                                                       2004      0.989          1.086          3,007,955
                                                       2003      0.762          0.989          3,892,680
                                                       2002      0.955          0.762          3,571,507
                                                       2001      1.032          0.955          3,011,491
                                                       2000      1.000          1.032          1,460,554

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                 --
                                                       2005      1.210          1.315             67,656
                                                       2004      1.074          1.210             26,986
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.312          1.463                 --
                                                       2005      1.208          1.312            192,466
                                                       2004      1.068          1.208            131,916
                                                       2003      1.000          1.068             16,802

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.288          1.490          2,668,434
                                                       2006      1.172          1.288          3,627,546
                                                       2005      1.019          1.172          4,357,217
                                                       2004      0.897          1.019          3,489,469
                                                       2003      0.710          0.897          4,090,792
                                                       2002      0.796          0.710          4,138,442
                                                       2001      0.922          0.796          3,578,211
                                                       2000      1.000          0.922          1,364,359

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.263          1.330             87,083
                                                       2006      1.126          1.263            158,860
                                                       2005      0.946          1.126            158,278
                                                       2004      0.947          0.946             71,506
                                                       2003      0.769          0.947             69,403
                                                       2002      0.843          0.769             49,412
                                                       2001      1.000          0.843             11,149

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.972          2.243          2,956,511
                                                       2006      1.779          1.972          3,711,973
                                                       2005      1.529          1.779          3,337,201
                                                       2004      1.244          1.529          2,878,436
                                                       2003      0.912          1.244          1,954,640
                                                       2002      1.028          0.912            844,778
                                                       2001      1.000          1.028            145,421

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                 --
                                                       2005      1.158          1.262          1,699,785
                                                       2004      1.043          1.158          1,557,424
                                                       2003      0.845          1.043          1,274,575
                                                       2002      1.000          0.845            633,273

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.826          3.589            983,544
                                                       2006      2.238          2.826            958,426
                                                       2005      1.781          2.238            708,466
                                                       2004      1.448          1.781            259,549
                                                       2003      1.000          1.448            157,913

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.408          1.603          6,272,498
                                                       2006      1.176          1.408          6,709,019
                                                       2005      1.082          1.176          6,083,715
                                                       2004      0.926          1.082          5,996,738
                                                       2003      0.710          0.926          5,855,211
                                                       2002      0.884          0.710          5,959,767
                                                       2001      1.068          0.884          6,615,238
                                                       2000      1.109          1.068          5,495,504
                                                       1999      1.000          1.109            445,419

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.267          1.522                 --
                                                       2005      1.180          1.267          1,340,280
                                                       2004      1.032          1.180            886,673
                                                       2003      0.792          1.032            675,020
                                                       2002      1.000          0.792            180,014

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.069          1.094                 --
                                                       2005      1.070          1.069            123,653
                                                       2004      0.998          1.070                 --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.066          1.102                 --
                                                       2005      1.004          1.066          2,733,942
                                                       2004      0.941          1.004          3,466,803
                                                       2003      0.839          0.941          4,671,651
                                                       2002      0.911          0.839          5,125,827
                                                       2001      0.972          0.911          5,320,731
                                                       2000      1.000          0.972          2,631,110

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.053          1.264            795,870
                                                       2006      1.004          1.053            844,398
                                                       2005      0.907          1.004          1,020,240
                                                       2004      0.805          0.907          1,260,902
                                                       2003      0.647          0.805          1,458,984
                                                       2002      0.931          0.647          1,671,734
                                                       2001      1.135          0.931          1,835,830
                                                       2000      1.000          1.135          1,720,549

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      0.405          0.486          1,369,986
                                                       2006      0.381          0.405          1,626,571
                                                       2005      0.346          0.381          1,960,433
                                                       2004      0.349          0.346          2,448,720
                                                       2003      0.242          0.349          3,147,082
                                                       2002      0.415          0.242          3,998,130
                                                       2001      0.672          0.415          4,187,835
                                                       2000      1.000          0.672          4,483,704

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.679          0.732          2,669,054
                                                       2006      0.584          0.679          3,036,947
                                                       2005      0.561          0.584          3,479,400
                                                       2004      0.544          0.561          4,422,385
                                                       2003      0.446          0.544          5,176,878
                                                       2002      0.609          0.446          6,179,894
                                                       2001      0.798          0.609          6,907,600
                                                       2000      1.000          0.798          6,625,173

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                 --
                                                       2005      1.513          1.552            893,526
                                                       2004      1.336          1.513            698,253
                                                       2003      1.000          1.336            134,336

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.527          1.475         13,184,742

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.249          1.295          7,113,752

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.005          1.040         13,956,126
                                                       2006      0.885          1.005         15,620,766
                                                       2005      0.861          0.885         16,905,236
                                                       2004      0.792          0.861         18,836,125
                                                       2003      0.629          0.792         19,589,108
                                                       2002      0.822          0.629         17,735,675
                                                       2001      0.951          0.822         14,784,877
                                                       2000      1.063          0.951          9,919,249

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.632          1.565         13,277,286

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.438          1.473          7,320,259
                                                       2006      1.233          1.438          4,097,564
                                                       2005      1.174          1.233          5,504,348
                                                       2004      1.078          1.174          6,005,375
                                                       2003      0.826          1.078          7,816,635
                                                       2002      1.089          0.826          7,795,316
                                                       2001      1.152          1.089          6,793,914
                                                       2000      1.014          1.152          2,942,606

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.022          1.024         12,456,754

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.577          1.711          1,745,114
                                                       2006      1.419          1.577          1,754,006
                                                       2005      1.371          1.419          1,951,209
                                                       2004      1.208          1.371          2,193,044
                                                       2003      0.823          1.208          2,776,264
                                                       2002      1.278          0.823          2,106,333
                                                       2001      1.397          1.278          2,044,688
                                                       2000      1.000          1.397          1,826,310

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.184          1.295                 --
                                                       2006      1.115          1.184                 --
                                                       2005      1.083          1.115                 --
                                                       2004      1.000          1.083                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033            608,737
                                                       2006      1.006          1.033            597,801
                                                       2005      0.997          1.006            443,529
                                                       2004      0.999          0.997            350,365
                                                       2003      1.000          0.999              3,637

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.564          1.642                 --
                                                       2006      1.343          1.564          6,401,773
                                                       2005      1.309          1.343          7,424,062
                                                       2004      1.225          1.309          8,139,285
                                                       2003      0.894          1.225          9,114,126
                                                       2002      1.209          0.894          9,606,077
                                                       2001      1.204          1.209          7,452,708
                                                       2000      1.032          1.204          2,476,774

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.205          1.257                 --
                                                       2006      1.173          1.205            343,871
                                                       2005      1.130          1.173            451,750
                                                       2004      1.140          1.130            462,036
                                                       2003      0.800          1.140            490,140
                                                       2002      1.000          0.800             40,847

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.337          1.385                 --
                                                       2006      1.220          1.337            360,300
                                                       2005      1.126          1.220            532,144
                                                       2004      1.047          1.126            408,372
                                                       2003      0.758          1.047            320,263
                                                       2002      1.000          0.758             74,555

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.243          1.300                 --
                                                       2006      1.122          1.243            255,299
                                                       2005      1.098          1.122            267,908
                                                       2004      1.027          1.098            267,341
                                                       2003      0.800          1.027            397,457
                                                       2002      1.000          0.800             26,471

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                 --
                                                       2006      1.408          1.628          1,152,385
                                                       2005      1.382          1.408          1,064,845
                                                       2004      1.244          1.382            674,660
                                                       2003      1.000          1.244            305,344

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                 --
                                                       2006      1.644          1.820          1,301,598
                                                       2005      1.541          1.644          1,611,204
                                                       2004      1.260          1.541          1,323,373
                                                       2003      1.000          1.260            557,395

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.104          1.140                 --
                                                       2005      1.078          1.104             84,928
                                                       2004      1.009          1.078             16,658

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.465          1.532            921,920
                                                       2006      1.537          1.465            926,129

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2007      1.384          1.402            819,870
                                                       2006      1.311          1.384          1,051,085

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.014          1.064                 --
                                                       2006      0.956          1.014          2,494,173

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.055          1.064          2,112,013

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.328            338,218
                                                       2006      1.274          1.360             81,035

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.168          1.142          2,817,743
                                                       2006      1.058          1.168          2,837,194

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.688          0.884          5,642,981
                                                       2006      0.670          0.688          6,008,022

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.289          1.144             88,671

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.206          1.265            120,795
                                                       2006      1.140          1.206            116,971

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.332          1.404          1,237,619
                                                       2006      1.270          1.332          1,570,206

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.079          1.106          1,562,327
                                                       2006      1.001          1.079          2,065,870

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065          2,059,005
                                                       2006      1.015          1.073            145,137

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083            367,502
                                                       2006      0.992          0.982            334,912

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.302          1.430            167,357
                                                       2006      1.310          1.302             17,177

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.733          2.187            481,231

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596          2,435,021

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496          1,423,007
                                                       2006      1.274          1.410          1,270,916

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026          2,201,414
                                                       2006      1.003          1.222          3,748,896

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223          1,091,753

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650            119,887
                                                       2006      1.480          1.593             50,500

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.180          1.304                 --
                                                       2006      1.120          1.180             80,429

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.471          1.547          1,799,547
                                                       2006      1.419          1.471          1,811,159

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985          6,004,180
                                                       2006      1.003          1.030          2,145,581

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.595          0.707          6,205,422
                                                       2006      0.609          0.595          7,417,952

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.284          1.346          2,526,369
                                                       2006      1.235          1.284          2,967,617

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.201          1.245         21,620,543
                                                       2006      1.174          1.201         11,977,963

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      0.786          0.745          3,467,703

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.853          0.875         10,662,488
                                                       2006      0.841          0.853         12,430,624

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.380          1.417          8,075,013
                                                       2006      1.344          1.380          9,129,051

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081            400,688
                                                       2006      1.002          1.062            406,646

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087            407,688
                                                       2006      1.001          1.044             10,382

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086            897,916
                                                       2006      1.002          1.051            150,233

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086            761,517
                                                       2006      1.002          1.056            499,638

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086          1,379,680
                                                       2006      1.002          1.061            342,858

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.506          1.547         17,549,549
                                                       2006      1.407          1.506         20,141,839

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.052          1.103          2,823,848
                                                       2006      0.996          1.052          2,440,606

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152          7,225,458
                                                       2006      0.998          1.070          8,415,627

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.163          1.209                 --
                                                       2006      1.094          1.163            119,434

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)........................  2007      1.082          1.115             59,200
                                                       2006      1.044          1.082              8,712

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.162          1.174                 --
                                                       2005      1.146          1.162          7,710,607
                                                       2004      1.150          1.146          6,452,252
                                                       2003      1.157          1.150          8,807,998
                                                       2002      1.158          1.157         10,222,059
                                                       2001      1.131          1.158          9,720,708
                                                       2000      1.080          1.131          2,307,960

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.120          1.184                 --
                                                       2005      1.074          1.120             74,794
                                                       2004      1.038          1.074                 --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                 --
                                                       2006      1.133          1.125          1,706,678
                                                       2005      1.125          1.133          1,601,094
                                                       2004      1.048          1.125          1,424,929
                                                       2003      1.000          1.048            487,410

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         11,370,678
                                                       2006      1.226          1.255         12,823,268
                                                       2005      1.213          1.226         13,636,234
                                                       2004      1.173          1.213         14,874,186
                                                       2003      1.132          1.173         17,564,278
                                                       2002      1.053          1.132         17,039,505
                                                       2001      1.000          1.053          3,528,611

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.895          0.974            166,723
                                                       2006      0.817          0.895            171,492
                                                       2005      0.773          0.817            180,170
                                                       2004      0.728          0.773            189,012
                                                       2003      0.560          0.728            219,075
                                                       2002      0.806          0.560            193,101
                                                       2001      1.000          0.806             82,991

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.408          1.526                 --
                                                       2006      1.118          1.408          2,433,151
                                                       2005      1.011          1.118          2,357,610
                                                       2004      0.882          1.011          2,418,477
                                                       2003      0.696          0.882          3,509,039
                                                       2002      0.857          0.696          3,188,678
                                                       2001      1.000          0.857            239,877

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                 --
                                                       2006      1.701          1.967          2,792,090
                                                       2005      1.611          1.701          3,265,401
                                                       2004      1.295          1.611          3,517,982
                                                       2003      0.877          1.295          3,647,627
                                                       2002      1.088          0.877          3,088,400
                                                       2001      1.000          1.088          1,040,422

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.931          0.992                 --
                                                       2005      0.869          0.931            804,530
                                                       2004      0.827          0.869            806,240
                                                       2003      0.649          0.827            872,264
                                                       2002      0.864          0.649            711,965
                                                       2001      1.000          0.864            630,256

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.190          1.270                 --
                                                       2005      1.203          1.190          1,891,693
                                                       2004      1.148          1.203          2,541,991
                                                       2003      0.922          1.148          3,117,515
                                                       2002      1.005          0.922          2,874,307
                                                       2001      1.028          1.005          3,106,317
                                                       2000      1.000          1.028          1,037,545

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.406          1.537                 --
                                                       2005      1.268          1.406          1,122,616
                                                       2004      1.104          1.268          1,155,790
                                                       2003      0.837          1.104          1,310,615
                                                       2002      0.991          0.837          1,446,554
                                                       2001      1.047          0.991          1,422,625
                                                       2000      1.000          1.047            570,805

  Travelers Equity Income Subaccount (11/99).........  2006      1.278          1.344                 --
                                                       2005      1.240          1.278          9,917,573
                                                       2004      1.145          1.240         11,001,456
                                                       2003      0.885          1.145         11,397,574
                                                       2002      1.043          0.885         10,600,886
                                                       2001      1.133          1.043         10,046,727
                                                       2000      1.052          1.133          4,977,279

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.278          1.311                 --
                                                       2005      1.263          1.278          1,189,759
                                                       2004      1.161          1.263          1,498,182
                                                       2003      0.962          1.161          1,585,600
                                                       2002      0.940          0.962          1,710,702
                                                       2001      0.935          0.940            913,761
                                                       2000      1.000          0.935            127,420

  Travelers Federated Stock Subaccount (5/00)........  2006      1.189          1.232                 --
                                                       2005      1.145          1.189            510,628
                                                       2004      1.050          1.145            622,486
                                                       2003      0.834          1.050            954,385
                                                       2002      1.049          0.834            703,223
                                                       2001      1.046          1.049            732,741
                                                       2000      1.000          1.046            128,343

  Travelers Large Cap Subaccount (11/99).............  2006      0.815          0.841                 --
                                                       2005      0.761          0.815          4,989,786
                                                       2004      0.724          0.761          6,116,510
                                                       2003      0.589          0.724          6,858,228
                                                       2002      0.774          0.589          6,842,860
                                                       2001      0.949          0.774          7,970,781
                                                       2000      1.126          0.949          6,001,335

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.148                 --
                                                       2005      1.007          1.078                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.032          1.037                 --
                                                       2005      1.000          1.032             33,294

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.047          1.085                 --
                                                       2005      1.000          1.047            346,342

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.066          1.113                 --
                                                       2005      0.999          1.066            185,975

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.039          1.060                 --
                                                       2005      1.008          1.039                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.900          0.956                 --
                                                       2005      0.815          0.900          2,796,240
                                                       2004      0.713          0.815          3,089,053
                                                       2003      0.597          0.713          3,688,680
                                                       2002      0.808          0.597          4,148,896
                                                       2001      1.057          0.808          4,279,316
                                                       2000      1.135          1.057          3,766,401

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.575          0.609                 --
                                                       2005      0.566          0.575          9,346,433
                                                       2004      0.503          0.566          2,634,584
                                                       2003      0.372          0.503          3,413,182
                                                       2002      0.737          0.372          3,504,601
                                                       2001      0.980          0.737          3,647,107
                                                       2000      1.000          0.980          2,539,453

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.362          1.407                 --
                                                       2005      1.342          1.362         21,085,686
                                                       2004      1.221          1.342         23,762,190
                                                       2003      1.062          1.221         24,417,025
                                                       2002      1.137          1.062         22,713,962
                                                       2001      1.153          1.137         16,974,046
                                                       2000      1.003          1.153          5,181,152

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.178          1.274                 --
                                                       2005      1.122          1.178            665,186
                                                       2004      0.994          1.122            365,637

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.921          1.058                 --
                                                       2005      0.853          0.921          2,661,031
                                                       2004      0.747          0.853          2,599,833
                                                       2003      0.589          0.747          1,473,404
                                                       2002      0.686          0.589          1,220,371
                                                       2001      0.943          0.686            885,468
                                                       2000      1.000          0.943            356,321

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                 --
                                                       2005      1.334          1.394            112,741
                                                       2004      1.217          1.334             78,072
                                                       2003      1.000          1.217             62,749

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.063          1.120                 --
                                                       2005      1.000          1.063             39,090

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.404          1.419                 --
                                                       2005      1.373          1.404          1,440,006
                                                       2004      1.255          1.373            930,528
                                                       2003      1.065          1.255            878,773
                                                       2002      1.020          1.065            990,950
                                                       2001      0.992          1.020          1,000,776
                                                       2000      1.000          0.992            165,623

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.245          1.235                 --
                                                       2005      1.243          1.245          3,325,831
                                                       2004      1.220          1.243          4,265,659
                                                       2003      1.156          1.220          5,440,623
                                                       2002      1.108          1.156          6,049,382
                                                       2001      1.049          1.108          4,591,755
                                                       2000      1.000          1.049          4,047,115

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.741          0.774                 --
                                                       2005      0.737          0.741         10,759,065
                                                       2004      0.678          0.737         13,177,851
                                                       2003      0.519          0.678         14,897,916
                                                       2002      0.792          0.519         16,106,829
                                                       2001      0.927          0.792         19,754,119
                                                       2000      1.149          0.927         15,438,160

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.137          1.310                 --
                                                       2005      1.032          1.137                314

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.274                 --
                                                       2005      1.000          1.110             12,521

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.083          1.044                 --
                                                       2005      1.052          1.083             10,164
                                                       2004      0.990          1.052                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.273          1.226          1,393,934
                                                       2006      1.113          1.273          1,586,047
                                                       2005      1.084          1.113          1,867,184
                                                       2004      0.936          1.084          1,918,478
                                                       2003      0.726          0.936          2,253,123
                                                       2002      0.914          0.726          1,228,918
                                                       2001      1.000          0.914            644,900

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      0.896          0.994            156,144
                                                       2006      0.851          0.896            177,010
                                                       2005      0.800          0.851            266,842
                                                       2004      0.782          0.800            272,959
                                                       2003      0.631          0.782            282,743
                                                       2002      0.908          0.631            121,490
                                                       2001      1.000          0.908             11,890




           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 2.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.148               --
                                                       2006      1.000          1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.084          1.136               --
                                                       2005      1.050          1.084               --
                                                       2004      1.000          1.050               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.188          1.154               --
                                                       2005      1.059          1.188               --
                                                       2004      1.000          1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.640           68,097
                                                       2006      1.241          1.461           68,097
                                                       2005      1.113          1.241           68,097
                                                       2004      1.000          1.113               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.329          1.459           39,573
                                                       2006      1.233          1.329           49,475
                                                       2005      1.086          1.233           10,301
                                                       2004      1.000          1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.240          1.273           44,100
                                                       2006      1.102          1.240           55,209
                                                       2005      1.065          1.102           11,556
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.351          1.334               --
                                                       2005      1.170          1.351               --
                                                       2004      1.000          1.170               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.084          2.179               --
                                                       2006      1.609          2.084               --
                                                       2005      1.287          1.609               --
                                                       2004      1.000          1.287               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.349          1.749               --
                                                       2005      1.288          1.349           36,512
                                                       2004      1.000          1.288               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.188          1.243               --
                                                       2006      1.043          1.188               --
                                                       2005      1.023          1.043               --
                                                       2004      1.000          1.023               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.147          0.997               --
                                                       2006      1.131          1.147               --
                                                       2005      1.094          1.131               --
                                                       2004      1.000          1.094               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.203          1.305               --
                                                       2005      1.117          1.203               --
                                                       2004      1.000          1.117               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.205          1.340               --
                                                       2005      1.120          1.205               --
                                                       2004      1.000          1.120               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.375          1.576               --
                                                       2006      1.262          1.375               --
                                                       2005      1.107          1.262               --
                                                       2004      1.000          1.107               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.365          1.423               --
                                                       2006      1.227          1.365               --
                                                       2005      1.040          1.227               --
                                                       2004      1.000          1.040               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.555          1.753               --
                                                       2006      1.416          1.555               --
                                                       2005      1.227          1.416               --
                                                       2004      1.000          1.227               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.189          1.376               --
                                                       2005      1.100          1.189               --
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.967          2.476           35,523
                                                       2006      1.572          1.967           38,716
                                                       2005      1.262          1.572           38,853
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.478          1.667           52,733
                                                       2006      1.245          1.478           52,733
                                                       2005      1.156          1.245           52,733
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.191          1.418               --
                                                       2005      1.120          1.191               --
                                                       2004      1.000          1.120               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.066          1.087               --
                                                       2005      1.076          1.066               --
                                                       2004      1.009          1.076               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.124          1.159               --
                                                       2005      1.069          1.124               --
                                                       2004      1.000          1.069               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.185          1.410               --
                                                       2006      1.141          1.185               --
                                                       2005      1.039          1.141               --
                                                       2004      1.000          1.039               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.210          1.438               --
                                                       2006      1.148          1.210               --
                                                       2005      1.053          1.148               --
                                                       2004      1.000          1.053               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.293          1.382               --
                                                       2006      1.122          1.293               --
                                                       2005      1.087          1.122               --
                                                       2004      1.000          1.087               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.145          1.277               --
                                                       2005      1.126          1.145            6,109
                                                       2004      1.000          1.126               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.279          1.227           24,410

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.243          1.280               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.227          1.258               --
                                                       2006      1.090          1.227               --
                                                       2005      1.070          1.090               --
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.284          1.224               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.299          1.319               --
                                                       2006      1.124          1.299               --
                                                       2005      1.080          1.124               --
                                                       2004      1.000          1.080               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.075          1.071               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.318          1.417           13,294
                                                       2006      1.196          1.318               --
                                                       2005      1.166          1.196               --
                                                       2004      1.000          1.166               --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.155          1.252               --
                                                       2006      1.097          1.155               --
                                                       2005      1.076          1.097               --
                                                       2004      1.000          1.076               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.016          1.006               --
                                                       2006      0.998          1.016               --
                                                       2005      0.998          0.998               --
                                                       2004      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.241          1.299               --
                                                       2006      1.075          1.241               --
                                                       2005      1.057          1.075               --
                                                       2004      1.000          1.057               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.038          1.079               --
                                                       2006      1.019          1.038               --
                                                       2005      0.991          1.019               --
                                                       2004      1.000          0.991               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.229          1.270               --
                                                       2006      1.133          1.229               --
                                                       2005      1.055          1.133               --
                                                       2004      1.000          1.055               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.186          1.236               --
                                                       2006      1.079          1.186               --
                                                       2005      1.066          1.079               --
                                                       2004      1.000          1.066               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.272          1.319               --
                                                       2006      1.110          1.272               --
                                                       2005      1.100          1.110               --
                                                       2004      1.000          1.100               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.347          1.481               --
                                                       2006      1.228          1.347           44,386
                                                       2005      1.161          1.228           44,386
                                                       2004      1.000          1.161               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.088          1.120               --
                                                       2005      1.072          1.088               --
                                                       2004      1.008          1.072               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.270          1.316               --
                                                       2006      1.340          1.270               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.160          1.165               --
                                                       2006      1.106          1.160               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.375          1.438               --
                                                       2006      1.304          1.375               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.426          1.430               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.340          1.296               --
                                                       2006      1.263          1.340               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.541          1.493               --
                                                       2006      1.405          1.541               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.361          1.735               --
                                                       2006      1.334          1.361               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.267          1.117               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.178          1.224               --
                                                       2006      1.120          1.178               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.134          1.184               --
                                                       2006      1.087          1.134               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.090               --
                                                       2006      1.001          1.073               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049           56,066
                                                       2006      1.015          1.067               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.171          1.281               --
                                                       2006      1.191          1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.283          1.397               --
                                                       2006      1.299          1.283               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.165          2.715               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.705          1.782               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.390          1.462               --
                                                       2006      1.264          1.390               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           52,985
                                                       2006      1.003          1.214           52,985

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.071          1.129           44,737

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.283          1.317               --
                                                       2006      1.199          1.283               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.163          1.281               --
                                                       2006      1.110          1.163               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.162          1.211               --
                                                       2006      1.127          1.162               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970           32,436
                                                       2006      1.003          1.024            7,768

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.109          1.305               --
                                                       2006      1.142          1.109               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.048          1.088               --
                                                       2006      1.013          1.048               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.024          1.052               --
                                                       2006      1.006          1.024               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.199          1.130               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.156          1.174               --
                                                       2006      1.145          1.156               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.205          1.225               --
                                                       2006      1.180          1.205               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070               --
                                                       2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070               --
                                                       2006      1.002          1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.208          1.230               --
                                                       2006      1.136          1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.149          1.191               --
                                                       2006      1.087          1.149               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.084          1.107               --
                                                       2006      1.052          1.084               --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.000          1.006               --
                                                       2005      0.994          1.000               --
                                                       2004      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.099          1.158               --
                                                       2005      1.063          1.099               --
                                                       2004      1.029          1.063               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.048          1.067               --
                                                       2006      1.065          1.048           54,015
                                                       2005      1.068          1.065           54,415
                                                       2004      1.000          1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.061          1.128            6,765
                                                       2006      1.046          1.061           16,227
                                                       2005      1.045          1.046           16,638
                                                       2004      1.000          1.045               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.214          1.309               --
                                                       2006      1.118          1.214               --
                                                       2005      1.067          1.118               --
                                                       2004      1.000          1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.587          1.714               --
                                                       2006      1.271          1.587               --
                                                       2005      1.159          1.271               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.431          1.525               --
                                                       2006      1.248          1.431           17,538
                                                       2005      1.193          1.248           17,538
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.121          1.191               --
                                                       2005      1.055          1.121               --
                                                       2004      1.000          1.055               --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.023          1.087               --
                                                       2005      1.043          1.023               --
                                                       2004      1.000          1.043               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.230          1.340               --
                                                       2005      1.119          1.230               --
                                                       2004      1.000          1.119               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.126          1.180               --
                                                       2005      1.102          1.126               --
                                                       2004      1.000          1.102               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.081          1.106               --
                                                       2005      1.079          1.081               --
                                                       2004      1.000          1.079               --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.111          1.148               --
                                                       2005      1.080          1.111               --
                                                       2004      1.000          1.080               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.114          1.145               --
                                                       2005      1.049          1.114               --
                                                       2004      1.000          1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.007          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.028               --
                                                       2005      1.000          1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.076               --
                                                       2005      1.000          1.042               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      0.999          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.051               --
                                                       2005      1.007          1.033               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.231          1.304               --
                                                       2005      1.124          1.231               --
                                                       2004      1.000          1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.081          1.142               --
                                                       2005      1.074          1.081               --
                                                       2004      1.000          1.074               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.103          1.136               --
                                                       2005      1.096          1.103               --
                                                       2004      1.000          1.096               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.172          1.264               --
                                                       2005      1.127          1.172               --
                                                       2004      1.002          1.127               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.226          1.405               --
                                                       2005      1.145          1.226               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.133          1.199               --
                                                       2005      1.093          1.133               --
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.110               --
                                                       2005      1.000          1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.119          1.127               --
                                                       2005      1.104          1.119               --
                                                       2004      1.000          1.104               --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.025          1.013               --
                                                       2005      1.032          1.025               --
                                                       2004      1.000          1.032               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.095          1.140               --
                                                       2005      1.098          1.095               --
                                                       2004      1.000          1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.131          1.299               --
                                                       2005      1.031          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.263               --
                                                       2005      1.000          1.103               --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.094          1.052               --
                                                       2005      1.073          1.094               --
                                                       2004      1.014          1.073               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.306          1.246               --
                                                       2006      1.151          1.306               --
                                                       2005      1.131          1.151               --
                                                       2004      1.000          1.131               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      1.142          1.255               --
                                                       2006      1.094          1.142               --
                                                       2005      1.038          1.094               --
                                                       2004      1.000          1.038               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM VI Premier Equity Fund merged into AIM Variable Insurance Funds-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock                   Lazard Mid Cap Portfolio -- Class A
     Portfolio -- Class A
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Appreciation Portfolio -- Initial Shares     Davis Venture Value Portfolio -- Class A
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Developing Leaders Portfolio -- Initial      T. Rowe Price Small Cap Growth
     Shares                                         Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio -- Service        Oppenheimer Global Equity Portfolio -- Class
     Shares                                         B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

(AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-05-09-86.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MLAC-Book-05-09-86

                                  VINTAGE XTRA
                            VINTAGE XTRA (SERIES II)
                            PORTFOLIO ARCHITECT XTRA

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                OCTOBER 13, 2008

                                       FOR

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

This Statement of Additional Information ("SAI") contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contracts") offered by MetLife Insurance Company of Connecticut (the "Company", "we" or "our").

This SAI is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated April 28, 2008. A copy of the Individual Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, P.O. Box 103666, Des Moines, IA 50306-0366 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS


                                                                                 PAGE
                                                                                 ----

THE INSURANCE COMPANY..........................................................     2

PRINCIPAL UNDERWRITER..........................................................     2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT..............................     2

VALUATION OF ASSETS............................................................     4

FEDERAL TAX CONSIDERATIONS.....................................................     5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................................     8

CONDENSED FINANCIAL INFORMATION--Vintage XTRA..................................     9

CONDENSED FINANCIAL INFORMATION--Vintage Xtra (Series II)......................   160

CONDENSED FINANCIAL INFORMATION--Portfolio Architect XTRA......................   322

FINANCIAL STATEMENTS...........................................................     1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. Prior to May 1, 2006, the Company was known as The Travelers Insurance Company. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, all Contracts were issued by MetLife Life and Annuity Company of Connecticut ("MLACC"), a stock life insurance company chartered in 1973 in Connecticut. Prior to May 1, 2006, MLACC was known as The Travelers Life and Annuity Company. On December 7, 2007, MLACC, an indirect wholly-owned subsidiary of MetLife, Inc. and a direct wholly-owned subsidiary of the Company, merged with and into the Company. Upon consummation of the merger, MLACC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including its separate accounts and their assets. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under Contracts initially issued by MLACC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of the Company, and each Owner thereof has become a contract owner of the Company.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Effective October 13, 2008, the Company combined MetLife of CT Fund BD IV for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS

                                    UNDERWRITING COMMISSIONS PAID        AMOUNT OF UNDERWRITING
                                      TO THE DISTRIBUTOR BY THE        COMMISSIONS RETAINED BY THE
              YEAR                           COMPANY(+)                        DISTRIBUTOR
--------------------------------  --------------------------------  --------------------------------
2007............................            $128,229,602                           $0

2006............................            $ 62,664,480                           $0

2005............................            $ 90,942,874                           $0


(+)MLACC merged with and into the Company on December 7, 2007. Underwriting commissions paid before that date were paid by MLACC.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2007 ranged from $86,518 to $5,658,714. The amount of commissions paid to selected broker-dealer firms during 2007 ranged from $91,352 to $10,077,903. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2007 ranged from $433,549 to $10,536,736.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2007 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:
Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

           Effective Yield = ((Base Return + 1) to the power of (365 / 7)) -- 1

Where:

Base Return = (AUV Change -- Contract Charge Adjustment) / Prior AUV.

AUV Change = Current AUV -- Prior AUV.

Contract Charge Adjustment = Average AUV * Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Contract Fee * (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any contribution limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $46,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit is $10,500 in 2008 (which may be indexed for inflation for future years). (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan for 2008 is $46,000. The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") is $15,500 in 2008. The annual limit may be indexed for inflation in future years. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($15,500 in 2008).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                 CONDENSED FINANCIAL INFORMATION -- VINTAGE XTRA

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

               VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 1.60% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.080          1.156                --
                                                       2006      1.000          1.080            21,186

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.808          0.849                --
                                                       2005      0.777          0.808            26,568
                                                       2004      0.747          0.777            26,582
                                                       2003      0.607          0.747            47,692
                                                       2002      0.884          0.607            66,257
                                                       2001      1.000          0.884            38,368

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.154          1.206                --
                                                       2005      1.121          1.154                --
                                                       2004      1.024          1.121                --
                                                       2003      0.787          1.024                --
                                                       2002      1.000          0.787                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.749          0.733                --
                                                       2005      0.663          0.749           587,791
                                                       2004      0.622          0.663           435,517
                                                       2003      0.512          0.622           526,492
                                                       2002      0.752          0.512           553,711
                                                       2001      1.000          0.752           472,388

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.651           155,396
                                                       2006      1.233          1.461           378,365
                                                       2005      1.098          1.233           362,506
                                                       2004      0.983          1.098           259,242
                                                       2003      0.738          0.983           186,566
                                                       2002      0.879          0.738           225,675
                                                       2001      1.000          0.879            39,649

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.351          1.493           655,341
                                                       2006      1.245          1.351           832,088
                                                       2005      1.089          1.245           817,588
                                                       2004      0.984          1.089           822,055
                                                       2003      0.731          0.984           716,651
                                                       2002      0.983          0.731           665,207
                                                       2001      1.000          0.983           507,376

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.489          1.539           413,323
                                                       2006      1.314          1.489           506,326
                                                       2005      1.261          1.314           593,898
                                                       2004      1.161          1.261           692,311
                                                       2003      0.891          1.161           677,603
                                                       2002      1.109          0.891           637,610
                                                       2001      1.000          1.109           176,771

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.670          0.663                --
                                                       2005      0.576          0.670            61,171
                                                       2004      0.490          0.576             5,194
                                                       2003      0.398          0.490             5,201
                                                       2002      0.540          0.398            73,462
                                                       2001      0.635          0.540            63,779

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.325          3.034                --
                                                       2005      2.204          2.325            68,548
                                                       2004      1.704          2.204            68,141
                                                       2003      1.292          1.704            62,491
                                                       2002      1.256          1.292            39,432
                                                       2001      1.147          1.256             6,450

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.424                --
                                                       2005      1.207          1.309                --
                                                       2004      1.074          1.207                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.306          1.456                --
                                                       2005      1.205          1.306            19,564
                                                       2004      1.067          1.205            14,089
                                                       2003      1.000          1.067                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.458          1.686            57,905
                                                       2006      1.328          1.458            25,365
                                                       2005      1.155          1.328            25,383
                                                       2004      1.017          1.155           117,221
                                                       2003      0.805          1.017           114,696
                                                       2002      0.903          0.805            36,293
                                                       2001      1.000          0.903            81,469

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.950          2.213            48,181
                                                       2006      1.763          1.950            38,034
                                                       2005      1.518          1.763            41,237
                                                       2004      1.237          1.518            44,749
                                                       2003      0.909          1.237            53,053
                                                       2002      1.027          0.909            16,792

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.223          1.249           196,279
                                                       2006      1.051          1.223            24,308
                                                       2005      1.028          1.051            25,265

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.924          1.011            90,682
                                                       2006      0.864          0.924            97,574
                                                       2005      0.837          0.864           101,968
                                                       2004      0.763          0.837           106,831
                                                       2003      0.565          0.763           108,362
                                                       2002      0.805          0.565            63,012
                                                       2001      1.000          0.805            11,089

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.253          1.460                --
                                                       2005      1.152          1.253            84,767
                                                       2004      1.039          1.152            61,625
                                                       2003      0.844          1.039            80,317
                                                       2002      1.000          0.844            63,760

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.806          3.556             4,300
                                                       2006      2.226          2.806             6,366
                                                       2005      1.775          2.226                --
                                                       2004      1.446          1.775                --
                                                       2003      1.000          1.446                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.392          1.582           571,459
                                                       2006      1.165          1.392           629,814
                                                       2005      1.074          1.165           643,897
                                                       2004      0.921          1.074           490,264
                                                       2003      0.708          0.921           362,736
                                                       2002      0.883          0.708           363,371
                                                       2001      1.000          0.883           372,306

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.258          1.508                --
                                                       2005      1.174          1.258            22,978
                                                       2004      1.028          1.174                --
                                                       2003      0.791          1.028                --
                                                       2002      0.980          0.791                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.548          0.657                --
                                                       2006      0.492          0.548                --
                                                       2005      0.446          0.492                --
                                                       2004      0.376          0.446             4,188
                                                       2003      0.283          0.376             4,654
                                                       2002      0.401          0.283             5,449
                                                       2001      1.000          0.401            37,119

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.544          1.733                --
                                                       2005      1.508          1.544             3,347
                                                       2004      1.334          1.508            65,979
                                                       2003      1.000          1.334            62,628

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.952          1.013                --
                                                       2006      0.901          0.952                --
                                                       2005      0.861          0.901                --
                                                       2004      0.851          0.861                --
                                                       2003      0.644          0.851                --
                                                       2002      0.893          0.644                --
                                                       2001      1.000          0.893                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.456          1.455           373,650
                                                       2006      1.360          1.456           405,494
                                                       2005      1.238          1.360           451,277
                                                       2004      1.144          1.238           557,887
                                                       2003      0.864          1.144           580,565
                                                       2002      1.304          0.864           639,967
                                                       2001      1.000          1.304           665,934

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.197          1.277            52,880
                                                       2006      1.060          1.197            53,599
                                                       2005      1.032          1.060            54,396
                                                       2004      0.964          1.032            80,910
                                                       2003      0.787          0.964            83,342
                                                       2002      0.969          0.787            81,729
                                                       2001      1.000          0.969            67,228

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.660          1.657            36,352

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.436          1.489           129,910
                                                       2006      1.321          1.436           131,093
                                                       2005      1.287          1.321           133,427
                                                       2004      1.245          1.287           133,489
                                                       2003      1.038          1.245           128,703
                                                       2002      1.000          1.038            11,625

  LMPVET Capital Subaccount (10/02)..................  2007      1.668          1.672            37,712
                                                       2006      1.492          1.668            40,543
                                                       2005      1.440          1.492            40,543
                                                       2004      1.372          1.440            21,787
                                                       2003      1.061          1.372                --
                                                       2002      1.000          1.061                --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.916          0.960             6,000
                                                       2006      0.789          0.916             6,007
                                                       2005      0.804          0.789             6,016
                                                       2004      0.790          0.804             6,025
                                                       2003      0.650          0.790            26,689
                                                       2002      0.893          0.650            27,520
                                                       2001      1.000          0.893            18,613

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      0.994          1.026            49,310
                                                       2006      0.877          0.994            69,147
                                                       2005      0.855          0.877            67,852
                                                       2004      0.788          0.855           135,502
                                                       2003      0.627          0.788           143,048
                                                       2002      0.820          0.627            50,016
                                                       2001      1.000          0.820            18,820

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.549          1.544           469,731
                                                       2006      1.348          1.549           319,625
                                                       2005      1.307          1.348           392,782
                                                       2004      1.227          1.307           520,325
                                                       2003      0.899          1.227           514,487
                                                       2002      1.161          0.899           537,929
                                                       2001      1.000          1.161           394,244

  LMPVET Global Equity Subaccount (10/02)............  2007      1.793          1.851                --
                                                       2006      1.582          1.793            13,368
                                                       2005      1.508          1.582            13,393
                                                       2004      1.390          1.508            13,419
                                                       2003      1.074          1.390            13,448
                                                       2002      1.000          1.074                --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      0.907          0.949            20,489
                                                       2006      0.732          0.907            22,807
                                                       2005      0.666          0.732            22,817
                                                       2004      0.574          0.666            22,828
                                                       2003      0.458          0.574            22,840
                                                       2002      0.626          0.458            22,854
                                                       2001      1.000          0.626            18,316

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.421          1.453           192,644
                                                       2006      1.221          1.421           228,253
                                                       2005      1.165          1.221           227,875
                                                       2004      1.072          1.165           243,422
                                                       2003      0.823          1.072           295,422
                                                       2002      1.087          0.823           166,026
                                                       2001      1.000          1.087           118,438

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.975          1.010           132,422
                                                       2006      0.947          0.975           185,933
                                                       2005      0.915          0.947           290,684
                                                       2004      0.926          0.915           280,446
                                                       2003      0.638          0.926           304,246
                                                       2002      0.861          0.638           314,292
                                                       2001      1.000          0.861           261,322

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.598          1.685            93,475
                                                       2006      1.414          1.598           116,456
                                                       2005      1.327          1.414           117,120
                                                       2004      1.221          1.327           139,054
                                                       2003      0.956          1.221           140,986
                                                       2002      1.201          0.956           170,504
                                                       2001      1.000          1.201           116,293

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.605          1.635                --
                                                       2006      1.453          1.605            36,352
                                                       2005      1.425          1.453            36,352
                                                       2004      1.357          1.425            26,947
                                                       2003      1.069          1.357                --
                                                       2002      1.000          1.069                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.559          1.688            14,594
                                                       2006      1.405          1.559            14,568
                                                       2005      1.361          1.405            15,629
                                                       2004      1.201          1.361            15,192
                                                       2003      0.820          1.201            13,436
                                                       2002      1.276          0.820            28,961
                                                       2001      1.000          1.276            15,650

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.026          1.024            55,141
                                                       2006      1.002          1.026            59,269
                                                       2005      0.994          1.002            59,269
                                                       2004      0.999          0.994                --
                                                       2003      1.000          0.999                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.284          1.288            78,704
                                                       2006      1.238          1.284           111,510
                                                       2005      1.226          1.238           117,393
                                                       2004      1.167          1.226           143,956
                                                       2003      1.061          1.167           138,958
                                                       2002      1.029          1.061            71,933
                                                       2001      1.000          1.029            19,815

  LMPVIT High Income Subaccount (11/99)..............  2007      1.249          1.233           236,204
                                                       2006      1.144          1.249           254,864
                                                       2005      1.133          1.144           257,876
                                                       2004      1.042          1.133           374,788
                                                       2003      0.830          1.042           443,505
                                                       2002      0.872          0.830           533,727
                                                       2001      1.000          0.872           245,081

  LMPVIT Money Market Subaccount (11/99).............  2007      1.097          1.132            43,161
                                                       2006      1.065          1.097            47,640
                                                       2005      1.052          1.065            50,261
                                                       2004      1.060          1.052            50,303
                                                       2003      1.070          1.060            50,347
                                                       2002      1.074          1.070           261,045
                                                       2001      1.000          1.074           429,755

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.259          1.344                --
                                                       2006      1.134          1.259             4,251
                                                       2005      1.098          1.134             4,254
                                                       2004      0.965          1.098            31,381
                                                       2003      0.691          0.965            37,499
                                                       2002      0.944          0.691            29,678
                                                       2001      1.000          0.944            13,580

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.546          1.622                --
                                                       2006      1.330          1.546           389,440
                                                       2005      1.299          1.330           318,767
                                                       2004      1.219          1.299           364,905
                                                       2003      0.891          1.219           390,414
                                                       2002      1.208          0.891           338,073
                                                       2001      1.000          1.208           267,374

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.233          1.296                --
                                                       2006      1.059          1.233           106,014
                                                       2005      1.010          1.059           115,169
                                                       2004      0.928          1.010           130,827
                                                       2003      0.739          0.928           143,039
                                                       2002      1.007          0.739           159,945
                                                       2001      1.000          1.007           133,560

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.616          1.679                --
                                                       2006      1.400          1.616                --
                                                       2005      1.378          1.400                --
                                                       2004      1.243          1.378                --
                                                       2003      1.000          1.243                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.807          1.991                --
                                                       2006      1.636          1.807            51,049
                                                       2005      1.536          1.636            64,733
                                                       2004      1.258          1.536            50,181
                                                       2003      1.000          1.258            44,319

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.002          1.051                --
                                                       2006      0.947          1.002            35,730

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.042          1.050            35,490

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.355          1.321             5,535
                                                       2006      1.271          1.355                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.152          1.124         1,648,075
                                                       2006      1.046          1.152         1,554,940

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.680          0.872           165,196
                                                       2006      0.663          0.680            64,705

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.284          1.138             1,213

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.076          1.098            86,698
                                                       2006      1.001          1.076           126,066

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.072          1.061            18,144
                                                       2006      1.015          1.072                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.971          1.069                --
                                                       2006      0.982          0.971                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.298          1.423                --
                                                       2006      1.307          1.298                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.500          1.575            40,893

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.402          1.485            10,677
                                                       2006      1.269          1.402                --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.220          1.023            68,018
                                                       2006      1.003          1.220           201,566

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.144          1.211            79,484

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.582          1.634                --
                                                       2006      1.471          1.582                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.177          1.299                --
                                                       2006      1.118          1.177                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.455          1.526            30,308
                                                       2006      1.404          1.455            54,184

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.029          0.982            41,406
                                                       2006      1.003          1.029            33,372

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.588          0.697           133,836
                                                       2006      0.603          0.588           166,896

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.242          1.297            32,624
                                                       2006      1.196          1.242            65,987

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.747          0.735            51,129
                                                       2006      0.727          0.747            51,444

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.844          0.863           187,810
                                                       2006      0.832          0.844           214,405

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.364          1.397           126,317
                                                       2006      1.330          1.364           177,571

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.077                --
                                                       2006      1.002          1.060                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.043          1.083                --
                                                       2006      1.001          1.043                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.082           235,067
                                                       2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.083            67,813
                                                       2006      1.002          1.054            67,850

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.083                --
                                                       2006      1.002          1.059                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.489          1.527           346,080
                                                       2006      1.393          1.489           370,563

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.148           362,118
                                                       2006      0.998          1.069           407,590

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.117          1.139                --
                                                       2006      1.127          1.117             9,383
                                                       2005      1.122          1.127           101,465
                                                       2004      1.046          1.122             9,383
                                                       2003      1.000          1.046                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.241          1.328           256,667
                                                       2006      1.214          1.241           284,670
                                                       2005      1.204          1.214           350,967
                                                       2004      1.167          1.204           655,940
                                                       2003      1.129          1.167           668,500
                                                       2002      1.051          1.129           428,795
                                                       2001      1.000          1.051           133,797

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.885          0.961            11,352
                                                       2006      0.810          0.885            11,362
                                                       2005      0.767          0.810            11,374
                                                       2004      0.724          0.767            11,387
                                                       2003      0.558          0.724            34,347
                                                       2002      0.805          0.558            35,744
                                                       2001      1.000          0.805            20,652

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.393          1.508                --
                                                       2006      1.108          1.393           114,334
                                                       2005      1.003          1.108            13,188
                                                       2004      0.877          1.003            13,200
                                                       2003      0.694          0.877            12,398
                                                       2002      0.856          0.694            12,408
                                                       2001      1.000          0.856            12,419

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.945          2.077                --
                                                       2006      1.685          1.945            92,301
                                                       2005      1.599          1.685           120,081
                                                       2004      1.288          1.599            62,695
                                                       2003      0.874          1.288            65,416
                                                       2002      1.087          0.874            99,145
                                                       2001      1.000          1.087            19,095

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.923          0.982                --
                                                       2005      0.862          0.923                --
                                                       2004      0.823          0.862                --
                                                       2003      0.646          0.823            19,478
                                                       2002      0.863          0.646                --
                                                       2001      1.000          0.863                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.266          1.330                --
                                                       2005      1.231          1.266           206,627
                                                       2004      1.138          1.231           220,797
                                                       2003      0.882          1.138           263,231
                                                       2002      1.041          0.882           179,228
                                                       2001      1.000          1.041           147,790

  Travelers Large Cap Subaccount (11/99).............  2006      0.808          0.832                --
                                                       2005      0.755          0.808           172,921
                                                       2004      0.720          0.755           180,057
                                                       2003      0.587          0.720           179,411
                                                       2002      0.773          0.587           177,655
                                                       2001      1.000          0.773           129,126

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                --
                                                       2005      1.007          1.077                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.031          1.035                --
                                                       2005      1.000          1.031                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                --
                                                       2005      1.000          1.046                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111                --
                                                       2005      0.999          1.065                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.058                --
                                                       2005      1.008          1.037                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.208          1.196                --
                                                       2005      1.211          1.208            71,559
                                                       2004      1.196          1.211            79,135
                                                       2003      1.121          1.196            82,468
                                                       2002      1.115          1.121            92,965
                                                       2001      1.000          1.115            49,595

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.891          0.947                --
                                                       2005      0.808          0.891            18,532
                                                       2004      0.709          0.808            19,382
                                                       2003      0.594          0.709            19,501
                                                       2002      0.807          0.594            18,731
                                                       2001      1.000          0.807            60,196

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.569          0.603                --
                                                       2005      0.561          0.569           164,440
                                                       2004      0.500          0.561            43,464
                                                       2003      0.371          0.500            39,281
                                                       2002      0.736          0.371            34,171
                                                       2001      0.849          0.736            29,507

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.350          1.393                --
                                                       2005      1.332          1.350           503,733
                                                       2004      1.214          1.332           536,015
                                                       2003      1.059          1.214           539,413
                                                       2002      1.136          1.059           498,176
                                                       2001      1.000          1.136           418,483

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.174          1.269                --
                                                       2005      1.121          1.174                --
                                                       2004      0.994          1.121                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.912          1.048                --
                                                       2005      0.846          0.912            23,507
                                                       2004      0.743          0.846            23,976
                                                       2003      0.587          0.743            24,841
                                                       2002      0.685          0.587            25,850
                                                       2001      0.893          0.685            25,867

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.386          1.471                --
                                                       2005      1.329          1.386                --
                                                       2004      1.215          1.329                --
                                                       2003      1.000          1.215                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.118                --
                                                       2005      1.000          1.062                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.390          1.404                --
                                                       2005      1.363          1.390            72,521
                                                       2004      1.248          1.363            15,251
                                                       2003      1.061          1.248            25,250
                                                       2002      1.018          1.061            27,197
                                                       2001      1.033          1.018             8,403

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.734          0.766                --
                                                       2005      0.731          0.734            58,711
                                                       2004      0.674          0.731            95,314
                                                       2003      0.517          0.674           219,977
                                                       2002      0.790          0.517           213,950
                                                       2001      1.000          0.790           300,275

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.136          1.307                --
                                                       2005      1.032          1.136                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                --
                                                       2005      1.000          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.701          0.727                --
                                                       2005      0.660          0.701            51,456
                                                       2004      0.646          0.660            51,474
                                                       2003      0.522          0.646            51,815
                                                       2002      0.752          0.522            53,325
                                                       2001      1.000          0.752            74,568

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.785          0.903           257,998
                                                       2006      0.775          0.785           258,010
                                                       2005      0.730          0.775           274,148
                                                       2004      0.693          0.730           274,208
                                                       2003      0.553          0.693           393,232
                                                       2002      0.832          0.553           393,325
                                                       2001      1.000          0.832           422,164




               VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 1.60% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.080          1.156                 --
                                                       2006      1.000          1.080            317,819

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.808          0.849                 --
                                                       2005      0.777          0.808            612,796
                                                       2004      0.747          0.777            622,723
                                                       2003      0.607          0.747            669,878
                                                       2002      0.884          0.607            647,408
                                                       2001      1.000          0.884            672,046

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.154          1.206                 --
                                                       2005      1.121          1.154            674,921
                                                       2004      1.024          1.121            683,668
                                                       2003      0.787          1.024            644,830
                                                       2002      1.000          0.787            210,350

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.747          0.730                 --
                                                       2005      0.661          0.747         14,626,122
                                                       2004      0.620          0.661         17,458,468
                                                       2003      0.511          0.620         20,231,448
                                                       2002      0.750          0.511         23,790,186
                                                       2001      0.923          0.750         29,036,887
                                                       2000      1.127          0.923         28,034,507
                                                       1999      1.000          1.127          5,273,207

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.457          1.647         19,183,765
                                                       2006      1.229          1.457         19,776,634
                                                       2005      1.095          1.229         19,285,993
                                                       2004      0.980          1.095         19,534,649
                                                       2003      0.736          0.980         19,281,519
                                                       2002      0.877          0.736         18,146,401
                                                       2001      1.039          0.877         18,176,320
                                                       2000      1.301          1.039         17,191,023
                                                       1999      1.000          1.301          1,335,904

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.347          1.489         30,203,794
                                                       2006      1.242          1.347         33,918,597
                                                       2005      1.086          1.242         36,160,240
                                                       2004      0.981          1.086         37,953,580
                                                       2003      0.728          0.981         39,131,474
                                                       2002      0.980          0.728         37,722,692
                                                       2001      1.217          0.980         38,023,813
                                                       2000      1.183          1.217         27,954,276
                                                       1999      1.000          1.183          4,513,981

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.485          1.535         26,356,379
                                                       2006      1.310          1.485         29,002,433
                                                       2005      1.258          1.310         30,202,180
                                                       2004      1.158          1.258         31,453,754
                                                       2003      0.888          1.158         31,844,180
                                                       2002      1.105          0.888         29,371,372
                                                       2001      1.095          1.105         27,111,322
                                                       2000      1.031          1.095         18,696,964
                                                       1999      1.000          1.031          2,847,709

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.669          0.662                 --
                                                       2005      0.575          0.669          2,658,924
                                                       2004      0.489          0.575          2,729,895
                                                       2003      0.398          0.489          2,896,937
                                                       2002      0.539          0.398          4,241,626
                                                       2001      0.741          0.539          5,279,528
                                                       2000      0.928          0.741          4,763,562

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.320          3.029                 --
                                                       2005      2.200          2.320            285,298
                                                       2004      1.701          2.200            209,914
                                                       2003      1.290          1.701            223,691
                                                       2002      1.254          1.290            468,581
                                                       2001      1.171          1.254            208,173
                                                       2000      1.042          1.171            156,666

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.424                 --
                                                       2005      1.207          1.309            213,917
                                                       2004      1.074          1.207             62,688
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.306          1.456                 --
                                                       2005      1.205          1.306            146,198
                                                       2004      1.067          1.205             47,630
                                                       2003      1.000          1.067             15,770

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.454          1.682          8,218,946
                                                       2006      1.324          1.454          8,624,885
                                                       2005      1.151          1.324          9,121,839
                                                       2004      1.014          1.151          8,727,904
                                                       2003      0.803          1.014          8,962,714
                                                       2002      0.901          0.803          9,326,096
                                                       2001      1.045          0.901          9,656,771
                                                       2000      1.138          1.045         10,233,244
                                                       1999      1.000          1.138          3,185,580

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.950          2.213          1,653,101
                                                       2006      1.763          1.950          1,788,070
                                                       2005      1.518          1.763          1,983,789
                                                       2004      1.237          1.518          1,776,115
                                                       2003      0.909          1.237          1,361,791
                                                       2002      1.027          0.909            910,419

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.223          1.249          1,595,696
                                                       2006      1.051          1.223          1,286,694
                                                       2005      1.028          1.051            727,079

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.921          1.009          3,911,725
                                                       2006      0.861          0.921          4,382,956
                                                       2005      0.835          0.861          5,253,374
                                                       2004      0.761          0.835          6,096,216
                                                       2003      0.564          0.761          7,092,605
                                                       2002      0.803          0.564          7,343,903
                                                       2001      0.963          0.803          7,990,242
                                                       2000      1.172          0.963          7,481,600
                                                       1999      1.000          1.172          1,075,985

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.253          1.460                 --
                                                       2005      1.152          1.253          2,085,945
                                                       2004      1.039          1.152          1,872,962
                                                       2003      0.844          1.039          1,312,095
                                                       2002      1.000          0.844            528,176

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.806          3.556          1,067,643
                                                       2006      2.226          2.806          1,367,536
                                                       2005      1.775          2.226            753,422
                                                       2004      1.446          1.775            431,376
                                                       2003      1.000          1.446            176,686

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.388          1.577          6,656,198
                                                       2006      1.162          1.388          7,115,909
                                                       2005      1.071          1.162          6,722,221
                                                       2004      0.918          1.071          6,539,777
                                                       2003      0.706          0.918          6,430,070
                                                       2002      0.881          0.706          6,448,965
                                                       2001      1.065          0.881          6,421,300
                                                       2000      1.109          1.065          4,608,384
                                                       1999      1.000          1.109            940,873

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.258          1.508                 --
                                                       2005      1.174          1.258            903,404
                                                       2004      1.028          1.174            248,943
                                                       2003      0.791          1.028            120,308
                                                       2002      0.980          0.791             31,749

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.547          0.655          4,913,202
                                                       2006      0.491          0.547          4,945,933
                                                       2005      0.445          0.491          5,536,915
                                                       2004      0.375          0.445          6,040,871
                                                       2003      0.283          0.375          6,730,744
                                                       2002      0.400          0.283          7,940,507
                                                       2001      0.673          0.400         11,884,574
                                                       2000      1.000          0.673          9,173,879

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.544          1.733                 --
                                                       2005      1.508          1.544            561,389
                                                       2004      1.334          1.508            364,644
                                                       2003      1.000          1.334            186,971

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.952          1.013                 --
                                                       2006      0.901          0.952            484,010
                                                       2005      0.861          0.901            509,518
                                                       2004      0.851          0.861            613,341
                                                       2003      0.644          0.851            761,598
                                                       2002      0.893          0.644          1,136,435
                                                       2001      1.000          0.893            480,035

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.452          1.451         15,757,776
                                                       2006      1.356          1.452         18,304,360
                                                       2005      1.234          1.356         21,281,918
                                                       2004      1.141          1.234         25,400,804
                                                       2003      0.862          1.141         27,534,631
                                                       2002      1.300          0.862         27,508,553
                                                       2001      1.377          1.300         32,746,985
                                                       2000      1.209          1.377         15,970,239
                                                       1999      1.000          1.209          1,899,455

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.194          1.274          6,321,737
                                                       2006      1.057          1.194          7,080,051
                                                       2005      1.029          1.057          7,772,308
                                                       2004      0.962          1.029          9,010,428
                                                       2003      0.784          0.962          9,470,557
                                                       2002      0.966          0.784          8,688,026
                                                       2001      1.023          0.966          6,870,740
                                                       2000      1.043          1.023          4,390,631
                                                       1999      1.000          1.043          1,032,853

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.660          1.657            455,120

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.436          1.489          1,902,543
                                                       2006      1.321          1.436          2,425,611
                                                       2005      1.287          1.321          3,081,062
                                                       2004      1.245          1.287          3,093,149
                                                       2003      1.038          1.245          2,703,470
                                                       2002      1.000          1.038            371,070

  LMPVET Capital Subaccount (10/02)..................  2007      1.668          1.672          2,268,576
                                                       2006      1.492          1.668          2,874,107
                                                       2005      1.440          1.492          3,922,862
                                                       2004      1.372          1.440          4,804,973
                                                       2003      1.061          1.372          4,292,958
                                                       2002      1.000          1.061            466,163

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.916          0.960            405,510
                                                       2006      0.789          0.916            320,727
                                                       2005      0.804          0.789            349,010
                                                       2004      0.790          0.804            348,769
                                                       2003      0.650          0.790            341,967
                                                       2002      0.893          0.650            229,970
                                                       2001      1.000          0.893            144,460

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      0.991          1.023          4,836,606
                                                       2006      0.875          0.991          5,326,021
                                                       2005      0.853          0.875          6,345,475
                                                       2004      0.786          0.853          7,817,980
                                                       2003      0.625          0.786          8,846,088
                                                       2002      0.818          0.625          9,715,715
                                                       2001      0.949          0.818          8,473,335
                                                       2000      1.063          0.949          4,565,965
                                                       1999      1.000          1.063          1,331,138

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.545          1.540         13,941,874
                                                       2006      1.344          1.545         10,037,608
                                                       2005      1.304          1.344         11,737,156
                                                       2004      1.224          1.304         14,278,728
                                                       2003      0.897          1.224         15,405,051
                                                       2002      1.158          0.897         15,584,731
                                                       2001      1.243          1.158         11,718,159
                                                       2000      1.048          1.243          2,753,940
                                                       1999      1.000          1.048            193,248

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.793          1.851            243,952
                                                       2006      1.582          1.793            394,191
                                                       2005      1.508          1.582            605,025
                                                       2004      1.390          1.508            578,480
                                                       2003      1.074          1.390            340,044
                                                       2002      1.000          1.074            216,556

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      0.905          0.947          2,612,123
                                                       2006      0.730          0.905          2,987,411
                                                       2005      0.664          0.730          3,163,838
                                                       2004      0.573          0.664          3,979,179
                                                       2003      0.457          0.573          4,545,607
                                                       2002      0.624          0.457          5,451,530
                                                       2001      0.922          0.624          6,861,761
                                                       2000      1.229          0.922          6,991,811
                                                       1999      1.000          1.229            456,157

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.418          1.449          7,892,197
                                                       2006      1.218          1.418          2,786,619
                                                       2005      1.162          1.218          3,326,998
                                                       2004      1.069          1.162          4,126,063
                                                       2003      0.821          1.069          4,429,588
                                                       2002      1.084          0.821          4,799,603
                                                       2001      1.150          1.084          4,504,340
                                                       2000      1.014          1.150          1,547,583
                                                       1999      1.000          1.014            323,132

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.972          1.008         11,936,103
                                                       2006      0.945          0.972         13,761,207
                                                       2005      0.912          0.945         15,420,659
                                                       2004      0.924          0.912         18,175,449
                                                       2003      0.636          0.924         19,715,753
                                                       2002      0.859          0.636         19,430,483
                                                       2001      0.998          0.859         20,224,489
                                                       2000      1.090          0.998         15,577,436
                                                       1999      1.000          1.090          2,543,458

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.594          1.680          4,496,464
                                                       2006      1.410          1.594          5,396,803
                                                       2005      1.323          1.410          6,513,491
                                                       2004      1.218          1.323          7,726,947
                                                       2003      0.953          1.218          8,410,792
                                                       2002      1.198          0.953          9,372,595
                                                       2001      1.352          1.198          9,076,242
                                                       2000      1.165          1.352          5,564,635
                                                       1999      1.000          1.165            583,087

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.605          1.635                 --
                                                       2006      1.453          1.605            561,836
                                                       2005      1.425          1.453            470,082
                                                       2004      1.357          1.425            526,905
                                                       2003      1.069          1.357            567,397
                                                       2002      1.000          1.069              9,113

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.555          1.683          1,820,498
                                                       2006      1.401          1.555          1,713,292
                                                       2005      1.357          1.401          2,032,093
                                                       2004      1.198          1.357          2,216,423
                                                       2003      0.817          1.198          2,308,032
                                                       2002      1.272          0.817          2,406,334
                                                       2001      1.394          1.272          2,141,864
                                                       2000      1.213          1.394          1,757,555
                                                       1999      1.000          1.213            334,378

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.026          1.024            439,337
                                                       2006      1.002          1.026            470,841
                                                       2005      0.994          1.002            740,724
                                                       2004      0.999          0.994            307,514
                                                       2003      1.000          0.999                 --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.280          1.285          3,803,238
                                                       2006      1.234          1.280          4,466,449
                                                       2005      1.223          1.234          4,917,449
                                                       2004      1.164          1.223          5,832,423
                                                       2003      1.058          1.164          6,154,468
                                                       2002      1.026          1.058          6,504,597
                                                       2001      1.010          1.026          6,858,336
                                                       2000      0.999          1.010          2,959,211
                                                       1999      1.000          0.999            315,232

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.246          1.230          4,048,393
                                                       2006      1.141          1.246          4,679,569
                                                       2005      1.130          1.141          5,167,125
                                                       2004      1.039          1.130          6,422,403
                                                       2003      0.828          1.039          7,008,707
                                                       2002      0.870          0.828          5,047,118
                                                       2001      0.918          0.870          4,622,624
                                                       2000      1.015          0.918          2,271,887
                                                       1999      1.000          1.015            431,806

  LMPVIT Money Market Subaccount (11/99).............  2007      1.093          1.129         10,271,950
                                                       2006      1.062          1.093          9,887,362
                                                       2005      1.050          1.062          9,651,734
                                                       2004      1.057          1.050         12,246,592
                                                       2003      1.067          1.057         14,812,268
                                                       2002      1.071          1.067         24,649,125
                                                       2001      1.049          1.071         20,703,283
                                                       2000      1.005          1.049          9,983,343
                                                       1999      1.000          1.005          4,261,461

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.259          1.344                 --
                                                       2006      1.134          1.259            484,102
                                                       2005      1.098          1.134            597,003
                                                       2004      0.965          1.098            551,177
                                                       2003      0.691          0.965            647,899
                                                       2002      0.944          0.691            719,832
                                                       2001      1.000          0.944             84,932

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.542          1.618                 --
                                                       2006      1.327          1.542          6,385,593
                                                       2005      1.296          1.327          7,391,810
                                                       2004      1.215          1.296          8,771,738
                                                       2003      0.888          1.215          9,793,869
                                                       2002      1.204          0.888         10,775,602
                                                       2001      1.201          1.204          8,547,628
                                                       2000      1.032          1.201          3,343,972
                                                       1999      1.000          1.032            144,350

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.229          1.292                 --
                                                       2006      1.056          1.229          7,416,823
                                                       2005      1.007          1.056          8,214,230
                                                       2004      0.925          1.007         10,081,023
                                                       2003      0.737          0.925         11,246,174
                                                       2002      1.004          0.737         11,266,892
                                                       2001      1.111          1.004         11,961,528
                                                       2000      0.998          1.111          6,078,392
                                                       1999      1.000          0.998            676,689

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.616          1.679                 --
                                                       2006      1.400          1.616          1,079,868
                                                       2005      1.378          1.400            936,461
                                                       2004      1.243          1.378            809,362
                                                       2003      1.000          1.243            229,799

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.807          1.991                 --
                                                       2006      1.636          1.807          1,240,529
                                                       2005      1.536          1.636          1,372,077
                                                       2004      1.258          1.536            979,299
                                                       2003      1.000          1.258            495,913

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.000          1.048                 --
                                                       2006      0.944          1.000          3,997,351

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.039          1.047          3,293,521

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.355          1.321            253,992
                                                       2006      1.271          1.355            142,969

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.154          1.126              1,296
                                                       2006      1.048          1.154                 --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.678          0.871          2,241,881
                                                       2006      0.662          0.678          2,168,032

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.284          1.138             62,624

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.076          1.098          3,919,569
                                                       2006      1.001          1.076          3,176,911

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.072          1.061          2,319,332
                                                       2006      1.015          1.072            250,296

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.971          1.069            410,332
                                                       2006      0.982          0.971            366,388

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.298          1.423            109,358
                                                       2006      1.307          1.298             76,565

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.500          1.575          1,034,787

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.402          1.485          1,441,798
                                                       2006      1.269          1.402          1,201,313

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.220          1.023            928,088
                                                       2006      1.003          1.220          1,148,222

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.144          1.211          1,099,444

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.582          1.634            162,189
                                                       2006      1.471          1.582            131,639

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.177          1.299                 --
                                                       2006      1.118          1.177             40,153

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.452          1.524          1,191,726
                                                       2006      1.402          1.452          1,028,046

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.029          0.982          3,479,210
                                                       2006      1.003          1.029          1,282,676

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.587          0.696          5,379,836
                                                       2006      0.601          0.587          6,129,204

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.238          1.293          3,474,887
                                                       2006      1.193          1.238          3,875,048

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.745          0.733          2,747,777
                                                       2006      0.725          0.745          2,486,801

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.841          0.861         10,390,845
                                                       2006      0.830          0.841         12,075,524

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.361          1.394          3,811,702
                                                       2006      1.326          1.361          4,497,198

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.077            544,942
                                                       2006      1.002          1.060            486,418

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.043          1.083          1,303,744
                                                       2006      1.001          1.043          1,108,097

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.082            682,055
                                                       2006      1.002          1.049            707,013

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.083          1,679,410
                                                       2006      1.002          1.054          1,332,449

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.083          1,343,117
                                                       2006      1.002          1.059          1,135,681

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.485          1.522         12,945,772
                                                       2006      1.389          1.485         14,619,974

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.148          8,030,829
                                                       2006      0.998          1.069          9,371,222

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.117          1.139                 --
                                                       2006      1.127          1.117          1,239,409
                                                       2005      1.122          1.127          1,537,058
                                                       2004      1.046          1.122          1,221,214
                                                       2003      1.000          1.046            462,507

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.241          1.328         12,065,855
                                                       2006      1.214          1.241         13,091,146
                                                       2005      1.204          1.214         14,134,110
                                                       2004      1.167          1.204         14,780,009
                                                       2003      1.129          1.167         16,838,317
                                                       2002      1.051          1.129         18,004,391
                                                       2001      1.000          1.051          4,242,977

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.885          0.961            386,182
                                                       2006      0.810          0.885            214,674
                                                       2005      0.767          0.810            177,501
                                                       2004      0.724          0.767            181,548
                                                       2003      0.558          0.724            175,579
                                                       2002      0.805          0.558            197,673
                                                       2001      1.000          0.805            124,658

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.393          1.508                 --
                                                       2006      1.108          1.393          1,181,497
                                                       2005      1.003          1.108            986,287
                                                       2004      0.877          1.003          1,233,206
                                                       2003      0.694          0.877          1,354,191
                                                       2002      0.856          0.694          1,800,769
                                                       2001      1.000          0.856            749,754

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.945          2.077                 --
                                                       2006      1.685          1.945          1,747,195
                                                       2005      1.599          1.685          2,065,988
                                                       2004      1.288          1.599          1,944,449
                                                       2003      0.874          1.288          1,886,162
                                                       2002      1.087          0.874          2,220,650
                                                       2001      1.000          1.087            839,211

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.923          0.982                 --
                                                       2005      0.862          0.923            425,111
                                                       2004      0.823          0.862            440,180
                                                       2003      0.646          0.823            497,831
                                                       2002      0.863          0.646            355,655
                                                       2001      1.000          0.863            295,944

  Travelers Equity Income Subaccount (11/99).........  2006      1.262          1.326                 --
                                                       2005      1.228          1.262          5,616,164
                                                       2004      1.135          1.228          5,913,660
                                                       2003      0.879          1.135          5,904,217
                                                       2002      1.038          0.879          5,817,969
                                                       2001      1.130          1.038          5,670,567
                                                       2000      1.052          1.130          3,655,356
                                                       1999      1.000          1.052            581,591

  Travelers Large Cap Subaccount (11/99).............  2006      0.805          0.830                 --
                                                       2005      0.753          0.805          4,571,202
                                                       2004      0.718          0.753          5,226,240
                                                       2003      0.585          0.718          5,685,645
                                                       2002      0.771          0.585          5,323,665
                                                       2001      0.947          0.771          6,056,750
                                                       2000      1.125          0.947          4,871,712
                                                       1999      1.000          1.125            715,311

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                 --
                                                       2005      1.007          1.077                 --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.031          1.035                 --
                                                       2005      1.000          1.031            501,967

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                 --
                                                       2005      1.000          1.046            312,286

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111                 --
                                                       2005      0.999          1.065            293,220

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.058                 --
                                                       2005      1.008          1.037            642,758

  Travelers Managed Income Subaccount (11/99)........  2006      1.205          1.193                 --
                                                       2005      1.207          1.205          4,916,899
                                                       2004      1.193          1.207          5,275,822
                                                       2003      1.118          1.193          5,866,646
                                                       2002      1.112          1.118          6,368,871
                                                       2001      1.058          1.112          5,448,475
                                                       2000      0.997          1.058          1,590,702
                                                       1999      1.000          0.997            346,462

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.889          0.944                 --
                                                       2005      0.806          0.889          4,211,631
                                                       2004      0.707          0.806          4,709,694
                                                       2003      0.593          0.707          5,233,477
                                                       2002      0.805          0.593          5,820,389
                                                       2001      1.055          0.805          6,519,866
                                                       2000      1.135          1.055          5,293,596
                                                       1999      1.000          1.135            648,369

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.568          0.601                 --
                                                       2005      0.560          0.568          7,662,188
                                                       2004      0.499          0.560          1,478,253
                                                       2003      0.370          0.499          1,596,673
                                                       2002      0.735          0.370          1,768,966
                                                       2001      0.978          0.735          1,549,655
                                                       2000      0.929          0.978            805,876

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.346          1.389                 --
                                                       2005      1.328          1.346         16,014,386
                                                       2004      1.211          1.328         18,088,224
                                                       2003      1.056          1.211         18,653,914
                                                       2002      1.132          1.056         17,726,342
                                                       2001      1.151          1.132         15,105,160
                                                       2000      1.002          1.151          6,755,149
                                                       1999      1.000          1.002            421,734

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.174          1.269                 --
                                                       2005      1.121          1.174            347,774
                                                       2004      0.994          1.121            187,778

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.910          1.046                 --
                                                       2005      0.845          0.910          1,296,681
                                                       2004      0.742          0.845          1,560,195
                                                       2003      0.586          0.742            740,372
                                                       2002      0.684          0.586            456,329
                                                       2001      0.942          0.684            559,918
                                                       2000      0.957          0.942            154,822

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.386          1.471                 --
                                                       2005      1.329          1.386             62,762
                                                       2004      1.215          1.329             61,089
                                                       2003      1.000          1.215             39,407

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.118                 --
                                                       2005      1.000          1.062             24,552

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.388          1.402                 --
                                                       2005      1.360          1.388            954,234
                                                       2004      1.246          1.360            173,019
                                                       2003      1.059          1.246             70,780
                                                       2002      1.016          1.059             74,246
                                                       2001      0.991          1.016            299,331
                                                       2000      0.994          0.991             74,942

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.732          0.764                 --
                                                       2005      0.729          0.732         10,540,702
                                                       2004      0.672          0.729         12,016,100
                                                       2003      0.515          0.672         13,185,712
                                                       2002      0.788          0.515         14,018,634
                                                       2001      0.925          0.788         18,452,438
                                                       2000      1.149          0.925         15,213,070
                                                       1999      1.000          1.149          2,482,793

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.136          1.307                 --
                                                       2005      1.032          1.136                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                 --
                                                       2005      1.000          1.108                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.699          0.725                 --
                                                       2005      0.658          0.699          2,790,814
                                                       2004      0.644          0.658          3,291,418
                                                       2003      0.521          0.644          3,585,079
                                                       2002      0.749          0.521          3,895,303
                                                       2001      0.967          0.749          4,424,482
                                                       2000      1.152          0.967          4,320,274
                                                       1999      1.000          1.152            436,721

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.783          0.901          8,233,236
                                                       2006      0.773          0.783          9,517,889
                                                       2005      0.728          0.773         11,458,639
                                                       2004      0.691          0.728         13,673,152
                                                       2003      0.551          0.691         16,133,329
                                                       2002      0.830          0.551         18,222,088
                                                       2001      1.231          0.830         21,447,162
                                                       2000      1.392          1.231         20,721,308
                                                       1999      1.000          1.392          4,621,812




                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 1.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.080          1.156                --
                                                       2006      1.000          1.080                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.204          1.265                --
                                                       2005      1.159          1.204                --
                                                       2004      1.114          1.159                --
                                                       2003      1.000          1.114                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.263          1.320                --
                                                       2005      1.227          1.263            29,292
                                                       2004      1.122          1.227             9,015
                                                       2003      1.000          1.122                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.318          1.288                --
                                                       2005      1.167          1.318            14,223
                                                       2004      1.095          1.167                --
                                                       2003      1.000          1.095                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.765          1.994         1,118,078
                                                       2006      1.490          1.765           818,557
                                                       2005      1.328          1.490           855,094
                                                       2004      1.189          1.328           285,553
                                                       2003      1.000          1.189            76,218

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.578          1.744         2,342,841
                                                       2006      1.456          1.578         2,323,601
                                                       2005      1.274          1.456         2,193,349
                                                       2004      1.151          1.274           925,645
                                                       2003      1.000          1.151           272,019

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.471          1.520         1,824,287
                                                       2006      1.298          1.471         2,230,112
                                                       2005      1.247          1.298         2,413,867
                                                       2004      1.149          1.247         1,228,864
                                                       2003      1.000          1.149           114,363

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.567          1.551                --
                                                       2005      1.348          1.567            13,149
                                                       2004      1.147          1.348                --
                                                       2003      1.000          1.147                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.560          2.035                --
                                                       2005      1.480          1.560            40,633
                                                       2004      1.145          1.480                --
                                                       2003      1.000          1.145                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.422                --
                                                       2005      1.207          1.308                --
                                                       2004      1.074          1.207                --
                                                       2003      1.000          1.074                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.305          1.454                --
                                                       2005      1.205          1.305            11,074
                                                       2004      1.067          1.205                --
                                                       2003      1.050          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.636          1.891           916,727
                                                       2006      1.490          1.636           808,956
                                                       2005      1.297          1.490           538,450
                                                       2004      1.143          1.297           258,331
                                                       2003      1.000          1.143            25,783

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.889          2.142           338,028
                                                       2006      1.708          1.889           343,524
                                                       2005      1.471          1.708           284,045
                                                       2004      1.200          1.471           164,788
                                                       2003      1.000          1.200            47,679

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.222          1.247            14,640
                                                       2006      1.051          1.222            14,658
                                                       2005      1.028          1.051            14,677

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.443          1.579            37,287
                                                       2006      1.350          1.443            48,350
                                                       2005      1.310          1.350            53,082
                                                       2004      1.194          1.310             6,435
                                                       2003      1.000          1.194                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.348          1.570                --
                                                       2005      1.240          1.348           106,153
                                                       2004      1.119          1.240            58,171
                                                       2003      1.000          1.119            15,016

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.451          3.104           101,745
                                                       2006      1.945          2.451            22,245
                                                       2005      1.552          1.945            28,839
                                                       2004      1.265          1.552             9,075
                                                       2003      1.000          1.265                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.777          2.018           688,024
                                                       2006      1.488          1.777           631,890
                                                       2005      1.373          1.488           559,313
                                                       2004      1.177          1.373           145,525
                                                       2003      1.000          1.177             6,581

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.421          1.703                --
                                                       2005      1.327          1.421            83,892
                                                       2004      1.163          1.327                --
                                                       2003      1.000          1.163                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.665          1.993            85,765
                                                       2006      1.493          1.665            91,573
                                                       2005      1.355          1.493            47,020
                                                       2004      1.144          1.355            12,979
                                                       2003      1.000          1.144                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.358          1.524                --
                                                       2005      1.328          1.358           131,766
                                                       2004      1.175          1.328           132,634
                                                       2003      1.000          1.175                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.288          1.371                --
                                                       2006      1.220          1.288                --
                                                       2005      1.167          1.220                --
                                                       2004      1.153          1.167                --
                                                       2003      1.000          1.153                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.446          1.444           455,138
                                                       2006      1.351          1.446           473,159
                                                       2005      1.230          1.351           393,060
                                                       2004      1.138          1.230           272,936
                                                       2003      1.000          1.138            12,684

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.390          1.482           579,765
                                                       2006      1.231          1.390           599,388
                                                       2005      1.200          1.231           619,523
                                                       2004      1.121          1.200           134,945
                                                       2003      1.000          1.121             4,692

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.373          1.370           367,948

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.256          1.301           345,062
                                                       2006      1.155          1.256           345,518
                                                       2005      1.127          1.155           374,750
                                                       2004      1.091          1.127           370,676
                                                       2003      1.000          1.091           100,086

  LMPVET Capital Subaccount (10/02)..................  2007      1.372          1.375         1,124,377
                                                       2006      1.228          1.372         1,270,516
                                                       2005      1.186          1.228         1,350,277
                                                       2004      1.131          1.186         1,236,377
                                                       2003      1.000          1.131           308,447

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.278          1.338            69,065
                                                       2006      1.101          1.278            66,314
                                                       2005      1.122          1.101            66,759
                                                       2004      1.103          1.122            16,895
                                                       2003      1.000          1.103             9,413

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.425          1.470           212,950
                                                       2006      1.258          1.425           214,579
                                                       2005      1.227          1.258           405,906
                                                       2004      1.132          1.227            18,984
                                                       2003      1.000          1.132            18,984

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.476          1.470           307,471
                                                       2006      1.284          1.476           308,877
                                                       2005      1.246          1.284           313,762
                                                       2004      1.171          1.246           129,712
                                                       2003      1.000          1.171            32,521

  LMPVET Global Equity Subaccount (10/02)............  2007      1.471          1.518           268,723
                                                       2006      1.298          1.471           268,743
                                                       2005      1.238          1.298           708,403
                                                       2004      1.142          1.238           223,979
                                                       2003      1.000          1.142                --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.854          1.939                --
                                                       2006      1.498          1.854                --
                                                       2005      1.363          1.498                --
                                                       2004      1.176          1.363                --
                                                       2003      1.000          1.176                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.520          1.554           132,954
                                                       2006      1.307          1.520           134,186
                                                       2005      1.247          1.307           134,616
                                                       2004      1.149          1.247            45,124
                                                       2003      1.000          1.149             4,620

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.231          1.274           172,434
                                                       2006      1.196          1.231           226,289
                                                       2005      1.156          1.196           267,693
                                                       2004      1.171          1.156            93,001
                                                       2003      1.000          1.171             8,693

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.516          1.598            37,595
                                                       2006      1.343          1.516            38,354
                                                       2005      1.260          1.343           252,410
                                                       2004      1.160          1.260            28,139
                                                       2003      1.000          1.160             3,339

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.328          1.352                --
                                                       2006      1.202          1.328           374,105
                                                       2005      1.180          1.202           370,405
                                                       2004      1.124          1.180           115,972
                                                       2003      1.000          1.124             7,079

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.605          1.737            81,010
                                                       2006      1.447          1.605           201,504
                                                       2005      1.402          1.447           275,633
                                                       2004      1.239          1.402            79,221
                                                       2003      1.000          1.239            23,027

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.025          1.021            31,023
                                                       2006      1.001          1.025            31,023
                                                       2005      0.994          1.001            31,029
                                                       2004      0.999          0.994            31,036
                                                       2003      1.000          0.999                --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.163          1.167            42,207
                                                       2006      1.122          1.163            43,450
                                                       2005      1.112          1.122            43,467
                                                       2004      1.059          1.112            43,484
                                                       2003      1.000          1.059               210

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.320          1.303           504,319
                                                       2006      1.210          1.320           510,187
                                                       2005      1.198          1.210           520,291
                                                       2004      1.103          1.198           455,720
                                                       2003      1.000          1.103            38,218

  LMPVIT Money Market Subaccount (11/99).............  2007      1.028          1.061           139,675
                                                       2006      0.999          1.028            90,227
                                                       2005      0.988          0.999            90,227
                                                       2004      0.996          0.988            10,361
                                                       2003      1.000          0.996           124,217

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.611          1.719                --
                                                       2006      1.451          1.611             1,849
                                                       2005      1.406          1.451            12,567
                                                       2004      1.237          1.406             1,998
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.485          1.557                --
                                                       2006      1.278          1.485            45,872
                                                       2005      1.248          1.278            46,309
                                                       2004      1.172          1.248            46,775
                                                       2003      1.000          1.172                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.524          1.601                --
                                                       2006      1.310          1.524                --
                                                       2005      1.250          1.310                --
                                                       2004      1.149          1.250                --
                                                       2003      1.000          1.149                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.483          1.541                --
                                                       2006      1.286          1.483           207,320
                                                       2005      1.266          1.286           207,557
                                                       2004      1.142          1.266           101,869
                                                       2003      1.000          1.142                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.660          1.830                --
                                                       2006      1.504          1.660           191,484
                                                       2005      1.413          1.504           179,170
                                                       2004      1.158          1.413            95,984
                                                       2003      1.000          1.158                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.541          1.616                --
                                                       2006      1.456          1.541                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.602          1.614                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.354          1.319            19,167
                                                       2006      1.271          1.354           105,120

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.801          1.756            70,126
                                                       2006      1.635          1.801            37,222

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.589          2.039            13,140
                                                       2006      1.551          1.589            13,144

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.283          1.137                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.075          1.097           520,056
                                                       2006      1.001          1.075           235,684

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.072          1.060           295,747
                                                       2006      1.015          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.341          1.476                --
                                                       2006      1.358          1.341                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.297          1.421                --
                                                       2006      1.307          1.297                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.017          2.118             9,253

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.400          1.482            90,330
                                                       2006      1.267          1.400            88,544

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.220          1.022            68,320
                                                       2006      1.003          1.220            68,320

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.143          1.210            46,597

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.467          1.515            13,603
                                                       2006      1.365          1.467            14,106

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.176          1.298                --
                                                       2006      1.117          1.176                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.258          1.319           367,127
                                                       2006      1.214          1.258           269,360

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.028          0.981           291,733
                                                       2006      1.003          1.028           277,734

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.332          1.577            29,790
                                                       2006      1.365          1.332            30,287

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.068          1.115            80,598
                                                       2006      1.030          1.068            80,598

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.306          1.284                --
                                                       2006      1.271          1.306                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.316          1.345             5,200
                                                       2006      1.299          1.316             5,208

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.357          1.390            30,113
                                                       2006      1.324          1.357            29,368

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.077            48,825
                                                       2006      1.002          1.060            48,825

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.082                --
                                                       2006      1.001          1.042                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.081                --
                                                       2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.082                --
                                                       2006      1.002          1.054                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.082           148,318
                                                       2006      1.002          1.059           165,906

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.323          1.356           456,871
                                                       2006      1.238          1.323           457,167

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.051          1.098           319,778
                                                       2006      0.996          1.051           320,188

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.147            36,434
                                                       2006      0.998          1.068            19,817

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.116          1.139                --
                                                       2006      1.127          1.116            47,079
                                                       2005      1.122          1.127            49,662
                                                       2004      1.048          1.122            59,583
                                                       2003      1.000          1.048             8,722

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.090          1.166           896,402
                                                       2006      1.067          1.090           524,630
                                                       2005      1.059          1.067           380,657
                                                       2004      1.026          1.059           232,845
                                                       2003      1.000          1.026            14,929

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.376          1.493                --
                                                       2006      1.259          1.376                --
                                                       2005      1.193          1.259                --
                                                       2004      1.128          1.193                --
                                                       2003      1.000          1.128                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.874          2.028                --
                                                       2006      1.491          1.874                --
                                                       2005      1.351          1.491                --
                                                       2004      1.182          1.351                --
                                                       2003      1.000          1.182                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.868          1.994                --
                                                       2006      1.619          1.868            23,539
                                                       2005      1.537          1.619             9,448
                                                       2004      1.238          1.537             8,411
                                                       2003      1.000          1.238                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.276          1.358                --
                                                       2005      1.193          1.276                --
                                                       2004      1.138          1.193                --
                                                       2003      1.000          1.138                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.260          1.324                --
                                                       2005      1.226          1.260            29,181
                                                       2004      1.134          1.226            49,924
                                                       2003      1.000          1.134            11,270

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.260          1.299                --
                                                       2005      1.179          1.260                --
                                                       2004      1.125          1.179                --
                                                       2003      1.000          1.125                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                --
                                                       2005      1.007          1.077            42,718

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.030          1.034                --
                                                       2005      1.000          1.030                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                --
                                                       2005      1.000          1.046                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.064          1.110                --
                                                       2005      0.999          1.064           206,728

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.057                --
                                                       2005      1.008          1.037                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.040          1.030                --
                                                       2005      1.043          1.040            80,598
                                                       2004      1.031          1.043            80,598
                                                       2003      1.000          1.031            70,293

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.371          1.456                --
                                                       2005      1.244          1.371                --
                                                       2004      1.091          1.244                --
                                                       2003      1.000          1.091                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.290          1.365                --
                                                       2005      1.272          1.290            11,949
                                                       2004      1.134          1.272                --
                                                       2003      1.000          1.134                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.200          1.238                --
                                                       2005      1.185          1.200           554,230
                                                       2004      1.080          1.185           137,796
                                                       2003      1.000          1.080            19,332

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.173          1.267                --
                                                       2005      1.120          1.173            89,467
                                                       2004      0.993          1.120                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.423          1.635                --
                                                       2005      1.321          1.423            35,399
                                                       2004      1.160          1.321            33,057
                                                       2003      1.000          1.160             3,089

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.286          1.365                --
                                                       2005      1.234          1.286            14,582
                                                       2004      1.129          1.234            12,386
                                                       2003      1.000          1.129                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.117                --
                                                       2005      1.000          1.062                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.203          1.214                --
                                                       2005      1.179          1.203           413,524
                                                       2004      1.081          1.179           334,613
                                                       2003      1.000          1.081                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.217          1.270                --
                                                       2005      1.213          1.217             5,336
                                                       2004      1.118          1.213             5,345
                                                       2003      1.000          1.118             5,347

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.135          1.307                --
                                                       2005      1.032          1.135                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                --
                                                       2005      1.000          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.225          1.271                --
                                                       2005      1.155          1.225                --
                                                       2004      1.130          1.155                --
                                                       2003      1.000          1.130                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.264          1.454                --
                                                       2006      1.249          1.264           292,462
                                                       2005      1.176          1.249           231,197
                                                       2004      1.117          1.176                --
                                                       2003      1.000          1.117                --

               VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 1.80% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.154                --
                                                       2006      1.000          1.078            17,348

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.276          1.339                --
                                                       2005      1.229          1.276            12,608
                                                       2004      1.183          1.229            12,240
                                                       2003      0.963          1.183            11,651
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.399          1.462                --
                                                       2005      1.362          1.399           160,194
                                                       2004      1.247          1.362           158,670
                                                       2003      0.960          1.247           158,430
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.378          1.345                --
                                                       2005      1.222          1.378           343,889
                                                       2004      1.148          1.222           335,426
                                                       2003      0.948          1.148           303,021
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.932          2.180           595,217
                                                       2006      1.634          1.932           594,758
                                                       2005      1.458          1.634           423,223
                                                       2004      1.308          1.458           391,637
                                                       2003      0.984          1.308           331,023
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.762          1.944         2,479,382
                                                       2006      1.628          1.762         2,801,814
                                                       2005      1.426          1.628         2,685,092
                                                       2004      1.291          1.426         2,613,580
                                                       2003      0.961          1.291         2,130,194
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.611          1.662         2,739,488
                                                       2006      1.424          1.611         2,774,071
                                                       2005      1.370          1.424         2,824,669
                                                       2004      1.263          1.370         2,800,733
                                                       2003      0.971          1.263         2,191,185
                                                       2002      1.000          0.971                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.619          1.601                --
                                                       2005      1.395          1.619           244,334
                                                       2004      1.188          1.395           245,288
                                                       2003      0.968          1.188           238,033
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.798          2.342                --
                                                       2005      1.708          1.798           239,775
                                                       2004      1.323          1.708           260,396
                                                       2003      1.005          1.323           259,814
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                --
                                                       2005      1.205          1.304            29,277
                                                       2004      1.074          1.205             4,023
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                --
                                                       2005      1.203          1.301            25,709
                                                       2004      1.067          1.203            27,414
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.781          2.056           519,040
                                                       2006      1.625          1.781           701,441
                                                       2005      1.416          1.625           561,718
                                                       2004      1.250          1.416           480,832
                                                       2003      0.992          1.250           450,547
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.099          2.377           667,755
                                                       2006      1.901          2.099           911,516
                                                       2005      1.640          1.901         1,041,220
                                                       2004      1.339          1.640         1,018,483
                                                       2003      0.986          1.339           869,633
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.219          1.242           211,946
                                                       2006      1.050          1.219           184,947
                                                       2005      1.028          1.050                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.571          1.716           170,441
                                                       2006      1.472          1.571           232,708
                                                       2005      1.430          1.472           233,188
                                                       2004      1.306          1.430           235,507
                                                       2003      0.969          1.306           274,176
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.468          1.707                --
                                                       2005      1.352          1.468           425,632
                                                       2004      1.222          1.352           461,125
                                                       2003      0.994          1.222           352,384
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.785          3.523           173,937
                                                       2006      2.214          2.785           174,027
                                                       2005      1.769          2.214           151,462
                                                       2004      1.444          1.769           148,057
                                                       2003      1.000          1.444            80,388

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.930          2.188           434,084
                                                       2006      1.618          1.930           464,250
                                                       2005      1.495          1.618           434,471
                                                       2004      1.284          1.495           359,092
                                                       2003      0.989          1.284           277,388
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.544          1.848                --
                                                       2005      1.444          1.544           140,590
                                                       2004      1.267          1.444           128,602
                                                       2003      0.977          1.267            91,055
                                                       2002      1.000          0.977                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.885          2.254           142,435
                                                       2006      1.694          1.885           149,607
                                                       2005      1.540          1.694           148,014
                                                       2004      1.301          1.540           101,124
                                                       2003      0.983          1.301            98,450
                                                       2002      1.000          0.983                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                --
                                                       2005      1.503          1.536           169,292
                                                       2004      1.332          1.503           157,360
                                                       2003      1.000          1.332           131,801

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.408          1.498                --
                                                       2006      1.336          1.408            20,304
                                                       2005      1.279          1.336            54,915
                                                       2004      1.266          1.279            72,418
                                                       2003      0.960          1.266            58,660
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.590          1.585         1,130,092
                                                       2006      1.488          1.590         1,283,400
                                                       2005      1.357          1.488         1,364,535
                                                       2004      1.256          1.357         1,404,790
                                                       2003      0.951          1.256         1,087,857
                                                       2002      1.000          0.951                --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.475          1.571           568,041
                                                       2006      1.308          1.475           633,084
                                                       2005      1.277          1.308           646,275
                                                       2004      1.195          1.277           665,648
                                                       2003      0.977          1.195           595,688
                                                       2002      1.000          0.977                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.479          1.476            76,143

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.345          1.391         1,090,036
                                                       2006      1.239          1.345         1,687,559
                                                       2005      1.210          1.239         1,669,648
                                                       2004      1.173          1.210         1,667,278
                                                       2003      0.980          1.173         1,220,235
                                                       2002      1.000          0.980                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.512          1.512         1,200,264
                                                       2006      1.355          1.512         1,478,819
                                                       2005      1.311          1.355         1,807,103
                                                       2004      1.251          1.311         1,973,412
                                                       2003      0.969          1.251         1,578,436
                                                       2002      1.000          0.969                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.347          1.408            39,508
                                                       2006      1.163          1.347            47,542
                                                       2005      1.186          1.163            75,697
                                                       2004      1.168          1.186            75,714
                                                       2003      0.963          1.168            75,729
                                                       2002      1.000          0.963                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.521          1.567           479,799
                                                       2006      1.345          1.521           674,343
                                                       2005      1.314          1.345           666,600
                                                       2004      1.213          1.314           741,960
                                                       2003      0.967          1.213           721,895
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.650          1.641           630,119
                                                       2006      1.439          1.650           560,360
                                                       2005      1.398          1.439           740,959
                                                       2004      1.315          1.398           788,242
                                                       2003      0.966          1.315           689,484
                                                       2002      1.000          0.966                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.595          1.643           210,807
                                                       2006      1.410          1.595           209,048
                                                       2005      1.347          1.410           225,231
                                                       2004      1.244          1.347           225,311
                                                       2003      0.963          1.244           300,233
                                                       2002      1.000          0.963                --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.938          2.024            20,467
                                                       2006      1.568          1.938            20,922
                                                       2005      1.429          1.568            21,012
                                                       2004      1.234          1.429            21,026
                                                       2003      0.986          1.234            12,763
                                                       2002      1.000          0.986                --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.642          1.675           163,577
                                                       2006      1.413          1.642           168,886
                                                       2005      1.351          1.413           192,356
                                                       2004      1.246          1.351           200,936
                                                       2003      0.959          1.246            39,902
                                                       2002      1.000          0.959                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.435          1.484           306,961
                                                       2006      1.397          1.435           261,922
                                                       2005      1.352          1.397           318,471
                                                       2004      1.371          1.352           397,009
                                                       2003      0.946          1.371           293,892
                                                       2002      1.000          0.946                --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.620          1.704            77,537
                                                       2006      1.436          1.620           193,270
                                                       2005      1.350          1.436           212,365
                                                       2004      1.245          1.350           213,334
                                                       2003      0.977          1.245           179,023
                                                       2002      1.000          0.977                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.433          1.457                --
                                                       2006      1.299          1.433           665,001
                                                       2005      1.277          1.299           718,545
                                                       2004      1.218          1.277           748,544
                                                       2003      0.962          1.218           529,593
                                                       2002      1.000          0.962                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.830          1.977           204,771
                                                       2006      1.652          1.830           184,956
                                                       2005      1.604          1.652           177,985
                                                       2004      1.418          1.604           175,643
                                                       2003      0.970          1.418            69,052
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.020          1.015            27,119
                                                       2006      0.997          1.020           207,989
                                                       2005      0.992          0.997             2,098
                                                       2004      0.998          0.992            12,394
                                                       2003      1.000          0.998             2,100

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.212          1.214            99,985
                                                       2006      1.171          1.212           103,283
                                                       2005      1.162          1.171           356,545
                                                       2004      1.109          1.162           384,855
                                                       2003      1.010          1.109           387,976
                                                       2002      1.000          1.010                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.504          1.481         1,068,779
                                                       2006      1.379          1.504         1,036,854
                                                       2005      1.369          1.379         1,239,744
                                                       2004      1.262          1.369         1,262,902
                                                       2003      1.007          1.262         1,143,869
                                                       2002      1.000          1.007                --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.016          1.047         1,984,911
                                                       2006      0.989          1.016           455,127
                                                       2005      0.979          0.989           610,767
                                                       2004      0.988          0.979           735,221
                                                       2003      1.000          0.988           597,608
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.763          1.880                --
                                                       2006      1.590          1.763            36,433
                                                       2005      1.543          1.590           121,679
                                                       2004      1.359          1.543           150,826
                                                       2003      0.975          1.359           165,350
                                                       2002      1.000          0.975                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.653          1.733                --
                                                       2006      1.425          1.653           417,242
                                                       2005      1.395          1.425           396,412
                                                       2004      1.311          1.395           470,075
                                                       2003      0.960          1.311           460,823
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.604          1.685                --
                                                       2006      1.380          1.604                --
                                                       2005      1.320          1.380                --
                                                       2004      1.215          1.320                --
                                                       2003      0.969          1.215                --
                                                       2002      1.000          0.969                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.604          1.666                --
                                                       2006      1.393          1.604           405,915
                                                       2005      1.373          1.393           375,409
                                                       2004      1.241          1.373           347,456
                                                       2003      1.000          1.241           331,917

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.793          1.975                --
                                                       2006      1.627          1.793           284,527
                                                       2005      1.531          1.627           358,390
                                                       2004      1.256          1.531           329,638
                                                       2003      1.000          1.256           158,082

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.628          1.706                --
                                                       2006      1.539          1.628            17,599

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.692          1.702            17,148

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.351          1.314            56,621
                                                       2006      1.269          1.351            17,638

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.139          1.109           698,065
                                                       2006      1.035          1.139           573,755

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.640          2.101           116,867
                                                       2006      1.601          1.640           253,919

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.279          1.132             6,730

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.094           761,892
                                                       2006      1.001          1.074           504,236

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.071          1.058           456,934
                                                       2006      1.015          1.071            35,959

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.440          1.583           116,218
                                                       2006      1.460          1.440           126,872

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.294          1.415            18,010
                                                       2006      1.305          1.294             7,621

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.131          2.235           190,488

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.395          1.474           202,516
                                                       2006      1.264          1.395           206,971

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.020           263,609
                                                       2006      1.003          1.218           448,086

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200           276,156

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.570          1.619            35,637
                                                       2006      1.462          1.570            39,520

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.173          1.294                --
                                                       2006      1.116          1.173                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.371          1.436           232,282
                                                       2006      1.326          1.371           172,003

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.979         1,127,921
                                                       2006      1.003          1.027           322,776

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.533          1.813           136,900
                                                       2006      1.573          1.533           147,439

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.115          1.162           791,747
                                                       2006      1.075          1.115           863,830

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.371          1.346             7,331
                                                       2006      1.336          1.371             1,828

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.378          1.407           286,226
                                                       2006      1.361          1.378           319,211

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.471          1.504           275,993
                                                       2006      1.436          1.471           412,381

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.074                --
                                                       2006      1.002          1.059                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.080                --
                                                       2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.048          1.079         1,138,220
                                                       2006      1.002          1.048                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.079           461,489
                                                       2006      1.002          1.053            65,856

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.079           406,305
                                                       2006      1.002          1.058           291,452

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.376          1.407         1,717,836
                                                       2006      1.289          1.376         2,095,103

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.050          1.096           206,808
                                                       2006      0.996          1.050           403,058

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.144           361,231
                                                       2006      0.998          1.067           501,531

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130                --
                                                       2006      1.121          1.109           290,204
                                                       2005      1.118          1.121           287,094
                                                       2004      1.045          1.118           320,774
                                                       2003      1.000          1.045           287,921

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.104          1.179         2,905,179
                                                       2006      1.082          1.104         3,028,632
                                                       2005      1.075          1.082         3,093,826
                                                       2004      1.044          1.075         3,486,677
                                                       2003      1.012          1.044         2,727,021
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.508          1.634             2,459
                                                       2006      1.383          1.508             2,461
                                                       2005      1.313          1.383             2,463
                                                       2004      1.242          1.313             2,465
                                                       2003      0.958          1.242             2,466
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.981          2.143                --
                                                       2006      1.579          1.981           173,392
                                                       2005      1.433          1.579           120,905
                                                       2004      1.255          1.433           119,645
                                                       2003      0.994          1.255           119,420
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.156          2.300                --
                                                       2006      1.871          2.156           487,356
                                                       2005      1.780          1.871           489,753
                                                       2004      1.436          1.780           474,438
                                                       2003      0.977          1.436           306,882
                                                       2002      1.000          0.977                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.372          1.460                --
                                                       2005      1.285          1.372            45,533
                                                       2004      1.228          1.285            49,918
                                                       2003      0.967          1.228            33,110
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.367          1.436                --
                                                       2005      1.333          1.367           579,568
                                                       2004      1.235          1.333           640,163
                                                       2003      0.958          1.235           530,915
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.322          1.361                --
                                                       2005      1.238          1.322           144,967
                                                       2004      1.184          1.238           169,135
                                                       2003      0.967          1.184           136,097
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                --
                                                       2005      1.007          1.076                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033                --
                                                       2005      1.000          1.029                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.081                --
                                                       2005      1.000          1.045            55,685

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.109                --
                                                       2005      0.999          1.063           190,567

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.056                --
                                                       2005      1.008          1.036                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.086          1.075                --
                                                       2005      1.091          1.086           820,804
                                                       2004      1.080          1.091         1,021,410
                                                       2003      1.014          1.080           787,177
                                                       2002      1.000          1.014                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.451          1.539                --
                                                       2005      1.318          1.451            37,100
                                                       2004      1.158          1.318            59,739
                                                       2003      0.973          1.158            73,087
                                                       2002      1.000          0.973                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.487          1.573                --
                                                       2005      1.469          1.487           149,347
                                                       2004      1.311          1.469            78,618
                                                       2003      0.974          1.311            58,567
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.249          1.289                --
                                                       2005      1.235          1.249         1,951,130
                                                       2004      1.128          1.235         2,014,082
                                                       2003      0.986          1.128         1,900,092
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.170          1.264                --
                                                       2005      1.119          1.170            51,129
                                                       2004      0.993          1.119                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.547          1.775                --
                                                       2005      1.438          1.547           137,217
                                                       2004      1.265          1.438           134,480
                                                       2003      1.001          1.265           104,454
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                --
                                                       2005      1.325          1.379            40,007
                                                       2004      1.214          1.325            43,534
                                                       2003      1.000          1.214             6,184

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.116                --
                                                       2005      1.000          1.061                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.314          1.326                --
                                                       2005      1.290          1.314            30,704
                                                       2004      1.184          1.290                --
                                                       2003      1.008          1.184                --
                                                       2002      1.000          1.008                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.369          1.428                --
                                                       2005      1.366          1.369           268,177
                                                       2004      1.262          1.366           329,178
                                                       2003      0.970          1.262           326,199
                                                       2002      1.000          0.970                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.305                --
                                                       2005      1.032          1.134                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.269                --
                                                       2005      1.000          1.107                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.288          1.336                --
                                                       2005      1.216          1.288             1,830
                                                       2004      1.192          1.216             1,832
                                                       2003      0.966          1.192             1,542
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.351          1.552            15,899
                                                       2006      1.338          1.351            20,375
                                                       2005      1.262          1.338            17,911
                                                       2004      1.200          1.262            76,371
                                                       2003      0.960          1.200            75,068
                                                       2002      1.000          0.960                --




               VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 1.80% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.154                 --
                                                       2006      1.000          1.078            401,941

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.801          0.840                 --
                                                       2005      0.772          0.801            488,309
                                                       2004      0.743          0.772            502,360
                                                       2003      0.605          0.743            503,521
                                                       2002      0.883          0.605            550,900
                                                       2001      1.000          0.883            241,785

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.145          1.196                 --
                                                       2005      1.115          1.145            168,472
                                                       2004      1.020          1.115            148,290
                                                       2003      0.786          1.020            148,070
                                                       2002      1.000          0.786            193,818

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.740          0.722                 --
                                                       2005      0.656          0.740          1,737,738
                                                       2004      0.616          0.656          2,422,021
                                                       2003      0.509          0.616          2,534,558
                                                       2002      0.749          0.509          2,761,613
                                                       2001      1.000          0.749          2,203,655

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.440          1.625         13,245,134
                                                       2006      1.218          1.440         13,657,569
                                                       2005      1.087          1.218         13,499,365
                                                       2004      0.975          1.087         14,038,586
                                                       2003      0.734          0.975         12,687,639
                                                       2002      0.875          0.734          8,371,123
                                                       2001      1.000          0.875          1,544,419

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.332          1.469         16,856,562
                                                       2006      1.230          1.332         17,694,815
                                                       2005      1.078          1.230         18,663,020
                                                       2004      0.975          1.078         17,617,208
                                                       2003      0.726          0.975         16,287,152
                                                       2002      0.978          0.726         10,871,684
                                                       2001      1.000          0.978          4,340,090

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.468          1.514         20,486,553
                                                       2006      1.297          1.468         21,164,791
                                                       2005      1.248          1.297         21,344,424
                                                       2004      1.151          1.248         21,686,362
                                                       2003      0.885          1.151         19,684,170
                                                       2002      1.104          0.885         13,136,644
                                                       2001      1.000          1.104          2,553,991

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.662          0.655                 --
                                                       2005      0.571          0.662            505,995
                                                       2004      0.486          0.571            277,389
                                                       2003      0.396          0.486            346,932
                                                       2002      0.538          0.396            407,014
                                                       2001      0.634          0.538            649,555

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.298          2.994                 --
                                                       2005      2.183          2.298            185,547
                                                       2004      1.692          2.183            184,395
                                                       2003      1.285          1.692            183,010
                                                       2002      1.252          1.285            145,664
                                                       2001      1.146          1.252             11,465

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                 --
                                                       2005      1.205          1.304             29,766
                                                       2004      1.074          1.205             21,094
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                 --
                                                       2005      1.203          1.301             86,508
                                                       2004      1.067          1.203             38,258
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.438          1.659          1,335,478
                                                       2006      1.312          1.438          1,199,063
                                                       2005      1.143          1.312          1,150,674
                                                       2004      1.009          1.143          1,099,601
                                                       2003      0.800          1.009            569,672
                                                       2002      0.900          0.800            850,748
                                                       2001      1.000          0.900            549,352

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.928          2.184            672,647
                                                       2006      1.746          1.928            716,973
                                                       2005      1.507          1.746            802,560
                                                       2004      1.230          1.507            814,467
                                                       2003      0.906          1.230            653,619
                                                       2002      1.000          0.906            307,773

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.219          1.242            716,066
                                                       2006      1.050          1.219            364,583
                                                       2005      1.028          1.050            255,534

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.911          0.995            321,654
                                                       2006      0.853          0.911            246,241
                                                       2005      0.829          0.853            251,441
                                                       2004      0.757          0.829            278,131
                                                       2003      0.562          0.757            316,594
                                                       2002      0.802          0.562            279,521
                                                       2001      1.000          0.802            263,943

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.244          1.447                 --
                                                       2005      1.146          1.244            463,669
                                                       2004      1.036          1.146            519,463
                                                       2003      0.842          1.036            339,300
                                                       2002      1.000          0.842             10,755

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.785          3.523            394,199
                                                       2006      2.214          2.785            326,263
                                                       2005      1.769          2.214            293,516
                                                       2004      1.444          1.769            127,549
                                                       2003      1.000          1.444             81,239

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.372          1.556          1,587,080
                                                       2006      1.151          1.372          1,809,044
                                                       2005      1.063          1.151          1,501,530
                                                       2004      0.913          1.063          1,163,252
                                                       2003      0.703          0.913            926,381
                                                       2002      0.879          0.703            848,308
                                                       2001      1.000          0.879            629,693

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.249          1.494                 --
                                                       2005      1.168          1.249             95,208
                                                       2004      1.025          1.168             60,904
                                                       2003      0.790          1.025             36,914
                                                       2002      0.980          0.790             14,815

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.541          0.647            473,816
                                                       2006      0.486          0.541            499,430
                                                       2005      0.442          0.486            479,290
                                                       2004      0.373          0.442            504,404
                                                       2003      0.282          0.373            577,215
                                                       2002      0.399          0.282            768,122
                                                       2001      1.000          0.399            957,864

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                 --
                                                       2005      1.503          1.536            187,492
                                                       2004      1.332          1.503            143,569
                                                       2003      1.000          1.332            110,206

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.941          1.001                 --
                                                       2006      0.893          0.941            212,210
                                                       2005      0.855          0.893            213,006
                                                       2004      0.846          0.855            296,625
                                                       2003      0.641          0.846            353,158
                                                       2002      0.892          0.641            325,735
                                                       2001      1.000          0.892            254,423

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.436          1.431          5,063,184
                                                       2006      1.344          1.436          6,770,801
                                                       2005      1.225          1.344          7,517,429
                                                       2004      1.135          1.225          7,989,741
                                                       2003      0.859          1.135          8,426,576
                                                       2002      1.298          0.859          7,951,344
                                                       2001      1.000          1.298          4,928,732

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.180          1.257          2,741,508
                                                       2006      1.047          1.180          3,012,917
                                                       2005      1.022          1.047          3,208,097
                                                       2004      0.956          1.022          3,542,077
                                                       2003      0.782          0.956          3,677,132
                                                       2002      0.965          0.782          3,047,877
                                                       2001      1.000          0.965          1,776,997

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.643          1.640            156,746

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.424          1.473          2,118,495
                                                       2006      1.312          1.424          2,102,595
                                                       2005      1.281          1.312          1,943,861
                                                       2004      1.242          1.281          1,469,076
                                                       2003      1.037          1.242          1,212,059
                                                       2002      1.000          1.037             85,778

  LMPVET Capital Subaccount (10/02)..................  2007      1.654          1.654            652,563
                                                       2006      1.482          1.654            808,923
                                                       2005      1.434          1.482            961,372
                                                       2004      1.369          1.434          1,130,241
                                                       2003      1.060          1.369          1,552,275
                                                       2002      1.000          1.060             64,335

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.906          0.947            284,921
                                                       2006      0.782          0.906            301,436
                                                       2005      0.798          0.782            370,785
                                                       2004      0.786          0.798            311,117
                                                       2003      0.648          0.786            308,611
                                                       2002      0.891          0.648            438,194
                                                       2001      1.000          0.891             50,962

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      0.980          1.009          1,032,421
                                                       2006      0.866          0.980          1,229,220
                                                       2005      0.846          0.866          1,303,137
                                                       2004      0.781          0.846          1,710,378
                                                       2003      0.623          0.781          1,904,694
                                                       2002      0.817          0.623          1,645,211
                                                       2001      1.000          0.817          2,026,387

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.528          1.519          6,572,810
                                                       2006      1.332          1.528          5,544,971
                                                       2005      1.294          1.332          6,348,605
                                                       2004      1.217          1.294          7,138,888
                                                       2003      0.894          1.217          7,499,816
                                                       2002      1.157          0.894          7,710,583
                                                       2001      1.000          1.157          4,922,412

  LMPVET Global Equity Subaccount (10/02)............  2007      1.778          1.832            359,479
                                                       2006      1.571          1.778            361,800
                                                       2005      1.502          1.571            444,497
                                                       2004      1.387          1.502            375,028
                                                       2003      1.073          1.387            202,888
                                                       2002      1.000          1.073             33,025

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      0.894          0.934            248,545
                                                       2006      0.724          0.894            254,392
                                                       2005      0.659          0.724            245,456
                                                       2004      0.570          0.659            266,699
                                                       2003      0.455          0.570            260,523
                                                       2002      0.623          0.455            280,757
                                                       2001      1.000          0.623            200,904

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.401          1.430          2,274,646
                                                       2006      1.206          1.401            907,943
                                                       2005      1.153          1.206          1,105,738
                                                       2004      1.064          1.153          1,177,171
                                                       2003      0.818          1.064          1,323,286
                                                       2002      1.083          0.818          1,169,456
                                                       2001      1.000          1.083          1,074,948

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.961          0.994          2,987,839
                                                       2006      0.936          0.961          3,448,306
                                                       2005      0.905          0.936          3,967,847
                                                       2004      0.918          0.905          4,418,490
                                                       2003      0.634          0.918          4,722,739
                                                       2002      0.858          0.634          3,981,401
                                                       2001      1.000          0.858          4,414,564

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.575          1.658            869,988
                                                       2006      1.397          1.575          1,003,790
                                                       2005      1.313          1.397          1,079,722
                                                       2004      1.211          1.313          1,323,755
                                                       2003      0.950          1.211          1,414,246
                                                       2002      1.196          0.950          1,135,832
                                                       2001      1.000          1.196            964,441

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.592          1.619                 --
                                                       2006      1.443          1.592            161,382
                                                       2005      1.419          1.443            175,841
                                                       2004      1.353          1.419            181,446
                                                       2003      1.068          1.353            123,563
                                                       2002      1.000          1.068                 --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.537          1.661            710,882
                                                       2006      1.388          1.537            592,814
                                                       2005      1.347          1.388            604,912
                                                       2004      1.191          1.347            574,902
                                                       2003      0.815          1.191            576,668
                                                       2002      1.270          0.815            485,599
                                                       2001      1.000          1.270            272,556

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.020          1.015             17,815
                                                       2006      0.997          1.020             20,545
                                                       2005      0.992          0.997             12,967
                                                       2004      0.998          0.992            134,836
                                                       2003      1.000          0.998              1,896

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.265          1.267            810,237
                                                       2006      1.222          1.265          1,005,802
                                                       2005      1.214          1.222          1,078,926
                                                       2004      1.157          1.214          1,402,899
                                                       2003      1.055          1.157          1,827,618
                                                       2002      1.024          1.055            839,370
                                                       2001      1.000          1.024            893,723

  LMPVIT High Income Subaccount (11/99)..............  2007      1.231          1.213            969,988
                                                       2006      1.130          1.231          1,084,539
                                                       2005      1.121          1.130          1,273,841
                                                       2004      1.033          1.121          1,472,120
                                                       2003      0.825          1.033          1,602,990
                                                       2002      0.868          0.825          1,194,393
                                                       2001      1.000          0.868            839,928

  LMPVIT Money Market Subaccount (11/99).............  2007      1.081          1.114          3,842,505
                                                       2006      1.052          1.081          3,283,341
                                                       2005      1.042          1.052          2,013,835
                                                       2004      1.051          1.042          2,677,978
                                                       2003      1.063          1.051          3,107,302
                                                       2002      1.069          1.063          6,655,526
                                                       2001      1.000          1.069          3,792,004

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.245          1.328                 --
                                                       2006      1.123          1.245            270,374
                                                       2005      1.090          1.123            242,488
                                                       2004      0.960          1.090            231,928
                                                       2003      0.688          0.960            199,188
                                                       2002      0.943          0.688             98,063
                                                       2001      1.000          0.943             17,285

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.524          1.598                 --
                                                       2006      1.314          1.524          1,886,357
                                                       2005      1.286          1.314          2,155,632
                                                       2004      1.209          1.286          2,291,751
                                                       2003      0.885          1.209          2,556,109
                                                       2002      1.203          0.885          2,730,229
                                                       2001      1.000          1.203          1,624,219

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.215          1.276                 --
                                                       2006      1.046          1.215          1,893,870
                                                       2005      1.000          1.046          2,047,088
                                                       2004      0.920          1.000          2,506,380
                                                       2003      0.734          0.920          2,752,666
                                                       2002      1.002          0.734          2,810,984
                                                       2001      1.000          1.002          2,109,710

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.604          1.666                 --
                                                       2006      1.393          1.604            307,543
                                                       2005      1.373          1.393            290,785
                                                       2004      1.241          1.373            139,195
                                                       2003      1.000          1.241             69,924

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.793          1.975                 --
                                                       2006      1.627          1.793            611,811
                                                       2005      1.531          1.627            695,119
                                                       2004      1.256          1.531            579,899
                                                       2003      1.000          1.256            184,059

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.988          1.035                 --
                                                       2006      0.934          0.988            825,415

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.027          1.033            924,596

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.351          1.314            156,252
                                                       2006      1.269          1.351             90,298

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.954          1.903            167,420
                                                       2006      1.775          1.954            153,202

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.671          0.859            613,725
                                                       2006      0.655          0.671            386,705

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.279          1.132             47,848

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.094            892,261
                                                       2006      1.001          1.074            872,387

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.071          1.058            947,864
                                                       2006      1.015          1.071            127,962

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.960          1.055            124,834
                                                       2006      0.973          0.960            161,496

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.294          1.415             16,629
                                                       2006      1.305          1.294                928

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.482          1.554            190,980

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.395          1.474            594,073
                                                       2006      1.264          1.395            476,839

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.020            478,049
                                                       2006      1.003          1.218            536,697

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200            467,936

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.570          1.619              4,709
                                                       2006      1.462          1.570              4,714

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.173          1.294                 --
                                                       2006      1.116          1.173              6,324

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.435          1.503            240,999
                                                       2006      1.388          1.435            140,064

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.979            919,079
                                                       2006      1.003          1.027            402,744

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.580          0.686            910,279
                                                       2006      0.595          0.580            972,237

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.224          1.276            843,921
                                                       2006      1.181          1.224            856,155

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.737          0.723            486,918
                                                       2006      0.718          0.737            161,739

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.832          0.849          1,260,761
                                                       2006      0.822          0.832          1,597,235

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.345          1.375            746,511
                                                       2006      1.313          1.345            961,336

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.074             38,414
                                                       2006      1.002          1.059             47,700

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.080            128,604
                                                       2006      1.001          1.041                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.048          1.079            450,376
                                                       2006      1.002          1.048            116,832

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.079          1,879,974
                                                       2006      1.002          1.053          1,137,572

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.079            390,395
                                                       2006      1.002          1.058            413,868

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.468          1.502         10,357,364
                                                       2006      1.375          1.468         11,377,250

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.050          1.096            178,860
                                                       2006      0.996          1.050            257,299

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.144          1,031,603
                                                       2006      0.998          1.067          1,100,035

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130                 --
                                                       2006      1.121          1.109            455,584
                                                       2005      1.118          1.121            507,343
                                                       2004      1.045          1.118            966,189
                                                       2003      1.000          1.045             66,862

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.227          1.310          3,593,841
                                                       2006      1.203          1.227          3,876,869
                                                       2005      1.195          1.203          4,170,974
                                                       2004      1.160          1.195          4,288,696
                                                       2003      1.125          1.160          4,958,737
                                                       2002      1.050          1.125          7,601,486
                                                       2001      1.000          1.050          1,040,045

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.875          0.948             31,826
                                                       2006      0.802          0.875             32,139
                                                       2005      0.761          0.802             32,678
                                                       2004      0.721          0.761             38,783
                                                       2003      0.556          0.721             39,926
                                                       2002      0.804          0.556             29,622
                                                       2001      1.000          0.804             14,734

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.377          1.490                 --
                                                       2006      1.098          1.377            212,109
                                                       2005      0.996          1.098            158,085
                                                       2004      0.873          0.996            146,052
                                                       2003      0.691          0.873            211,713
                                                       2002      0.855          0.691            322,648
                                                       2001      1.000          0.855             86,605

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.923          2.052                 --
                                                       2006      1.669          1.923            417,164
                                                       2005      1.588          1.669            463,651
                                                       2004      1.281          1.588            465,147
                                                       2003      0.871          1.281            572,206
                                                       2002      1.086          0.871            653,195
                                                       2001      1.000          1.086            141,792

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.914          0.973                 --
                                                       2005      0.856          0.914            169,742
                                                       2004      0.818          0.856            171,322
                                                       2003      0.644          0.818            221,463
                                                       2002      0.862          0.644            139,857
                                                       2001      1.000          0.862            898,773

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (11/99).........  2006      1.250          1.313                 --
                                                       2005      1.218          1.250            995,006
                                                       2004      1.129          1.218          1,068,502
                                                       2003      0.876          1.129          1,009,582
                                                       2002      1.037          0.876          1,084,598
                                                       2001      1.000          1.037            993,080

  Travelers Large Cap Subaccount (11/99).............  2006      0.798          0.822                 --
                                                       2005      0.747          0.798            781,209
                                                       2004      0.714          0.747            869,453
                                                       2003      0.583          0.714            855,552
                                                       2002      0.769          0.583            677,781
                                                       2001      1.000          0.769            439,291

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                 --
                                                       2005      1.007          1.076             33,731

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033                 --
                                                       2005      1.000          1.029                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.081                 --
                                                       2005      1.000          1.045                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.109                 --
                                                       2005      0.999          1.063            344,293

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.056                 --
                                                       2005      1.008          1.036            110,884

  Travelers Managed Income Subaccount (11/99)........  2006      1.193          1.181                 --
                                                       2005      1.198          1.193            992,587
                                                       2004      1.186          1.198          1,256,804
                                                       2003      1.114          1.186          2,050,418
                                                       2002      1.110          1.114          1,264,864
                                                       2001      1.000          1.110            630,893

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.881          0.934                 --
                                                       2005      0.800          0.881            861,839
                                                       2004      0.703          0.800            783,000
                                                       2003      0.591          0.703            735,879
                                                       2002      0.803          0.591            698,259
                                                       2001      1.000          0.803            662,621

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.563          0.595                 --
                                                       2005      0.556          0.563          1,006,935
                                                       2004      0.496          0.556            224,455
                                                       2003      0.369          0.496            243,051
                                                       2002      0.734          0.369            281,572
                                                       2001      0.847          0.734            107,322

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.333          1.375                 --
                                                       2005      1.318          1.333         11,368,224
                                                       2004      1.204          1.318         11,877,187
                                                       2003      1.052          1.204         10,446,839
                                                       2002      1.131          1.052          7,540,877
                                                       2001      1.000          1.131          3,539,246

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.170          1.264                 --
                                                       2005      1.119          1.170            336,557
                                                       2004      0.993          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.902          1.035                 --
                                                       2005      0.838          0.902            380,664
                                                       2004      0.737          0.838            222,987
                                                       2003      0.584          0.737            138,766
                                                       2002      0.683          0.584             53,081
                                                       2001      0.891          0.683             25,354

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                 --
                                                       2005      1.325          1.379              6,594
                                                       2004      1.214          1.325              6,543
                                                       2003      1.000          1.214                 --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.116                 --
                                                       2005      1.000          1.061              2,137

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.375          1.388                 --
                                                       2005      1.350          1.375            137,201
                                                       2004      1.239          1.350             27,029
                                                       2003      1.055          1.239              2,981
                                                       2002      1.015          1.055             17,525
                                                       2001      1.031          1.015              7,608

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.725          0.756                 --
                                                       2005      0.724          0.725          1,165,219
                                                       2004      0.668          0.724          1,352,969
                                                       2003      0.513          0.668          1,595,899
                                                       2002      0.787          0.513          1,454,962
                                                       2001      1.000          0.787          1,336,240

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.305                 --
                                                       2005      1.032          1.134                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.269                 --
                                                       2005      1.000          1.107              9,121

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.692          0.718                 --
                                                       2005      0.653          0.692            142,322
                                                       2004      0.641          0.653            162,682
                                                       2003      0.519          0.641            211,308
                                                       2002      0.748          0.519            239,297
                                                       2001      1.000          0.748            269,829

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.774          0.889          1,041,877
                                                       2006      0.766          0.774          1,012,027
                                                       2005      0.722          0.766          1,132,121
                                                       2004      0.687          0.722          1,326,872
                                                       2003      0.549          0.687          1,838,477
                                                       2002      0.829          0.549          2,153,337
                                                       2001      1.000          0.829          1,864,780




                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.153                --
                                                       2006      1.000          1.078                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.199          1.258                --
                                                       2005      1.156          1.199                --
                                                       2004      1.113          1.156                --
                                                       2003      1.000          1.113                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.257          1.313                --
                                                       2005      1.224          1.257                --
                                                       2004      1.121          1.224                --
                                                       2003      1.000          1.121                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.312          1.279                --
                                                       2005      1.163          1.312             9,868
                                                       2004      1.094          1.163             9,271
                                                       2003      1.000          1.094                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.753          1.976           199,582
                                                       2006      1.483          1.753           190,511
                                                       2005      1.324          1.483           192,656
                                                       2004      1.188          1.324           153,924
                                                       2003      1.000          1.188                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.568          1.729           364,768
                                                       2006      1.449          1.568           466,594
                                                       2005      1.270          1.449           472,693
                                                       2004      1.150          1.270           479,818
                                                       2003      1.000          1.150            44,022

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.507         1,389,509
                                                       2006      1.292          1.461         1,535,674
                                                       2005      1.244          1.292         1,549,452
                                                       2004      1.148          1.244         1,427,039
                                                       2003      1.000          1.148             6,912

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.560          1.542                --
                                                       2005      1.344          1.560            69,179
                                                       2004      1.146          1.344                --
                                                       2003      1.000          1.146                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.552          2.021                --
                                                       2005      1.475          1.552           129,943
                                                       2004      1.144          1.475                --
                                                       2003      1.000          1.144                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                --
                                                       2005      1.204          1.302            10,550
                                                       2004      1.074          1.204                --
                                                       2003      1.000          1.074                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.299          1.447                --
                                                       2005      1.202          1.299            22,867
                                                       2004      1.067          1.202                --
                                                       2003      1.049          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.625          1.874           106,953
                                                       2006      1.483          1.625           106,958
                                                       2005      1.293          1.483           106,968
                                                       2004      1.142          1.293            65,466
                                                       2003      1.000          1.142                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.876          2.124           149,854
                                                       2006      1.700          1.876           151,053
                                                       2005      1.467          1.700           150,707
                                                       2004      1.199          1.467            47,014
                                                       2003      1.000          1.199                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.218          1.240            40,069
                                                       2006      1.049          1.218                --
                                                       2005      1.027          1.049                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.434          1.565            16,832
                                                       2006      1.344          1.434            19,101
                                                       2005      1.306          1.344            19,104
                                                       2004      1.193          1.306            19,107
                                                       2003      1.000          1.193                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.342          1.560                --
                                                       2005      1.236          1.342            82,653
                                                       2004      1.118          1.236            29,759
                                                       2003      1.000          1.118                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.434          3.077           152,885
                                                       2006      1.936          2.434           175,387
                                                       2005      1.547          1.936           175,863
                                                       2004      1.264          1.547           120,614
                                                       2003      1.000          1.264                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.765          2.001            34,313
                                                       2006      1.481          1.765            67,492
                                                       2005      1.369          1.481            69,043
                                                       2004      1.176          1.369            49,391
                                                       2003      1.000          1.176                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.415          1.692                --
                                                       2005      1.324          1.415             3,963
                                                       2004      1.162          1.324                --
                                                       2003      1.000          1.162                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.653          1.976                --
                                                       2006      1.486          1.653                --
                                                       2005      1.351          1.486                --
                                                       2004      1.143          1.351                --
                                                       2003      1.000          1.143                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.352          1.514                --
                                                       2005      1.324          1.352            16,111
                                                       2004      1.174          1.324             8,143
                                                       2003      1.000          1.174                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.280          1.361                --
                                                       2006      1.214          1.280            12,173
                                                       2005      1.164          1.214            12,175
                                                       2004      1.152          1.164            12,177
                                                       2003      1.000          1.152                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.436          1.431            89,884
                                                       2006      1.345          1.436           128,256
                                                       2005      1.227          1.345           126,773
                                                       2004      1.137          1.227           117,319
                                                       2003      1.000          1.137            24,476

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.381          1.469            95,649
                                                       2006      1.225          1.381            99,147
                                                       2005      1.197          1.225           101,192
                                                       2004      1.120          1.197            90,153
                                                       2003      1.000          1.120            25,015

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.361          1.358             2,181

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.247          1.290            59,713
                                                       2006      1.150          1.247            59,742
                                                       2005      1.124          1.150            59,773
                                                       2004      1.090          1.124            59,805
                                                       2003      1.000          1.090                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.363          1.363           601,195
                                                       2006      1.222          1.363           601,288
                                                       2005      1.183          1.222           601,392
                                                       2004      1.130          1.183           749,006
                                                       2003      1.000          1.130           365,894

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.269          1.326            21,508
                                                       2006      1.096          1.269            26,358
                                                       2005      1.119          1.096            26,361
                                                       2004      1.102          1.119            26,364
                                                       2003      1.000          1.102                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.415          1.458           148,013
                                                       2006      1.252          1.415           193,468
                                                       2005      1.224          1.252           193,468
                                                       2004      1.131          1.224           149,335
                                                       2003      1.000          1.131                --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.466          1.457            58,393
                                                       2006      1.278          1.466           123,720
                                                       2005      1.243          1.278           125,924
                                                       2004      1.170          1.243           223,940
                                                       2003      1.000          1.170            43,361

  LMPVET Global Equity Subaccount (10/02)............  2007      1.461          1.504           442,972
                                                       2006      1.292          1.461           506,407
                                                       2005      1.235          1.292           467,506
                                                       2004      1.141          1.235            88,305
                                                       2003      1.000          1.141                --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.842          1.923                --
                                                       2006      1.491          1.842                --
                                                       2005      1.359          1.491                --
                                                       2004      1.175          1.359                --
                                                       2003      1.000          1.175                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.510          1.540             3,595
                                                       2006      1.301          1.510             4,579
                                                       2005      1.244          1.301             5,671
                                                       2004      1.148          1.244             6,842
                                                       2003      1.000          1.148                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.222          1.263            10,206
                                                       2006      1.190          1.222            10,214
                                                       2005      1.152          1.190            10,223
                                                       2004      1.170          1.152             9,503
                                                       2003      1.000          1.170                --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.506          1.584            68,656
                                                       2006      1.336          1.506            74,121
                                                       2005      1.257          1.336            74,707
                                                       2004      1.159          1.257            74,720
                                                       2003      1.000          1.159            21,686

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.319          1.341                --
                                                       2006      1.197          1.319             2,183
                                                       2005      1.177          1.197             2,184
                                                       2004      1.123          1.177             2,186
                                                       2003      1.000          1.123                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.594          1.722            25,107
                                                       2006      1.440          1.594            23,159
                                                       2005      1.399          1.440            23,159
                                                       2004      1.238          1.399            23,159
                                                       2003      1.000          1.238            23,159

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.013                --
                                                       2006      0.996          1.018                --
                                                       2005      0.991          0.996                --
                                                       2004      0.998          0.991                --
                                                       2003      1.000          0.998                --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.155          1.156             7,477
                                                       2006      1.116          1.155             7,839
                                                       2005      1.109          1.116             8,178
                                                       2004      1.058          1.109             9,681
                                                       2003      1.000          1.058             5,840

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.312          1.291            10,913
                                                       2006      1.204          1.312            34,308
                                                       2005      1.195          1.204            35,763
                                                       2004      1.102          1.195            16,389
                                                       2003      1.000          1.102             5,662

  LMPVIT Money Market Subaccount (11/99).............  2007      1.021          1.052                --
                                                       2006      0.994          1.021                --
                                                       2005      0.985          0.994            66,407
                                                       2004      0.995          0.985                --
                                                       2003      1.000          0.995                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.600          1.707                --
                                                       2006      1.444          1.600             1,945
                                                       2005      1.402          1.444             1,947
                                                       2004      1.236          1.402             1,948
                                                       2003      1.000          1.236                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.475          1.546                --
                                                       2006      1.272          1.475                --
                                                       2005      1.245          1.272                --
                                                       2004      1.171          1.245                --
                                                       2003      1.000          1.171                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.513          1.589                --
                                                       2006      1.303          1.513                --
                                                       2005      1.247          1.303                --
                                                       2004      1.148          1.247                --
                                                       2003      1.000          1.148                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.473          1.529                --
                                                       2006      1.279          1.473            50,463
                                                       2005      1.262          1.279            50,469
                                                       2004      1.141          1.262             7,853
                                                       2003      1.000          1.141             1,380

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.649          1.816                --
                                                       2006      1.497          1.649           244,771
                                                       2005      1.409          1.497           245,762
                                                       2004      1.157          1.409           142,694
                                                       2003      1.000          1.157            21,860

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.531          1.604                --
                                                       2006      1.448          1.531                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.590          1.600                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.350          1.312                --
                                                       2006      1.268          1.350                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.789          1.741            28,571
                                                       2006      1.626          1.789            29,585

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.579          2.021                --
                                                       2006      1.542          1.579                --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.278          1.131                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.093            87,733
                                                       2006      1.001          1.074           118,473

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.057           255,570
                                                       2006      1.015          1.070                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.332          1.464           150,905
                                                       2006      1.351          1.332           152,266

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.292          1.413                --
                                                       2006      1.304          1.292                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.002          2.099            37,791

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.393          1.472            23,992
                                                       2006      1.262          1.393            23,999

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.019            57,174
                                                       2006      1.003          1.218           306,869

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200             6,699

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.457          1.502                --
                                                       2006      1.357          1.457                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.172          1.293                --
                                                       2006      1.115          1.172                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.249          1.308            38,036
                                                       2006      1.208          1.249            22,356

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.978           174,034
                                                       2006      1.003          1.027            56,360

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.323          1.563                --
                                                       2006      1.357          1.323                --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.061          1.106            68,099
                                                       2006      1.024          1.061            70,649

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.297          1.273                --
                                                       2006      1.264          1.297                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.307          1.334                --
                                                       2006      1.292          1.307                --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.348          1.377                --
                                                       2006      1.316          1.348                --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.073                --
                                                       2006      1.002          1.059                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.079                --
                                                       2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.078            27,695
                                                       2006      1.002          1.047            27,695

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.078                --
                                                       2006      1.002          1.053                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.078           464,459
                                                       2006      1.002          1.058           421,937

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.314          1.344            40,340
                                                       2006      1.231          1.314            59,180

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.049          1.095            19,894
                                                       2006      0.996          1.049            20,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.143            12,522
                                                       2006      0.998          1.067            12,421

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130                --
                                                       2006      1.122          1.109            38,942
                                                       2005      1.119          1.122            38,952
                                                       2004      1.047          1.119            15,246
                                                       2003      1.000          1.047             1,446

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.082          1.156            73,288
                                                       2006      1.062          1.082            98,403
                                                       2005      1.056          1.062            98,403
                                                       2004      1.025          1.056            36,092
                                                       2003      1.000          1.025            25,954

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.366          1.480                --
                                                       2006      1.253          1.366                --
                                                       2005      1.190          1.253                --
                                                       2004      1.127          1.190                --
                                                       2003      1.000          1.127                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.861          2.013                --
                                                       2006      1.484          1.861                --
                                                       2005      1.348          1.484                --
                                                       2004      1.181          1.348                --
                                                       2003      1.000          1.181                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.855          1.979                --
                                                       2006      1.611          1.855            96,041
                                                       2005      1.533          1.611            96,396
                                                       2004      1.237          1.533             7,466
                                                       2003      1.000          1.237                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.270          1.351                --
                                                       2005      1.189          1.270           152,266
                                                       2004      1.138          1.189           152,252
                                                       2003      1.000          1.138                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.254          1.316                --
                                                       2005      1.223          1.254                --
                                                       2004      1.133          1.223                --
                                                       2003      1.000          1.133                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.254          1.292                --
                                                       2005      1.176          1.254                --
                                                       2004      1.124          1.176                --
                                                       2003      1.000          1.124                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                --
                                                       2005      1.007          1.076                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032                --
                                                       2005      1.000          1.029                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.081                --
                                                       2005      1.000          1.044                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108                --
                                                       2005      0.999          1.063           381,359

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055                --
                                                       2005      1.008          1.036            26,298

  Travelers Managed Income Subaccount (11/99)........  2006      1.035          1.024                --
                                                       2005      1.040          1.035            72,576
                                                       2004      1.030          1.040            72,586
                                                       2003      1.000          1.030            72,590

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.365          1.448                --
                                                       2005      1.241          1.365                --
                                                       2004      1.091          1.241                --
                                                       2003      1.000          1.091                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.284          1.357                --
                                                       2005      1.269          1.284                --
                                                       2004      1.133          1.269                --
                                                       2003      1.000          1.133                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.194          1.231                --
                                                       2005      1.181          1.194            61,038
                                                       2004      1.080          1.181            65,315
                                                       2003      1.000          1.080             8,740

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.169          1.262                --
                                                       2005      1.119          1.169            24,007
                                                       2004      0.993          1.119            12,670

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.417          1.626                --
                                                       2005      1.318          1.417            30,763
                                                       2004      1.160          1.318            31,131
                                                       2003      1.000          1.160            21,973

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.280          1.357                --
                                                       2005      1.231          1.280                --
                                                       2004      1.128          1.231                --
                                                       2003      1.000          1.128                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.115                --
                                                       2005      1.000          1.061                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.197          1.208                --
                                                       2005      1.176          1.197            22,356
                                                       2004      1.080          1.176                --
                                                       2003      1.000          1.080                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.211          1.263                --
                                                       2005      1.209          1.211                --
                                                       2004      1.118          1.209                --
                                                       2003      1.000          1.118                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304                --
                                                       2005      1.032          1.134                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268                --
                                                       2005      1.000          1.107                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.219          1.264                --
                                                       2005      1.152          1.219                --
                                                       2004      1.129          1.152                --
                                                       2003      1.000          1.129                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.255          1.441             4,474
                                                       2006      1.243          1.255            27,729
                                                       2005      1.173          1.243            27,732
                                                       2004      1.116          1.173             4,483
                                                       2003      1.000          1.116                --

                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.153               --
                                                       2006      1.000          1.078               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.043          1.094               --
                                                       2005      1.000          1.043               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.011          1.056               --
                                                       2005      1.000          1.011               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.159          1.130               --
                                                       2005      1.000          1.159               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.324          1.491          197,993
                                                       2006      1.120          1.324          181,275
                                                       2005      1.000          1.120          168,933

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.240          1.367          428,012
                                                       2006      1.147          1.240          423,851
                                                       2005      1.000          1.147          313,562

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.178          1.214          428,828
                                                       2006      1.042          1.178          429,613
                                                       2005      1.000          1.042          376,426

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.169          1.156               --
                                                       2005      1.000          1.169               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.087          1.415               --
                                                       2005      1.000          1.087           66,535

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.080          1.173               --
                                                       2005      1.000          1.080               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.106          1.232               --
                                                       2005      1.000          1.106               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.243          1.433            8,336
                                                       2006      1.136          1.243            8,336
                                                       2005      1.000          1.136            8,340

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.259          1.425           65,873
                                                       2006      1.142          1.259           65,873
                                                       2005      1.000          1.142           13,430

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.217          1.239           34,948
                                                       2006      1.049          1.217           34,967
                                                       2005      1.027          1.049           26,268

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.125          1.227            8,631
                                                       2006      1.055          1.125            8,631
                                                       2005      1.000          1.055            8,635

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.083          1.258               --
                                                       2005      1.000          1.083          162,991

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.523          1.924           46,682
                                                       2006      1.211          1.523           29,157
                                                       2005      1.000          1.211            3,626

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.281          1.451          115,660
                                                       2006      1.075          1.281          112,602
                                                       2005      1.000          1.075           24,059

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.065          1.273               --
                                                       2005      1.000          1.065               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.230          1.469               --
                                                       2006      1.107          1.230               --
                                                       2005      1.000          1.107               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.032          1.155               --
                                                       2005      1.000          1.032               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.101          1.171               --
                                                       2006      1.046          1.101               --
                                                       2005      1.000          1.046               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.186          1.181           17,481
                                                       2006      1.111          1.186            2,120
                                                       2005      1.000          1.111            1,784

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.145          1.218            8,391
                                                       2006      1.016          1.145            8,391
                                                       2005      1.000          1.016            8,395

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.160          1.157           25,337

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.119          1.156          284,544
                                                       2006      1.032          1.119          284,552
                                                       2005      1.000          1.032          211,715

  LMPVET Capital Subaccount (10/02)..................  2007      1.166          1.165          110,989
                                                       2006      1.046          1.166          283,159
                                                       2005      1.000          1.046          273,181

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.136          1.186               --
                                                       2006      0.982          1.136               --
                                                       2005      1.000          0.982               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.162          1.196               --
                                                       2006      1.029          1.162               --
                                                       2005      1.000          1.029               --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.194          1.186            2,797
                                                       2006      1.042          1.194            2,805
                                                       2005      1.000          1.042            2,355

  LMPVET Global Equity Subaccount (10/02)............  2007      1.194          1.229          286,954
                                                       2006      1.056          1.194          282,605
                                                       2005      1.000          1.056          219,327

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.346          1.404               --
                                                       2006      1.090          1.346               --
                                                       2005      1.000          1.090               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.217          1.240            2,667
                                                       2006      1.049          1.217            2,670
                                                       2005      1.000          1.049            2,673

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.086          1.121           35,844
                                                       2006      1.058          1.086           35,852
                                                       2005      1.000          1.058           35,861

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.208          1.269            2,743
                                                       2006      1.072          1.208            2,751
                                                       2005      1.000          1.072            2,312

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.124          1.142               --
                                                       2006      1.021          1.124           25,337
                                                       2005      1.000          1.021               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.192          1.287           41,790
                                                       2006      1.078          1.192               --
                                                       2005      1.000          1.078               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.025          1.020               --
                                                       2006      1.004          1.025               --
                                                       2005      1.000          1.004               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.032          1.033               --
                                                       2006      0.998          1.032               --
                                                       2005      1.000          0.998               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.089          1.072           36,578
                                                       2006      1.000          1.089           36,587
                                                       2005      1.000          1.000           36,596

  LMPVIT Money Market Subaccount (11/99).............  2007      1.036          1.066               --
                                                       2006      1.009          1.036               --
                                                       2005      1.000          1.009               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.194          1.273               --
                                                       2006      1.078          1.194           41,796
                                                       2005      1.000          1.078               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.201          1.259               --
                                                       2006      1.036          1.201               --
                                                       2005      1.000          1.036               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.217          1.278               --
                                                       2006      1.049          1.217               --
                                                       2005      1.000          1.049               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.182          1.227               --
                                                       2006      1.027          1.182          101,240
                                                       2005      1.000          1.027           92,966

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.185          1.305               --
                                                       2006      1.076          1.185           51,794
                                                       2005      1.000          1.076           51,824

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.225          1.283               --
                                                       2006      1.159          1.225               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.272          1.279               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.348          1.310               --
                                                       2006      1.268          1.348               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.351          1.314           47,798
                                                       2006      1.229          1.351           28,638

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.183          1.514               --
                                                       2006      1.156          1.183               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.277          1.129               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.093          386,060
                                                       2006      1.001          1.074          231,203

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.056           57,389
                                                       2006      1.015          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.135          1.247               --
                                                       2006      1.152          1.135               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.291          1.411               --
                                                       2006      1.304          1.291               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.482          1.553               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.236          1.305           74,165
                                                       2006      1.120          1.236           44,940

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.018           95,350
                                                       2006      1.003          1.218           81,292

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.004          1.061            7,942

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.191          1.227               --
                                                       2006      1.110          1.191               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.171          1.291               --
                                                       2006      1.115          1.171               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.052          1.101           22,477
                                                       2006      1.018          1.052           22,477

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.977           46,819
                                                       2006      1.003          1.027               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.080          1.275           46,380
                                                       2006      1.108          1.080           38,929

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.016          1.057               --
                                                       2006      0.980          1.016               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.142          1.120               --
                                                       2006      1.114          1.142               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.122          1.144               --
                                                       2006      1.109          1.122               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.108          1.132           36,384
                                                       2006      1.082          1.108           36,393

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.058          1.072               --
                                                       2006      1.002          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.078               --
                                                       2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.077          249,695
                                                       2006      1.002          1.047          249,695

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.077           53,095
                                                       2006      1.002          1.052           90,721

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.077          149,081
                                                       2006      1.002          1.057          149,081

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.113          1.137           87,785
                                                       2006      1.043          1.113           87,816

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.049          1.094            8,457
                                                       2006      0.996          1.049            8,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.142            8,319
                                                       2006      0.998          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      0.981          0.999               --
                                                       2006      0.993          0.981            7,942
                                                       2005      1.000          0.993            7,946

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.020          1.088           56,607
                                                       2006      1.001          1.020           56,633
                                                       2005      1.000          1.001           76,851

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.166          1.262               --
                                                       2006      1.070          1.166               --
                                                       2005      1.000          1.070               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.377          1.490               --
                                                       2006      1.099          1.377               --
                                                       2005      1.000          1.099               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.216          1.297               --
                                                       2006      1.056          1.216           39,275
                                                       2005      1.000          1.056           13,937

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.083          1.152               --
                                                       2005      1.000          1.083               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.031          1.082               --
                                                       2005      1.000          1.031           36,401

  Travelers Large Cap Subaccount (11/99).............  2006      1.077          1.109               --
                                                       2005      1.000          1.077               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.142               --
                                                       2005      1.007          1.075               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032               --
                                                       2005      1.000          1.029               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.080               --
                                                       2005      1.000          1.044               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108               --
                                                       2005      0.999          1.063               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055               --
                                                       2005      1.008          1.036          237,205

  Travelers Managed Income Subaccount (11/99)........  2006      0.991          0.980               --
                                                       2005      1.000          0.991               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.092          1.159               --
                                                       2005      1.000          1.092               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.048          1.108               --
                                                       2005      1.000          1.048           29,365

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.011          1.043               --
                                                       2005      1.000          1.011           69,569

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.038          1.120               --
                                                       2005      1.000          1.038               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.071          1.229               --
                                                       2005      1.000          1.071           28,661

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.047          1.110               --
                                                       2005      1.000          1.047               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.115               --
                                                       2005      1.000          1.060               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.009          1.018               --
                                                       2005      1.000          1.009           22,476

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.046          1.090               --
                                                       2005      1.000          1.046               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304               --
                                                       2005      1.032          1.134               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.268               --
                                                       2005      1.000          1.106               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.074          1.114               --
                                                       2005      1.000          1.074               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.087          1.247               --
                                                       2006      1.077          1.087               --
                                                       2005      1.000          1.077               --




               VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 2.00% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.077          1.152               --
                                                       2006      1.000          1.077               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.268          1.330               --
                                                       2005      1.224          1.268               --
                                                       2004      1.181          1.224               --
                                                       2003      0.963          1.181               --
                                                       2002      1.000          0.963               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.391          1.452               --
                                                       2005      1.356          1.391               --
                                                       2004      1.244          1.356               --
                                                       2003      0.960          1.244               --
                                                       2002      1.000          0.960               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334               --
                                                       2005      1.217          1.370               --
                                                       2004      1.146          1.217               --
                                                       2003      0.948          1.146               --
                                                       2002      1.000          0.948               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.917          2.158           35,121
                                                       2006      1.624          1.917           35,126
                                                       2005      1.452          1.624           33,966
                                                       2004      1.305          1.452           23,757
                                                       2003      0.984          1.305           14,210
                                                       2002      1.000          0.984               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.748          1.925           45,095
                                                       2006      1.618          1.748           45,099
                                                       2005      1.420          1.618           43,539
                                                       2004      1.288          1.420           29,816
                                                       2003      0.961          1.288           18,424
                                                       2002      1.000          0.961               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.598          1.645           17,467
                                                       2006      1.415          1.598           17,480
                                                       2005      1.364          1.415           17,494
                                                       2004      1.261          1.364           17,509
                                                       2003      0.971          1.261           12,992
                                                       2002      1.000          0.971               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.610          1.591               --
                                                       2005      1.389          1.610            3,713
                                                       2004      1.186          1.389            4,177
                                                       2003      0.968          1.186            8,793
                                                       2002      1.000          0.968               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.787          2.323               --
                                                       2005      1.701          1.787               --
                                                       2004      1.321          1.701               --
                                                       2003      1.005          1.321               --
                                                       2002      1.000          1.005               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298               --
                                                       2004      1.074          1.202               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.000          1.067               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.767          2.035               --
                                                       2006      1.615          1.767               --
                                                       2005      1.410          1.615               --
                                                       2004      1.247          1.410               --
                                                       2003      0.991          1.247               --
                                                       2002      1.000          0.991               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.082          2.353               --
                                                       2006      1.889          2.082               --
                                                       2005      1.633          1.889           18,885
                                                       2004      1.336          1.633           12,999
                                                       2003      0.986          1.336            9,625
                                                       2002      1.000          0.986               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.215          1.236               --
                                                       2006      1.048          1.215               --
                                                       2005      1.027          1.048               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.558          1.699               --
                                                       2006      1.463          1.558               --
                                                       2005      1.424          1.463               --
                                                       2004      1.303          1.424               --
                                                       2003      0.969          1.303               --
                                                       2002      1.000          0.969               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693               --
                                                       2005      1.347          1.459            3,077
                                                       2004      1.220          1.347            3,116
                                                       2003      0.994          1.220            3,153
                                                       2002      1.000          0.994               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.765          3.490               --
                                                       2006      2.202          2.765               --
                                                       2005      1.763          2.202               --
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.914          2.166           21,921
                                                       2006      1.608          1.914           21,921
                                                       2005      1.489          1.608               --
                                                       2004      1.281          1.489               --
                                                       2003      0.989          1.281               --
                                                       2002      1.000          0.989               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.535          1.833               --
                                                       2005      1.438          1.535               --
                                                       2004      1.265          1.438               --
                                                       2003      0.976          1.265               --
                                                       2002      1.000          0.976               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.870          2.231               --
                                                       2006      1.684          1.870               --
                                                       2005      1.533          1.684               --
                                                       2004      1.298          1.533               --
                                                       2003      0.983          1.298               --
                                                       2002      1.000          0.983               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527               --
                                                       2004      1.330          1.498               --
                                                       2003      1.000          1.330               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.397          1.485               --
                                                       2006      1.328          1.397               --
                                                       2005      1.274          1.328               --
                                                       2004      1.263          1.274               --
                                                       2003      0.960          1.263               --
                                                       2002      1.000          0.960               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.577          1.569           11,855
                                                       2006      1.479          1.577           10,527
                                                       2005      1.351          1.479           10,534
                                                       2004      1.254          1.351           10,542
                                                       2003      0.951          1.254           10,550
                                                       2002      1.000          0.951               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.463          1.555               --
                                                       2006      1.300          1.463               --
                                                       2005      1.272          1.300               --
                                                       2004      1.193          1.272               --
                                                       2003      0.977          1.193               --
                                                       2002      1.000          0.977               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.465          1.461               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.334          1.377               --
                                                       2006      1.231          1.334               --
                                                       2005      1.205          1.231               --
                                                       2004      1.171          1.205               --
                                                       2003      0.979          1.171               --
                                                       2002      1.000          0.979               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.500          1.497               --
                                                       2006      1.347          1.500               --
                                                       2005      1.305          1.347               --
                                                       2004      1.249          1.305               --
                                                       2003      0.969          1.249               --
                                                       2002      1.000          0.969               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.336          1.394               --
                                                       2006      1.156          1.336               --
                                                       2005      1.181          1.156               --
                                                       2004      1.166          1.181               --
                                                       2003      0.963          1.166               --
                                                       2002      1.000          0.963               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.509          1.551               --
                                                       2006      1.337          1.509               --
                                                       2005      1.308          1.337               --
                                                       2004      1.211          1.308               --
                                                       2003      0.967          1.211               --
                                                       2002      1.000          0.967               --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.637          1.625            9,575
                                                       2006      1.430          1.637               --
                                                       2005      1.392          1.430               --
                                                       2004      1.312          1.392               --
                                                       2003      0.966          1.312               --
                                                       2002      1.000          0.966               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.582          1.627               --
                                                       2006      1.401          1.582               --
                                                       2005      1.341          1.401               --
                                                       2004      1.241          1.341               --
                                                       2003      0.963          1.241               --
                                                       2002      1.000          0.963               --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.922          2.003               --
                                                       2006      1.558          1.922               --
                                                       2005      1.423          1.558               --
                                                       2004      1.231          1.423               --
                                                       2003      0.986          1.231               --
                                                       2002      1.000          0.986               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.628          1.658               --
                                                       2006      1.405          1.628               --
                                                       2005      1.345          1.405               --
                                                       2004      1.243          1.345               --
                                                       2003      0.958          1.243               --
                                                       2002      1.000          0.958               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.424          1.469               --
                                                       2006      1.388          1.424               --
                                                       2005      1.346          1.388               --
                                                       2004      1.369          1.346               --
                                                       2003      0.946          1.369               --
                                                       2002      1.000          0.946               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.607          1.687               --
                                                       2006      1.428          1.607               --
                                                       2005      1.345          1.428               --
                                                       2004      1.242          1.345               --
                                                       2003      0.977          1.242               --
                                                       2002      1.000          0.977               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.421          1.443               --
                                                       2006      1.291          1.421               --
                                                       2005      1.272          1.291               --
                                                       2004      1.216          1.272               --
                                                       2003      0.962          1.216               --
                                                       2002      1.000          0.962               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.815          1.957               --
                                                       2006      1.642          1.815               --
                                                       2005      1.597          1.642               --
                                                       2004      1.415          1.597               --
                                                       2003      0.970          1.415               --
                                                       2002      1.000          0.970               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.013          1.006               --
                                                       2006      0.993          1.013               --
                                                       2005      0.989          0.993               --
                                                       2004      0.998          0.989               --
                                                       2003      1.000          0.998               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.202          1.202               --
                                                       2006      1.164          1.202               --
                                                       2005      1.158          1.164               --
                                                       2004      1.106          1.158               --
                                                       2003      1.010          1.106               --
                                                       2002      1.000          1.010               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.491          1.466            5,736
                                                       2006      1.371          1.491            5,740
                                                       2005      1.363          1.371            5,744
                                                       2004      1.259          1.363            5,748
                                                       2003      1.007          1.259            5,752
                                                       2002      1.000          1.007               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.008          1.037               --
                                                       2006      0.983          1.008               --
                                                       2005      0.975          0.983               --
                                                       2004      0.986          0.975               --
                                                       2003      1.000          0.986               --
                                                       2002      1.000          1.000               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.749          1.864               --
                                                       2006      1.580          1.749               --
                                                       2005      1.537          1.580               --
                                                       2004      1.356          1.537               --
                                                       2003      0.974          1.356               --
                                                       2002      1.000          0.974               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.640          1.718               --
                                                       2006      1.417          1.640            9,474
                                                       2005      1.389          1.417            9,670
                                                       2004      1.308          1.389            9,553
                                                       2003      0.960          1.308            9,550
                                                       2002      1.000          0.960               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.591          1.670               --
                                                       2006      1.372          1.591               --
                                                       2005      1.314          1.372               --
                                                       2004      1.212          1.314               --
                                                       2003      0.969          1.212               --
                                                       2002      1.000          0.969               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.592          1.653               --
                                                       2006      1.385          1.592               --
                                                       2005      1.369          1.385               --
                                                       2004      1.239          1.369               --
                                                       2003      1.000          1.239               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.780          1.960               --
                                                       2006      1.618          1.780               --
                                                       2005      1.525          1.618               --
                                                       2004      1.255          1.525               --
                                                       2003      1.000          1.255               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.615          1.691               --
                                                       2006      1.529          1.615               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.677          1.685               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.346          1.307               --
                                                       2006      1.266          1.346               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.938          1.883               --
                                                       2006      1.764          1.938               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.626          2.080            3,322
                                                       2006      1.591          1.626            3,916

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.274          1.126               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.073          1.091               --
                                                       2006      1.001          1.073               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.054               --
                                                       2006      1.015          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.429          1.567               --
                                                       2006      1.450          1.429               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.289          1.408               --
                                                       2006      1.303          1.289               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.113          2.213               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.387          1.463               --
                                                       2006      1.259          1.387               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.217          1.016               --
                                                       2006      1.003          1.217               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.126          1.189               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.559          1.604               --
                                                       2006      1.453          1.559               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.169          1.289               --
                                                       2006      1.114          1.169               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.422           20,063
                                                       2006      1.317          1.360           20,063

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.975               --
                                                       2006      1.003          1.026               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.521          1.795               --
                                                       2006      1.562          1.521               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.106          1.150               --
                                                       2006      1.068          1.106               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.360          1.332               --
                                                       2006      1.327          1.360               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.367          1.393               --
                                                       2006      1.352          1.367               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.459          1.489               --
                                                       2006      1.426          1.459               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.070               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.076               --
                                                       2006      1.001          1.040               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.075               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.076               --
                                                       2006      1.002          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.075               --
                                                       2006      1.002          1.057               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.365          1.393           85,919
                                                       2006      1.280          1.365           85,924

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.048          1.092               --
                                                       2006      0.996          1.048               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.140               --
                                                       2006      0.998          1.066               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.101          1.121               --
                                                       2006      1.115          1.101               --
                                                       2005      1.114          1.115               --
                                                       2004      1.044          1.114               --
                                                       2003      1.000          1.044               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.095          1.167           36,373
                                                       2006      1.076          1.095           36,588
                                                       2005      1.071          1.076           35,267
                                                       2004      1.042          1.071           25,374
                                                       2003      1.012          1.042           24,369
                                                       2002      1.000          1.012               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.496          1.618               --
                                                       2006      1.374          1.496               --
                                                       2005      1.307          1.374               --
                                                       2004      1.240          1.307               --
                                                       2003      0.958          1.240               --
                                                       2002      1.000          0.958               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.965          2.124               --
                                                       2006      1.569          1.965               --
                                                       2005      1.427          1.569               --
                                                       2004      1.253          1.427               --
                                                       2003      0.994          1.253               --
                                                       2002      1.000          0.994               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.138          2.281               --
                                                       2006      1.860          2.138               --
                                                       2005      1.773          1.860               --
                                                       2004      1.433          1.773               --
                                                       2003      0.977          1.433               --
                                                       2002      1.000          0.977               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.364          1.450               --
                                                       2005      1.279          1.364               --
                                                       2004      1.226          1.279               --
                                                       2003      0.967          1.226               --
                                                       2002      1.000          0.967               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426               --
                                                       2005      1.327          1.359               --
                                                       2004      1.232          1.327               --
                                                       2003      0.958          1.232               --
                                                       2002      1.000          0.958               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352               --
                                                       2005      1.233          1.314               --
                                                       2004      1.181          1.233               --
                                                       2003      0.967          1.181               --
                                                       2002      1.000          0.967               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.141               --
                                                       2005      1.007          1.075               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031               --
                                                       2005      1.000          1.028               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.079               --
                                                       2005      1.000          1.044               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106               --
                                                       2005      0.999          1.062               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054               --
                                                       2005      1.008          1.035               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.080          1.068               --
                                                       2005      1.087          1.080           23,350
                                                       2004      1.078          1.087           13,913
                                                       2003      1.014          1.078            9,585
                                                       2002      1.000          1.014               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529               --
                                                       2005      1.313          1.442               --
                                                       2004      1.156          1.313               --
                                                       2003      0.973          1.156               --
                                                       2002      1.000          0.973               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.478          1.562               --
                                                       2005      1.463          1.478               --
                                                       2004      1.308          1.463               --
                                                       2003      0.974          1.308               --
                                                       2002      1.000          0.974               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.242          1.280               --
                                                       2005      1.230          1.242           82,303
                                                       2004      1.126          1.230           53,215
                                                       2003      0.986          1.126           34,407
                                                       2002      1.000          0.986               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.166          1.259               --
                                                       2005      1.118          1.166               --
                                                       2004      0.993          1.118               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.537          1.764               --
                                                       2005      1.432          1.537               --
                                                       2004      1.262          1.432               --
                                                       2003      1.001          1.262               --
                                                       2002      1.000          1.001               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.000          1.212               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114               --
                                                       2005      1.000          1.060               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.306          1.317               --
                                                       2005      1.285          1.306               --
                                                       2004      1.181          1.285               --
                                                       2003      1.008          1.181               --
                                                       2002      1.000          1.008               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418               --
                                                       2005      1.361          1.361               --
                                                       2004      1.260          1.361               --
                                                       2003      0.969          1.260               --
                                                       2002      1.000          0.969               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303               --
                                                       2005      1.032          1.133               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266               --
                                                       2005      1.000          1.105               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.280          1.327               --
                                                       2005      1.211          1.280               --
                                                       2004      1.190          1.211               --
                                                       2003      0.966          1.190               --
                                                       2002      1.000          0.966               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.340          1.537               --
                                                       2006      1.329          1.340               --
                                                       2005      1.257          1.329               --
                                                       2004      1.198          1.257               --
                                                       2003      0.959          1.198               --
                                                       2002      1.000          0.959               --

               VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 2.00% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.077          1.152                --
                                                       2006      1.000          1.077             6,213

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.268          1.330                --
                                                       2005      1.224          1.268             4,676
                                                       2004      1.181          1.224            12,413
                                                       2003      0.963          1.181            17,759
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.391          1.452                --
                                                       2005      1.356          1.391            47,989
                                                       2004      1.244          1.356            64,717
                                                       2003      0.960          1.244            56,384
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334                --
                                                       2005      1.217          1.370           104,732
                                                       2004      1.146          1.217           215,603
                                                       2003      0.948          1.146           140,484
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.917          2.158           499,634
                                                       2006      1.624          1.917           628,631
                                                       2005      1.452          1.624           576,073
                                                       2004      1.305          1.452           568,405
                                                       2003      0.984          1.305           230,499
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.748          1.925         1,995,283
                                                       2006      1.618          1.748         2,262,900
                                                       2005      1.420          1.618         2,311,340
                                                       2004      1.288          1.420         2,174,558
                                                       2003      0.961          1.288         1,570,074
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.598          1.645         2,158,603
                                                       2006      1.415          1.598         2,334,870
                                                       2005      1.364          1.415         2,450,277
                                                       2004      1.261          1.364         2,464,499
                                                       2003      0.971          1.261         1,651,863
                                                       2002      1.000          0.971                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.610          1.591                --
                                                       2005      1.389          1.610           108,294
                                                       2004      1.186          1.389           116,560
                                                       2003      0.968          1.186            78,193
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.787          2.323                --
                                                       2005      1.701          1.787            49,108
                                                       2004      1.321          1.701            58,237
                                                       2003      1.005          1.321            37,104
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410                --
                                                       2005      1.202          1.298            24,867
                                                       2004      1.074          1.202                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442                --
                                                       2005      1.200          1.295                --
                                                       2004      1.067          1.200                --
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.767          2.035           372,655
                                                       2006      1.615          1.767           339,713
                                                       2005      1.410          1.615           324,355
                                                       2004      1.247          1.410           298,724
                                                       2003      0.991          1.247           269,026
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.082          2.353           290,887
                                                       2006      1.889          2.082           305,836
                                                       2005      1.633          1.889           449,084
                                                       2004      1.336          1.633           440,395
                                                       2003      0.986          1.336           412,733
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.215          1.236           182,332
                                                       2006      1.048          1.215           173,553
                                                       2005      1.027          1.048                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.558          1.699           143,040
                                                       2006      1.463          1.558           192,908
                                                       2005      1.424          1.463           208,273
                                                       2004      1.303          1.424           215,079
                                                       2003      0.969          1.303           201,494
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693                --
                                                       2005      1.347          1.459           522,692
                                                       2004      1.220          1.347           480,020
                                                       2003      0.994          1.220           399,669
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.765          3.490            94,223
                                                       2006      2.202          2.765            75,587
                                                       2005      1.763          2.202            91,590
                                                       2004      1.442          1.763           100,794
                                                       2003      1.000          1.442            71,761

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.914          2.166           320,527
                                                       2006      1.608          1.914           375,537
                                                       2005      1.489          1.608           328,303
                                                       2004      1.281          1.489           310,191
                                                       2003      0.989          1.281           244,758
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.535          1.833                --
                                                       2005      1.438          1.535            77,237
                                                       2004      1.265          1.438            53,572
                                                       2003      0.976          1.265            21,906
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.870          2.231           106,650
                                                       2006      1.684          1.870           107,057
                                                       2005      1.533          1.684           101,732
                                                       2004      1.298          1.533           113,467
                                                       2003      0.983          1.298            99,969
                                                       2002      1.000          0.983                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708                --
                                                       2005      1.498          1.527           185,107
                                                       2004      1.330          1.498           150,508
                                                       2003      1.000          1.330            97,171

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.397          1.485                --
                                                       2006      1.328          1.397            43,087
                                                       2005      1.274          1.328            43,087
                                                       2004      1.263          1.274            43,087
                                                       2003      0.960          1.263            36,370
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.577          1.569         1,377,897
                                                       2006      1.479          1.577         1,531,737
                                                       2005      1.351          1.479         1,809,745
                                                       2004      1.254          1.351         1,816,909
                                                       2003      0.951          1.254         1,298,237
                                                       2002      1.000          0.951                --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.463          1.555           937,091
                                                       2006      1.300          1.463           976,227
                                                       2005      1.272          1.300         1,085,449
                                                       2004      1.193          1.272         1,128,648
                                                       2003      0.977          1.193           921,298
                                                       2002      1.000          0.977                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.465          1.461           102,623

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.334          1.377         1,131,419
                                                       2006      1.231          1.334         1,209,899
                                                       2005      1.205          1.231         1,256,843
                                                       2004      1.171          1.205         1,461,710
                                                       2003      0.979          1.171         1,099,017
                                                       2002      1.000          0.979                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.500          1.497         3,432,326
                                                       2006      1.347          1.500         3,717,729
                                                       2005      1.305          1.347         4,165,660
                                                       2004      1.249          1.305         4,713,968
                                                       2003      0.969          1.249         3,197,280
                                                       2002      1.000          0.969                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.336          1.394            48,606
                                                       2006      1.156          1.336            48,632
                                                       2005      1.181          1.156            49,847
                                                       2004      1.166          1.181            49,884
                                                       2003      0.963          1.166            45,863
                                                       2002      1.000          0.963                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.509          1.551           262,292
                                                       2006      1.337          1.509           268,238
                                                       2005      1.308          1.337           283,325
                                                       2004      1.211          1.308           411,322
                                                       2003      0.967          1.211           374,650
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.637          1.625           694,811
                                                       2006      1.430          1.637           555,906
                                                       2005      1.392          1.430           606,298
                                                       2004      1.312          1.392           638,547
                                                       2003      0.966          1.312           404,104
                                                       2002      1.000          0.966                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.582          1.627           489,698
                                                       2006      1.401          1.582           389,097
                                                       2005      1.341          1.401           378,089
                                                       2004      1.241          1.341           460,907
                                                       2003      0.963          1.241           351,981
                                                       2002      1.000          0.963                --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.922          2.003            15,786
                                                       2006      1.558          1.922            15,788
                                                       2005      1.423          1.558            15,792
                                                       2004      1.231          1.423            40,407
                                                       2003      0.986          1.231            38,851
                                                       2002      1.000          0.986                --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.628          1.658           253,891
                                                       2006      1.405          1.628           231,247
                                                       2005      1.345          1.405           244,928
                                                       2004      1.243          1.345           294,184
                                                       2003      0.958          1.243           275,654
                                                       2002      1.000          0.958                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.424          1.469           289,058
                                                       2006      1.388          1.424           381,905
                                                       2005      1.346          1.388           426,543
                                                       2004      1.369          1.346           454,406
                                                       2003      0.946          1.369           213,469
                                                       2002      1.000          0.946                --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.607          1.687           250,439
                                                       2006      1.428          1.607           261,845
                                                       2005      1.345          1.428           398,914
                                                       2004      1.242          1.345           414,770
                                                       2003      0.977          1.242           186,432
                                                       2002      1.000          0.977                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.421          1.443                --
                                                       2006      1.291          1.421           105,166
                                                       2005      1.272          1.291           131,126
                                                       2004      1.216          1.272           174,476
                                                       2003      0.962          1.216           152,815
                                                       2002      1.000          0.962                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.815          1.957           227,745
                                                       2006      1.642          1.815           100,852
                                                       2005      1.597          1.642            99,006
                                                       2004      1.415          1.597           103,106
                                                       2003      0.970          1.415           115,709
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.013          1.006            83,479
                                                       2006      0.993          1.013            85,099
                                                       2005      0.989          0.993            85,790
                                                       2004      0.998          0.989            59,976
                                                       2003      1.000          0.998            19,961

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.202          1.202           181,253
                                                       2006      1.164          1.202           177,397
                                                       2005      1.158          1.164           171,178
                                                       2004      1.106          1.158           162,450
                                                       2003      1.010          1.106           136,928
                                                       2002      1.000          1.010                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.491          1.466           611,942
                                                       2006      1.371          1.491           657,969
                                                       2005      1.363          1.371           660,536
                                                       2004      1.259          1.363           626,071
                                                       2003      1.007          1.259           963,403
                                                       2002      1.000          1.007                --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.008          1.037           899,817
                                                       2006      0.983          1.008           886,641
                                                       2005      0.975          0.983           762,624
                                                       2004      0.986          0.975           533,026
                                                       2003      1.000          0.986           152,315
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.749          1.864                --
                                                       2006      1.580          1.749           140,991
                                                       2005      1.537          1.580           131,036
                                                       2004      1.356          1.537           164,400
                                                       2003      0.974          1.356            94,319
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.640          1.718                --
                                                       2006      1.417          1.640           240,038
                                                       2005      1.389          1.417           248,233
                                                       2004      1.308          1.389           248,890
                                                       2003      0.960          1.308           211,895
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.591          1.670                --
                                                       2006      1.372          1.591            32,871
                                                       2005      1.314          1.372            32,871
                                                       2004      1.212          1.314            32,871
                                                       2003      0.969          1.212            32,871
                                                       2002      1.000          0.969                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.592          1.653                --
                                                       2006      1.385          1.592           377,032
                                                       2005      1.369          1.385           341,133
                                                       2004      1.239          1.369           290,674
                                                       2003      1.000          1.239           167,595

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.780          1.960                --
                                                       2006      1.618          1.780           295,597
                                                       2005      1.525          1.618           320,871
                                                       2004      1.255          1.525           349,328
                                                       2003      1.000          1.255           217,985

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.615          1.691                --
                                                       2006      1.529          1.615            32,936

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.677          1.685            32,213

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.346          1.307                --
                                                       2006      1.266          1.346                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.938          1.883           186,375
                                                       2006      1.764          1.938           192,080

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.626          2.080             8,148
                                                       2006      1.591          1.626           113,033

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.274          1.126            25,543

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.073          1.091         1,154,384
                                                       2006      1.001          1.073           763,296

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.054           450,430
                                                       2006      1.015          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.429          1.567            40,284
                                                       2006      1.450          1.429            41,909

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.289          1.408                --
                                                       2006      1.303          1.289                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.113          2.213           233,008

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.387          1.463            97,428
                                                       2006      1.259          1.387            66,418

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.217          1.016           121,804
                                                       2006      1.003          1.217           144,660

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.126          1.189           332,092

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.559          1.604            43,526
                                                       2006      1.453          1.559            10,758

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.169          1.289                --
                                                       2006      1.114          1.169            17,457

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.422             1,721
                                                       2006      1.317          1.360             5,955

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.975           524,955
                                                       2006      1.003          1.026           286,299

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.521          1.795           306,871
                                                       2006      1.562          1.521           280,513

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.106          1.150           378,055
                                                       2006      1.068          1.106           390,131

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.360          1.332            26,623
                                                       2006      1.327          1.360            22,159

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.367          1.393           175,543
                                                       2006      1.352          1.367           181,146

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.459          1.489           827,289
                                                       2006      1.426          1.459           863,921

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.070            72,518
                                                       2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.076                --
                                                       2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.075            25,057
                                                       2006      1.002          1.046            26,488

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.076           445,185
                                                       2006      1.002          1.052           329,787

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.075           319,705
                                                       2006      1.002          1.057           258,637

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.365          1.393         1,658,650
                                                       2006      1.280          1.365         1,719,060

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.048          1.092           135,875
                                                       2006      0.996          1.048           138,503

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.140           110,938
                                                       2006      0.998          1.066           130,654

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.101          1.121                --
                                                       2006      1.115          1.101           333,054
                                                       2005      1.114          1.115           352,054
                                                       2004      1.044          1.114           281,739
                                                       2003      1.000          1.044           240,797

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.095          1.167         1,780,306
                                                       2006      1.076          1.095         2,021,694
                                                       2005      1.071          1.076         2,231,359
                                                       2004      1.042          1.071         2,095,600
                                                       2003      1.012          1.042         2,115,078
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.496          1.618                --
                                                       2006      1.374          1.496                --
                                                       2005      1.307          1.374                --
                                                       2004      1.240          1.307                --
                                                       2003      0.958          1.240                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.965          2.124                --
                                                       2006      1.569          1.965           214,063
                                                       2005      1.427          1.569           259,913
                                                       2004      1.253          1.427           238,693
                                                       2003      0.994          1.253           219,951
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.138          2.281                --
                                                       2006      1.860          2.138           164,389
                                                       2005      1.773          1.860           169,474
                                                       2004      1.433          1.773           164,028
                                                       2003      0.977          1.433           153,913
                                                       2002      1.000          0.977                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.364          1.450                --
                                                       2005      1.279          1.364            42,170
                                                       2004      1.226          1.279            43,412
                                                       2003      0.967          1.226            30,573
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426                --
                                                       2005      1.327          1.359           871,998
                                                       2004      1.232          1.327           837,507
                                                       2003      0.958          1.232           783,027
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352                --
                                                       2005      1.233          1.314           102,730
                                                       2004      1.181          1.233           113,899
                                                       2003      0.967          1.181           112,890
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.141                --
                                                       2005      1.007          1.075                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031                --
                                                       2005      1.000          1.028                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.079                --
                                                       2005      1.000          1.044                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           157,445

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054                --
                                                       2005      1.008          1.035             7,235

  Travelers Managed Income Subaccount (11/99)........  2006      1.080          1.068                --
                                                       2005      1.087          1.080           357,710
                                                       2004      1.078          1.087           383,293
                                                       2003      1.014          1.078           331,511
                                                       2002      1.000          1.014                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529                --
                                                       2005      1.313          1.442            35,013
                                                       2004      1.156          1.313            35,453
                                                       2003      0.973          1.156            30,775
                                                       2002      1.000          0.973                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.478          1.562                --
                                                       2005      1.463          1.478           281,973
                                                       2004      1.308          1.463            92,733
                                                       2003      0.974          1.308           104,184
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.242          1.280                --
                                                       2005      1.230          1.242         1,858,321
                                                       2004      1.126          1.230         1,650,696
                                                       2003      0.986          1.126         1,307,672
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.166          1.259                --
                                                       2005      1.118          1.166            79,307
                                                       2004      0.993          1.118                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.537          1.764                --
                                                       2005      1.432          1.537           192,449
                                                       2004      1.262          1.432           193,163
                                                       2003      1.001          1.262           115,622
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453                --
                                                       2005      1.320          1.372             8,791
                                                       2004      1.212          1.320            16,095
                                                       2003      1.000          1.212            16,215

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114                --
                                                       2005      1.000          1.060            17,457

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.306          1.317                --
                                                       2005      1.285          1.306             1,732
                                                       2004      1.181          1.285             1,738
                                                       2003      1.008          1.181                --
                                                       2002      1.000          1.008                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418                --
                                                       2005      1.361          1.361            67,802
                                                       2004      1.260          1.361            74,728
                                                       2003      0.969          1.260            73,289
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303                --
                                                       2005      1.032          1.133                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.280          1.327                --
                                                       2005      1.211          1.280             9,882
                                                       2004      1.190          1.211             9,882
                                                       2003      0.966          1.190             9,882
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.340          1.537            21,973
                                                       2006      1.329          1.340            22,661
                                                       2005      1.257          1.329            32,908
                                                       2004      1.198          1.257            32,860
                                                       2003      0.959          1.198            32,305
                                                       2002      1.000          0.959                --




                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.077          1.151                --
                                                       2006      1.000          1.077                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.193          1.251                --
                                                       2005      1.152          1.193                --
                                                       2004      1.112          1.152                --
                                                       2003      1.000          1.112                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.251          1.305                --
                                                       2005      1.220          1.251           132,406
                                                       2004      1.120          1.220            10,536
                                                       2003      1.000          1.120                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.305          1.271                --
                                                       2005      1.160          1.305           116,353
                                                       2004      1.093          1.160             1,456
                                                       2003      1.000          1.093                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.741          1.959         1,801,100
                                                       2006      1.476          1.741         1,831,802
                                                       2005      1.320          1.476         1,656,597
                                                       2004      1.188          1.320           781,699
                                                       2003      1.000          1.188           163,988

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.557          1.714         4,035,520
                                                       2006      1.442          1.557         4,490,303
                                                       2005      1.266          1.442         4,170,128
                                                       2004      1.149          1.266         2,184,750
                                                       2003      1.000          1.149           117,074

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.451          1.493         5,106,165
                                                       2006      1.286          1.451         5,333,569
                                                       2005      1.240          1.286         4,908,904
                                                       2004      1.147          1.240         2,243,737
                                                       2003      1.000          1.147           210,838

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.553          1.534                --
                                                       2005      1.341          1.553                --
                                                       2004      1.145          1.341                --
                                                       2003      1.000          1.145                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.545          2.008                --
                                                       2005      1.471          1.545            70,144
                                                       2004      1.143          1.471                --
                                                       2003      1.000          1.143                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            24,687
                                                       2004      1.074          1.201            11,644
                                                       2003      1.000          1.074                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294           122,256
                                                       2004      1.067          1.199            29,854
                                                       2003      1.049          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.614          1.858           693,182
                                                       2006      1.476          1.614           734,913
                                                       2005      1.289          1.476           718,779
                                                       2004      1.141          1.289           213,311
                                                       2003      1.000          1.141             5,137

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.863          2.105           593,780
                                                       2006      1.692          1.863           627,194
                                                       2005      1.463          1.692           529,369
                                                       2004      1.198          1.463           320,461
                                                       2003      1.000          1.198            52,180

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.214          1.234           787,441
                                                       2006      1.048          1.214           727,038
                                                       2005      1.027          1.048           358,736

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.424          1.552           164,457
                                                       2006      1.337          1.424           224,038
                                                       2005      1.302          1.337           309,962
                                                       2004      1.193          1.302           151,606
                                                       2003      1.000          1.193            44,940

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.336          1.549                --
                                                       2005      1.233          1.336           527,630
                                                       2004      1.117          1.233           259,463
                                                       2003      1.000          1.117            19,158

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.418          3.050           263,334
                                                       2006      1.927          2.418           255,907
                                                       2005      1.543          1.927           204,648
                                                       2004      1.263          1.543           100,690
                                                       2003      1.000          1.263                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.753          1.983         1,261,881
                                                       2006      1.474          1.753         1,444,064
                                                       2005      1.365          1.474         1,197,361
                                                       2004      1.176          1.365           350,933
                                                       2003      1.000          1.176            58,222

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.408          1.680                --
                                                       2005      1.320          1.408           211,820
                                                       2004      1.161          1.320            34,020
                                                       2003      1.000          1.161                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.642          1.958            57,218
                                                       2006      1.479          1.642           139,773
                                                       2005      1.348          1.479           142,414
                                                       2004      1.142          1.348            57,533
                                                       2003      1.000          1.142            18,494

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.345          1.504                --
                                                       2005      1.320          1.345           150,337
                                                       2004      1.173          1.320            71,596
                                                       2003      1.000          1.173            31,851

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.271          1.351                --
                                                       2006      1.209          1.271           124,082
                                                       2005      1.160          1.209           124,107
                                                       2004      1.151          1.160            53,839
                                                       2003      1.000          1.151                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.427          1.419         1,466,444
                                                       2006      1.338          1.427         1,513,671
                                                       2005      1.224          1.338         1,587,584
                                                       2004      1.136          1.224         1,214,648
                                                       2003      1.000          1.136           201,480

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.371          1.457           650,529
                                                       2006      1.219          1.371           694,135
                                                       2005      1.193          1.219           739,363
                                                       2004      1.120          1.193           201,625
                                                       2003      1.000          1.120            13,897

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.350          1.346           181,690

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.239          1.279         3,816,046
                                                       2006      1.144          1.239         3,880,028
                                                       2005      1.120          1.144         3,933,304
                                                       2004      1.089          1.120         2,918,367
                                                       2003      1.000          1.089           413,007

  LMPVET Capital Subaccount (10/02)..................  2007      1.354          1.351         2,727,064
                                                       2006      1.216          1.354         3,143,509
                                                       2005      1.179          1.216         3,412,786
                                                       2004      1.129          1.179         2,834,916
                                                       2003      1.000          1.129           247,777

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.260          1.314            27,557
                                                       2006      1.091          1.260            27,557
                                                       2005      1.116          1.091            44,406
                                                       2004      1.101          1.116            31,123
                                                       2003      1.000          1.101                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.406          1.445            70,037
                                                       2006      1.246          1.406            71,710
                                                       2005      1.220          1.246            54,094
                                                       2004      1.130          1.220            31,513
                                                       2003      1.000          1.130                --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.456          1.444         1,533,286
                                                       2006      1.272          1.456         1,339,105
                                                       2005      1.239          1.272         1,502,679
                                                       2004      1.169          1.239         1,130,419
                                                       2003      1.000          1.169           199,202

  LMPVET Global Equity Subaccount (10/02)............  2007      1.451          1.491           531,295
                                                       2006      1.286          1.451           578,119
                                                       2005      1.232          1.286           608,747
                                                       2004      1.140          1.232           180,396
                                                       2003      1.000          1.140                --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.829          1.906                --
                                                       2006      1.484          1.829                --
                                                       2005      1.355          1.484                --
                                                       2004      1.174          1.355                --
                                                       2003      1.000          1.174                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.500          1.527           176,672
                                                       2006      1.295          1.500           178,913
                                                       2005      1.240          1.295           211,338
                                                       2004      1.147          1.240            59,890
                                                       2003      1.000          1.147            35,867

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.214          1.252           708,136
                                                       2006      1.185          1.214           807,257
                                                       2005      1.149          1.185           969,284
                                                       2004      1.169          1.149           506,016
                                                       2003      1.000          1.169           100,648

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.496          1.570            77,414
                                                       2006      1.330          1.496           184,292
                                                       2005      1.253          1.330           284,316
                                                       2004      1.158          1.253           147,795
                                                       2003      1.000          1.158                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.310          1.329                --
                                                       2006      1.191          1.310           197,390
                                                       2005      1.174          1.191           248,950
                                                       2004      1.122          1.174           171,012
                                                       2003      1.000          1.122                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.584          1.707           306,710
                                                       2006      1.433          1.584           176,924
                                                       2005      1.395          1.433           171,490
                                                       2004      1.237          1.395           153,471
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          1.004           197,082
                                                       2006      0.991          1.011           197,881
                                                       2005      0.989          0.991           175,898
                                                       2004      0.997          0.989           113,933
                                                       2003      1.000          0.997                --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.147          1.146           606,202
                                                       2006      1.111          1.147           744,777
                                                       2005      1.106          1.111           784,129
                                                       2004      1.057          1.106           581,383
                                                       2003      1.000          1.057            22,587

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.303          1.280           633,096
                                                       2006      1.198          1.303           639,415
                                                       2005      1.192          1.198           647,641
                                                       2004      1.101          1.192           411,650
                                                       2003      1.000          1.101           143,452

  LMPVIT Money Market Subaccount (11/99).............  2007      1.014          1.043           765,993
                                                       2006      0.990          1.014           784,624
                                                       2005      0.983          0.990           364,509
                                                       2004      0.994          0.983           333,535
                                                       2003      1.000          0.994                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.590          1.694                --
                                                       2006      1.437          1.590           133,773
                                                       2005      1.398          1.437           154,444
                                                       2004      1.235          1.398            90,724
                                                       2003      1.000          1.235            33,485

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.465          1.534                --
                                                       2006      1.266          1.465           333,463
                                                       2005      1.242          1.266           343,752
                                                       2004      1.170          1.242           276,133
                                                       2003      1.000          1.170            28,599

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.503          1.578                --
                                                       2006      1.297          1.503                --
                                                       2005      1.243          1.297                --
                                                       2004      1.147          1.243                --
                                                       2003      1.000          1.147                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.463          1.518                --
                                                       2006      1.273          1.463         1,010,675
                                                       2005      1.259          1.273           867,751
                                                       2004      1.140          1.259           527,515
                                                       2003      1.000          1.140                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.638          1.803                --
                                                       2006      1.490          1.638           874,567
                                                       2005      1.405          1.490           884,793
                                                       2004      1.156          1.405           254,563
                                                       2003      1.000          1.156            56,642

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.520          1.592                --
                                                       2006      1.440          1.520           142,552

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.578          1.586           141,628

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.345          1.305            56,892
                                                       2006      1.266          1.345            28,505

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.776          1.726           730,659
                                                       2006      1.617          1.776           743,416

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.568          2.004            12,433
                                                       2006      1.534          1.568                --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.273          1.125            56,464

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.073          1.090         2,037,094
                                                       2006      1.001          1.073         1,136,012

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.053         1,009,131
                                                       2006      1.015          1.069            14,449

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.323          1.451            95,526
                                                       2006      1.344          1.323            95,808

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.288          1.406            12,707
                                                       2006      1.302          1.288            12,716

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.988          2.081            23,706

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.385          1.461           367,269
                                                       2006      1.257          1.385           434,857

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.015           183,159
                                                       2006      1.003          1.216           163,301

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.126          1.189         1,009,227

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.447          1.489             3,035
                                                       2006      1.350          1.447             3,302

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.168          1.288                --
                                                       2006      1.113          1.168                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.241          1.296           311,164
                                                       2006      1.201          1.241           246,615

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.974           544,121
                                                       2006      1.003          1.026           402,340

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.314          1.550            41,528
                                                       2006      1.350          1.314            41,728

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.054          1.096           613,926
                                                       2006      1.019          1.054           619,253

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.289          1.261                --
                                                       2006      1.257          1.289                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.298          1.322           318,389
                                                       2006      1.285          1.298           342,858

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.339          1.365           626,371
                                                       2006      1.309          1.339           668,790

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.069            15,996
                                                       2006      1.002          1.057            16,037

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.075                --
                                                       2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.074            73,045
                                                       2006      1.002          1.046            73,050

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.075         1,124,177
                                                       2006      1.002          1.051           246,752

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074         1,355,072
                                                       2006      1.002          1.056           157,572

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.305          1.332         1,405,393
                                                       2006      1.225          1.305         1,736,193

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.048          1.091           306,946
                                                       2006      0.996          1.048           336,936

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.139           228,841
                                                       2006      0.998          1.066           194,415

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.101          1.122                --
                                                       2006      1.116          1.101         1,034,670
                                                       2005      1.116          1.116           761,159
                                                       2004      1.046          1.116           360,434
                                                       2003      1.000          1.046                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.075          1.145         1,913,809
                                                       2006      1.057          1.075         2,118,939
                                                       2005      1.053          1.057         2,038,278
                                                       2004      1.025          1.053         1,320,238
                                                       2003      1.000          1.025           212,809

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.357          1.467                --
                                                       2006      1.247          1.357                --
                                                       2005      1.187          1.247                --
                                                       2004      1.126          1.187                --
                                                       2003      1.000          1.126                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.849          1.998                --
                                                       2006      1.477          1.849             2,466
                                                       2005      1.344          1.477                --
                                                       2004      1.180          1.344                --
                                                       2003      1.000          1.180                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.842          1.965                --
                                                       2006      1.603          1.842           137,272
                                                       2005      1.529          1.603           114,865
                                                       2004      1.236          1.529            42,012
                                                       2003      1.000          1.236                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.264          1.344                --
                                                       2005      1.186          1.264            91,615
                                                       2004      1.137          1.186             8,207
                                                       2003      1.000          1.137                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.248          1.309                --
                                                       2005      1.219          1.248           594,858
                                                       2004      1.133          1.219           356,171
                                                       2003      1.000          1.133            46,186

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.249          1.285                --
                                                       2005      1.172          1.249            15,297
                                                       2004      1.123          1.172                --
                                                       2003      1.000          1.123                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.141                --
                                                       2005      1.007          1.074            14,121

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.030                --
                                                       2005      1.000          1.028           205,689

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.079                --
                                                       2005      1.000          1.043           202,439

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           142,792

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.053                --
                                                       2005      1.008          1.035            58,836

  Travelers Managed Income Subaccount (11/99)........  2006      1.030          1.019                --
                                                       2005      1.037          1.030           531,729
                                                       2004      1.029          1.037           419,827
                                                       2003      1.000          1.029             6,725

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.358          1.440                --
                                                       2005      1.237          1.358            63,233
                                                       2004      1.090          1.237            21,338
                                                       2003      1.000          1.090                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.278          1.350                --
                                                       2005      1.265          1.278            41,707
                                                       2004      1.132          1.265                --
                                                       2003      1.000          1.132                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.188          1.225                --
                                                       2005      1.178          1.188         1,715,890
                                                       2004      1.079          1.178         1,111,199
                                                       2003      1.000          1.079            78,205

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.165          1.257                --
                                                       2005      1.117          1.165           303,452
                                                       2004      0.993          1.117           122,142

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.410          1.617                --
                                                       2005      1.314          1.410           708,291
                                                       2004      1.159          1.314           575,019
                                                       2003      1.000          1.159               788

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.274          1.350                --
                                                       2005      1.227          1.274             3,586
                                                       2004      1.127          1.227                --
                                                       2003      1.000          1.127                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113                --
                                                       2005      1.000          1.059                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.191          1.201                --
                                                       2005      1.173          1.191           253,499
                                                       2004      1.079          1.173            65,381
                                                       2003      1.000          1.079                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.206          1.256                --
                                                       2005      1.206          1.206           329,452
                                                       2004      1.117          1.206           126,430
                                                       2003      1.000          1.117                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.302                --
                                                       2005      1.032          1.133             1,556

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.213          1.257                --
                                                       2005      1.149          1.213                --
                                                       2004      1.129          1.149                --
                                                       2003      1.000          1.129                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.247          1.428            21,074
                                                       2006      1.237          1.247            21,074
                                                       2005      1.170          1.237            13,261
                                                       2004      1.116          1.170            13,267
                                                       2003      1.000          1.116                --

                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.076          1.151               --
                                                       2006      1.000          1.076               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.191          1.249               --
                                                       2005      1.152          1.191               --
                                                       2004      1.112          1.152               --
                                                       2003      1.000          1.112               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.249          1.304               --
                                                       2005      1.220          1.249               --
                                                       2004      1.120          1.220               --
                                                       2003      1.000          1.120               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.738          1.955           83,938
                                                       2006      1.474          1.738           86,022
                                                       2005      1.319          1.474           89,838
                                                       2004      1.187          1.319           37,649
                                                       2003      1.000          1.187            6,649

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.554          1.710          110,272
                                                       2006      1.440          1.554          160,431
                                                       2005      1.266          1.440          162,056
                                                       2004      1.149          1.266           50,046
                                                       2003      1.000          1.149            8,761

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.449          1.490          119,046
                                                       2006      1.284          1.449          170,659
                                                       2005      1.239          1.284          171,218
                                                       2004      1.147          1.239           75,789
                                                       2003      1.000          1.147            8,885

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551               --
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295               --
                                                       2004      1.074          1.201               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.438               --
                                                       2005      1.199          1.293           23,446
                                                       2004      1.067          1.199           23,446
                                                       2003      1.049          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.611          1.854            8,733
                                                       2006      1.474          1.611            8,737
                                                       2005      1.288          1.474            8,741
                                                       2004      1.141          1.288            8,746
                                                       2003      1.000          1.141            8,748

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.860          2.101           22,313
                                                       2006      1.690          1.860           22,317
                                                       2005      1.462          1.690           22,322
                                                       2004      1.198          1.462           21,134
                                                       2003      1.000          1.198               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.213          1.232               --
                                                       2006      1.048          1.213               --
                                                       2005      1.027          1.048               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.422          1.548            7,822
                                                       2006      1.336          1.422            7,831
                                                       2005      1.302          1.336            7,843
                                                       2004      1.192          1.302            7,433
                                                       2003      1.000          1.192            6,551

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334               --
                                                       2004      1.117          1.232               --
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.414          3.044            3,285
                                                       2006      1.924          2.414            3,420
                                                       2005      1.542          1.924            3,578
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.750          1.979               --
                                                       2006      1.472          1.750           12,064
                                                       2005      1.364          1.472           12,064
                                                       2004      1.175          1.364            3,451
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.639          1.954               --
                                                       2006      1.478          1.639               --
                                                       2005      1.347          1.478               --
                                                       2004      1.142          1.347               --
                                                       2003      1.000          1.142               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344            4,952
                                                       2004      1.173          1.320              409
                                                       2003      1.000          1.173               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.269          1.349               --
                                                       2006      1.207          1.269            9,233
                                                       2005      1.160          1.207            8,498
                                                       2004      1.151          1.160               --
                                                       2003      1.000          1.151               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.424          1.415            8,376
                                                       2006      1.337          1.424               --
                                                       2005      1.223          1.337               --
                                                       2004      1.136          1.223               --
                                                       2003      1.000          1.136               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.369          1.453            2,347
                                                       2006      1.218          1.369            2,458
                                                       2005      1.192          1.218            2,581
                                                       2004      1.119          1.192               --
                                                       2003      1.000          1.119               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.347          1.343               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.237          1.276          322,377
                                                       2006      1.143          1.237          333,035
                                                       2005      1.120          1.143          352,158
                                                       2004      1.089          1.120          357,916
                                                       2003      1.000          1.089          292,892

  LMPVET Capital Subaccount (10/02)..................  2007      1.352          1.348           12,054
                                                       2006      1.215          1.352           12,059
                                                       2005      1.179          1.215           12,066
                                                       2004      1.129          1.179           12,072
                                                       2003      1.000          1.129           12,074

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.258          1.312               --
                                                       2006      1.090          1.258               --
                                                       2005      1.115          1.090               --
                                                       2004      1.101          1.115               --
                                                       2003      1.000          1.101               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.403          1.442               --
                                                       2006      1.245          1.403               --
                                                       2005      1.219          1.245               --
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.453          1.441           46,876
                                                       2006      1.271          1.453           41,018
                                                       2005      1.238          1.271           42,517
                                                       2004      1.169          1.238           14,741
                                                       2003      1.000          1.169               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.449          1.488           49,125
                                                       2006      1.284          1.449           51,122
                                                       2005      1.231          1.284           52,677
                                                       2004      1.140          1.231           55,062
                                                       2003      1.000          1.140            9,003

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.826          1.902               --
                                                       2006      1.482          1.826               --
                                                       2005      1.354          1.482               --
                                                       2004      1.173          1.354               --
                                                       2003      1.000          1.173               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.498          1.523               --
                                                       2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.212          1.250            6,057
                                                       2006      1.183          1.212            6,346
                                                       2005      1.148          1.183           14,223
                                                       2004      1.169          1.148            7,565
                                                       2003      1.000          1.169               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.494          1.567           12,190
                                                       2006      1.328          1.494           12,728
                                                       2005      1.252          1.328           20,292
                                                       2004      1.158          1.252            6,960
                                                       2003      1.000          1.158               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.308          1.327               --
                                                       2006      1.189          1.308               --
                                                       2005      1.173          1.189               --
                                                       2004      1.122          1.173               --
                                                       2003      1.000          1.122               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.581          1.703               --
                                                       2006      1.432          1.581               --
                                                       2005      1.394          1.432               --
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.010          1.002           17,210
                                                       2006      0.990          1.010           17,210
                                                       2005      0.988          0.990           21,619
                                                       2004      0.997          0.988           21,622
                                                       2003      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.145          1.144               --
                                                       2006      1.110          1.145               --
                                                       2005      1.105          1.110               --
                                                       2004      1.057          1.105               --
                                                       2003      1.000          1.057               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.300          1.277            3,495
                                                       2006      1.197          1.300            3,661
                                                       2005      1.191          1.197            3,844
                                                       2004      1.101          1.191               --
                                                       2003      1.000          1.101               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.013          1.040               --
                                                       2006      0.989          1.013               --
                                                       2005      0.982          0.989               --
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.587          1.691               --
                                                       2006      1.436          1.587               --
                                                       2005      1.397          1.436            6,229
                                                       2004      1.234          1.397            6,233
                                                       2003      1.000          1.234               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.462          1.532               --
                                                       2006      1.264          1.462            6,735
                                                       2005      1.241          1.264            6,742
                                                       2004      1.170          1.241            6,750
                                                       2003      1.000          1.170            6,753

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.501          1.575               --
                                                       2006      1.296          1.501               --
                                                       2005      1.242          1.296               --
                                                       2004      1.147          1.242               --
                                                       2003      1.000          1.147               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.461          1.515               --
                                                       2006      1.272          1.461           94,216
                                                       2005      1.258          1.272           92,498
                                                       2004      1.140          1.258           29,092
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.635          1.799               --
                                                       2006      1.488          1.635           24,865
                                                       2005      1.404          1.488           23,389
                                                       2004      1.156          1.404              514
                                                       2003      1.000          1.156               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.518          1.589               --
                                                       2006      1.438          1.518               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.576          1.582               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.303               --
                                                       2006      1.265          1.344               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.773          1.722               --
                                                       2006      1.615          1.773               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.565          1.999               --
                                                       2006      1.532          1.565               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.272          1.123               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.072          1.089           62,933
                                                       2006      1.001          1.072               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.052           38,734
                                                       2006      1.015          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.321          1.448               --
                                                       2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.287          1.404               --
                                                       2006      1.301          1.287               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.984          2.077               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.384          1.458               --
                                                       2006      1.256          1.384               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.014               --
                                                       2006      1.003          1.216               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.124          1.186           24,961

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.445          1.485               --
                                                       2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.167          1.286               --
                                                       2006      1.113          1.167               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.239          1.293            3,641
                                                       2006      1.200          1.239            3,644

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.974           41,741
                                                       2006      1.003          1.025           41,024

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.312          1.546               --
                                                       2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.052          1.094            5,205
                                                       2006      1.017          1.052            5,205

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.287          1.259               --
                                                       2006      1.256          1.287               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.296          1.319               --
                                                       2006      1.283          1.296               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.337          1.362           29,123
                                                       2006      1.308          1.337           29,130

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.068               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.039          1.074               --
                                                       2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.073               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.074               --
                                                       2006      1.002          1.051               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074           17,248
                                                       2006      1.002          1.056           17,267

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.303          1.329           50,007
                                                       2006      1.223          1.303          115,433

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.047          1.090               --
                                                       2006      0.996          1.047               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.065          1.138               --
                                                       2006      0.998          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.099          1.120               --
                                                       2006      1.115          1.099           25,681
                                                       2005      1.115          1.115           27,032
                                                       2004      1.046          1.115              321
                                                       2003      1.000          1.046               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.073          1.143           87,003
                                                       2006      1.056          1.073           86,378
                                                       2005      1.052          1.056           85,546
                                                       2004      1.024          1.052           25,853
                                                       2003      1.000          1.024               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.355          1.463               --
                                                       2006      1.246          1.355               --
                                                       2005      1.186          1.246               --
                                                       2004      1.126          1.186               --
                                                       2003      1.000          1.126               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.845          1.995               --
                                                       2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.839          1.961               --
                                                       2006      1.601          1.839               --
                                                       2005      1.528          1.601               --
                                                       2004      1.236          1.528               --
                                                       2003      1.000          1.236               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246           27,363
                                                       2004      1.132          1.218            6,969
                                                       2003      1.000          1.132            6,972

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.140               --
                                                       2005      1.007          1.074               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.030               --
                                                       2005      1.000          1.027               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.078               --
                                                       2005      1.000          1.043               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.105               --
                                                       2005      0.999          1.062               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.053               --
                                                       2005      1.008          1.034               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.029          1.017               --
                                                       2005      1.036          1.029            4,772
                                                       2004      1.029          1.036               --
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.187          1.223               --
                                                       2005      1.177          1.187          109,722
                                                       2004      1.078          1.177           41,109
                                                       2003      1.000          1.078               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.164          1.256               --
                                                       2005      1.117          1.164               --
                                                       2004      0.992          1.117               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408               --
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273               --
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113               --
                                                       2005      1.000          1.059               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.190          1.200               --
                                                       2005      1.172          1.190            3,647
                                                       2004      1.079          1.172              307
                                                       2003      1.000          1.079               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.301               --
                                                       2005      1.032          1.132               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.265               --
                                                       2005      1.000          1.105               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.212          1.256               --
                                                       2005      1.148          1.212               --
                                                       2004      1.128          1.148               --
                                                       2003      1.000          1.128               --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.244          1.425               --
                                                       2006      1.236          1.244               --
                                                       2005      1.169          1.236               --
                                                       2004      1.115          1.169               --
                                                       2003      1.000          1.115               --




               VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 2.20% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.076          1.149                --
                                                       2006      1.000          1.076             7,862

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.260          1.321                --
                                                       2005      1.219          1.260             5,955
                                                       2004      1.178          1.219             5,958
                                                       2003      0.963          1.178             5,962
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.382          1.442                --
                                                       2005      1.351          1.382            87,681
                                                       2004      1.242          1.351            53,488
                                                       2003      0.960          1.242             8,543
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.362          1.324                --
                                                       2005      1.212          1.362             8,136
                                                       2004      1.144          1.212             8,147
                                                       2003      0.948          1.144             8,158
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.902          2.136           264,698
                                                       2006      1.614          1.902           243,233
                                                       2005      1.446          1.614           263,482
                                                       2004      1.303          1.446           234,185
                                                       2003      0.984          1.303            11,565
                                                       2002      1.000          0.984                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.734          1.905           560,251
                                                       2006      1.608          1.734           591,139
                                                       2005      1.415          1.608           608,837
                                                       2004      1.285          1.415           542,802
                                                       2003      0.960          1.285           291,762
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.585          1.629           976,013
                                                       2006      1.406          1.585           981,249
                                                       2005      1.358          1.406         1,000,046
                                                       2004      1.258          1.358           950,041
                                                       2003      0.971          1.258           704,556
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.600          1.580                --
                                                       2005      1.384          1.600             5,253
                                                       2004      1.183          1.384             5,256
                                                       2003      0.968          1.183             5,056
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.776          2.304                --
                                                       2005      1.694          1.776            47,056
                                                       2004      1.318          1.694            47,056
                                                       2003      1.005          1.318            45,031
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.403                --
                                                       2005      1.199          1.293                --
                                                       2004      1.073          1.199                --
                                                       2003      1.000          1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.435                --
                                                       2005      1.197          1.290             1,812
                                                       2004      1.067          1.197                --
                                                       2003      1.000          1.067                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.753          2.015            89,781
                                                       2006      1.606          1.753           113,109
                                                       2005      1.405          1.606           111,224
                                                       2004      1.245          1.405           123,753
                                                       2003      0.991          1.245            55,188
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.065          2.330            73,601
                                                       2006      1.878          2.065            71,557
                                                       2005      1.626          1.878            71,714
                                                       2004      1.334          1.626            47,123
                                                       2003      0.986          1.334                --
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.211          1.229           210,061
                                                       2006      1.047          1.211            34,644
                                                       2005      1.027          1.047                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.546          1.682            41,736
                                                       2006      1.454          1.546            56,156
                                                       2005      1.418          1.454            58,906
                                                       2004      1.300          1.418            56,400
                                                       2003      0.969          1.300            29,124
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.450          1.680                --
                                                       2005      1.341          1.450           288,138
                                                       2004      1.217          1.341           292,095
                                                       2003      0.994          1.217           223,043
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.745          3.458            45,795
                                                       2006      2.190          2.745            47,212
                                                       2005      1.757          2.190            44,244
                                                       2004      1.440          1.757            50,617
                                                       2003      1.000          1.440            30,640

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.899          2.144            79,486
                                                       2006      1.598          1.899            77,535
                                                       2005      1.483          1.598            65,940
                                                       2004      1.279          1.483            61,084
                                                       2003      0.989          1.279            19,323
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.526          1.818                --
                                                       2005      1.433          1.526            77,554
                                                       2004      1.262          1.433            65,648
                                                       2003      0.976          1.262            36,044
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.855          2.209            17,950
                                                       2006      1.674          1.855            18,867
                                                       2005      1.527          1.674            27,542
                                                       2004      1.296          1.527            25,628
                                                       2003      0.983          1.296            18,539
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.519          1.696                --
                                                       2005      1.493          1.519            28,004
                                                       2004      1.329          1.493            23,228
                                                       2003      1.000          1.329             4,528

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.386          1.472                --
                                                       2006      1.320          1.386                --
                                                       2005      1.269          1.320            20,272
                                                       2004      1.261          1.269                --
                                                       2003      0.960          1.261                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.564          1.553           271,215
                                                       2006      1.470          1.564           319,844
                                                       2005      1.346          1.470           331,153
                                                       2004      1.251          1.346           333,858
                                                       2003      0.951          1.251           177,260
                                                       2002      1.000          0.951                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.451          1.539           214,546
                                                       2006      1.292          1.451           128,547
                                                       2005      1.267          1.292           137,911
                                                       2004      1.190          1.267           130,325
                                                       2003      0.977          1.190           108,325
                                                       2002      1.000          0.977                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.451          1.447            58,131

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.323          1.363         1,145,154
                                                       2006      1.224          1.323         1,365,232
                                                       2005      1.200          1.224         1,377,552
                                                       2004      1.168          1.200         1,374,620
                                                       2003      0.979          1.168         1,016,318
                                                       2002      1.000          0.979                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.488          1.482           773,476
                                                       2006      1.339          1.488           799,557
                                                       2005      1.300          1.339         1,005,196
                                                       2004      1.246          1.300         1,120,270
                                                       2003      0.969          1.246           559,967
                                                       2002      1.000          0.969                --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.325          1.380            10,445
                                                       2006      1.149          1.325            16,365
                                                       2005      1.176          1.149            16,173
                                                       2004      1.163          1.176             6,295
                                                       2003      0.963          1.163             6,109
                                                       2002      1.000          0.963                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.496          1.536            16,213
                                                       2006      1.329          1.496            29,531
                                                       2005      1.303          1.329            65,689
                                                       2004      1.208          1.303            31,447
                                                       2003      0.967          1.208            14,964
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.624          1.609           354,564
                                                       2006      1.421          1.624           208,073
                                                       2005      1.386          1.421           244,750
                                                       2004      1.310          1.386           255,757
                                                       2003      0.966          1.310           109,298
                                                       2002      1.000          0.966                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.569          1.610           847,563
                                                       2006      1.392          1.569           853,067
                                                       2005      1.336          1.392           621,873
                                                       2004      1.239          1.336           294,992
                                                       2003      0.962          1.239                --
                                                       2002      1.000          0.962                --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.907          1.983             1,894
                                                       2006      1.549          1.907             2,008
                                                       2005      1.417          1.549             2,008
                                                       2004      1.229          1.417             2,008
                                                       2003      0.986          1.229                --
                                                       2002      1.000          0.986                --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.615          1.642            28,456
                                                       2006      1.396          1.615             5,940
                                                       2005      1.340          1.396             5,943
                                                       2004      1.241          1.340             5,946
                                                       2003      0.958          1.241                --
                                                       2002      1.000          0.958                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.412          1.455           144,412
                                                       2006      1.380          1.412           156,218
                                                       2005      1.341          1.380           186,768
                                                       2004      1.366          1.341           198,544
                                                       2003      0.946          1.366           106,645
                                                       2002      1.000          0.946                --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.594          1.670            11,287
                                                       2006      1.419          1.594            19,944
                                                       2005      1.339          1.419            42,942
                                                       2004      1.240          1.339            42,958
                                                       2003      0.977          1.240            27,736
                                                       2002      1.000          0.977                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.410          1.429                --
                                                       2006      1.284          1.410            68,918
                                                       2005      1.267          1.284            68,969
                                                       2004      1.213          1.267            68,535
                                                       2003      0.961          1.213                --
                                                       2002      1.000          0.961                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.801          1.938            52,625
                                                       2006      1.632          1.801            49,057
                                                       2005      1.591          1.632            62,378
                                                       2004      1.412          1.591            75,282
                                                       2003      0.970          1.412            51,166
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.006          0.998            33,007
                                                       2006      0.988          1.006            65,692
                                                       2005      0.987          0.988           105,280
                                                       2004      0.997          0.987            71,789
                                                       2003      1.000          0.997            30,870

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.193          1.190            37,384
                                                       2006      1.157          1.193            40,392
                                                       2005      1.153          1.157           201,480
                                                       2004      1.104          1.153           199,486
                                                       2003      1.010          1.104           169,179
                                                       2002      1.000          1.010                --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.479          1.452           562,737
                                                       2006      1.363          1.479           556,949
                                                       2005      1.358          1.363           592,813
                                                       2004      1.256          1.358           550,689
                                                       2003      1.007          1.256           282,296
                                                       2002      1.000          1.007                --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.000          1.026           234,454
                                                       2006      0.977          1.000           259,784
                                                       2005      0.971          0.977            37,008
                                                       2004      0.984          0.971            35,476
                                                       2003      0.999          0.984            17,168
                                                       2002      1.000          0.999                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.735          1.848                --
                                                       2006      1.571          1.735            13,206
                                                       2005      1.531          1.571            65,581
                                                       2004      1.353          1.531            68,766
                                                       2003      0.974          1.353            18,794
                                                       2002      1.000          0.974                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.627          1.704                --
                                                       2006      1.408          1.627           171,439
                                                       2005      1.383          1.408           184,824
                                                       2004      1.305          1.383           185,914
                                                       2003      0.960          1.305           145,744
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.578          1.655                --
                                                       2006      1.364          1.578            23,866
                                                       2005      1.309          1.364            23,886
                                                       2004      1.210          1.309            23,907
                                                       2003      0.969          1.210            23,931
                                                       2002      1.000          0.969                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.581          1.640                --
                                                       2006      1.378          1.581           112,858
                                                       2005      1.364          1.378           126,897
                                                       2004      1.238          1.364            96,031
                                                       2003      1.000          1.238            60,061

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.767          1.944                --
                                                       2006      1.610          1.767            78,050
                                                       2005      1.520          1.610            96,218
                                                       2004      1.253          1.520            56,353
                                                       2003      1.000          1.253            25,857

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.602          1.676                --
                                                       2006      1.519          1.602           125,866

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.662          1.668           118,235

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.300                --
                                                       2006      1.264          1.342                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.922          1.865            34,166
                                                       2006      1.752          1.922            48,650

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.613          2.059             7,981
                                                       2006      1.580          1.613             5,443

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.269          1.120            14,166

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.072          1.087           484,074
                                                       2006      1.001          1.072           418,886

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.051           158,828
                                                       2006      1.015          1.068             4,159

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.417          1.551            57,496
                                                       2006      1.440          1.417            60,677

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.285          1.400                --
                                                       2006      1.300          1.285                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.094          2.191             8,699

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.380          1.453            31,954
                                                       2006      1.254          1.380            10,775

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.013            63,472
                                                       2006      1.003          1.215            82,139

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.117          1.178            76,508

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.547          1.589             5,074
                                                       2006      1.445          1.547             5,084

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.165          1.284                --
                                                       2006      1.112          1.165                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.350          1.408            33,826
                                                       2006      1.308          1.350             8,500

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.972           111,671
                                                       2006      1.003          1.025            36,008

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.509          1.777            40,751
                                                       2006      1.552          1.509            43,270

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.097          1.139           104,599
                                                       2006      1.061          1.097           114,070

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.349          1.319             6,394
                                                       2006      1.318          1.349                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.356          1.379            97,173
                                                       2006      1.343          1.356           100,347

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.447          1.474            58,373
                                                       2006      1.417          1.447            69,711

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.067                --
                                                       2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.072                --
                                                       2006      1.001          1.038                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.071            43,320
                                                       2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.072                --
                                                       2006      1.002          1.050                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.072            32,231
                                                       2006      1.002          1.055                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.354          1.379           348,319
                                                       2006      1.271          1.354           364,487

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.047          1.088           123,985
                                                       2006      0.996          1.047           130,335

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            10,994
                                                       2006      0.998          1.064            11,006

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.092          1.112                --
                                                       2006      1.109          1.092            81,833
                                                       2005      1.110          1.109           104,374
                                                       2004      1.042          1.110           168,773
                                                       2003      1.000          1.042            54,678

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.086          1.155           471,554
                                                       2006      1.069          1.086           561,674
                                                       2005      1.067          1.069           596,876
                                                       2004      1.040          1.067           576,706
                                                       2003      1.012          1.040           514,636
                                                       2002      1.000          1.012                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.484          1.602                --
                                                       2006      1.366          1.484             3,627
                                                       2005      1.302          1.366             4,172
                                                       2004      1.237          1.302             4,172
                                                       2003      0.958          1.237             9,165
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.949          2.106                --
                                                       2006      1.560          1.949             2,316
                                                       2005      1.421          1.560                --
                                                       2004      1.250          1.421             2,038
                                                       2003      0.994          1.250             2,129
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.121          2.261                --
                                                       2006      1.848          2.121            32,939
                                                       2005      1.765          1.848            31,893
                                                       2004      1.430          1.765            15,972
                                                       2003      0.977          1.430            17,788
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.355          1.440                --
                                                       2005      1.274          1.355            76,662
                                                       2004      1.223          1.274            74,577
                                                       2003      0.967          1.223            55,722
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.351          1.417                --
                                                       2005      1.322          1.351            70,507
                                                       2004      1.230          1.322            51,434
                                                       2003      0.958          1.230            35,368
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.306          1.343                --
                                                       2005      1.228          1.306             8,717
                                                       2004      1.179          1.228             5,234
                                                       2003      0.966          1.179             5,013
                                                       2002      1.000          0.966                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.139                --
                                                       2005      1.007          1.074                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029                --
                                                       2005      1.000          1.027                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.077                --
                                                       2005      1.000          1.042                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.061          1.104                --
                                                       2005      0.999          1.061                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.052                --
                                                       2005      1.007          1.034                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.073          1.061                --
                                                       2005      1.082          1.073           296,846
                                                       2004      1.076          1.082           297,600
                                                       2003      1.014          1.076           267,025
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.433          1.519                --
                                                       2005      1.308          1.433           141,770
                                                       2004      1.153          1.308           143,975
                                                       2003      0.973          1.153           116,827
                                                       2002      1.000          0.973                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.469          1.552                --
                                                       2005      1.457          1.469            45,898
                                                       2004      1.306          1.457                --
                                                       2003      0.974          1.306                --
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.234          1.271                --
                                                       2005      1.225          1.234           381,492
                                                       2004      1.124          1.225           348,726
                                                       2003      0.986          1.124           116,554
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.163          1.254                --
                                                       2005      1.116          1.163             6,545
                                                       2004      0.992          1.116                --

                                     VINTAGE XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.528          1.752                --
                                                       2005      1.426          1.528            48,397
                                                       2004      1.259          1.426            47,726
                                                       2003      1.001          1.259             3,059
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.364          1.445                --
                                                       2005      1.316          1.364            28,836
                                                       2004      1.210          1.316            28,853
                                                       2003      1.000          1.210             1,879

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.112                --
                                                       2005      1.000          1.058                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.298          1.308                --
                                                       2005      1.280          1.298             8,500
                                                       2004      1.179          1.280             3,608
                                                       2003      1.008          1.179                --
                                                       2002      1.000          1.008                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.353          1.409                --
                                                       2005      1.355          1.353            90,468
                                                       2004      1.257          1.355            90,472
                                                       2003      0.969          1.257             4,218
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.300                --
                                                       2005      1.032          1.132                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.264                --
                                                       2005      1.000          1.104                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.272          1.318                --
                                                       2005      1.206          1.272                --
                                                       2004      1.187          1.206                --
                                                       2003      0.966          1.187                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.330          1.521            23,206
                                                       2006      1.321          1.330            24,855
                                                       2005      1.251          1.321            25,581
                                                       2004      1.195          1.251            28,191
                                                       2003      0.959          1.195            27,256
                                                       2002      1.000          0.959                --

* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

           CONDENSED FINANCIAL INFORMATION -- VINTAGE XTRA (SERIES II)

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.263          1.320                --
                                                       2005      1.227          1.263            29,292
                                                       2004      1.122          1.227             9,015
                                                       2003      1.000          1.122                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.318          1.288                --
                                                       2005      1.167          1.318            14,223
                                                       2004      1.095          1.167                --
                                                       2003      1.000          1.095                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.765          1.994         1,118,078
                                                       2006      1.490          1.765           818,557
                                                       2005      1.328          1.490           855,094
                                                       2004      1.189          1.328           285,553
                                                       2003      1.000          1.189            76,218

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.578          1.744         2,342,841
                                                       2006      1.456          1.578         2,323,601
                                                       2005      1.274          1.456         2,193,349
                                                       2004      1.151          1.274           925,645
                                                       2003      1.000          1.151           272,019

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.471          1.520         1,824,287
                                                       2006      1.298          1.471         2,230,112
                                                       2005      1.247          1.298         2,413,867
                                                       2004      1.149          1.247         1,228,864
                                                       2003      1.000          1.149           114,363

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.567          1.551                --
                                                       2005      1.348          1.567            13,149
                                                       2004      1.147          1.348                --
                                                       2003      1.000          1.147                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.560          2.035                --
                                                       2005      1.480          1.560            40,633
                                                       2004      1.145          1.480                --
                                                       2003      1.000          1.145                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.422                --
                                                       2005      1.207          1.308                --
                                                       2004      1.074          1.207                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.305          1.454                --
                                                       2005      1.205          1.305            11,074
                                                       2004      1.067          1.205                --
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.636          1.891           916,727
                                                       2006      1.490          1.636           808,956
                                                       2005      1.297          1.490           538,450
                                                       2004      1.143          1.297           258,331
                                                       2003      1.000          1.143            25,783

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.889          2.142           338,028
                                                       2006      1.708          1.889           343,524
                                                       2005      1.471          1.708           284,045
                                                       2004      1.200          1.471           164,788
                                                       2003      1.000          1.200            47,679

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.222          1.247            14,640
                                                       2006      1.051          1.222            14,658
                                                       2005      1.028          1.051            14,677

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.443          1.579            37,287
                                                       2006      1.350          1.443            48,350
                                                       2005      1.310          1.350            53,082
                                                       2004      1.194          1.310             6,435
                                                       2003      1.000          1.194                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.348          1.570                --
                                                       2005      1.240          1.348           106,153
                                                       2004      1.119          1.240            58,171
                                                       2003      1.000          1.119            15,016

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.451          3.104           101,745
                                                       2006      1.945          2.451            22,245
                                                       2005      1.552          1.945            28,839
                                                       2004      1.265          1.552             9,075
                                                       2003      1.000          1.265                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.777          2.018           688,024
                                                       2006      1.488          1.777           631,890
                                                       2005      1.373          1.488           559,313
                                                       2004      1.177          1.373           145,525
                                                       2003      1.000          1.177             6,581

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.421          1.703                --
                                                       2005      1.327          1.421            83,892
                                                       2004      1.163          1.327                --
                                                       2003      1.000          1.163                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.665          1.993            85,765
                                                       2006      1.493          1.665            91,573
                                                       2005      1.355          1.493            47,020
                                                       2004      1.144          1.355            12,979
                                                       2003      1.000          1.144                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.358          1.524                --
                                                       2005      1.328          1.358           131,766
                                                       2004      1.175          1.328           132,634
                                                       2003      1.000          1.175                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.288          1.371                --
                                                       2006      1.220          1.288                --
                                                       2005      1.167          1.220                --
                                                       2004      1.153          1.167                --
                                                       2003      1.000          1.153                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.446          1.444           455,138
                                                       2006      1.351          1.446           473,159
                                                       2005      1.230          1.351           393,060
                                                       2004      1.138          1.230           272,936
                                                       2003      1.000          1.138            12,684

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.390          1.482           579,765
                                                       2006      1.231          1.390           599,388
                                                       2005      1.200          1.231           619,523
                                                       2004      1.121          1.200           134,945
                                                       2003      1.000          1.121             4,692

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.373          1.370           367,948

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.256          1.301           345,062
                                                       2006      1.155          1.256           345,518
                                                       2005      1.127          1.155           374,750
                                                       2004      1.091          1.127           370,676
                                                       2003      1.000          1.091           100,086

  LMPVET Capital Subaccount (10/02)..................  2007      1.372          1.375         1,124,377
                                                       2006      1.228          1.372         1,270,516
                                                       2005      1.186          1.228         1,350,277
                                                       2004      1.131          1.186         1,236,377
                                                       2003      1.000          1.131           308,447

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.278          1.338            69,065
                                                       2006      1.101          1.278            66,314
                                                       2005      1.122          1.101            66,759
                                                       2004      1.103          1.122            16,895
                                                       2003      1.000          1.103             9,413

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.425          1.470           212,950
                                                       2006      1.258          1.425           214,579
                                                       2005      1.227          1.258           405,906
                                                       2004      1.132          1.227            18,984
                                                       2003      1.000          1.132            18,984

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.476          1.470           307,471
                                                       2006      1.284          1.476           308,877
                                                       2005      1.246          1.284           313,762
                                                       2004      1.171          1.246           129,712
                                                       2003      1.000          1.171            32,521

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.471          1.518           268,723
                                                       2006      1.298          1.471           268,743
                                                       2005      1.238          1.298           708,403
                                                       2004      1.142          1.238           223,979
                                                       2003      1.000          1.142                --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.520          1.554           132,954
                                                       2006      1.307          1.520           134,186
                                                       2005      1.247          1.307           134,616
                                                       2004      1.149          1.247            45,124
                                                       2003      1.000          1.149             4,620

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.231          1.274           172,434
                                                       2006      1.196          1.231           226,289
                                                       2005      1.156          1.196           267,693
                                                       2004      1.171          1.156            93,001
                                                       2003      1.000          1.171             8,693

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.516          1.598            37,595
                                                       2006      1.343          1.516            38,354
                                                       2005      1.260          1.343           252,410
                                                       2004      1.160          1.260            28,139
                                                       2003      1.000          1.160             3,339

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.328          1.352                --
                                                       2006      1.202          1.328           374,105
                                                       2005      1.180          1.202           370,405
                                                       2004      1.124          1.180           115,972
                                                       2003      1.000          1.124             7,079

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.605          1.737            81,010
                                                       2006      1.447          1.605           201,504
                                                       2005      1.402          1.447           275,633
                                                       2004      1.239          1.402            79,221
                                                       2003      1.000          1.239            23,027

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.025          1.021            31,023
                                                       2006      1.001          1.025            31,023
                                                       2005      0.994          1.001            31,029
                                                       2004      0.999          0.994            31,036
                                                       2003      1.000          0.999                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.163          1.167            42,207
                                                       2006      1.122          1.163            43,450
                                                       2005      1.112          1.122            43,467
                                                       2004      1.059          1.112            43,484
                                                       2003      1.000          1.059               210

  LMPVIT High Income Subaccount (11/99)..............  2007      1.320          1.303           504,319
                                                       2006      1.210          1.320           510,187
                                                       2005      1.198          1.210           520,291
                                                       2004      1.103          1.198           455,720
                                                       2003      1.000          1.103            38,218

  LMPVIT Money Market Subaccount (11/99).............  2007      1.028          1.061           139,675
                                                       2006      0.999          1.028            90,227
                                                       2005      0.988          0.999            90,227
                                                       2004      0.996          0.988            10,361
                                                       2003      1.000          0.996           124,217

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.611          1.719                --
                                                       2006      1.451          1.611             1,849
                                                       2005      1.406          1.451            12,567
                                                       2004      1.237          1.406             1,998
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.485          1.557                --
                                                       2006      1.278          1.485            45,872
                                                       2005      1.248          1.278            46,309
                                                       2004      1.172          1.248            46,775
                                                       2003      1.000          1.172                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.483          1.541                --
                                                       2006      1.286          1.483           207,320
                                                       2005      1.266          1.286           207,557
                                                       2004      1.142          1.266           101,869
                                                       2003      1.000          1.142                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.660          1.830                --
                                                       2006      1.504          1.660           191,484
                                                       2005      1.413          1.504           179,170
                                                       2004      1.158          1.413            95,984
                                                       2003      1.000          1.158                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.541          1.616                --
                                                       2006      1.456          1.541                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.602          1.614                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.354          1.319            19,167
                                                       2006      1.271          1.354           105,120

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.801          1.756            70,126
                                                       2006      1.635          1.801            37,222

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.589          2.039            13,140
                                                       2006      1.551          1.589            13,144

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.283          1.137                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.075          1.097           520,056
                                                       2006      1.001          1.075           235,684

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.072          1.060           295,747
                                                       2006      1.015          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.341          1.476                --
                                                       2006      1.358          1.341                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.297          1.421                --
                                                       2006      1.307          1.297                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.017          2.118             9,253

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.400          1.482            90,330
                                                       2006      1.267          1.400            88,544

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.220          1.022            68,320
                                                       2006      1.003          1.220            68,320

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.143          1.210            46,597

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.467          1.515            13,603
                                                       2006      1.365          1.467            14,106

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.176          1.298                --
                                                       2006      1.117          1.176                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.258          1.319           367,127
                                                       2006      1.214          1.258           269,360

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.028          0.981           291,733
                                                       2006      1.003          1.028           277,734

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.332          1.577            29,790
                                                       2006      1.365          1.332            30,287

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.068          1.115            80,598
                                                       2006      1.030          1.068            80,598

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.306          1.284                --
                                                       2006      1.271          1.306                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.316          1.345             5,200
                                                       2006      1.299          1.316             5,208

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.357          1.390            30,113
                                                       2006      1.324          1.357            29,368

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.077            48,825
                                                       2006      1.002          1.060            48,825

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.082                --
                                                       2006      1.001          1.042                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.081                --
                                                       2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.082                --
                                                       2006      1.002          1.054                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.082           148,318
                                                       2006      1.002          1.059           165,906

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.323          1.356           456,871
                                                       2006      1.238          1.323           457,167

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.051          1.098           319,778
                                                       2006      0.996          1.051           320,188

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.147            36,434
                                                       2006      0.998          1.068            19,817

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.116          1.139                --
                                                       2006      1.127          1.116            47,079
                                                       2005      1.122          1.127            49,662
                                                       2004      1.048          1.122            59,583
                                                       2003      1.000          1.048             8,722

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.090          1.166           896,402
                                                       2006      1.067          1.090           524,630
                                                       2005      1.059          1.067           380,657
                                                       2004      1.026          1.059           232,845
                                                       2003      1.000          1.026            14,929

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.874          2.028                --
                                                       2006      1.491          1.874                --
                                                       2005      1.351          1.491                --
                                                       2004      1.182          1.351                --
                                                       2003      1.000          1.182                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.868          1.994                --
                                                       2006      1.619          1.868            23,539
                                                       2005      1.537          1.619             9,448
                                                       2004      1.238          1.537             8,411
                                                       2003      1.000          1.238                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.276          1.358                --
                                                       2005      1.193          1.276                --
                                                       2004      1.138          1.193                --
                                                       2003      1.000          1.138                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.260          1.324                --
                                                       2005      1.226          1.260            29,181
                                                       2004      1.134          1.226            49,924
                                                       2003      1.000          1.134            11,270

  Travelers Large Cap Subaccount (11/99).............  2006      1.260          1.299                --
                                                       2005      1.179          1.260                --
                                                       2004      1.125          1.179                --
                                                       2003      1.000          1.125                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                --
                                                       2005      1.007          1.077            42,718

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.030          1.034                --
                                                       2005      1.000          1.030                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                --
                                                       2005      1.000          1.046                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.064          1.110                --
                                                       2005      0.999          1.064           206,728

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.057                --
                                                       2005      1.008          1.037                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.040          1.030                --
                                                       2005      1.043          1.040            80,598
                                                       2004      1.031          1.043            80,598
                                                       2003      1.000          1.031            70,293

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.371          1.456                --
                                                       2005      1.244          1.371                --
                                                       2004      1.091          1.244                --
                                                       2003      1.000          1.091                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.290          1.365                --
                                                       2005      1.272          1.290            11,949
                                                       2004      1.134          1.272                --
                                                       2003      1.000          1.134                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.200          1.238                --
                                                       2005      1.185          1.200           554,230
                                                       2004      1.080          1.185           137,796
                                                       2003      1.000          1.080            19,332

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.173          1.267                --
                                                       2005      1.120          1.173            89,467
                                                       2004      0.993          1.120                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.423          1.635                --
                                                       2005      1.321          1.423            35,399
                                                       2004      1.160          1.321            33,057
                                                       2003      1.000          1.160             3,089

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.286          1.365                --
                                                       2005      1.234          1.286            14,582
                                                       2004      1.129          1.234            12,386
                                                       2003      1.000          1.129                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.117                --
                                                       2005      1.000          1.062                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.203          1.214                --
                                                       2005      1.179          1.203           413,524
                                                       2004      1.081          1.179           334,613
                                                       2003      1.000          1.081                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.217          1.270                --
                                                       2005      1.213          1.217             5,336
                                                       2004      1.118          1.213             5,345
                                                       2003      1.000          1.118             5,347

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.135          1.307                --
                                                       2005      1.032          1.135                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                --
                                                       2005      1.000          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.225          1.271                --
                                                       2005      1.155          1.225                --
                                                       2004      1.130          1.155                --
                                                       2003      1.000          1.130                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.264          1.454                --
                                                       2006      1.249          1.264           292,462
                                                       2005      1.176          1.249           231,197
                                                       2004      1.117          1.176                --
                                                       2003      1.000          1.117                --

           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.261          1.318               --
                                                       2005      1.226          1.261               --
                                                       2004      1.122          1.226               --
                                                       2003      1.000          1.122               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.316          1.286               --
                                                       2005      1.166          1.316               --
                                                       2004      1.095          1.166               --
                                                       2003      1.000          1.095               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.762          1.989           35,047
                                                       2006      1.488          1.762           32,901
                                                       2005      1.327          1.488           32,922
                                                       2004      1.189          1.327           32,946
                                                       2003      1.000          1.189           15,170

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.576          1.740           62,330
                                                       2006      1.454          1.576           62,353
                                                       2005      1.273          1.454           62,381
                                                       2004      1.151          1.273           64,426
                                                       2003      1.000          1.151           11,767

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.469          1.517           43,601
                                                       2006      1.297          1.469           43,613
                                                       2005      1.246          1.297           43,627
                                                       2004      1.148          1.246           43,641
                                                       2003      1.000          1.148               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.566          1.549               --
                                                       2005      1.347          1.566               --
                                                       2004      1.146          1.347               --
                                                       2003      1.000          1.146               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.558          2.032               --
                                                       2005      1.479          1.558               --
                                                       2004      1.145          1.479               --
                                                       2003      1.000          1.145               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.306          1.420               --
                                                       2005      1.206          1.306               --
                                                       2004      1.074          1.206               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.304          1.453               --
                                                       2005      1.204          1.304               --
                                                       2004      1.067          1.204               --
                                                       2003      1.000          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.633          1.887               --
                                                       2006      1.489          1.633               --
                                                       2005      1.296          1.489               --
                                                       2004      1.143          1.296               --
                                                       2003      1.000          1.143               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.885          2.138           27,670
                                                       2006      1.706          1.885           27,692
                                                       2005      1.470          1.706           27,718
                                                       2004      1.200          1.470           30,307
                                                       2003      1.000          1.200           16,388

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.221          1.245               --
                                                       2006      1.050          1.221               --
                                                       2005      1.028          1.050               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.441          1.576           17,926
                                                       2006      1.348          1.441           17,948
                                                       2005      1.309          1.348           17,972
                                                       2004      1.194          1.309           26,630
                                                       2003      1.000          1.194           13,504

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.347          1.568               --
                                                       2005      1.239          1.347           10,616
                                                       2004      1.119          1.239           10,631
                                                       2003      1.000          1.119            6,729

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.447          3.097            5,823
                                                       2006      1.943          2.447            5,292
                                                       2005      1.551          1.943            5,292
                                                       2004      1.265          1.551            7,888
                                                       2003      1.000          1.265               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.774          2.014           26,731
                                                       2006      1.486          1.774           18,185
                                                       2005      1.372          1.486           12,042
                                                       2004      1.177          1.372            6,932
                                                       2003      1.000          1.177            6,935

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.420          1.700               --
                                                       2005      1.326          1.420            5,230
                                                       2004      1.163          1.326               --
                                                       2003      1.000          1.163               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.662          1.989               --
                                                       2006      1.492          1.662               --
                                                       2005      1.354          1.492               --
                                                       2004      1.143          1.354               --
                                                       2003      1.000          1.143               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.357          1.521               --
                                                       2005      1.327          1.357               --
                                                       2004      1.175          1.327               --
                                                       2003      1.000          1.175               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.286          1.369               --
                                                       2006      1.219          1.286               --
                                                       2005      1.166          1.219               --
                                                       2004      1.153          1.166               --
                                                       2003      1.000          1.153               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.444          1.441           17,558
                                                       2006      1.350          1.444            9,176
                                                       2005      1.230          1.350            1,870
                                                       2004      1.137          1.230               --
                                                       2003      1.000          1.137               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.388          1.479               --
                                                       2006      1.230          1.388               --
                                                       2005      1.199          1.230               --
                                                       2004      1.121          1.199               --
                                                       2003      1.000          1.121               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.370          1.367               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.254          1.299            8,498
                                                       2006      1.154          1.254            8,498
                                                       2005      1.126          1.154               --
                                                       2004      1.091          1.126               --
                                                       2003      1.000          1.091               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.370          1.372            5,803
                                                       2006      1.226          1.370            5,803
                                                       2005      1.185          1.226            5,812
                                                       2004      1.130          1.185               --
                                                       2003      1.000          1.130               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.276          1.335               --
                                                       2006      1.100          1.276               --
                                                       2005      1.121          1.100               --
                                                       2004      1.103          1.121               --
                                                       2003      1.000          1.103               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.422          1.467               --
                                                       2006      1.257          1.422               --
                                                       2005      1.226          1.257               --
                                                       2004      1.131          1.226               --
                                                       2003      1.000          1.131               --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.473          1.467               --
                                                       2006      1.283          1.473               --
                                                       2005      1.245          1.283               --
                                                       2004      1.170          1.245               --
                                                       2003      1.000          1.170               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.468          1.514               --
                                                       2006      1.296          1.468               --
                                                       2005      1.238          1.296               --
                                                       2004      1.142          1.238               --
                                                       2003      1.000          1.142               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.518          1.550           10,565
                                                       2006      1.305          1.518           10,577
                                                       2005      1.246          1.305           10,591
                                                       2004      1.149          1.246           10,606
                                                       2003      1.000          1.149           10,611

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.228          1.272               --
                                                       2006      1.195          1.228               --
                                                       2005      1.155          1.195               --
                                                       2004      1.170          1.155               --
                                                       2003      1.000          1.170               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.514          1.595               --
                                                       2006      1.341          1.514               --
                                                       2005      1.259          1.341               --
                                                       2004      1.160          1.259               --
                                                       2003      1.000          1.160               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.326          1.349               --
                                                       2006      1.201          1.326               --
                                                       2005      1.180          1.201               --
                                                       2004      1.124          1.180               --
                                                       2003      1.000          1.124               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.602          1.733               --
                                                       2006      1.445          1.602               --
                                                       2005      1.401          1.445               --
                                                       2004      1.238          1.401               --
                                                       2003      1.000          1.238               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.023          1.019               --
                                                       2006      0.999          1.023               --
                                                       2005      0.993          0.999               --
                                                       2004      0.998          0.993               --
                                                       2003      1.000          0.998               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.161          1.164               --
                                                       2006      1.120          1.161               --
                                                       2005      1.111          1.120               --
                                                       2004      1.059          1.111               --
                                                       2003      1.000          1.059               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.318          1.300            7,759
                                                       2006      1.208          1.318            7,759
                                                       2005      1.198          1.208            7,759
                                                       2004      1.103          1.198            9,214
                                                       2003      1.000          1.103               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.027          1.059           57,266
                                                       2006      0.998          1.027           57,266
                                                       2005      0.987          0.998           57,266
                                                       2004      0.995          0.987               --
                                                       2003      1.000          0.995            6,903

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.609          1.716               --
                                                       2006      1.449          1.609               --
                                                       2005      1.405          1.449               --
                                                       2004      1.236          1.405               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.482          1.554               --
                                                       2006      1.276          1.482               --
                                                       2005      1.248          1.276               --
                                                       2004      1.172          1.248               --
                                                       2003      1.000          1.172               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.480          1.538               --
                                                       2006      1.284          1.480               --
                                                       2005      1.265          1.284               --
                                                       2004      1.142          1.265               --
                                                       2003      1.000          1.142               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.657          1.826               --
                                                       2006      1.502          1.657               --
                                                       2005      1.412          1.502               --
                                                       2004      1.158          1.412               --
                                                       2003      1.000          1.158               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.538          1.613               --
                                                       2006      1.454          1.538               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.599          1.610               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.353          1.317               --
                                                       2006      1.270          1.353               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.798          1.752               --
                                                       2006      1.632          1.798               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.587          2.035               --
                                                       2006      1.549          1.587               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.282          1.135               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.075          1.096           26,138
                                                       2006      1.001          1.075           15,260

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.071          1.059               --
                                                       2006      1.015          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.339          1.473               --
                                                       2006      1.356          1.339               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.296          1.419               --
                                                       2006      1.306          1.296               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.014          2.113               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.398          1.480               --
                                                       2006      1.266          1.398               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.219          1.021               --
                                                       2006      1.003          1.219               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.141          1.208               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.464          1.512            5,796
                                                       2006      1.363          1.464            5,802

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.175          1.296               --
                                                       2006      1.117          1.175               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.255          1.316               --
                                                       2006      1.213          1.255               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.028          0.980           10,744
                                                       2006      1.003          1.028               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.329          1.574               --
                                                       2006      1.363          1.329               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.067          1.113               --
                                                       2006      1.028          1.067               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.304          1.281               --
                                                       2006      1.269          1.304               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.314          1.342               --
                                                       2006      1.297          1.314               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.355          1.387               --
                                                       2006      1.322          1.355               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.076               --
                                                       2006      1.002          1.060               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.081               --
                                                       2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.080               --
                                                       2006      1.002          1.049               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.081               --
                                                       2006      1.002          1.054               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.081               --
                                                       2006      1.002          1.059               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.321          1.353            3,654
                                                       2006      1.237          1.321            3,661

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.050          1.097           32,733
                                                       2006      0.996          1.050           18,356

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.146               --
                                                       2006      0.998          1.068               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.114          1.136               --
                                                       2006      1.126          1.114               --
                                                       2005      1.121          1.126               --
                                                       2004      1.047          1.121               --
                                                       2003      1.000          1.047               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.088          1.163               --
                                                       2006      1.066          1.088               --
                                                       2005      1.058          1.066               --
                                                       2004      1.026          1.058               --
                                                       2003      1.000          1.026               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.871          2.024               --
                                                       2006      1.490          1.871               --
                                                       2005      1.350          1.490               --
                                                       2004      1.182          1.350               --
                                                       2003      1.000          1.182               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.864          1.990               --
                                                       2006      1.617          1.864            5,886
                                                       2005      1.536          1.617            5,886
                                                       2004      1.238          1.536               --
                                                       2003      1.000          1.238               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.274          1.356               --
                                                       2005      1.192          1.274               --
                                                       2004      1.138          1.192               --
                                                       2003      1.000          1.138               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.258          1.322               --
                                                       2005      1.225          1.258               --
                                                       2004      1.134          1.225               --
                                                       2003      1.000          1.134               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.259          1.297               --
                                                       2005      1.178          1.259               --
                                                       2004      1.125          1.178               --
                                                       2003      1.000          1.125               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.144               --
                                                       2005      1.007          1.077               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.030          1.034               --
                                                       2005      1.000          1.030               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.082               --
                                                       2005      1.000          1.045               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.064          1.110               --
                                                       2005      0.999          1.064               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.057               --
                                                       2005      1.008          1.037               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.039          1.028               --
                                                       2005      1.042          1.039               --
                                                       2004      1.031          1.042               --
                                                       2003      1.000          1.031               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.370          1.454               --
                                                       2005      1.243          1.370               --
                                                       2004      1.091          1.243               --
                                                       2003      1.000          1.091               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.288          1.363               --
                                                       2005      1.272          1.288               --
                                                       2004      1.133          1.272               --
                                                       2003      1.000          1.133               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.198          1.237               --
                                                       2005      1.184          1.198            3,668
                                                       2004      1.080          1.184            3,677
                                                       2003      1.000          1.080            3,680

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.172          1.266               --
                                                       2005      1.120          1.172               --
                                                       2004      0.993          1.120               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.422          1.632               --
                                                       2005      1.320          1.422               --
                                                       2004      1.160          1.320               --
                                                       2003      1.000          1.160               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.285          1.363               --
                                                       2005      1.233          1.285            5,809
                                                       2004      1.129          1.233            5,817
                                                       2003      1.000          1.129            5,820

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.117               --
                                                       2005      1.000          1.061               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.201          1.213               --
                                                       2005      1.179          1.201               --
                                                       2004      1.081          1.179               --
                                                       2003      1.000          1.081               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.216          1.268               --
                                                       2005      1.212          1.216               --
                                                       2004      1.118          1.212               --
                                                       2003      1.000          1.118               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.135          1.306               --
                                                       2005      1.032          1.135               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.270               --
                                                       2005      1.000          1.108               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.223          1.269               --
                                                       2005      1.154          1.223               --
                                                       2004      1.130          1.154               --
                                                       2003      1.000          1.130               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.261          1.450               --
                                                       2006      1.247          1.261               --
                                                       2005      1.175          1.247               --
                                                       2004      1.117          1.175               --
                                                       2003      1.000          1.117               --




         VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.80% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.145          1.196                 --
                                                       2005      1.115          1.145            168,472
                                                       2004      1.020          1.115            148,290
                                                       2003      0.786          1.020            148,070
                                                       2002      0.980          0.786            193,818

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.740          0.722                 --
                                                       2005      0.656          0.740          1,737,738
                                                       2004      0.616          0.656          2,422,021
                                                       2003      0.509          0.616          2,534,558
                                                       2002      0.749          0.509          2,761,613
                                                       2001      0.836          0.749          2,203,655

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.440          1.625         13,245,134
                                                       2006      1.218          1.440         13,657,569
                                                       2005      1.087          1.218         13,499,365
                                                       2004      0.975          1.087         14,038,586
                                                       2003      0.734          0.975         12,687,639
                                                       2002      0.875          0.734          8,371,123
                                                       2001      0.993          0.875          1,544,419

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.332          1.469         16,856,562
                                                       2006      1.230          1.332         17,694,815
                                                       2005      1.078          1.230         18,663,020
                                                       2004      0.975          1.078         17,617,208
                                                       2003      0.726          0.975         16,287,152
                                                       2002      0.978          0.726         10,871,684
                                                       2001      1.088          0.978          4,340,090

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.468          1.514         20,486,553
                                                       2006      1.297          1.468         21,164,791
                                                       2005      1.248          1.297         21,344,424
                                                       2004      1.151          1.248         21,686,362
                                                       2003      0.885          1.151         19,684,170
                                                       2002      1.104          0.885         13,136,644
                                                       2001      1.121          1.104          2,553,991

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.662          0.655                 --
                                                       2005      0.571          0.662            505,995
                                                       2004      0.486          0.571            277,389
                                                       2003      0.396          0.486            346,932
                                                       2002      0.538          0.396            407,014
                                                       2001      0.634          0.538            649,555

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.298          2.994                 --
                                                       2005      2.183          2.298            185,547
                                                       2004      1.692          2.183            184,395
                                                       2003      1.285          1.692            183,010
                                                       2002      1.252          1.285            145,664
                                                       2001      1.146          1.252             11,465

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                 --
                                                       2005      1.205          1.304             29,766
                                                       2004      1.074          1.205             21,094
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                 --
                                                       2005      1.203          1.301             86,508
                                                       2004      1.067          1.203             38,258
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.438          1.659          1,335,478
                                                       2006      1.312          1.438          1,199,063
                                                       2005      1.143          1.312          1,150,674
                                                       2004      1.009          1.143          1,099,601
                                                       2003      0.800          1.009            569,672
                                                       2002      0.900          0.800            850,748
                                                       2001      0.956          0.900            549,352

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.928          2.184            672,647
                                                       2006      1.746          1.928            716,973
                                                       2005      1.507          1.746            802,560
                                                       2004      1.230          1.507            814,467
                                                       2003      0.906          1.230            653,619
                                                       2002      1.025          0.906            307,773
                                                       2001      0.992          1.025              7,278

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.219          1.242            716,066
                                                       2006      1.050          1.219            364,583
                                                       2005      1.028          1.050            255,534

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.911          0.995            321,654
                                                       2006      0.853          0.911            246,241
                                                       2005      0.829          0.853            251,441
                                                       2004      0.757          0.829            278,131
                                                       2003      0.562          0.757            316,594
                                                       2002      0.802          0.562            279,521
                                                       2001      0.826          0.802            263,943

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.244          1.447                 --
                                                       2005      1.146          1.244            463,669
                                                       2004      1.036          1.146            519,463
                                                       2003      0.842          1.036            339,300
                                                       2002      0.996          0.842             10,755

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.785          3.523            394,199
                                                       2006      2.214          2.785            326,263
                                                       2005      1.769          2.214            293,516
                                                       2004      1.444          1.769            127,549
                                                       2003      1.000          1.444             81,239

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.372          1.556          1,587,080
                                                       2006      1.151          1.372          1,809,044
                                                       2005      1.063          1.151          1,501,530
                                                       2004      0.913          1.063          1,163,252
                                                       2003      0.703          0.913            926,381
                                                       2002      0.879          0.703            848,308
                                                       2001      1.028          0.879            629,693

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.249          1.494                 --
                                                       2005      1.168          1.249             95,208
                                                       2004      1.025          1.168             60,904
                                                       2003      0.790          1.025             36,914
                                                       2002      0.980          0.790             14,815

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.541          0.647            473,816
                                                       2006      0.486          0.541            499,430
                                                       2005      0.442          0.486            479,290
                                                       2004      0.373          0.442            504,404
                                                       2003      0.282          0.373            577,215
                                                       2002      0.399          0.282            768,122
                                                       2001      0.535          0.399            957,864

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                 --
                                                       2005      1.503          1.536            187,492
                                                       2004      1.332          1.503            143,569
                                                       2003      1.000          1.332            110,206

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.941          1.001                 --
                                                       2006      0.893          0.941            212,210
                                                       2005      0.855          0.893            213,006
                                                       2004      0.846          0.855            296,625
                                                       2003      0.641          0.846            353,158
                                                       2002      0.892          0.641            325,735
                                                       2001      1.000          0.892            254,423

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.436          1.431          5,063,184
                                                       2006      1.344          1.436          6,770,801
                                                       2005      1.225          1.344          7,517,429
                                                       2004      1.135          1.225          7,989,741
                                                       2003      0.859          1.135          8,426,576
                                                       2002      1.298          0.859          7,951,344
                                                       2001      1.316          1.298          4,928,732

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.180          1.257          2,741,508
                                                       2006      1.047          1.180          3,012,917
                                                       2005      1.022          1.047          3,208,097
                                                       2004      0.956          1.022          3,542,077
                                                       2003      0.782          0.956          3,677,132
                                                       2002      0.965          0.782          3,047,877
                                                       2001      1.009          0.965          1,776,997

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.643          1.640            156,746

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.424          1.473          2,118,495
                                                       2006      1.312          1.424          2,102,595
                                                       2005      1.281          1.312          1,943,861
                                                       2004      1.242          1.281          1,469,076
                                                       2003      1.037          1.242          1,212,059
                                                       2002      1.000          1.037             85,778

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital Subaccount (10/02)..................  2007      1.654          1.654            652,563
                                                       2006      1.482          1.654            808,923
                                                       2005      1.434          1.482            961,372
                                                       2004      1.369          1.434          1,130,241
                                                       2003      1.060          1.369          1,552,275
                                                       2002      1.000          1.060             64,335

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.906          0.947            284,921
                                                       2006      0.782          0.906            301,436
                                                       2005      0.798          0.782            370,785
                                                       2004      0.786          0.798            311,117
                                                       2003      0.648          0.786            308,611
                                                       2002      0.891          0.648            438,194
                                                       2001      1.008          0.891             50,962

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      0.980          1.009          1,032,421
                                                       2006      0.866          0.980          1,229,220
                                                       2005      0.846          0.866          1,303,137
                                                       2004      0.781          0.846          1,710,378
                                                       2003      0.623          0.781          1,904,694
                                                       2002      0.817          0.623          1,645,211
                                                       2001      0.885          0.817          2,026,387

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.528          1.519          6,572,810
                                                       2006      1.332          1.528          5,544,971
                                                       2005      1.294          1.332          6,348,605
                                                       2004      1.217          1.294          7,138,888
                                                       2003      0.894          1.217          7,499,816
                                                       2002      1.157          0.894          7,710,583
                                                       2001      1.232          1.157          4,922,412

  LMPVET Global Equity Subaccount (10/02)............  2007      1.778          1.832            359,479
                                                       2006      1.571          1.778            361,800
                                                       2005      1.502          1.571            444,497
                                                       2004      1.387          1.502            375,028
                                                       2003      1.073          1.387            202,888
                                                       2002      1.000          1.073             33,025

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.401          1.430          2,274,646
                                                       2006      1.206          1.401            907,943
                                                       2005      1.153          1.206          1,105,738
                                                       2004      1.064          1.153          1,177,171
                                                       2003      0.818          1.064          1,323,286
                                                       2002      1.083          0.818          1,169,456
                                                       2001      1.168          1.083          1,074,948

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.961          0.994          2,987,839
                                                       2006      0.936          0.961          3,448,306
                                                       2005      0.905          0.936          3,967,847
                                                       2004      0.918          0.905          4,418,490
                                                       2003      0.634          0.918          4,722,739
                                                       2002      0.858          0.634          3,981,401
                                                       2001      0.916          0.858          4,414,564

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.575          1.658            869,988
                                                       2006      1.397          1.575          1,003,790
                                                       2005      1.313          1.397          1,079,722
                                                       2004      1.211          1.313          1,323,755
                                                       2003      0.950          1.211          1,414,246
                                                       2002      1.196          0.950          1,135,832
                                                       2001      1.260          1.196            964,441

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.592          1.619                 --
                                                       2006      1.443          1.592            161,382
                                                       2005      1.419          1.443            175,841
                                                       2004      1.353          1.419            181,446
                                                       2003      1.068          1.353            123,563
                                                       2002      1.000          1.068                 --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.537          1.661            710,882
                                                       2006      1.388          1.537            592,814
                                                       2005      1.347          1.388            604,912
                                                       2004      1.191          1.347            574,902
                                                       2003      0.815          1.191            576,668
                                                       2002      1.270          0.815            485,599
                                                       2001      1.276          1.270            272,556

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.020          1.015             17,815
                                                       2006      0.997          1.020             20,545
                                                       2005      0.992          0.997             12,967
                                                       2004      0.998          0.992            134,836
                                                       2003      1.000          0.998              1,896

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.265          1.267            810,237
                                                       2006      1.222          1.265          1,005,802
                                                       2005      1.214          1.222          1,078,926
                                                       2004      1.157          1.214          1,402,899
                                                       2003      1.055          1.157          1,827,618
                                                       2002      1.024          1.055            839,370
                                                       2001      1.045          1.024            893,723

  LMPVIT High Income Subaccount (11/99)..............  2007      1.231          1.213            969,988
                                                       2006      1.130          1.231          1,084,539
                                                       2005      1.121          1.130          1,273,841
                                                       2004      1.033          1.121          1,472,120
                                                       2003      0.825          1.033          1,602,990
                                                       2002      0.868          0.825          1,194,393
                                                       2001      0.994          0.868            839,928

  LMPVIT Money Market Subaccount (11/99).............  2007      1.081          1.114          3,842,505
                                                       2006      1.052          1.081          3,283,341
                                                       2005      1.042          1.052          2,013,835
                                                       2004      1.051          1.042          2,677,978
                                                       2003      1.063          1.051          3,107,302
                                                       2002      1.069          1.063          6,655,526
                                                       2001      1.057          1.069          3,792,004

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.245          1.328                 --
                                                       2006      1.123          1.245            270,374
                                                       2005      1.090          1.123            242,488
                                                       2004      0.960          1.090            231,928
                                                       2003      0.688          0.960            199,188
                                                       2002      0.943          0.688             98,063
                                                       2001      0.987          0.943             17,285

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.524          1.598                 --
                                                       2006      1.314          1.524          1,886,357
                                                       2005      1.286          1.314          2,155,632
                                                       2004      1.209          1.286          2,291,751
                                                       2003      0.885          1.209          2,556,109
                                                       2002      1.203          0.885          2,730,229
                                                       2001      1.252          1.203          1,624,219

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.604          1.666                 --
                                                       2006      1.393          1.604            307,543
                                                       2005      1.373          1.393            290,785
                                                       2004      1.241          1.373            139,195
                                                       2003      1.000          1.241             69,924

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.793          1.975                 --
                                                       2006      1.627          1.793            611,811
                                                       2005      1.531          1.627            695,119
                                                       2004      1.256          1.531            579,899
                                                       2003      1.000          1.256            184,059

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.988          1.035                 --
                                                       2006      0.934          0.988            825,415

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.027          1.033            924,596

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.351          1.314            156,252
                                                       2006      1.269          1.351             90,298

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.139          1.109            698,065
                                                       2006      1.035          1.139            573,755

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.671          0.859            613,725
                                                       2006      0.655          0.671            386,705

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.279          1.132             47,848

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.094            892,261
                                                       2006      1.001          1.074            872,387

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.071          1.058            947,864
                                                       2006      1.015          1.071            127,962

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.960          1.055            124,834
                                                       2006      0.973          0.960            161,496

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.294          1.415             16,629
                                                       2006      1.305          1.294                928

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.482          1.554            190,980

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.395          1.474            594,073
                                                       2006      1.264          1.395            476,839

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.020            478,049
                                                       2006      1.003          1.218            536,697

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200            467,936

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.570          1.619              4,709
                                                       2006      1.462          1.570              4,714

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.173          1.294                 --
                                                       2006      1.116          1.173              6,324

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.435          1.503            240,999
                                                       2006      1.388          1.435            140,064

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.979            919,079
                                                       2006      1.003          1.027            402,744

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.580          0.686            910,279
                                                       2006      0.595          0.580            972,237

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.224          1.276            843,921
                                                       2006      1.181          1.224            856,155

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.737          0.723            486,918
                                                       2006      0.718          0.737            161,739

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.832          0.849          1,260,761
                                                       2006      0.822          0.832          1,597,235

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.345          1.375            746,511
                                                       2006      1.313          1.345            961,336

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.074             38,414
                                                       2006      1.002          1.059             47,700

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.080            128,604
                                                       2006      1.001          1.041                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.048          1.079            450,376
                                                       2006      1.002          1.048            116,832

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.079          1,879,974
                                                       2006      1.002          1.053          1,137,572

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.079            390,395
                                                       2006      1.002          1.058            413,868

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.468          1.502         10,357,364
                                                       2006      1.375          1.468         11,377,250

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.050          1.096            206,808
                                                       2006      0.996          1.050            403,058

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.144          1,031,603
                                                       2006      0.998          1.067          1,100,035

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130                 --
                                                       2006      1.121          1.109            455,584
                                                       2005      1.118          1.121            507,343
                                                       2004      1.045          1.118            966,189
                                                       2003      1.000          1.045             66,862

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.227          1.310          3,593,841
                                                       2006      1.203          1.227          3,876,869
                                                       2005      1.195          1.203          4,170,974
                                                       2004      1.160          1.195          4,288,696
                                                       2003      1.125          1.160          4,958,737
                                                       2002      1.050          1.125          7,601,486
                                                       2001      1.009          1.050          1,040,045

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.377          1.490                 --
                                                       2006      1.098          1.377            212,109
                                                       2005      0.996          1.098            158,085
                                                       2004      0.873          0.996            146,052
                                                       2003      0.691          0.873            211,713
                                                       2002      0.855          0.691            322,648
                                                       2001      0.982          0.855             86,605

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.923          2.052                 --
                                                       2006      1.669          1.923            417,164
                                                       2005      1.588          1.669            463,651
                                                       2004      1.281          1.588            465,147
                                                       2003      0.871          1.281            572,206
                                                       2002      1.086          0.871            653,195
                                                       2001      1.047          1.086            141,792

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.914          0.973                 --
                                                       2005      0.856          0.914            169,742
                                                       2004      0.818          0.856            171,322
                                                       2003      0.644          0.818            221,463
                                                       2002      0.862          0.644            139,857
                                                       2001      0.972          0.862            898,773

  Travelers Equity Income Subaccount (11/99).........  2006      1.250          1.313                 --
                                                       2005      1.218          1.250            995,006
                                                       2004      1.129          1.218          1,068,502
                                                       2003      0.876          1.129          1,009,582
                                                       2002      1.037          0.876          1,084,598
                                                       2001      1.099          1.037            993,080

  Travelers Large Cap Subaccount (11/99).............  2006      0.798          0.822                 --
                                                       2005      0.747          0.798            781,209
                                                       2004      0.714          0.747            869,453
                                                       2003      0.583          0.714            855,552
                                                       2002      0.769          0.583            677,781
                                                       2001      0.864          0.769            439,291

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                 --
                                                       2005      1.007          1.076             33,731

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033                 --
                                                       2005      1.000          1.029                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.081                 --
                                                       2005      1.000          1.045                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.109                 --
                                                       2005      0.999          1.063            344,293

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.056                 --
                                                       2005      1.008          1.036            110,884

  Travelers Managed Income Subaccount (11/99)........  2006      1.193          1.181                 --
                                                       2005      1.198          1.193            992,587
                                                       2004      1.186          1.198          1,256,804
                                                       2003      1.114          1.186          2,050,418
                                                       2002      1.110          1.114          1,264,864
                                                       2001      1.095          1.110            630,893

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.881          0.934                 --
                                                       2005      0.800          0.881            861,839
                                                       2004      0.703          0.800            783,000
                                                       2003      0.591          0.703            735,879
                                                       2002      0.803          0.591            698,259
                                                       2001      0.951          0.803            662,621

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.563          0.595                 --
                                                       2005      0.556          0.563          1,006,935
                                                       2004      0.496          0.556            224,455
                                                       2003      0.369          0.496            243,051
                                                       2002      0.734          0.369            281,572
                                                       2001      0.847          0.734            107,322

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.333          1.375                 --
                                                       2005      1.318          1.333         11,368,224
                                                       2004      1.204          1.318         11,877,187
                                                       2003      1.052          1.204         10,446,839
                                                       2002      1.131          1.052          7,540,877
                                                       2001      1.155          1.131          3,539,246

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.170          1.264                 --
                                                       2005      1.119          1.170            336,557
                                                       2004      0.993          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.902          1.035                 --
                                                       2005      0.838          0.902            380,664
                                                       2004      0.737          0.838            222,987
                                                       2003      0.584          0.737            138,766
                                                       2002      0.683          0.584             53,081
                                                       2001      0.891          0.683             25,354

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                 --
                                                       2005      1.325          1.379              6,594
                                                       2004      1.214          1.325              6,543
                                                       2003      1.000          1.214                 --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.116                 --
                                                       2005      1.000          1.061              2,137

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.375          1.388                 --
                                                       2005      1.350          1.375            137,201
                                                       2004      1.239          1.350             27,029
                                                       2003      1.055          1.239              2,981
                                                       2002      1.015          1.055             17,525
                                                       2001      1.031          1.015              7,608

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.725          0.756                 --
                                                       2005      0.724          0.725          1,165,219
                                                       2004      0.668          0.724          1,352,969
                                                       2003      0.513          0.668          1,595,899
                                                       2002      0.787          0.513          1,454,962
                                                       2001      0.916          0.787          1,336,240

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.305                 --
                                                       2005      1.032          1.134                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.269                 --
                                                       2005      1.000          1.107              9,121

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.692          0.718                 --
                                                       2005      0.653          0.692            142,322
                                                       2004      0.641          0.653            162,682
                                                       2003      0.519          0.641            211,308
                                                       2002      0.748          0.519            239,297
                                                       2001      0.819          0.748            269,829

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.774          0.889          1,041,877
                                                       2006      0.766          0.774          1,012,027
                                                       2005      0.722          0.766          1,132,121
                                                       2004      0.687          0.722          1,326,872
                                                       2003      0.549          0.687          1,838,477
                                                       2002      0.829          0.549          2,153,337
                                                       2001      1.026          0.829          1,864,780




           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.257          1.313                --
                                                       2005      1.224          1.257                --
                                                       2004      1.121          1.224                --
                                                       2003      1.000          1.121                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.312          1.279                --
                                                       2005      1.163          1.312             9,868
                                                       2004      1.094          1.163             9,271
                                                       2003      1.000          1.094                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.753          1.976           199,582
                                                       2006      1.483          1.753           190,511
                                                       2005      1.324          1.483           192,656
                                                       2004      1.188          1.324           153,924
                                                       2003      1.000          1.188                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.568          1.729           364,768
                                                       2006      1.449          1.568           466,594
                                                       2005      1.270          1.449           472,693
                                                       2004      1.150          1.270           479,818
                                                       2003      1.000          1.150            44,022

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.507         1,389,509
                                                       2006      1.292          1.461         1,535,674
                                                       2005      1.244          1.292         1,549,452
                                                       2004      1.148          1.244         1,427,039
                                                       2003      1.000          1.148             6,912

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.560          1.542                --
                                                       2005      1.344          1.560            69,179
                                                       2004      1.146          1.344                --
                                                       2003      1.000          1.146                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.552          2.021                --
                                                       2005      1.475          1.552           129,943
                                                       2004      1.144          1.475                --
                                                       2003      1.000          1.144                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                --
                                                       2005      1.204          1.302            10,550
                                                       2004      1.074          1.204                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.299          1.447                --
                                                       2005      1.202          1.299            22,867
                                                       2004      1.067          1.202                --
                                                       2003      1.000          1.067                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.625          1.874           106,953
                                                       2006      1.483          1.625           106,958
                                                       2005      1.293          1.483           106,968
                                                       2004      1.142          1.293            65,466
                                                       2003      1.000          1.142                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.876          2.124           149,854
                                                       2006      1.700          1.876           151,053
                                                       2005      1.467          1.700           150,707
                                                       2004      1.199          1.467            47,014
                                                       2003      1.000          1.199                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.218          1.240            40,069
                                                       2006      1.049          1.218                --
                                                       2005      1.027          1.049                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.434          1.565            16,832
                                                       2006      1.344          1.434            19,101
                                                       2005      1.306          1.344            19,104
                                                       2004      1.193          1.306            19,107
                                                       2003      1.000          1.193                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.342          1.560                --
                                                       2005      1.236          1.342            82,653
                                                       2004      1.118          1.236            29,759
                                                       2003      1.000          1.118                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.434          3.077           152,885
                                                       2006      1.936          2.434           175,387
                                                       2005      1.547          1.936           175,863
                                                       2004      1.264          1.547           120,614
                                                       2003      1.000          1.264                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.765          2.001            34,313
                                                       2006      1.481          1.765            67,492
                                                       2005      1.369          1.481            69,043
                                                       2004      1.176          1.369            49,391
                                                       2003      1.000          1.176                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.415          1.692                --
                                                       2005      1.324          1.415             3,963
                                                       2004      1.162          1.324                --
                                                       2003      1.000          1.162                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.653          1.976                --
                                                       2006      1.486          1.653                --
                                                       2005      1.351          1.486                --
                                                       2004      1.143          1.351                --
                                                       2003      1.000          1.143                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.352          1.514                --
                                                       2005      1.324          1.352            16,111
                                                       2004      1.174          1.324             8,143
                                                       2003      1.000          1.174                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.280          1.361                --
                                                       2006      1.214          1.280            12,173
                                                       2005      1.164          1.214            12,175
                                                       2004      1.152          1.164            12,177
                                                       2003      1.000          1.152                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.436          1.431            89,884
                                                       2006      1.345          1.436           128,256
                                                       2005      1.227          1.345           126,773
                                                       2004      1.137          1.227           117,319
                                                       2003      1.000          1.137            24,476

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.381          1.469            95,649
                                                       2006      1.225          1.381            99,147
                                                       2005      1.197          1.225           101,192
                                                       2004      1.120          1.197            90,153
                                                       2003      1.000          1.120            25,015

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.361          1.358             2,181

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.247          1.290            59,713
                                                       2006      1.150          1.247            59,742
                                                       2005      1.124          1.150            59,773
                                                       2004      1.090          1.124            59,805
                                                       2003      1.000          1.090                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital Subaccount (10/02)..................  2007      1.363          1.363           601,195
                                                       2006      1.222          1.363           601,288
                                                       2005      1.183          1.222           601,392
                                                       2004      1.130          1.183           749,006
                                                       2003      1.000          1.130           365,894

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.269          1.326            21,508
                                                       2006      1.096          1.269            26,358
                                                       2005      1.119          1.096            26,361
                                                       2004      1.102          1.119            26,364
                                                       2003      1.000          1.102                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.415          1.458           148,013
                                                       2006      1.252          1.415           193,468
                                                       2005      1.224          1.252           193,468
                                                       2004      1.131          1.224           149,335
                                                       2003      1.000          1.131                --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.466          1.457            58,393
                                                       2006      1.278          1.466           123,720
                                                       2005      1.243          1.278           125,924
                                                       2004      1.170          1.243           223,940
                                                       2003      1.000          1.170            43,361

  LMPVET Global Equity Subaccount (10/02)............  2007      1.461          1.504           442,972
                                                       2006      1.292          1.461           506,407
                                                       2005      1.235          1.292           467,506
                                                       2004      1.141          1.235            88,305
                                                       2003      1.000          1.141                --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.510          1.540             3,595
                                                       2006      1.301          1.510             4,579
                                                       2005      1.244          1.301             5,671
                                                       2004      1.148          1.244             6,842
                                                       2003      1.000          1.148                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.222          1.263            10,206
                                                       2006      1.190          1.222            10,214
                                                       2005      1.152          1.190            10,223
                                                       2004      1.170          1.152             9,503
                                                       2003      1.000          1.170                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.506          1.584            68,656
                                                       2006      1.336          1.506            74,121
                                                       2005      1.257          1.336            74,707
                                                       2004      1.159          1.257            74,720
                                                       2003      1.000          1.159            21,686

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.319          1.341                --
                                                       2006      1.197          1.319             2,183
                                                       2005      1.177          1.197             2,184
                                                       2004      1.123          1.177             2,186
                                                       2003      1.000          1.123                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.594          1.722            25,107
                                                       2006      1.440          1.594            23,159
                                                       2005      1.399          1.440            23,159
                                                       2004      1.238          1.399            23,159
                                                       2003      1.000          1.238            23,159

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.013                --
                                                       2006      0.996          1.018                --
                                                       2005      0.991          0.996                --
                                                       2004      0.998          0.991                --
                                                       2003      1.000          0.998                --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.155          1.156             7,477
                                                       2006      1.116          1.155             7,839
                                                       2005      1.109          1.116             8,178
                                                       2004      1.058          1.109             9,681
                                                       2003      1.000          1.058             5,840

  LMPVIT High Income Subaccount (11/99)..............  2007      1.312          1.291            10,913
                                                       2006      1.204          1.312            34,308
                                                       2005      1.195          1.204            35,763
                                                       2004      1.102          1.195            16,389
                                                       2003      1.000          1.102             5,662

  LMPVIT Money Market Subaccount (11/99).............  2007      1.021          1.052                --
                                                       2006      0.994          1.021                --
                                                       2005      0.985          0.994            66,407
                                                       2004      0.995          0.985                --
                                                       2003      1.000          0.995                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.600          1.707                --
                                                       2006      1.444          1.600             1,945
                                                       2005      1.402          1.444             1,947
                                                       2004      1.236          1.402             1,948
                                                       2003      1.000          1.236                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.475          1.546                --
                                                       2006      1.272          1.475                --
                                                       2005      1.245          1.272                --
                                                       2004      1.171          1.245                --
                                                       2003      1.000          1.171                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.473          1.529                --
                                                       2006      1.279          1.473            50,463
                                                       2005      1.262          1.279            50,469
                                                       2004      1.141          1.262             7,853
                                                       2003      1.000          1.141             1,380

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.649          1.816                --
                                                       2006      1.497          1.649           244,771
                                                       2005      1.409          1.497           245,762
                                                       2004      1.157          1.409           142,694
                                                       2003      1.000          1.157            21,860

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.531          1.604                --
                                                       2006      1.448          1.531                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.590          1.600                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.350          1.312                --
                                                       2006      1.268          1.350                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.789          1.741            28,571
                                                       2006      1.626          1.789            29,585

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.579          2.021                --
                                                       2006      1.542          1.579                --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.278          1.131                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.093            87,733
                                                       2006      1.001          1.074           118,473

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.057           255,570
                                                       2006      1.015          1.070                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.332          1.464           150,905
                                                       2006      1.351          1.332           152,266

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.292          1.413                --
                                                       2006      1.304          1.292                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.002          2.099            37,791

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.393          1.472            23,992
                                                       2006      1.262          1.393            23,999

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.019            57,174
                                                       2006      1.003          1.218           306,869

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200             6,699

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.457          1.502                --
                                                       2006      1.357          1.457                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.172          1.293                --
                                                       2006      1.115          1.172                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.249          1.308            38,036
                                                       2006      1.208          1.249            22,356

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.978           174,034
                                                       2006      1.003          1.027            56,360

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.323          1.563                --
                                                       2006      1.357          1.323                --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.061          1.106            68,099
                                                       2006      1.024          1.061            70,649

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.297          1.273                --
                                                       2006      1.264          1.297                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.307          1.334                --
                                                       2006      1.292          1.307                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.348          1.377                --
                                                       2006      1.316          1.348                --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.073                --
                                                       2006      1.002          1.059                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.079                --
                                                       2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.078            27,695
                                                       2006      1.002          1.047            27,695

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.078                --
                                                       2006      1.002          1.053                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.078           464,459
                                                       2006      1.002          1.058           421,937

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.314          1.344            40,340
                                                       2006      1.231          1.314            59,180

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.049          1.095            19,894
                                                       2006      0.996          1.049            20,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.143            12,522
                                                       2006      0.998          1.067            12,421

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130                --
                                                       2006      1.122          1.109            38,942
                                                       2005      1.119          1.122            38,952
                                                       2004      1.047          1.119            15,246
                                                       2003      1.000          1.047             1,446

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.082          1.156            73,288
                                                       2006      1.062          1.082            98,403
                                                       2005      1.056          1.062            98,403
                                                       2004      1.025          1.056            36,092
                                                       2003      1.000          1.025            25,954

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.861          2.013                --
                                                       2006      1.484          1.861                --
                                                       2005      1.348          1.484                --
                                                       2004      1.181          1.348                --
                                                       2003      1.000          1.181                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.855          1.979                --
                                                       2006      1.611          1.855            96,041
                                                       2005      1.533          1.611            96,396
                                                       2004      1.237          1.533             7,466
                                                       2003      1.000          1.237                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.270          1.351                --
                                                       2005      1.189          1.270           152,266
                                                       2004      1.138          1.189           152,252
                                                       2003      1.000          1.138                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.254          1.316                --
                                                       2005      1.223          1.254                --
                                                       2004      1.133          1.223                --
                                                       2003      1.000          1.133                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.254          1.292                --
                                                       2005      1.176          1.254                --
                                                       2004      1.124          1.176                --
                                                       2003      1.000          1.124                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                --
                                                       2005      1.007          1.076                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032                --
                                                       2005      1.000          1.029                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.081                --
                                                       2005      1.000          1.044                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108                --
                                                       2005      0.999          1.063           381,359

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055                --
                                                       2005      1.008          1.036            26,298

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (11/99)........  2006      1.035          1.024                --
                                                       2005      1.040          1.035            72,576
                                                       2004      1.030          1.040            72,586
                                                       2003      1.000          1.030            72,590

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.365          1.448                --
                                                       2005      1.241          1.365                --
                                                       2004      1.091          1.241                --
                                                       2003      1.000          1.091                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.284          1.357                --
                                                       2005      1.269          1.284                --
                                                       2004      1.133          1.269                --
                                                       2003      1.000          1.133                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.194          1.231                --
                                                       2005      1.181          1.194            61,038
                                                       2004      1.080          1.181            65,315
                                                       2003      1.000          1.080             8,740

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.169          1.262                --
                                                       2005      1.119          1.169            24,007
                                                       2004      0.993          1.119            12,670

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.417          1.626                --
                                                       2005      1.318          1.417            30,763
                                                       2004      1.160          1.318            31,131
                                                       2003      1.000          1.160            21,973

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.280          1.357                --
                                                       2005      1.231          1.280                --
                                                       2004      1.128          1.231                --
                                                       2003      1.000          1.128                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.115                --
                                                       2005      1.000          1.061                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.197          1.208                --
                                                       2005      1.176          1.197            22,356
                                                       2004      1.080          1.176                --
                                                       2003      1.000          1.080                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.211          1.263                --
                                                       2005      1.209          1.211                --
                                                       2004      1.118          1.209                --
                                                       2003      1.000          1.118                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304                --
                                                       2005      1.032          1.134                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268                --
                                                       2005      1.000          1.107                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.219          1.264                --
                                                       2005      1.152          1.219                --
                                                       2004      1.129          1.152                --
                                                       2003      1.000          1.129                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.255          1.441             4,474
                                                       2006      1.243          1.255            27,729
                                                       2005      1.173          1.243            27,732
                                                       2004      1.116          1.173             4,483
                                                       2003      1.000          1.116                --




           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.011          1.056               --
                                                       2005      1.000          1.011               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.159          1.130               --
                                                       2005      1.000          1.159               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.324          1.491          197,993
                                                       2006      1.120          1.324          181,275
                                                       2005      1.000          1.120          168,933

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.240          1.367          428,012
                                                       2006      1.147          1.240          423,851
                                                       2005      1.000          1.147          313,562

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.178          1.214          428,828
                                                       2006      1.042          1.178          429,613
                                                       2005      1.000          1.042          376,426

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.169          1.156               --
                                                       2005      1.000          1.169               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.087          1.415               --
                                                       2005      1.000          1.087           66,535

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.080          1.173               --
                                                       2005      1.000          1.080               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.106          1.232               --
                                                       2005      1.000          1.106               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.243          1.433            8,336
                                                       2006      1.136          1.243            8,336
                                                       2005      1.000          1.136            8,340

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.259          1.425           65,873
                                                       2006      1.142          1.259           65,873
                                                       2005      1.000          1.142           13,430

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.217          1.239           34,948
                                                       2006      1.049          1.217           34,967
                                                       2005      1.027          1.049           26,268

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.125          1.227            8,631
                                                       2006      1.055          1.125            8,631
                                                       2005      1.000          1.055            8,635

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.083          1.258               --
                                                       2005      1.000          1.083          162,991

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.523          1.924           46,682
                                                       2006      1.211          1.523           29,157
                                                       2005      1.000          1.211            3,626

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.281          1.451          115,660
                                                       2006      1.075          1.281          112,602
                                                       2005      1.000          1.075           24,059

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.065          1.273               --
                                                       2005      1.000          1.065               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.230          1.469               --
                                                       2006      1.107          1.230               --
                                                       2005      1.000          1.107               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.032          1.155               --
                                                       2005      1.000          1.032               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.101          1.171               --
                                                       2006      1.046          1.101               --
                                                       2005      1.000          1.046               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.186          1.181           17,481
                                                       2006      1.111          1.186            2,120
                                                       2005      1.000          1.111            1,784

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.145          1.218            8,391
                                                       2006      1.016          1.145            8,391
                                                       2005      1.000          1.016            8,395

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.160          1.157           25,337

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.119          1.156          284,544
                                                       2006      1.032          1.119          284,552
                                                       2005      1.000          1.032          211,715

  LMPVET Capital Subaccount (10/02)..................  2007      1.166          1.165          110,989
                                                       2006      1.046          1.166          283,159
                                                       2005      1.000          1.046          273,181

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.136          1.186               --
                                                       2006      0.982          1.136               --
                                                       2005      1.000          0.982               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.162          1.196               --
                                                       2006      1.029          1.162               --
                                                       2005      1.000          1.029               --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.194          1.186            2,797
                                                       2006      1.042          1.194            2,805
                                                       2005      1.000          1.042            2,355

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.194          1.229          286,954
                                                       2006      1.056          1.194          282,605
                                                       2005      1.000          1.056          219,327

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.217          1.240            2,667
                                                       2006      1.049          1.217            2,670
                                                       2005      1.000          1.049            2,673

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.086          1.121           35,844
                                                       2006      1.058          1.086           35,852
                                                       2005      1.000          1.058           35,861

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.208          1.269            2,743
                                                       2006      1.072          1.208            2,751
                                                       2005      1.000          1.072            2,312

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.124          1.142               --
                                                       2006      1.021          1.124           25,337
                                                       2005      1.000          1.021               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.192          1.287           41,790
                                                       2006      1.078          1.192               --
                                                       2005      1.000          1.078               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.025          1.020               --
                                                       2006      1.004          1.025               --
                                                       2005      1.000          1.004               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.032          1.033               --
                                                       2006      0.998          1.032               --
                                                       2005      1.000          0.998               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.089          1.072           36,578
                                                       2006      1.000          1.089           36,587
                                                       2005      1.000          1.000           36,596

  LMPVIT Money Market Subaccount (11/99).............  2007      1.036          1.066               --
                                                       2006      1.009          1.036               --
                                                       2005      1.000          1.009               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.194          1.273               --
                                                       2006      1.078          1.194           41,796
                                                       2005      1.000          1.078               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.201          1.259               --
                                                       2006      1.036          1.201               --
                                                       2005      1.000          1.036               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.182          1.227               --
                                                       2006      1.027          1.182          101,240
                                                       2005      1.000          1.027           92,966

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.185          1.305               --
                                                       2006      1.076          1.185           51,794
                                                       2005      1.000          1.076           51,824

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.225          1.283               --
                                                       2006      1.159          1.225               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.272          1.279               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.348          1.310               --
                                                       2006      1.268          1.348               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.351          1.314           47,798
                                                       2006      1.229          1.351           28,638

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.183          1.514               --
                                                       2006      1.156          1.183               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.277          1.129               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.093          386,060
                                                       2006      1.001          1.074          231,203

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.056           57,389
                                                       2006      1.015          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.135          1.247               --
                                                       2006      1.152          1.135               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.291          1.411               --
                                                       2006      1.304          1.291               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.482          1.553               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.236          1.305           74,165
                                                       2006      1.120          1.236           44,940

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.018           95,350
                                                       2006      1.003          1.218           81,292

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.004          1.061            7,942

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.191          1.227               --
                                                       2006      1.110          1.191               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.171          1.291               --
                                                       2006      1.115          1.171               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.052          1.101           22,477
                                                       2006      1.018          1.052           22,477

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.977           46,819
                                                       2006      1.003          1.027               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.080          1.275           46,380
                                                       2006      1.108          1.080           38,929

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.016          1.057               --
                                                       2006      0.980          1.016               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.142          1.120               --
                                                       2006      1.114          1.142               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.122          1.144               --
                                                       2006      1.109          1.122               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.108          1.132           36,384
                                                       2006      1.082          1.108           36,393

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.058          1.072               --
                                                       2006      1.002          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.078               --
                                                       2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.077          249,695
                                                       2006      1.002          1.047          249,695

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.077           53,095
                                                       2006      1.002          1.052           90,721

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.077          149,081
                                                       2006      1.002          1.057          149,081

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.113          1.137           87,785
                                                       2006      1.043          1.113           87,816

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.049          1.094            8,457
                                                       2006      0.996          1.049            8,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.142            8,319
                                                       2006      0.998          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      0.981          0.999               --
                                                       2006      0.993          0.981            7,942
                                                       2005      1.000          0.993            7,946

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.020          1.088           56,607
                                                       2006      1.001          1.020           56,633
                                                       2005      1.000          1.001           76,851

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.377          1.490               --
                                                       2006      1.099          1.377               --
                                                       2005      1.000          1.099               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.216          1.297               --
                                                       2006      1.056          1.216           39,275
                                                       2005      1.000          1.056           13,937

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.083          1.152               --
                                                       2005      1.000          1.083               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.031          1.082               --
                                                       2005      1.000          1.031           36,401

  Travelers Large Cap Subaccount (11/99).............  2006      1.077          1.109               --
                                                       2005      1.000          1.077               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.142               --
                                                       2005      1.007          1.075               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032               --
                                                       2005      1.000          1.029               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.080               --
                                                       2005      1.000          1.044               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108               --
                                                       2005      0.999          1.063               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055               --
                                                       2005      1.008          1.036          237,205

  Travelers Managed Income Subaccount (11/99)........  2006      0.991          0.980               --
                                                       2005      1.000          0.991               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.092          1.159               --
                                                       2005      1.000          1.092               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.048          1.108               --
                                                       2005      1.000          1.048           29,365

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.011          1.043               --
                                                       2005      1.000          1.011           69,569

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.038          1.120               --
                                                       2005      1.000          1.038               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.071          1.229               --
                                                       2005      1.000          1.071           28,661

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.047          1.110               --
                                                       2005      1.000          1.047               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.115               --
                                                       2005      1.000          1.060               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.009          1.018               --
                                                       2005      1.000          1.009           22,476

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.046          1.090               --
                                                       2005      1.000          1.046               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304               --
                                                       2005      1.032          1.134               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.268               --
                                                       2005      1.000          1.106               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.074          1.114               --
                                                       2005      1.000          1.074               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.087          1.247               --
                                                       2006      1.077          1.087               --
                                                       2005      1.000          1.077               --




           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.254          1.309                --
                                                       2005      1.222          1.254           146,548
                                                       2004      1.120          1.222            65,437
                                                       2003      1.000          1.120            45,121

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.309          1.275                --
                                                       2005      1.162          1.309             3,750
                                                       2004      1.093          1.162             2,637
                                                       2003      1.000          1.093                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.747          1.968           670,001
                                                       2006      1.479          1.747           650,167
                                                       2005      1.322          1.479           573,376
                                                       2004      1.188          1.322           414,965
                                                       2003      1.000          1.188            81,207

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.562          1.721         2,417,092
                                                       2006      1.445          1.562         2,703,918
                                                       2005      1.268          1.445         2,677,860
                                                       2004      1.150          1.268         2,080,101
                                                       2003      1.000          1.150            87,037

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.456          1.500         2,832,437
                                                       2006      1.289          1.456         3,103,758
                                                       2005      1.242          1.289         3,316,642
                                                       2004      1.147          1.242         2,433,489
                                                       2003      1.000          1.147           231,645

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.556          1.538                --
                                                       2005      1.342          1.556                --
                                                       2004      1.145          1.342                --
                                                       2003      1.000          1.145                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.549          2.015                --
                                                       2005      1.473          1.549            12,706
                                                       2004      1.144          1.473                --
                                                       2003      1.000          1.144                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.412                --
                                                       2005      1.203          1.299            23,421
                                                       2004      1.074          1.203            35,834
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.297          1.444                --
                                                       2005      1.201          1.297           133,118
                                                       2004      1.067          1.201            35,341
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.619          1.866           572,083
                                                       2006      1.480          1.619           504,134
                                                       2005      1.291          1.480           363,652
                                                       2004      1.141          1.291           279,773
                                                       2003      1.000          1.141                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.870          2.114           369,126
                                                       2006      1.696          1.870           331,494
                                                       2005      1.465          1.696           274,857
                                                       2004      1.198          1.465           176,584
                                                       2003      1.000          1.198            16,825

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.216          1.237           221,758
                                                       2006      1.049          1.216           144,047
                                                       2005      1.027          1.049           103,372

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.429          1.559           190,829
                                                       2006      1.340          1.429           200,859
                                                       2005      1.304          1.340           211,994
                                                       2004      1.193          1.304           165,319
                                                       2003      1.000          1.193            28,154

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.339          1.554                --
                                                       2005      1.235          1.339           548,587
                                                       2004      1.118          1.235           249,153
                                                       2003      1.000          1.118            46,651

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.426          3.064           440,967
                                                       2006      1.931          2.426           467,391
                                                       2005      1.545          1.931           449,668
                                                       2004      1.263          1.545           398,702
                                                       2003      1.000          1.263            16,979

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.759          1.992           560,083
                                                       2006      1.477          1.759           543,945
                                                       2005      1.367          1.477           471,195
                                                       2004      1.176          1.367           321,548
                                                       2003      1.000          1.176            83,958

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.411          1.686                --
                                                       2005      1.322          1.411           112,618
                                                       2004      1.162          1.322            59,279
                                                       2003      1.000          1.162                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.648          1.967            35,417
                                                       2006      1.483          1.648            35,217
                                                       2005      1.350          1.483            86,898
                                                       2004      1.142          1.350            74,506
                                                       2003      1.000          1.142            10,492

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.349          1.509                --
                                                       2005      1.322          1.349           111,336
                                                       2004      1.174          1.322           127,693
                                                       2003      1.000          1.174            75,427

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.275          1.356                --
                                                       2006      1.212          1.275                --
                                                       2005      1.162          1.212            64,117
                                                       2004      1.152          1.162            51,288
                                                       2003      1.000          1.152                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.431          1.425         1,316,228
                                                       2006      1.342          1.431         1,537,124
                                                       2005      1.225          1.342         1,597,505
                                                       2004      1.136          1.225         1,218,182
                                                       2003      1.000          1.136            74,170

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.376          1.463           537,884
                                                       2006      1.222          1.376           560,316
                                                       2005      1.195          1.222           581,658
                                                       2004      1.120          1.195           406,541
                                                       2003      1.000          1.120            40,612

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.355          1.352            17,256

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.243          1.284         1,754,749
                                                       2006      1.147          1.243         1,944,303
                                                       2005      1.122          1.147         2,098,122
                                                       2004      1.090          1.122         1,737,780
                                                       2003      1.000          1.090                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.358          1.357         1,411,251
                                                       2006      1.219          1.358         1,478,211
                                                       2005      1.181          1.219         1,666,775
                                                       2004      1.129          1.181         1,607,093
                                                       2003      1.000          1.129           575,122

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.265          1.320            75,062
                                                       2006      1.094          1.265            75,534
                                                       2005      1.117          1.094            93,167
                                                       2004      1.102          1.117            97,154
                                                       2003      1.000          1.102            24,582

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.411          1.451            56,435
                                                       2006      1.249          1.411            23,109
                                                       2005      1.222          1.249            41,555
                                                       2004      1.130          1.222            21,301
                                                       2003      1.000          1.130                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.461          1.451           525,028
                                                       2006      1.275          1.461           430,963
                                                       2005      1.241          1.275           440,652
                                                       2004      1.169          1.241           383,453
                                                       2003      1.000          1.169            75,311

  LMPVET Global Equity Subaccount (10/02)............  2007      1.456          1.498           529,817
                                                       2006      1.289          1.456           615,064
                                                       2005      1.233          1.289           630,138
                                                       2004      1.141          1.233           575,815
                                                       2003      1.000          1.141            59,078

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.505          1.533           162,544
                                                       2006      1.298          1.505           194,096
                                                       2005      1.242          1.298           192,581
                                                       2004      1.148          1.242           145,092
                                                       2003      1.000          1.148                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.218          1.258           390,676
                                                       2006      1.187          1.218           504,125
                                                       2005      1.151          1.187           622,953
                                                       2004      1.169          1.151           610,877
                                                       2003      1.000          1.169           192,810

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.501          1.577           134,247
                                                       2006      1.333          1.501           134,267
                                                       2005      1.255          1.333           157,065
                                                       2004      1.159          1.255           153,438
                                                       2003      1.000          1.159            53,650

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.314          1.335                --
                                                       2006      1.194          1.314            41,213
                                                       2005      1.175          1.194           105,514
                                                       2004      1.123          1.175            68,157
                                                       2003      1.000          1.123                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.589          1.714           368,578
                                                       2006      1.437          1.589            21,022
                                                       2005      1.397          1.437            21,008
                                                       2004      1.237          1.397            14,973
                                                       2003      1.000          1.237             6,848

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.015          1.008         1,107,344
                                                       2006      0.994          1.015         1,116,562
                                                       2005      0.990          0.994         1,132,423
                                                       2004      0.998          0.990           883,264
                                                       2003      1.000          0.998             4,700

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.151          1.151           171,092
                                                       2006      1.114          1.151           195,860
                                                       2005      1.107          1.114           196,602
                                                       2004      1.058          1.107           156,661
                                                       2003      1.000          1.058            17,034

  LMPVIT High Income Subaccount (11/99)..............  2007      1.307          1.286           858,728
                                                       2006      1.201          1.307           911,201
                                                       2005      1.193          1.201           922,315
                                                       2004      1.102          1.193           772,168
                                                       2003      1.000          1.102           110,507

  LMPVIT Money Market Subaccount (11/99).............  2007      1.018          1.047         1,459,591
                                                       2006      0.992          1.018         1,427,283
                                                       2005      0.984          0.992           271,137
                                                       2004      0.995          0.984           490,044
                                                       2003      1.000          0.995                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.595          1.700                --
                                                       2006      1.441          1.595           372,469
                                                       2005      1.400          1.441           446,245
                                                       2004      1.235          1.400           417,656
                                                       2003      1.000          1.235                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.470          1.540                --
                                                       2006      1.269          1.470           122,955
                                                       2005      1.243          1.269           231,836
                                                       2004      1.170          1.243           115,796
                                                       2003      1.000          1.170            39,467

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.468          1.524                --
                                                       2006      1.276          1.468           363,401
                                                       2005      1.260          1.276           342,505
                                                       2004      1.141          1.260           194,530
                                                       2003      1.000          1.141            47,318

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.644          1.809                --
                                                       2006      1.493          1.644         1,029,183
                                                       2005      1.407          1.493         1,074,219
                                                       2004      1.156          1.407           764,539
                                                       2003      1.000          1.156            26,607

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.525          1.598                --
                                                       2006      1.444          1.525            43,956

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.584          1.593            43,949

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.347          1.308            22,962
                                                       2006      1.267          1.347            19,754

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.783          1.733           157,663
                                                       2006      1.621          1.783           163,306

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.573          2.013            27,694
                                                       2006      1.538          1.573                --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.276          1.128             1,144

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.073          1.092         1,283,895
                                                       2006      1.001          1.073         1,003,137

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.055         1,345,466
                                                       2006      1.015          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.328          1.457             7,838
                                                       2006      1.347          1.328            18,191

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.290          1.410             1,034
                                                       2006      1.303          1.290             1,035

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.995          2.090            21,063

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.389          1.466           162,054
                                                       2006      1.260          1.389           142,882

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.217          1.017            41,686
                                                       2006      1.003          1.217            44,926

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.131          1.194           306,913

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.452          1.495            16,454
                                                       2006      1.354          1.452            16,457

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.170          1.290                --
                                                       2006      1.114          1.170             1,145

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.245          1.302           121,184
                                                       2006      1.205          1.245           121,188

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.976           461,871
                                                       2006      1.003          1.026           349,748

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.318          1.557            18,654
                                                       2006      1.354          1.318            19,914

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.058          1.101           372,449
                                                       2006      1.021          1.058           637,437

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.293          1.267            31,972
                                                       2006      1.261          1.293            31,978

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.303          1.328            26,539
                                                       2006      1.288          1.303            26,557

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.344          1.371            87,016
                                                       2006      1.313          1.344           133,083

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.058          1.071                --
                                                       2006      1.002          1.058                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.077            66,364
                                                       2006      1.001          1.040            66,368

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.076                --
                                                       2006      1.002          1.047                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.076            55,125
                                                       2006      1.002          1.052            46,342

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.076            37,749
                                                       2006      1.002          1.057            40,551

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.310          1.338           929,395
                                                       2006      1.228          1.310           899,555

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.049          1.093           176,135
                                                       2006      0.996          1.049           226,995

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.141             4,870
                                                       2006      0.998          1.066             4,877

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.105          1.126                --
                                                       2006      1.119          1.105           308,478
                                                       2005      1.118          1.119           303,601
                                                       2004      1.046          1.118           124,574
                                                       2003      1.000          1.046                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.079          1.150           896,215
                                                       2006      1.059          1.079           898,557
                                                       2005      1.054          1.059           959,659
                                                       2004      1.025          1.054           832,375
                                                       2003      1.000          1.025           140,689

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.855          2.006                --
                                                       2006      1.481          1.855            21,065
                                                       2005      1.346          1.481            21,068
                                                       2004      1.181          1.346            35,821
                                                       2003      1.000          1.181            26,757

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.849          1.972                --
                                                       2006      1.607          1.849            60,540
                                                       2005      1.531          1.607            58,918
                                                       2004      1.237          1.531            33,748
                                                       2003      1.000          1.237                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.267          1.347                --
                                                       2005      1.188          1.267            18,207
                                                       2004      1.137          1.188            18,745
                                                       2003      1.000          1.137             2,263

  Travelers Equity Income Subaccount (11/99).........  2006      1.251          1.313                --
                                                       2005      1.221          1.251           231,804
                                                       2004      1.133          1.221           142,814
                                                       2003      1.000          1.133            40,947

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.251          1.288                --
                                                       2005      1.174          1.251            27,324
                                                       2004      1.124          1.174            27,335
                                                       2003      1.000          1.124                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.142                --
                                                       2005      1.007          1.075                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031                --
                                                       2005      1.000          1.028            60,029

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.080                --
                                                       2005      1.000          1.044            37,869

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.107                --
                                                       2005      0.999          1.063            37,530

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054                --
                                                       2005      1.008          1.035                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.032          1.021                --
                                                       2005      1.039          1.032           807,189
                                                       2004      1.030          1.039           511,115
                                                       2003      1.000          1.030            50,709

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.361          1.444                --
                                                       2005      1.239          1.361            42,582
                                                       2004      1.090          1.239             9,597
                                                       2003      1.000          1.090                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.281          1.354                --
                                                       2005      1.267          1.281            26,193
                                                       2004      1.132          1.267                --
                                                       2003      1.000          1.132                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.191          1.228                --
                                                       2005      1.180          1.191           991,840
                                                       2004      1.079          1.180           667,946
                                                       2003      1.000          1.079            87,122

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.167          1.260                --
                                                       2005      1.118          1.167            86,646
                                                       2004      0.993          1.118             8,241

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.413          1.621                --
                                                       2005      1.316          1.413           174,710
                                                       2004      1.159          1.316           177,528
                                                       2003      1.000          1.159            22,094

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.277          1.354                --
                                                       2005      1.229          1.277            68,525
                                                       2004      1.127          1.229            70,008
                                                       2003      1.000          1.127                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114                --
                                                       2005      1.000          1.060                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.194          1.205                --
                                                       2005      1.174          1.194           125,045
                                                       2004      1.079          1.174            18,371
                                                       2003      1.000          1.079                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.208          1.260                --
                                                       2005      1.208          1.208            76,057
                                                       2004      1.117          1.208            17,780
                                                       2003      1.000          1.117                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303                --
                                                       2005      1.032          1.133                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.267                --
                                                       2005      1.000          1.106                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.216          1.261                --
                                                       2005      1.150          1.216            31,984
                                                       2004      1.129          1.150             2,264
                                                       2003      1.000          1.129             2,265

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.251          1.435            47,903
                                                       2006      1.240          1.251            49,007
                                                       2005      1.171          1.240            56,968
                                                       2004      1.116          1.171            26,461
                                                       2003      1.000          1.116             8,739

         VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.00% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.391          1.452                --
                                                       2005      1.356          1.391            47,989
                                                       2004      1.244          1.356            64,717
                                                       2003      0.960          1.244            56,384
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334                --
                                                       2005      1.217          1.370           104,732
                                                       2004      1.146          1.217           215,603
                                                       2003      0.948          1.146           140,484
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.917          2.158           499,634
                                                       2006      1.624          1.917           628,631
                                                       2005      1.452          1.624           576,073
                                                       2004      1.305          1.452           568,405
                                                       2003      0.984          1.305           230,499
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.748          1.925         1,995,283
                                                       2006      1.618          1.748         2,262,900
                                                       2005      1.420          1.618         2,311,340
                                                       2004      1.288          1.420         2,174,558
                                                       2003      0.961          1.288         1,570,074
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.598          1.645         2,158,603
                                                       2006      1.415          1.598         2,334,870
                                                       2005      1.364          1.415         2,450,277
                                                       2004      1.261          1.364         2,464,499
                                                       2003      0.971          1.261         1,651,863
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.610          1.591                --
                                                       2005      1.389          1.610           108,294
                                                       2004      1.186          1.389           116,560
                                                       2003      0.968          1.186            78,193
                                                       2002      1.000          0.968                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.787          2.323                --
                                                       2005      1.701          1.787            49,108
                                                       2004      1.321          1.701            58,237
                                                       2003      1.005          1.321            37,104
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410                --
                                                       2005      1.202          1.298            24,867
                                                       2004      1.074          1.202                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442                --
                                                       2005      1.200          1.295                --
                                                       2004      1.067          1.200                --
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.767          2.035           372,655
                                                       2006      1.615          1.767           339,713
                                                       2005      1.410          1.615           324,355
                                                       2004      1.247          1.410           298,724
                                                       2003      0.991          1.247           269,026
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.082          2.353           290,887
                                                       2006      1.889          2.082           305,836
                                                       2005      1.633          1.889           449,084
                                                       2004      1.336          1.633           440,395
                                                       2003      0.986          1.336           412,733
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.215          1.236           182,332
                                                       2006      1.048          1.215           173,553
                                                       2005      1.027          1.048                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.558          1.699           143,040
                                                       2006      1.463          1.558           192,908
                                                       2005      1.424          1.463           208,273
                                                       2004      1.303          1.424           215,079
                                                       2003      0.969          1.303           201,494
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693                --
                                                       2005      1.347          1.459           522,692
                                                       2004      1.220          1.347           480,020
                                                       2003      0.994          1.220           399,669
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.765          3.490            94,223
                                                       2006      2.202          2.765            75,587
                                                       2005      1.763          2.202            91,590
                                                       2004      1.442          1.763           100,794
                                                       2003      1.000          1.442            71,761

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.914          2.166           320,527
                                                       2006      1.608          1.914           375,537
                                                       2005      1.489          1.608           328,303
                                                       2004      1.281          1.489           310,191
                                                       2003      0.989          1.281           244,758
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.535          1.833                --
                                                       2005      1.438          1.535            77,237
                                                       2004      1.265          1.438            53,572
                                                       2003      0.976          1.265            21,906
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.870          2.231           106,650
                                                       2006      1.684          1.870           107,057
                                                       2005      1.533          1.684           101,732
                                                       2004      1.298          1.533           113,467
                                                       2003      0.983          1.298            99,969
                                                       2002      1.000          0.983                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708                --
                                                       2005      1.498          1.527           185,107
                                                       2004      1.330          1.498           150,508
                                                       2003      1.000          1.330            97,171

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.397          1.485                --
                                                       2006      1.328          1.397            43,087
                                                       2005      1.274          1.328            43,087
                                                       2004      1.263          1.274            43,087
                                                       2003      0.960          1.263            36,370
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.577          1.569         1,377,897
                                                       2006      1.479          1.577         1,531,737
                                                       2005      1.351          1.479         1,809,745
                                                       2004      1.254          1.351         1,816,909
                                                       2003      0.951          1.254         1,298,237
                                                       2002      1.000          0.951                --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.463          1.555           937,091
                                                       2006      1.300          1.463           976,227
                                                       2005      1.272          1.300         1,085,449
                                                       2004      1.193          1.272         1,128,648
                                                       2003      0.977          1.193           921,298
                                                       2002      1.000          0.977                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.465          1.461           102,623

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.334          1.377         1,131,419
                                                       2006      1.231          1.334         1,209,899
                                                       2005      1.205          1.231         1,256,843
                                                       2004      1.171          1.205         1,461,710
                                                       2003      0.979          1.171         1,099,017
                                                       2002      1.000          0.979                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.500          1.497         3,432,326
                                                       2006      1.347          1.500         3,717,729
                                                       2005      1.305          1.347         4,165,660
                                                       2004      1.249          1.305         4,713,968
                                                       2003      0.969          1.249         3,197,280
                                                       2002      1.000          0.969                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.336          1.394            48,606
                                                       2006      1.156          1.336            48,632
                                                       2005      1.181          1.156            49,847
                                                       2004      1.166          1.181            49,884
                                                       2003      0.963          1.166            45,863
                                                       2002      1.000          0.963                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.509          1.551           262,292
                                                       2006      1.337          1.509           268,238
                                                       2005      1.308          1.337           283,325
                                                       2004      1.211          1.308           411,322
                                                       2003      0.967          1.211           374,650
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.637          1.625           694,811
                                                       2006      1.430          1.637           555,906
                                                       2005      1.392          1.430           606,298
                                                       2004      1.312          1.392           638,547
                                                       2003      0.966          1.312           404,104
                                                       2002      1.000          0.966                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.582          1.627           489,698
                                                       2006      1.401          1.582           389,097
                                                       2005      1.341          1.401           378,089
                                                       2004      1.241          1.341           460,907
                                                       2003      0.963          1.241           351,981
                                                       2002      1.000          0.963                --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.628          1.658           253,891
                                                       2006      1.405          1.628           231,247
                                                       2005      1.345          1.405           244,928
                                                       2004      1.243          1.345           294,184
                                                       2003      0.958          1.243           275,654
                                                       2002      1.000          0.958                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.424          1.469           289,058
                                                       2006      1.388          1.424           381,905
                                                       2005      1.346          1.388           426,543
                                                       2004      1.369          1.346           454,406
                                                       2003      0.946          1.369           213,469
                                                       2002      1.000          0.946                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.607          1.687           250,439
                                                       2006      1.428          1.607           261,845
                                                       2005      1.345          1.428           398,914
                                                       2004      1.242          1.345           414,770
                                                       2003      0.977          1.242           186,432
                                                       2002      1.000          0.977                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.421          1.443                --
                                                       2006      1.291          1.421           105,166
                                                       2005      1.272          1.291           131,126
                                                       2004      1.216          1.272           174,476
                                                       2003      0.962          1.216           152,815
                                                       2002      1.000          0.962                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.815          1.957           227,745
                                                       2006      1.642          1.815           100,852
                                                       2005      1.597          1.642            99,006
                                                       2004      1.415          1.597           103,106
                                                       2003      0.970          1.415           115,709
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.013          1.006            83,479
                                                       2006      0.993          1.013            85,099
                                                       2005      0.989          0.993            85,790
                                                       2004      0.998          0.989            59,976
                                                       2003      1.000          0.998            19,961

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.202          1.202           181,253
                                                       2006      1.164          1.202           177,397
                                                       2005      1.158          1.164           171,178
                                                       2004      1.106          1.158           162,450
                                                       2003      1.010          1.106           136,928
                                                       2002      1.000          1.010                --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.491          1.466           611,942
                                                       2006      1.371          1.491           657,969
                                                       2005      1.363          1.371           660,536
                                                       2004      1.259          1.363           626,071
                                                       2003      1.007          1.259           963,403
                                                       2002      1.000          1.007                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (11/99).............  2007      1.008          1.037           899,817
                                                       2006      0.983          1.008           886,641
                                                       2005      0.975          0.983           762,624
                                                       2004      0.986          0.975           533,026
                                                       2003      1.000          0.986           152,315
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.749          1.864                --
                                                       2006      1.580          1.749           140,991
                                                       2005      1.537          1.580           131,036
                                                       2004      1.356          1.537           164,400
                                                       2003      0.974          1.356            94,319
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.640          1.718                --
                                                       2006      1.417          1.640           240,038
                                                       2005      1.389          1.417           248,233
                                                       2004      1.308          1.389           248,890
                                                       2003      0.960          1.308           211,895
                                                       2002      1.000          0.960                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.592          1.653                --
                                                       2006      1.385          1.592           377,032
                                                       2005      1.369          1.385           341,133
                                                       2004      1.239          1.369           290,674
                                                       2003      1.000          1.239           167,595

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.780          1.960                --
                                                       2006      1.618          1.780           295,597
                                                       2005      1.525          1.618           320,871
                                                       2004      1.255          1.525           349,328
                                                       2003      1.000          1.255           217,985

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.615          1.691                --
                                                       2006      1.529          1.615            32,936

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.677          1.685            32,213

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.346          1.307                --
                                                       2006      1.266          1.346                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.938          1.883           186,375
                                                       2006      1.764          1.938           192,080

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.626          2.080             8,148
                                                       2006      1.591          1.626           113,033

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.274          1.126            25,543

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.073          1.091         1,154,384
                                                       2006      1.001          1.073           763,296

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.054           450,430
                                                       2006      1.015          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.429          1.567            40,284
                                                       2006      1.450          1.429            41,909

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.289          1.408                --
                                                       2006      1.303          1.289                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.113          2.213           233,008

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.387          1.463            97,428
                                                       2006      1.259          1.387            66,418

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.217          1.016           121,804
                                                       2006      1.003          1.217           144,660

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.126          1.189           332,092

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.559          1.604            43,526
                                                       2006      1.453          1.559            10,758

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.169          1.289                --
                                                       2006      1.114          1.169            17,457

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.422             1,721
                                                       2006      1.317          1.360             5,955

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.975           524,955
                                                       2006      1.003          1.026           286,299

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.521          1.795           306,871
                                                       2006      1.562          1.521           280,513

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.106          1.150           378,055
                                                       2006      1.068          1.106           390,131

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.360          1.332            26,623
                                                       2006      1.327          1.360            22,159

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.367          1.393           175,543
                                                       2006      1.352          1.367           181,146

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.459          1.489           827,289
                                                       2006      1.426          1.459           863,921

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.070            72,518
                                                       2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.076                --
                                                       2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.075            25,057
                                                       2006      1.002          1.046            26,488

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.076           445,185
                                                       2006      1.002          1.052           329,787

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.075           319,705
                                                       2006      1.002          1.057           258,637

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.365          1.393         1,658,650
                                                       2006      1.280          1.365         1,719,060

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.048          1.092           135,875
                                                       2006      0.996          1.048           138,503

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.140           110,938
                                                       2006      0.998          1.066           130,654

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.101          1.121                --
                                                       2006      1.115          1.101           333,054
                                                       2005      1.114          1.115           352,054
                                                       2004      1.044          1.114           281,739
                                                       2003      1.000          1.044           240,797

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.095          1.167         1,780,306
                                                       2006      1.076          1.095         2,021,694
                                                       2005      1.071          1.076         2,231,359
                                                       2004      1.042          1.071         2,095,600
                                                       2003      1.012          1.042         2,115,078
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.965          2.124                --
                                                       2006      1.569          1.965           214,063
                                                       2005      1.427          1.569           259,913
                                                       2004      1.253          1.427           238,693
                                                       2003      0.994          1.253           219,951
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.138          2.281                --
                                                       2006      1.860          2.138           164,389
                                                       2005      1.773          1.860           169,474
                                                       2004      1.433          1.773           164,028
                                                       2003      0.977          1.433           153,913
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.364          1.450                --
                                                       2005      1.279          1.364            42,170
                                                       2004      1.226          1.279            43,412
                                                       2003      0.967          1.226            30,573
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426                --
                                                       2005      1.327          1.359           871,998
                                                       2004      1.232          1.327           837,507
                                                       2003      0.958          1.232           783,027
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352                --
                                                       2005      1.233          1.314           102,730
                                                       2004      1.181          1.233           113,899
                                                       2003      0.967          1.181           112,890
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.141                --
                                                       2005      1.007          1.075                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031                --
                                                       2005      1.000          1.028                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.079                --
                                                       2005      1.000          1.044                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           157,445

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054                --
                                                       2005      1.008          1.035             7,235

  Travelers Managed Income Subaccount (11/99)........  2006      1.080          1.068                --
                                                       2005      1.087          1.080           357,710
                                                       2004      1.078          1.087           383,293
                                                       2003      1.014          1.078           331,511
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529                --
                                                       2005      1.313          1.442            35,013
                                                       2004      1.156          1.313            35,453
                                                       2003      0.973          1.156            30,775
                                                       2002      1.000          0.973                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.478          1.562                --
                                                       2005      1.463          1.478           281,973
                                                       2004      1.308          1.463            92,733
                                                       2003      0.974          1.308           104,184
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.242          1.280                --
                                                       2005      1.230          1.242         1,858,321
                                                       2004      1.126          1.230         1,650,696
                                                       2003      0.986          1.126         1,307,672
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.166          1.259                --
                                                       2005      1.118          1.166            79,307
                                                       2004      0.993          1.118                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.537          1.764                --
                                                       2005      1.432          1.537           192,449
                                                       2004      1.262          1.432           193,163
                                                       2003      1.001          1.262           115,622
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453                --
                                                       2005      1.320          1.372             8,791
                                                       2004      1.212          1.320            16,095
                                                       2003      1.000          1.212            16,215

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114                --
                                                       2005      1.000          1.060            17,457

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.306          1.317                --
                                                       2005      1.285          1.306             1,732
                                                       2004      1.181          1.285             1,738
                                                       2003      1.008          1.181                --
                                                       2002      1.000          1.008                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418                --
                                                       2005      1.361          1.361            67,802
                                                       2004      1.260          1.361            74,728
                                                       2003      0.969          1.260            73,289
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303                --
                                                       2005      1.032          1.133                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.280          1.327                --
                                                       2005      1.211          1.280             9,882
                                                       2004      1.190          1.211             9,882
                                                       2003      0.966          1.190             9,882
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.340          1.537            21,973
                                                       2006      1.329          1.340            22,661
                                                       2005      1.257          1.329            32,908
                                                       2004      1.198          1.257            32,860
                                                       2003      0.959          1.198            32,305
                                                       2002      1.000          0.959                --

           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.251          1.305                --
                                                       2005      1.220          1.251           132,406
                                                       2004      1.120          1.220            10,536
                                                       2003      1.000          1.120                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.305          1.271                --
                                                       2005      1.160          1.305           116,353
                                                       2004      1.093          1.160             1,456
                                                       2003      1.000          1.093                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.741          1.959         1,801,100
                                                       2006      1.476          1.741         1,831,802
                                                       2005      1.320          1.476         1,656,597
                                                       2004      1.188          1.320           781,699
                                                       2003      1.000          1.188           163,988

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.557          1.714         4,035,520
                                                       2006      1.442          1.557         4,490,303
                                                       2005      1.266          1.442         4,170,128
                                                       2004      1.149          1.266         2,184,750
                                                       2003      1.000          1.149           117,074

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.451          1.493         5,106,165
                                                       2006      1.286          1.451         5,333,569
                                                       2005      1.240          1.286         4,908,904
                                                       2004      1.147          1.240         2,243,737
                                                       2003      1.000          1.147           210,838

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.553          1.534                --
                                                       2005      1.341          1.553                --
                                                       2004      1.145          1.341                --
                                                       2003      1.000          1.145                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.545          2.008                --
                                                       2005      1.471          1.545            70,144
                                                       2004      1.143          1.471                --
                                                       2003      1.000          1.143                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            24,687
                                                       2004      1.074          1.201            11,644
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294           122,256
                                                       2004      1.067          1.199            29,854
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.614          1.858           693,182
                                                       2006      1.476          1.614           734,913
                                                       2005      1.289          1.476           718,779
                                                       2004      1.141          1.289           213,311
                                                       2003      1.000          1.141             5,137

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.863          2.105           593,780
                                                       2006      1.692          1.863           627,194
                                                       2005      1.463          1.692           529,369
                                                       2004      1.198          1.463           320,461
                                                       2003      1.000          1.198            52,180

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.214          1.234           787,441
                                                       2006      1.048          1.214           727,038
                                                       2005      1.027          1.048           358,736

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.424          1.552           164,457
                                                       2006      1.337          1.424           224,038
                                                       2005      1.302          1.337           309,962
                                                       2004      1.193          1.302           151,606
                                                       2003      1.000          1.193            44,940

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.336          1.549                --
                                                       2005      1.233          1.336           527,630
                                                       2004      1.117          1.233           259,463
                                                       2003      1.000          1.117            19,158

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.418          3.050           263,334
                                                       2006      1.927          2.418           255,907
                                                       2005      1.543          1.927           204,648
                                                       2004      1.263          1.543           100,690
                                                       2003      1.000          1.263                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.753          1.983         1,261,881
                                                       2006      1.474          1.753         1,444,064
                                                       2005      1.365          1.474         1,197,361
                                                       2004      1.176          1.365           350,933
                                                       2003      1.000          1.176            58,222

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.408          1.680                --
                                                       2005      1.320          1.408           211,820
                                                       2004      1.161          1.320            34,020
                                                       2003      1.000          1.161                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.642          1.958            57,218
                                                       2006      1.479          1.642           139,773
                                                       2005      1.348          1.479           142,414
                                                       2004      1.142          1.348            57,533
                                                       2003      1.000          1.142            18,494

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.345          1.504                --
                                                       2005      1.320          1.345           150,337
                                                       2004      1.173          1.320            71,596
                                                       2003      1.000          1.173            31,851

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.271          1.351                --
                                                       2006      1.209          1.271           124,082
                                                       2005      1.160          1.209           124,107
                                                       2004      1.151          1.160            53,839
                                                       2003      1.000          1.151                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.427          1.419         1,466,444
                                                       2006      1.338          1.427         1,513,671
                                                       2005      1.224          1.338         1,587,584
                                                       2004      1.136          1.224         1,214,648
                                                       2003      1.000          1.136           201,480

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.371          1.457           650,529
                                                       2006      1.219          1.371           694,135
                                                       2005      1.193          1.219           739,363
                                                       2004      1.120          1.193           201,625
                                                       2003      1.000          1.120            13,897

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.350          1.346           181,690

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.239          1.279         3,816,046
                                                       2006      1.144          1.239         3,880,028
                                                       2005      1.120          1.144         3,933,304
                                                       2004      1.089          1.120         2,918,367
                                                       2003      1.000          1.089           413,007

  LMPVET Capital Subaccount (10/02)..................  2007      1.354          1.351         2,727,064
                                                       2006      1.216          1.354         3,143,509
                                                       2005      1.179          1.216         3,412,786
                                                       2004      1.129          1.179         2,834,916
                                                       2003      1.000          1.129           247,777

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.260          1.314            27,557
                                                       2006      1.091          1.260            27,557
                                                       2005      1.116          1.091            44,406
                                                       2004      1.101          1.116            31,123
                                                       2003      1.000          1.101                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.406          1.445            70,037
                                                       2006      1.246          1.406            71,710
                                                       2005      1.220          1.246            54,094
                                                       2004      1.130          1.220            31,513
                                                       2003      1.000          1.130                --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.456          1.444         1,533,286
                                                       2006      1.272          1.456         1,339,105
                                                       2005      1.239          1.272         1,502,679
                                                       2004      1.169          1.239         1,130,419
                                                       2003      1.000          1.169           199,202

  LMPVET Global Equity Subaccount (10/02)............  2007      1.451          1.491           531,295
                                                       2006      1.286          1.451           578,119
                                                       2005      1.232          1.286           608,747
                                                       2004      1.140          1.232           180,396
                                                       2003      1.000          1.140                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.500          1.527           176,672
                                                       2006      1.295          1.500           178,913
                                                       2005      1.240          1.295           211,338
                                                       2004      1.147          1.240            59,890
                                                       2003      1.000          1.147            35,867

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.214          1.252           708,136
                                                       2006      1.185          1.214           807,257
                                                       2005      1.149          1.185           969,284
                                                       2004      1.169          1.149           506,016
                                                       2003      1.000          1.169           100,648

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.496          1.570            77,414
                                                       2006      1.330          1.496           184,292
                                                       2005      1.253          1.330           284,316
                                                       2004      1.158          1.253           147,795
                                                       2003      1.000          1.158                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.310          1.329                --
                                                       2006      1.191          1.310           197,390
                                                       2005      1.174          1.191           248,950
                                                       2004      1.122          1.174           171,012
                                                       2003      1.000          1.122                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.584          1.707           306,710
                                                       2006      1.433          1.584           176,924
                                                       2005      1.395          1.433           171,490
                                                       2004      1.237          1.395           153,471
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          1.004           197,082
                                                       2006      0.991          1.011           197,881
                                                       2005      0.989          0.991           175,898
                                                       2004      0.997          0.989           113,933
                                                       2003      1.000          0.997                --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.147          1.146           606,202
                                                       2006      1.111          1.147           744,777
                                                       2005      1.106          1.111           784,129
                                                       2004      1.057          1.106           581,383
                                                       2003      1.000          1.057            22,587

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.303          1.280           633,096
                                                       2006      1.198          1.303           639,415
                                                       2005      1.192          1.198           647,641
                                                       2004      1.101          1.192           411,650
                                                       2003      1.000          1.101           143,452

  LMPVIT Money Market Subaccount (11/99).............  2007      1.014          1.043           765,993
                                                       2006      0.990          1.014           784,624
                                                       2005      0.983          0.990           364,509
                                                       2004      0.994          0.983           333,535
                                                       2003      1.000          0.994                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.590          1.694                --
                                                       2006      1.437          1.590           133,773
                                                       2005      1.398          1.437           154,444
                                                       2004      1.235          1.398            90,724
                                                       2003      1.000          1.235            33,485

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.465          1.534                --
                                                       2006      1.266          1.465           333,463
                                                       2005      1.242          1.266           343,752
                                                       2004      1.170          1.242           276,133
                                                       2003      1.000          1.170            28,599

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.463          1.518                --
                                                       2006      1.273          1.463         1,010,675
                                                       2005      1.259          1.273           867,751
                                                       2004      1.140          1.259           527,515
                                                       2003      1.000          1.140                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.638          1.803                --
                                                       2006      1.490          1.638           874,567
                                                       2005      1.405          1.490           884,793
                                                       2004      1.156          1.405           254,563
                                                       2003      1.000          1.156            56,642

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.520          1.592                --
                                                       2006      1.440          1.520           142,552

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.578          1.586           141,628

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.345          1.305            56,892
                                                       2006      1.266          1.345            28,505

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.776          1.726           730,659
                                                       2006      1.617          1.776           743,416

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.568          2.004            12,433
                                                       2006      1.534          1.568                --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.273          1.125            56,464

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.073          1.090         2,037,094
                                                       2006      1.001          1.073         1,136,012

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.053         1,009,131
                                                       2006      1.015          1.069            14,449

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.323          1.451            95,526
                                                       2006      1.344          1.323            95,808

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.288          1.406            12,707
                                                       2006      1.302          1.288            12,716

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.988          2.081            23,706

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.385          1.461           367,269
                                                       2006      1.257          1.385           434,857

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.015           183,159
                                                       2006      1.003          1.216           163,301

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.126          1.189         1,009,227

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.447          1.489             3,035
                                                       2006      1.350          1.447             3,302

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.168          1.288                --
                                                       2006      1.113          1.168                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.241          1.296           311,164
                                                       2006      1.201          1.241           246,615

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.974           544,121
                                                       2006      1.003          1.026           402,340

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.314          1.550            41,528
                                                       2006      1.350          1.314            41,728

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.054          1.096           613,926
                                                       2006      1.019          1.054           619,253

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.289          1.261                --
                                                       2006      1.257          1.289                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.298          1.322           318,389
                                                       2006      1.285          1.298           342,858

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.339          1.365           626,371
                                                       2006      1.309          1.339           668,790

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.069            15,996
                                                       2006      1.002          1.057            16,037

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.075                --
                                                       2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.074            73,045
                                                       2006      1.002          1.046            73,050

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.075         1,124,177
                                                       2006      1.002          1.051           246,752

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074         1,355,072
                                                       2006      1.002          1.056           157,572

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.305          1.332         1,405,393
                                                       2006      1.225          1.305         1,736,193

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.048          1.091           306,946
                                                       2006      0.996          1.048           336,936

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.139           228,841
                                                       2006      0.998          1.066           194,415

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.101          1.122                --
                                                       2006      1.116          1.101         1,034,670
                                                       2005      1.116          1.116           761,159
                                                       2004      1.046          1.116           360,434
                                                       2003      1.000          1.046                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.075          1.145         1,913,809
                                                       2006      1.057          1.075         2,118,939
                                                       2005      1.053          1.057         2,038,278
                                                       2004      1.025          1.053         1,320,238
                                                       2003      1.000          1.025           212,809

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.849          1.998                --
                                                       2006      1.477          1.849             2,466
                                                       2005      1.344          1.477                --
                                                       2004      1.180          1.344                --
                                                       2003      1.000          1.180                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.842          1.965                --
                                                       2006      1.603          1.842           137,272
                                                       2005      1.529          1.603           114,865
                                                       2004      1.236          1.529            42,012
                                                       2003      1.000          1.236                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.264          1.344                --
                                                       2005      1.186          1.264            91,615
                                                       2004      1.137          1.186             8,207
                                                       2003      1.000          1.137                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.248          1.309                --
                                                       2005      1.219          1.248           594,858
                                                       2004      1.133          1.219           356,171
                                                       2003      1.000          1.133            46,186

  Travelers Large Cap Subaccount (11/99).............  2006      1.249          1.285                --
                                                       2005      1.172          1.249            15,297
                                                       2004      1.123          1.172                --
                                                       2003      1.000          1.123                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.141                --
                                                       2005      1.007          1.074            14,121

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.030                --
                                                       2005      1.000          1.028           205,689

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.079                --
                                                       2005      1.000          1.043           202,439

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           142,792

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.053                --
                                                       2005      1.008          1.035            58,836

  Travelers Managed Income Subaccount (11/99)........  2006      1.030          1.019                --
                                                       2005      1.037          1.030           531,729
                                                       2004      1.029          1.037           419,827
                                                       2003      1.000          1.029             6,725

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.358          1.440                --
                                                       2005      1.237          1.358            63,233
                                                       2004      1.090          1.237            21,338
                                                       2003      1.000          1.090                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.278          1.350                --
                                                       2005      1.265          1.278            41,707
                                                       2004      1.132          1.265                --
                                                       2003      1.000          1.132                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.188          1.225                --
                                                       2005      1.178          1.188         1,715,890
                                                       2004      1.079          1.178         1,111,199
                                                       2003      1.000          1.079            78,205

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.165          1.257                --
                                                       2005      1.117          1.165           303,452
                                                       2004      0.993          1.117           122,142

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.410          1.617                --
                                                       2005      1.314          1.410           708,291
                                                       2004      1.159          1.314           575,019
                                                       2003      1.000          1.159               788

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.274          1.350                --
                                                       2005      1.227          1.274             3,586
                                                       2004      1.127          1.227                --
                                                       2003      1.000          1.127                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113                --
                                                       2005      1.000          1.059                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.191          1.201                --
                                                       2005      1.173          1.191           253,499
                                                       2004      1.079          1.173            65,381
                                                       2003      1.000          1.079                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.206          1.256                --
                                                       2005      1.206          1.206           329,452
                                                       2004      1.117          1.206           126,430
                                                       2003      1.000          1.117                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.302                --
                                                       2005      1.032          1.133             1,556

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.213          1.257                --
                                                       2005      1.149          1.213                --
                                                       2004      1.129          1.149                --
                                                       2003      1.000          1.129                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.247          1.428            21,074
                                                       2006      1.237          1.247            21,074
                                                       2005      1.170          1.237            13,261
                                                       2004      1.116          1.170            13,267
                                                       2003      1.000          1.116                --




           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.249          1.304               --
                                                       2005      1.220          1.249               --
                                                       2004      1.120          1.220               --
                                                       2003      1.000          1.120               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.738          1.955           83,938
                                                       2006      1.474          1.738           86,022
                                                       2005      1.319          1.474           89,838
                                                       2004      1.187          1.319           37,649
                                                       2003      1.000          1.187            6,649

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.554          1.710          110,272
                                                       2006      1.440          1.554          160,431
                                                       2005      1.266          1.440          162,056
                                                       2004      1.149          1.266           50,046
                                                       2003      1.000          1.149            8,761

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.449          1.490          119,046
                                                       2006      1.284          1.449          170,659
                                                       2005      1.239          1.284          171,218
                                                       2004      1.147          1.239           75,789
                                                       2003      1.000          1.147            8,885

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551               --
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295               --
                                                       2004      1.074          1.201               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.438               --
                                                       2005      1.199          1.293           23,446
                                                       2004      1.067          1.199           23,446
                                                       2003      1.000          1.067               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.611          1.854            8,733
                                                       2006      1.474          1.611            8,737
                                                       2005      1.288          1.474            8,741
                                                       2004      1.141          1.288            8,746
                                                       2003      1.000          1.141            8,748

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.860          2.101           22,313
                                                       2006      1.690          1.860           22,317
                                                       2005      1.462          1.690           22,322
                                                       2004      1.198          1.462           21,134
                                                       2003      1.000          1.198               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.213          1.232               --
                                                       2006      1.048          1.213               --
                                                       2005      1.027          1.048               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.422          1.548            7,822
                                                       2006      1.336          1.422            7,831
                                                       2005      1.302          1.336            7,843
                                                       2004      1.192          1.302            7,433
                                                       2003      1.000          1.192            6,551

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334               --
                                                       2004      1.117          1.232               --
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.414          3.044            3,285
                                                       2006      1.924          2.414            3,420
                                                       2005      1.542          1.924            3,578
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.750          1.979               --
                                                       2006      1.472          1.750           12,064
                                                       2005      1.364          1.472           12,064
                                                       2004      1.175          1.364            3,451
                                                       2003      1.000          1.175               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.639          1.954               --
                                                       2006      1.478          1.639               --
                                                       2005      1.347          1.478               --
                                                       2004      1.142          1.347               --
                                                       2003      1.000          1.142               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344            4,952
                                                       2004      1.173          1.320              409
                                                       2003      1.000          1.173               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.269          1.349               --
                                                       2006      1.207          1.269            9,233
                                                       2005      1.160          1.207            8,498
                                                       2004      1.151          1.160               --
                                                       2003      1.000          1.151               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.424          1.415            8,376
                                                       2006      1.337          1.424               --
                                                       2005      1.223          1.337               --
                                                       2004      1.136          1.223               --
                                                       2003      1.000          1.136               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.369          1.453            2,347
                                                       2006      1.218          1.369            2,458
                                                       2005      1.192          1.218            2,581
                                                       2004      1.119          1.192               --
                                                       2003      1.000          1.119               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.347          1.343               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.237          1.276          322,377
                                                       2006      1.143          1.237          333,035
                                                       2005      1.120          1.143          352,158
                                                       2004      1.089          1.120          357,916
                                                       2003      1.000          1.089          292,892

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital Subaccount (10/02)..................  2007      1.352          1.348           12,054
                                                       2006      1.215          1.352           12,059
                                                       2005      1.179          1.215           12,066
                                                       2004      1.129          1.179           12,072
                                                       2003      1.000          1.129           12,074

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.258          1.312               --
                                                       2006      1.090          1.258               --
                                                       2005      1.115          1.090               --
                                                       2004      1.101          1.115               --
                                                       2003      1.000          1.101               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.403          1.442               --
                                                       2006      1.245          1.403               --
                                                       2005      1.219          1.245               --
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.453          1.441           46,876
                                                       2006      1.271          1.453           41,018
                                                       2005      1.238          1.271           42,517
                                                       2004      1.169          1.238           14,741
                                                       2003      1.000          1.169               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.449          1.488           49,125
                                                       2006      1.284          1.449           51,122
                                                       2005      1.231          1.284           52,677
                                                       2004      1.140          1.231           55,062
                                                       2003      1.000          1.140            9,003

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.498          1.523               --
                                                       2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.212          1.250            6,057
                                                       2006      1.183          1.212            6,346
                                                       2005      1.148          1.183           14,223
                                                       2004      1.169          1.148            7,565
                                                       2003      1.000          1.169               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.494          1.567           12,190
                                                       2006      1.328          1.494           12,728
                                                       2005      1.252          1.328           20,292
                                                       2004      1.158          1.252            6,960
                                                       2003      1.000          1.158               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.308          1.327               --
                                                       2006      1.189          1.308               --
                                                       2005      1.173          1.189               --
                                                       2004      1.122          1.173               --
                                                       2003      1.000          1.122               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.581          1.703               --
                                                       2006      1.432          1.581               --
                                                       2005      1.394          1.432               --
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.010          1.002           17,210
                                                       2006      0.990          1.010           17,210
                                                       2005      0.988          0.990           21,619
                                                       2004      0.997          0.988           21,622
                                                       2003      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.145          1.144               --
                                                       2006      1.110          1.145               --
                                                       2005      1.105          1.110               --
                                                       2004      1.057          1.105               --
                                                       2003      1.000          1.057               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.300          1.277            3,495
                                                       2006      1.197          1.300            3,661
                                                       2005      1.191          1.197            3,844
                                                       2004      1.101          1.191               --
                                                       2003      1.000          1.101               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.013          1.040               --
                                                       2006      0.989          1.013               --
                                                       2005      0.982          0.989               --
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.587          1.691               --
                                                       2006      1.436          1.587               --
                                                       2005      1.397          1.436            6,229
                                                       2004      1.234          1.397            6,233
                                                       2003      1.000          1.234               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.462          1.532               --
                                                       2006      1.264          1.462            6,735
                                                       2005      1.241          1.264            6,742
                                                       2004      1.170          1.241            6,750
                                                       2003      1.000          1.170            6,753

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.461          1.515               --
                                                       2006      1.272          1.461           94,216
                                                       2005      1.258          1.272           92,498
                                                       2004      1.140          1.258           29,092
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.635          1.799               --
                                                       2006      1.488          1.635           24,865
                                                       2005      1.404          1.488           23,389
                                                       2004      1.156          1.404              514
                                                       2003      1.000          1.156               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.518          1.589               --
                                                       2006      1.438          1.518               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.576          1.582               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.303               --
                                                       2006      1.265          1.344               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.773          1.722               --
                                                       2006      1.615          1.773               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.565          1.999               --
                                                       2006      1.532          1.565               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.272          1.123               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.072          1.089           62,933
                                                       2006      1.001          1.072               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.052           38,734
                                                       2006      1.015          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.321          1.448               --
                                                       2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.287          1.404               --
                                                       2006      1.301          1.287               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.984          2.077               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.384          1.458               --
                                                       2006      1.256          1.384               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.014               --
                                                       2006      1.003          1.216               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.124          1.186           24,961

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.445          1.485               --
                                                       2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.167          1.286               --
                                                       2006      1.113          1.167               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.239          1.293            3,641
                                                       2006      1.200          1.239            3,644

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.974           41,741
                                                       2006      1.003          1.025           41,024

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.312          1.546               --
                                                       2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.052          1.094            5,205
                                                       2006      1.017          1.052            5,205

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.287          1.259               --
                                                       2006      1.256          1.287               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.296          1.319               --
                                                       2006      1.283          1.296               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.337          1.362           29,123
                                                       2006      1.308          1.337           29,130

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.068               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.039          1.074               --
                                                       2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.073               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.074               --
                                                       2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074           17,248
                                                       2006      1.002          1.056           17,267

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.303          1.329           50,007
                                                       2006      1.223          1.303          115,433

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.047          1.090               --
                                                       2006      0.996          1.047               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.065          1.138               --
                                                       2006      0.998          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.099          1.120               --
                                                       2006      1.115          1.099           25,681
                                                       2005      1.115          1.115           27,032
                                                       2004      1.046          1.115              321
                                                       2003      1.000          1.046               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.073          1.143           87,003
                                                       2006      1.056          1.073           86,378
                                                       2005      1.052          1.056           85,546
                                                       2004      1.024          1.052           25,853
                                                       2003      1.000          1.024               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.845          1.995               --
                                                       2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.839          1.961               --
                                                       2006      1.601          1.839               --
                                                       2005      1.528          1.601               --
                                                       2004      1.236          1.528               --
                                                       2003      1.000          1.236               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246           27,363
                                                       2004      1.132          1.218            6,969
                                                       2003      1.000          1.132            6,972

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.140               --
                                                       2005      1.007          1.074               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.030               --
                                                       2005      1.000          1.027               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.078               --
                                                       2005      1.000          1.043               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.105               --
                                                       2005      0.999          1.062               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.053               --
                                                       2005      1.008          1.034               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (11/99)........  2006      1.029          1.017               --
                                                       2005      1.036          1.029            4,772
                                                       2004      1.029          1.036               --
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.187          1.223               --
                                                       2005      1.177          1.187          109,722
                                                       2004      1.078          1.177           41,109
                                                       2003      1.000          1.078               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.164          1.256               --
                                                       2005      1.117          1.164               --
                                                       2004      0.992          1.117               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408               --
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273               --
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113               --
                                                       2005      1.000          1.059               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.190          1.200               --
                                                       2005      1.172          1.190            3,647
                                                       2004      1.079          1.172              307
                                                       2003      1.000          1.079               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.301               --
                                                       2005      1.032          1.132               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.265               --
                                                       2005      1.000          1.105               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.212          1.256               --
                                                       2005      1.148          1.212               --
                                                       2004      1.128          1.148               --
                                                       2003      1.000          1.128               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.244          1.425               --
                                                       2006      1.236          1.244               --
                                                       2005      1.169          1.236               --
                                                       2004      1.115          1.169               --
                                                       2003      1.000          1.115               --




           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.108          1.156                --
                                                       2005      1.082          1.108           124,480
                                                       2004      1.000          1.082                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.191          1.158                --
                                                       2005      1.059          1.191                --
                                                       2004      1.000          1.059                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.467          1.648           335,983
                                                       2006      1.244          1.467           321,792
                                                       2005      1.114          1.244           268,672
                                                       2004      1.000          1.114                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.334          1.466         1,784,210
                                                       2006      1.236          1.334         1,752,398
                                                       2005      1.087          1.236         1,267,579
                                                       2004      1.000          1.087                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.245          1.280         1,961,147
                                                       2006      1.104          1.245         1,906,663
                                                       2005      1.066          1.104         1,526,602
                                                       2004      1.000          1.066                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.354          1.338                --
                                                       2005      1.171          1.354            51,411
                                                       2004      1.000          1.171                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.352          1.755                --
                                                       2005      1.289          1.352            17,125
                                                       2004      1.000          1.289                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.206          1.309                --
                                                       2005      1.118          1.206            39,269
                                                       2004      1.000          1.118                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.208          1.344                --
                                                       2005      1.121          1.208            70,914
                                                       2004      1.000          1.121                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.385          1.593           272,543
                                                       2006      1.268          1.385           266,665
                                                       2005      1.109          1.268           197,661
                                                       2004      1.000          1.109                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.561          1.762           118,708
                                                       2006      1.419          1.561           117,304
                                                       2005      1.228          1.419           105,188
                                                       2004      1.000          1.228                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.212          1.231            73,305
                                                       2006      1.047          1.212            75,606
                                                       2005      1.027          1.047            49,789

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.185          1.290             5,940
                                                       2006      1.114          1.185             6,096
                                                       2005      1.086          1.114             5,038
                                                       2004      1.000          1.086                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.192          1.381                --
                                                       2005      1.101          1.192           298,938
                                                       2004      1.000          1.101                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.975          2.489            69,670
                                                       2006      1.575          1.975           100,175
                                                       2005      1.263          1.575            46,650
                                                       2004      1.000          1.263                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.483          1.676           343,456
                                                       2006      1.248          1.483           334,709
                                                       2005      1.157          1.248           253,947
                                                       2004      1.000          1.157                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.194          1.424                --
                                                       2005      1.121          1.194           125,786
                                                       2004      1.000          1.121                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.375          1.639            65,102
                                                       2006      1.240          1.375            30,026
                                                       2005      1.131          1.240            26,698
                                                       2004      1.000          1.131                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.147          1.281                --
                                                       2005      1.127          1.147            87,939
                                                       2004      1.000          1.127                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.123          1.193                --
                                                       2006      1.069          1.123                --
                                                       2005      1.027          1.069                --
                                                       2004      1.000          1.027                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.242          1.234           127,555
                                                       2006      1.166          1.242           186,416
                                                       2005      1.067          1.166           132,519
                                                       2004      1.000          1.067                --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.213          1.287           182,741
                                                       2006      1.080          1.213           180,102
                                                       2005      1.058          1.080           177,669
                                                       2004      1.000          1.058                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.185          1.182                --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.139          1.174            90,655
                                                       2006      1.053          1.139            90,655
                                                       2005      1.032          1.053            90,692
                                                       2004      1.000          1.032                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.191          1.187         1,086,135
                                                       2006      1.071          1.191         1,109,431
                                                       2005      1.040          1.071           907,116
                                                       2004      1.000          1.040                --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.147          1.195            26,571
                                                       2006      0.994          1.147            26,587
                                                       2005      1.017          0.994            19,939
                                                       2004      1.000          1.017                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.231          1.264            15,301
                                                       2006      1.093          1.231            16,010
                                                       2005      1.071          1.093            16,804
                                                       2004      1.000          1.071                --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.242          1.231            61,528
                                                       2006      1.086          1.242            61,562
                                                       2005      1.059          1.086            57,572
                                                       2004      1.000          1.059                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.255          1.289            17,971
                                                       2006      1.113          1.255            17,971
                                                       2005      1.068          1.113            17,971
                                                       2004      1.000          1.068                --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.304          1.326            20,137
                                                       2006      1.127          1.304            20,963
                                                       2005      1.081          1.127            21,894
                                                       2004      1.000          1.081                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.045          1.077             3,503
                                                       2006      1.021          1.045            58,317
                                                       2005      0.991          1.021            23,650
                                                       2004      1.000          0.991                --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.305          1.369            23,997
                                                       2006      1.161          1.305            24,179
                                                       2005      1.096          1.161            24,318
                                                       2004      1.000          1.096                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.152          1.168                --
                                                       2006      1.048          1.152                --
                                                       2005      1.034          1.048            14,628
                                                       2004      1.000          1.034                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.323          1.424            27,160
                                                       2006      1.198          1.323                --
                                                       2005      1.167          1.198                --
                                                       2004      1.000          1.167                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.020          1.011            22,751
                                                       2006      1.001          1.020            22,760
                                                       2005      0.999          1.001            22,776
                                                       2004      1.000          0.999                --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.109          1.107             5,750
                                                       2006      1.075          1.109             5,756
                                                       2005      1.071          1.075             5,763
                                                       2004      1.000          1.071                --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.184          1.163           146,860
                                                       2006      1.090          1.184           147,174
                                                       2005      1.086          1.090           114,137
                                                       2004      1.000          1.086                --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.025          1.052            54,756
                                                       2006      1.001          1.025           664,130
                                                       2005      0.995          1.001            51,624
                                                       2004      1.000          0.995                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.328          1.415                --
                                                       2006      1.202          1.328            27,105
                                                       2005      1.170          1.202            27,876
                                                       2004      1.000          1.170                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.246          1.305                --
                                                       2006      1.078          1.246                --
                                                       2005      1.058          1.078                --
                                                       2004      1.000          1.058                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.277          1.325                --
                                                       2006      1.112          1.277           190,930
                                                       2005      1.101          1.112           197,024
                                                       2004      1.000          1.101                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.352          1.487                --
                                                       2006      1.231          1.352           159,734
                                                       2005      1.162          1.231           134,734
                                                       2004      1.000          1.162                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.380          1.444                --
                                                       2006      1.308          1.380            21,571

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.432          1.438            54,056

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.343          1.301             4,902
                                                       2006      1.264          1.343                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.547          1.501            66,420
                                                       2006      1.409          1.547            96,944

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.366          1.744            25,082
                                                       2006      1.338          1.366            24,119

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.271          1.122            37,396

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.072          1.088           899,018
                                                       2006      1.001          1.072           675,907

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.051           201,194
                                                       2006      1.015          1.068                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.175          1.287                --
                                                       2006      1.194          1.175                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.286          1.402               473
                                                       2006      1.301          1.286               475

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.712          1.792             6,061

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.395          1.470            65,629
                                                       2006      1.267          1.395           113,583

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.014            91,293
                                                       2006      1.003          1.216            24,155

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.076          1.135           294,380

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.288          1.324            17,292
                                                       2006      1.202          1.288            17,292

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.166          1.285                --
                                                       2006      1.112          1.166            38,401

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.167          1.218           307,055
                                                       2006      1.130          1.167           311,443

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.973           340,766
                                                       2006      1.003          1.025           317,037

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.113          1.312               605
                                                       2006      1.145          1.113               606

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.045          1.085             4,543
                                                       2006      1.010          1.045             4,549

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.162          1.136                --
                                                       2006      1.134          1.162                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.160          1.180                --
                                                       2006      1.149          1.160                --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.209          1.232            63,709
                                                       2006      1.183          1.209            63,906

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.068             2,618
                                                       2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.039          1.073                --
                                                       2006      1.001          1.039                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.072             2,157
                                                       2006      1.002          1.045             2,161

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.073           165,183
                                                       2006      1.002          1.051           165,183

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.073            75,839
                                                       2006      1.002          1.055            75,546

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.213          1.237         1,017,126
                                                       2006      1.139          1.213         1,030,586

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.047          1.089           219,096
                                                       2006      0.996          1.047           217,827

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.065          1.137             9,221
                                                       2006      0.998          1.065                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.052          1.072                --
                                                       2006      1.068          1.052           303,167
                                                       2005      1.069          1.068           266,278
                                                       2004      1.000          1.069                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.065          1.134           277,970
                                                       2006      1.048          1.065           278,390
                                                       2005      1.045          1.048           202,033
                                                       2004      1.000          1.045                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.593          1.721                --
                                                       2006      1.274          1.593                --
                                                       2005      1.160          1.274                --
                                                       2004      1.000          1.160                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.436          1.531                --
                                                       2006      1.251          1.436            32,497
                                                       2005      1.194          1.251            26,570
                                                       2004      1.000          1.194                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.124          1.194                --
                                                       2005      1.056          1.124                --
                                                       2004      1.000          1.056                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.128          1.183                --
                                                       2005      1.103          1.128            52,283
                                                       2004      1.000          1.103                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.117          1.149                --
                                                       2005      1.050          1.117                --
                                                       2004      1.000          1.050                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.140                --
                                                       2005      1.007          1.074                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029                --
                                                       2005      1.000          1.027             7,282

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.078                --
                                                       2005      1.000          1.043           153,519

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.061          1.105                --
                                                       2005      0.999          1.061            56,819

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.052                --
                                                       2005      1.008          1.034             2,060

  Travelers Managed Income Subaccount (11/99)........  2006      1.022          1.010                --
                                                       2005      1.030          1.022            18,856
                                                       2004      1.000          1.030                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.234          1.308                --
                                                       2005      1.125          1.234            13,222
                                                       2004      1.000          1.125                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.084          1.145                --
                                                       2005      1.075          1.084                --
                                                       2004      1.000          1.075                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.105          1.139                --
                                                       2005      1.097          1.105           900,374
                                                       2004      1.000          1.097                --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.175          1.267                --
                                                       2005      1.127          1.175            74,412
                                                       2004      1.002          1.127                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.229          1.409                --
                                                       2005      1.146          1.229            53,537
                                                       2004      1.000          1.146                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.135          1.202                --
                                                       2005      1.094          1.135            17,292
                                                       2004      1.000          1.094                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.112                --
                                                       2005      1.000          1.059            15,405

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.121          1.130                --
                                                       2005      1.105          1.121           295,861
                                                       2004      1.000          1.105                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.098          1.143                --
                                                       2005      1.099          1.098                --
                                                       2004      1.000          1.099                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.301                --
                                                       2005      1.032          1.132             7,671

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.264                --
                                                       2005      1.000          1.104             7,199

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.095          1.134                --
                                                       2005      1.038          1.095                --
                                                       2004      1.000          1.038                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.127          1.290                --
                                                       2006      1.120          1.127                --
                                                       2005      1.060          1.120                --
                                                       2004      1.000          1.060                --




         VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.20% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.382          1.442                --
                                                       2005      1.351          1.382            87,681
                                                       2004      1.242          1.351            53,488
                                                       2003      0.960          1.242             8,543
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.362          1.324                --
                                                       2005      1.212          1.362             8,136
                                                       2004      1.144          1.212             8,147
                                                       2003      0.948          1.144             8,158
                                                       2002      1.000          0.948                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.902          2.136           264,698
                                                       2006      1.614          1.902           243,233
                                                       2005      1.446          1.614           263,482
                                                       2004      1.303          1.446           234,185
                                                       2003      0.984          1.303            11,565
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.734          1.905           560,251
                                                       2006      1.608          1.734           591,139
                                                       2005      1.415          1.608           608,837
                                                       2004      1.285          1.415           542,802
                                                       2003      0.960          1.285           291,762
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.585          1.629           976,013
                                                       2006      1.406          1.585           981,249
                                                       2005      1.358          1.406         1,000,046
                                                       2004      1.258          1.358           950,041
                                                       2003      0.971          1.258           704,556
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.600          1.580                --
                                                       2005      1.384          1.600             5,253
                                                       2004      1.183          1.384             5,256
                                                       2003      0.968          1.183             5,056
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.776          2.304                --
                                                       2005      1.694          1.776            47,056
                                                       2004      1.318          1.694            47,056
                                                       2003      1.005          1.318            45,031
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.403                --
                                                       2005      1.199          1.293                --
                                                       2004      1.073          1.199                --
                                                       2003      1.000          1.073                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.435                --
                                                       2005      1.197          1.290             1,812
                                                       2004      1.067          1.197                --
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.753          2.015            89,781
                                                       2006      1.606          1.753           113,109
                                                       2005      1.405          1.606           111,224
                                                       2004      1.245          1.405           123,753
                                                       2003      0.991          1.245            55,188
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.065          2.330            73,601
                                                       2006      1.878          2.065            71,557
                                                       2005      1.626          1.878            71,714
                                                       2004      1.334          1.626            47,123
                                                       2003      0.986          1.334                --
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.211          1.229           210,061
                                                       2006      1.047          1.211            34,644
                                                       2005      1.027          1.047                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.546          1.682            41,736
                                                       2006      1.454          1.546            56,156
                                                       2005      1.418          1.454            58,906
                                                       2004      1.300          1.418            56,400
                                                       2003      0.969          1.300            29,124
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.450          1.680                --
                                                       2005      1.341          1.450           288,138
                                                       2004      1.217          1.341           292,095
                                                       2003      0.994          1.217           223,043
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.745          3.458            45,795
                                                       2006      2.190          2.745            47,212
                                                       2005      1.757          2.190            44,244
                                                       2004      1.440          1.757            50,617
                                                       2003      1.000          1.440            30,640

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.899          2.144            79,486
                                                       2006      1.598          1.899            77,535
                                                       2005      1.483          1.598            65,940
                                                       2004      1.279          1.483            61,084
                                                       2003      0.989          1.279            19,323
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.526          1.818                --
                                                       2005      1.433          1.526            77,554
                                                       2004      1.262          1.433            65,648
                                                       2003      0.976          1.262            36,044
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.855          2.209            17,950
                                                       2006      1.674          1.855            18,867
                                                       2005      1.527          1.674            27,542
                                                       2004      1.296          1.527            25,628
                                                       2003      0.983          1.296            18,539
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.519          1.696                --
                                                       2005      1.493          1.519            28,004
                                                       2004      1.329          1.493            23,228
                                                       2003      1.000          1.329             4,528

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.386          1.472                --
                                                       2006      1.320          1.386                --
                                                       2005      1.269          1.320            20,272
                                                       2004      1.261          1.269                --
                                                       2003      0.960          1.261                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.564          1.553           271,215
                                                       2006      1.470          1.564           319,844
                                                       2005      1.346          1.470           331,153
                                                       2004      1.251          1.346           333,858
                                                       2003      0.951          1.251           177,260
                                                       2002      1.000          0.951                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.451          1.539           214,546
                                                       2006      1.292          1.451           128,547
                                                       2005      1.267          1.292           137,911
                                                       2004      1.190          1.267           130,325
                                                       2003      0.977          1.190           108,325
                                                       2002      1.000          0.977                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.451          1.447            58,131

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.323          1.363         1,145,154
                                                       2006      1.224          1.323         1,365,232
                                                       2005      1.200          1.224         1,377,552
                                                       2004      1.168          1.200         1,374,620
                                                       2003      0.979          1.168         1,016,318
                                                       2002      1.000          0.979                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.488          1.482           773,476
                                                       2006      1.339          1.488           799,557
                                                       2005      1.300          1.339         1,005,196
                                                       2004      1.246          1.300         1,120,270
                                                       2003      0.969          1.246           559,967
                                                       2002      1.000          0.969                --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.325          1.380            10,445
                                                       2006      1.149          1.325            16,365
                                                       2005      1.176          1.149            16,173
                                                       2004      1.163          1.176             6,295
                                                       2003      0.963          1.163             6,109
                                                       2002      1.000          0.963                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.496          1.536            16,213
                                                       2006      1.329          1.496            29,531
                                                       2005      1.303          1.329            65,689
                                                       2004      1.208          1.303            31,447
                                                       2003      0.967          1.208            14,964
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.624          1.609           354,564
                                                       2006      1.421          1.624           208,073
                                                       2005      1.386          1.421           244,750
                                                       2004      1.310          1.386           255,757
                                                       2003      0.966          1.310           109,298
                                                       2002      1.000          0.966                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.569          1.610           847,563
                                                       2006      1.392          1.569           853,067
                                                       2005      1.336          1.392           621,873
                                                       2004      1.239          1.336           294,992
                                                       2003      0.962          1.239                --
                                                       2002      1.000          0.962                --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.615          1.642            28,456
                                                       2006      1.396          1.615             5,940
                                                       2005      1.340          1.396             5,943
                                                       2004      1.241          1.340             5,946
                                                       2003      0.958          1.241                --
                                                       2002      1.000          0.958                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.412          1.455           144,412
                                                       2006      1.380          1.412           156,218
                                                       2005      1.341          1.380           186,768
                                                       2004      1.366          1.341           198,544
                                                       2003      0.946          1.366           106,645
                                                       2002      1.000          0.946                --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.594          1.670            11,287
                                                       2006      1.419          1.594            19,944
                                                       2005      1.339          1.419            42,942
                                                       2004      1.240          1.339            42,958
                                                       2003      0.977          1.240            27,736
                                                       2002      1.000          0.977                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.410          1.429                --
                                                       2006      1.284          1.410            68,918
                                                       2005      1.267          1.284            68,969
                                                       2004      1.213          1.267            68,535
                                                       2003      0.961          1.213                --
                                                       2002      1.000          0.961                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.801          1.938            52,625
                                                       2006      1.632          1.801            49,057
                                                       2005      1.591          1.632            62,378
                                                       2004      1.412          1.591            75,282
                                                       2003      0.970          1.412            51,166
                                                       2002      1.000          0.970                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.006          0.998            33,007
                                                       2006      0.988          1.006            65,692
                                                       2005      0.987          0.988           105,280
                                                       2004      0.997          0.987            71,789
                                                       2003      1.000          0.997            30,870

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.193          1.190            37,384
                                                       2006      1.157          1.193            40,392
                                                       2005      1.153          1.157           201,480
                                                       2004      1.104          1.153           199,486
                                                       2003      1.010          1.104           169,179
                                                       2002      1.000          1.010                --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.479          1.452           562,737
                                                       2006      1.363          1.479           556,949
                                                       2005      1.358          1.363           592,813
                                                       2004      1.256          1.358           550,689
                                                       2003      1.007          1.256           282,296
                                                       2002      1.000          1.007                --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.000          1.026           234,454
                                                       2006      0.977          1.000           259,784
                                                       2005      0.971          0.977            37,008
                                                       2004      0.984          0.971            35,476
                                                       2003      0.999          0.984            17,168
                                                       2002      1.000          0.999                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.735          1.848                --
                                                       2006      1.571          1.735            13,206
                                                       2005      1.531          1.571            65,581
                                                       2004      1.353          1.531            68,766
                                                       2003      0.974          1.353            18,794
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.627          1.704                --
                                                       2006      1.408          1.627           171,439
                                                       2005      1.383          1.408           184,824
                                                       2004      1.305          1.383           185,914
                                                       2003      0.960          1.305           145,744
                                                       2002      1.000          0.960                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.581          1.640                --
                                                       2006      1.378          1.581           112,858
                                                       2005      1.364          1.378           126,897
                                                       2004      1.238          1.364            96,031
                                                       2003      1.000          1.238            60,061

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.767          1.944                --
                                                       2006      1.610          1.767            78,050
                                                       2005      1.520          1.610            96,218
                                                       2004      1.253          1.520            56,353
                                                       2003      1.000          1.253            25,857

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.602          1.676                --
                                                       2006      1.519          1.602           125,866

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.662          1.668           118,235

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.300                --
                                                       2006      1.264          1.342                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.922          1.865            34,166
                                                       2006      1.752          1.922            48,650

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.613          2.059             7,981
                                                       2006      1.580          1.613             5,443

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.269          1.120            14,166

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.072          1.087           484,074
                                                       2006      1.001          1.072           418,886

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.051           158,828
                                                       2006      1.015          1.068             4,159

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.417          1.551            57,496
                                                       2006      1.440          1.417            60,677

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.285          1.400                --
                                                       2006      1.300          1.285                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.094          2.191             8,699

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.380          1.453            31,954
                                                       2006      1.254          1.380            10,775

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.013            63,472
                                                       2006      1.003          1.215            82,139

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.117          1.178            76,508

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.547          1.589             5,074
                                                       2006      1.445          1.547             5,084

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.165          1.284                --
                                                       2006      1.112          1.165                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.350          1.408            33,826
                                                       2006      1.308          1.350             8,500

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.972           111,671
                                                       2006      1.003          1.025            36,008

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.509          1.777            40,751
                                                       2006      1.552          1.509            43,270

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.097          1.139           104,599
                                                       2006      1.061          1.097           114,070

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.349          1.319             6,394
                                                       2006      1.318          1.349                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.356          1.379            97,173
                                                       2006      1.343          1.356           100,347

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.447          1.474            58,373
                                                       2006      1.417          1.447            69,711

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.067                --
                                                       2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.072                --
                                                       2006      1.001          1.038                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.071            43,320
                                                       2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.072                --
                                                       2006      1.002          1.050                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.072            32,231
                                                       2006      1.002          1.055                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.354          1.379           348,319
                                                       2006      1.271          1.354           364,487

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.047          1.088           123,985
                                                       2006      0.996          1.047           130,335

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            10,994
                                                       2006      0.998          1.064            11,006

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.092          1.112                --
                                                       2006      1.109          1.092            81,833
                                                       2005      1.110          1.109           104,374
                                                       2004      1.042          1.110           168,773
                                                       2003      1.000          1.042            54,678

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.086          1.155           471,554
                                                       2006      1.069          1.086           561,674
                                                       2005      1.067          1.069           596,876
                                                       2004      1.040          1.067           576,706
                                                       2003      1.012          1.040           514,636
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.949          2.106                --
                                                       2006      1.560          1.949             2,316
                                                       2005      1.421          1.560                --
                                                       2004      1.250          1.421             2,038
                                                       2003      0.994          1.250             2,129
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.121          2.261                --
                                                       2006      1.848          2.121            32,939
                                                       2005      1.765          1.848            31,893
                                                       2004      1.430          1.765            15,972
                                                       2003      0.977          1.430            17,788
                                                       2002      1.000          0.977                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.355          1.440                --
                                                       2005      1.274          1.355            76,662
                                                       2004      1.223          1.274            74,577
                                                       2003      0.967          1.223            55,722
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.351          1.417                --
                                                       2005      1.322          1.351            70,507
                                                       2004      1.230          1.322            51,434
                                                       2003      0.958          1.230            35,368
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.306          1.343                --
                                                       2005      1.228          1.306             8,717
                                                       2004      1.179          1.228             5,234
                                                       2003      0.966          1.179             5,013
                                                       2002      1.000          0.966                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.139                --
                                                       2005      1.007          1.074                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029                --
                                                       2005      1.000          1.027                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.077                --
                                                       2005      1.000          1.042                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.061          1.104                --
                                                       2005      0.999          1.061                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.052                --
                                                       2005      1.007          1.034                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.073          1.061                --
                                                       2005      1.082          1.073           296,846
                                                       2004      1.076          1.082           297,600
                                                       2003      1.014          1.076           267,025
                                                       2002      1.000          1.014                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.433          1.519                --
                                                       2005      1.308          1.433           141,770
                                                       2004      1.153          1.308           143,975
                                                       2003      0.973          1.153           116,827
                                                       2002      1.000          0.973                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.469          1.552                --
                                                       2005      1.457          1.469            45,898
                                                       2004      1.306          1.457                --
                                                       2003      0.974          1.306                --
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.234          1.271                --
                                                       2005      1.225          1.234           381,492
                                                       2004      1.124          1.225           348,726
                                                       2003      0.986          1.124           116,554
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.163          1.254                --
                                                       2005      1.116          1.163             6,545
                                                       2004      0.992          1.116                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.528          1.752                --
                                                       2005      1.426          1.528            48,397
                                                       2004      1.259          1.426            47,726
                                                       2003      1.001          1.259             3,059
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.364          1.445                --
                                                       2005      1.316          1.364            28,836
                                                       2004      1.210          1.316            28,853
                                                       2003      1.000          1.210             1,879

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.112                --
                                                       2005      1.000          1.058                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.298          1.308                --
                                                       2005      1.280          1.298             8,500
                                                       2004      1.179          1.280             3,608
                                                       2003      1.008          1.179                --
                                                       2002      1.000          1.008                --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.353          1.409                --
                                                       2005      1.355          1.353            90,468
                                                       2004      1.257          1.355            90,472
                                                       2003      0.969          1.257             4,218
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.300                --
                                                       2005      1.032          1.132                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.264                --
                                                       2005      1.000          1.104                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.272          1.318                --
                                                       2005      1.206          1.272                --
                                                       2004      1.187          1.206                --
                                                       2003      0.966          1.187                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.330          1.521            23,206
                                                       2006      1.321          1.330            24,855
                                                       2005      1.251          1.321            25,581
                                                       2004      1.195          1.251            28,191
                                                       2003      0.959          1.195            27,256
                                                       2002      1.000          0.959                --




         VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.25% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.245          1.298               --
                                                       2005      1.217          1.245           16,198
                                                       2004      1.119          1.217           14,086
                                                       2003      1.000          1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.299          1.262               --
                                                       2005      1.157          1.299               --
                                                       2004      1.092          1.157               --
                                                       2003      1.000          1.092               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.25% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.730          1.942          117,920
                                                       2006      1.469          1.730          115,113
                                                       2005      1.317          1.469          100,572
                                                       2004      1.187          1.317           84,658
                                                       2003      1.000          1.187           35,982

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.546          1.699          300,337
                                                       2006      1.435          1.546          378,510
                                                       2005      1.263          1.435          367,323
                                                       2004      1.148          1.263          182,999
                                                       2003      1.000          1.148           24,955

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.442          1.480          388,232
                                                       2006      1.280          1.442          530,741
                                                       2005      1.237          1.280          459,535
                                                       2004      1.146          1.237          371,564
                                                       2003      1.000          1.146           61,915

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.545          1.526               --
                                                       2005      1.337          1.545               --
                                                       2004      1.144          1.337               --
                                                       2003      1.000          1.144               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.538          1.994               --
                                                       2005      1.467          1.538               --
                                                       2004      1.142          1.467               --
                                                       2003      1.000          1.142               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401               --
                                                       2005      1.199          1.291               --
                                                       2004      1.073          1.199               --
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.289          1.433               --
                                                       2005      1.197          1.289            5,887
                                                       2004      1.067          1.197               --
                                                       2003      1.000          1.067               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.25% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.603          1.842           36,894
                                                       2006      1.469          1.603           12,178
                                                       2005      1.286          1.469           12,347
                                                       2004      1.140          1.286           12,526
                                                       2003      1.000          1.140            2,436

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.851          2.087           21,526
                                                       2006      1.684          1.851           65,899
                                                       2005      1.459          1.684           85,140
                                                       2004      1.197          1.459           83,256
                                                       2003      1.000          1.197           53,786

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.210          1.227          128,514
                                                       2006      1.047          1.210           72,427
                                                       2005      1.027          1.047           72,427

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.414          1.538           83,745
                                                       2006      1.331          1.414           84,074
                                                       2005      1.299          1.331           83,937
                                                       2004      1.192          1.299           19,793
                                                       2003      1.000          1.192           10,110

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.329          1.539               --
                                                       2005      1.230          1.329          328,303
                                                       2004      1.117          1.230          233,510
                                                       2003      1.000          1.117           58,994

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.402          3.024           77,760
                                                       2006      1.917          2.402           76,787
                                                       2005      1.539          1.917           84,494
                                                       2004      1.262          1.539           25,618
                                                       2003      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.742          1.966           70,627
                                                       2006      1.467          1.742          131,955
                                                       2005      1.361          1.467          142,163
                                                       2004      1.175          1.361          102,534
                                                       2003      1.000          1.175           43,980

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.25% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.401          1.669               --
                                                       2005      1.316          1.401           63,647
                                                       2004      1.160          1.316            3,322
                                                       2003      1.000          1.160               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.631          1.941               --
                                                       2006      1.472          1.631               --
                                                       2005      1.344          1.472               --
                                                       2004      1.141          1.344               --
                                                       2003      1.000          1.141               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.339          1.494               --
                                                       2005      1.317          1.339               --
                                                       2004      1.172          1.317               --
                                                       2003      1.000          1.172               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.262          1.341               --
                                                       2006      1.203          1.262               --
                                                       2005      1.157          1.203               --
                                                       2004      1.150          1.157               --
                                                       2003      1.000          1.150               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.417          1.406          313,575
                                                       2006      1.332          1.417          384,325
                                                       2005      1.220          1.332          397,297
                                                       2004      1.135          1.220          306,530
                                                       2003      1.000          1.135          135,782

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.362          1.444          220,256
                                                       2006      1.213          1.362          226,641
                                                       2005      1.190          1.213          267,726
                                                       2004      1.119          1.190          235,097
                                                       2003      1.000          1.119           35,970

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.338          1.334           33,579

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.231          1.268          598,740
                                                       2006      1.139          1.231          613,890
                                                       2005      1.117          1.139          635,877
                                                       2004      1.088          1.117          931,761
                                                       2003      1.000          1.088          320,144

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.25% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital Subaccount (10/02)..................  2007      1.345          1.339          611,871
                                                       2006      1.210          1.345          627,973
                                                       2005      1.176          1.210          802,826
                                                       2004      1.128          1.176          660,981
                                                       2003      1.000          1.128            4,696

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.252          1.303            7,628
                                                       2006      1.086          1.252            8,475
                                                       2005      1.113          1.086            8,482
                                                       2004      1.101          1.113            6,616
                                                       2003      1.000          1.101            2,853

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.396          1.432            3,266
                                                       2006      1.240          1.396            3,539
                                                       2005      1.217          1.240            3,542
                                                       2004      1.129          1.217            3,546
                                                       2003      1.000          1.129              600

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.446          1.432          124,265
                                                       2006      1.266          1.446          120,615
                                                       2005      1.236          1.266          166,729
                                                       2004      1.168          1.236          149,510
                                                       2003      1.000          1.168           82,968

  LMPVET Global Equity Subaccount (10/02)............  2007      1.441          1.478            6,263
                                                       2006      1.280          1.441            6,758
                                                       2005      1.228          1.280            9,454
                                                       2004      1.139          1.228            9,102
                                                       2003      1.000          1.139            2,441

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.490          1.513               --
                                                       2006      1.288          1.490               --
                                                       2005      1.237          1.288               --
                                                       2004      1.146          1.237            6,963
                                                       2003      1.000          1.146               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.206          1.241           83,408
                                                       2006      1.179          1.206           83,807
                                                       2005      1.146          1.179           92,992
                                                       2004      1.168          1.146           77,868
                                                       2003      1.000          1.168           11,125

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.25% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.486          1.557           52,587
                                                       2006      1.324          1.486           55,427
                                                       2005      1.250          1.324           81,772
                                                       2004      1.158          1.250           67,514
                                                       2003      1.000          1.158           29,696

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.301          1.318               --
                                                       2006      1.185          1.301           33,612
                                                       2005      1.171          1.185           65,618
                                                       2004      1.122          1.171           74,904
                                                       2003      1.000          1.122            4,725

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.573          1.692           28,230
                                                       2006      1.426          1.573            8,013
                                                       2005      1.391          1.426           19,688
                                                       2004      1.236          1.391           14,484
                                                       2003      1.000          1.236            1,223

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.005          0.995            8,376
                                                       2006      0.987          1.005            9,074
                                                       2005      0.986          0.987            9,083
                                                       2004      0.997          0.986          279,946
                                                       2003      1.000          0.997            3,430

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.140          1.136           47,872
                                                       2006      1.106          1.140           56,778
                                                       2005      1.103          1.106           76,254
                                                       2004      1.057          1.103           45,843
                                                       2003      1.000          1.057               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.294          1.269           89,181
                                                       2006      1.192          1.294          118,354
                                                       2005      1.189          1.192          153,029
                                                       2004      1.101          1.189          102,204
                                                       2003      1.000          1.101           31,438

  LMPVIT Money Market Subaccount (11/99).............  2007      1.008          1.034          278,150
                                                       2006      0.985          1.008          291,012
                                                       2005      0.980          0.985           12,917
                                                       2004      0.993          0.980           12,973
                                                       2003      1.000          0.993               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.25% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.579          1.681               --
                                                       2006      1.430          1.579           23,250
                                                       2005      1.394          1.430           46,739
                                                       2004      1.234          1.394           34,057
                                                       2003      1.000          1.234            1,294

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.455          1.523               --
                                                       2006      1.260          1.455            7,011
                                                       2005      1.238          1.260            7,014
                                                       2004      1.169          1.238            5,312
                                                       2003      1.000          1.169               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.453          1.507               --
                                                       2006      1.267          1.453          222,585
                                                       2005      1.255          1.267          225,080
                                                       2004      1.140          1.255           77,831
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.627          1.789               --
                                                       2006      1.483          1.627           70,855
                                                       2005      1.401          1.483           62,354
                                                       2004      1.155          1.401           57,580
                                                       2003      1.000          1.155           12,721

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.510          1.580               --
                                                       2006      1.432          1.510               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.567          1.572               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.341          1.298           10,722
                                                       2006      1.263          1.341           16,757

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.765          1.711           60,920
                                                       2006      1.608          1.765           65,105

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.557          1.986               --
                                                       2006      1.526          1.557               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.268          1.119           31,793

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.25% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.086          646,842
                                                       2006      1.001          1.071          497,065

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.050          108,800
                                                       2006      1.015          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.314          1.438           76,454
                                                       2006      1.336          1.314           76,468

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.284          1.399               --
                                                       2006      1.299          1.284               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.973          2.063               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.378          1.450           30,572
                                                       2006      1.252          1.378           42,969

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012           82,855
                                                       2006      1.003          1.215           79,157

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.118          1.179            3,372

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.437          1.476           38,804
                                                       2006      1.343          1.437           39,607

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.164          1.283               --
                                                       2006      1.111          1.164               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.232          1.285          124,997
                                                       2006      1.195          1.232           17,465

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.971           22,229
                                                       2006      1.003          1.024            8,413

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.305          1.536               --
                                                       2006      1.343          1.305               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.047          1.086           89,951
                                                       2006      1.013          1.047           92,814

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.280          1.250           19,076
                                                       2006      1.251          1.280           18,930

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.290          1.310            5,588
                                                       2006      1.278          1.290            5,372

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.25% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.330          1.353           16,470
                                                       2006      1.302          1.330           63,550

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066               --
                                                       2006      1.002          1.056               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070               --
                                                       2006      1.002          1.045               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071               --
                                                       2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071          259,518
                                                       2006      1.002          1.055               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.297          1.320           98,464
                                                       2006      1.218          1.297          204,341

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.046          1.087           96,661
                                                       2006      0.996          1.046           96,880

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136               --
                                                       2006      0.998          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.094          1.113               --
                                                       2006      1.111          1.094           13,713
                                                       2005      1.113          1.111           12,904
                                                       2004      1.045          1.113           12,535
                                                       2003      1.000          1.045            8,697

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.068          1.135          296,952
                                                       2006      1.052          1.068          242,917
                                                       2005      1.050          1.052          430,409
                                                       2004      1.024          1.050           39,973
                                                       2003      1.000          1.024            2,626

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.25% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.836          1.983               --
                                                       2006      1.470          1.836               --
                                                       2005      1.340          1.470               --
                                                       2004      1.179          1.340               --
                                                       2003      1.000          1.179               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.830          1.950               --
                                                       2006      1.596          1.830            8,175
                                                       2005      1.525          1.596           23,414
                                                       2004      1.235          1.525           24,487
                                                       2003      1.000          1.235            9,446

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.258          1.336               --
                                                       2005      1.183          1.258           78,350
                                                       2004      1.136          1.183            8,460
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.242          1.302               --
                                                       2005      1.216          1.242           64,182
                                                       2004      1.132          1.216           57,086
                                                       2003      1.000          1.132           35,179

  Travelers Large Cap Subaccount (11/99).............  2006      1.243          1.278               --
                                                       2005      1.169          1.243               --
                                                       2004      1.123          1.169               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.139               --
                                                       2005      1.007          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.028               --
                                                       2005      1.000          1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.077               --
                                                       2005      1.000          1.042               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.061          1.104               --
                                                       2005      0.999          1.061               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.051               --
                                                       2005      1.007          1.033               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.25% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (11/99)........  2006      1.025          1.013               --
                                                       2005      1.034          1.025          118,075
                                                       2004      1.028          1.034          104,403
                                                       2003      1.000          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.352          1.432               --
                                                       2005      1.234          1.352               --
                                                       2004      1.089          1.234               --
                                                       2003      1.000          1.089               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.272          1.343               --
                                                       2005      1.262          1.272               --
                                                       2004      1.131          1.262               --
                                                       2003      1.000          1.131               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.183          1.218               --
                                                       2005      1.175          1.183          221,362
                                                       2004      1.078          1.175          214,552
                                                       2003      1.000          1.078           73,796

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.162          1.252               --
                                                       2005      1.116          1.162               --
                                                       2004      0.992          1.116               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.403          1.608               --
                                                       2005      1.310          1.403           14,625
                                                       2004      1.158          1.310            4,686
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.268          1.343               --
                                                       2005      1.224          1.268           40,603
                                                       2004      1.126          1.224           40,130
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.111               --
                                                       2005      1.000          1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.186          1.195               --
                                                       2005      1.170          1.186           19,123
                                                       2004      1.078          1.170            1,155
                                                       2003      1.000          1.078               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.200          1.249               --
                                                       2005      1.203          1.200            5,498
                                                       2004      1.116          1.203               --
                                                       2003      1.000          1.116               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.25% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.131          1.299               --
                                                       2005      1.031          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.263               --
                                                       2005      1.000          1.104               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.207          1.251               --
                                                       2005      1.145          1.207           54,061
                                                       2004      1.128          1.145           43,204
                                                       2003      1.000          1.128           43,224

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.238          1.416            9,685
                                                       2006      1.231          1.238            9,685
                                                       2005      1.167          1.231            9,685
                                                       2004      1.115          1.167            9,685
                                                       2003      1.000          1.115            9,685




           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.105          1.153               --
                                                       2005      1.081          1.105               --
                                                       2004      1.000          1.081               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.188          1.154               --
                                                       2005      1.059          1.188               --
                                                       2004      1.000          1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.640           68,097
                                                       2006      1.241          1.461           68,097
                                                       2005      1.113          1.241           68,097
                                                       2004      1.000          1.113               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.329          1.459           39,573
                                                       2006      1.233          1.329           49,475
                                                       2005      1.086          1.233           10,301
                                                       2004      1.000          1.086               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.240          1.273           44,100
                                                       2006      1.102          1.240           55,209
                                                       2005      1.065          1.102           11,556
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.351          1.334               --
                                                       2005      1.170          1.351               --
                                                       2004      1.000          1.170               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.349          1.749               --
                                                       2005      1.288          1.349           36,512
                                                       2004      1.000          1.288               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.203          1.305               --
                                                       2005      1.117          1.203               --
                                                       2004      1.000          1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.205          1.340               --
                                                       2005      1.120          1.205               --
                                                       2004      1.000          1.120               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.380          1.584           16,789
                                                       2006      1.265          1.380           16,789
                                                       2005      1.108          1.265           16,789
                                                       2004      1.000          1.108               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.555          1.753               --
                                                       2006      1.416          1.555               --
                                                       2005      1.227          1.416               --
                                                       2004      1.000          1.227               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.209          1.226               --
                                                       2006      1.046          1.209               --
                                                       2005      1.027          1.046               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.181          1.283               --
                                                       2006      1.111          1.181               --
                                                       2005      1.085          1.111               --
                                                       2004      1.000          1.085               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.189          1.376               --
                                                       2005      1.100          1.189               --
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.967          2.476           35,523
                                                       2006      1.572          1.967           38,716
                                                       2005      1.262          1.572           38,853
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.478          1.667           52,733
                                                       2006      1.245          1.478           52,733
                                                       2005      1.156          1.245           52,733
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.191          1.418               --
                                                       2005      1.120          1.191               --
                                                       2004      1.000          1.120               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.370          1.630               --
                                                       2006      1.237          1.370               --
                                                       2005      1.130          1.237               --
                                                       2004      1.000          1.130               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.145          1.277               --
                                                       2005      1.126          1.145            6,109
                                                       2004      1.000          1.126               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.119          1.188               --
                                                       2006      1.066          1.119               --
                                                       2005      1.026          1.066               --
                                                       2004      1.000          1.026               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.237          1.227           24,410
                                                       2006      1.164          1.237           24,414
                                                       2005      1.066          1.164           24,417
                                                       2004      1.000          1.066               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.209          1.280               --
                                                       2006      1.077          1.209               --
                                                       2005      1.057          1.077               --
                                                       2004      1.000          1.057               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.179          1.176               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.135          1.168          156,235
                                                       2006      1.051          1.135           47,620
                                                       2005      1.031          1.051           47,644
                                                       2004      1.000          1.031               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.187          1.181          253,762
                                                       2006      1.069          1.187          265,617
                                                       2005      1.039          1.069          230,528
                                                       2004      1.000          1.039               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.143          1.188               --
                                                       2006      0.991          1.143               --
                                                       2005      1.016          0.991               --
                                                       2004      1.000          1.016               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.227          1.258               --
                                                       2006      1.090          1.227               --
                                                       2005      1.070          1.090               --
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.237          1.224               --
                                                       2006      1.084          1.237               --
                                                       2005      1.058          1.084               --
                                                       2004      1.000          1.058               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.251          1.282               --
                                                       2006      1.111          1.251               --
                                                       2005      1.067          1.111               --
                                                       2004      1.000          1.067               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.299          1.319               --
                                                       2006      1.124          1.299               --
                                                       2005      1.080          1.124               --
                                                       2004      1.000          1.080               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.041          1.071               --
                                                       2006      1.018          1.041               --
                                                       2005      0.990          1.018               --
                                                       2004      1.000          0.990               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.300          1.361               --
                                                       2006      1.159          1.300               --
                                                       2005      1.095          1.159               --
                                                       2004      1.000          1.095               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.147          1.162               --
                                                       2006      1.046          1.147               --
                                                       2005      1.033          1.046               --
                                                       2004      1.000          1.033               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.318          1.417           13,294
                                                       2006      1.196          1.318               --
                                                       2005      1.166          1.196               --
                                                       2004      1.000          1.166               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.016          1.006               --
                                                       2006      0.998          1.016               --
                                                       2005      0.998          0.998               --
                                                       2004      1.000          0.998               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.105          1.101               --
                                                       2006      1.073          1.105               --
                                                       2005      1.071          1.073               --
                                                       2004      1.000          1.071               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.180          1.157               --
                                                       2006      1.088          1.180               --
                                                       2005      1.085          1.088               --
                                                       2004      1.000          1.085               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.021          1.047               --
                                                       2006      0.998          1.021               --
                                                       2005      0.994          0.998               --
                                                       2004      1.000          0.994               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.323          1.408               --
                                                       2006      1.199          1.323           13,265
                                                       2005      1.170          1.199           13,265
                                                       2004      1.000          1.170               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.241          1.299               --
                                                       2006      1.075          1.241               --
                                                       2005      1.057          1.075               --
                                                       2004      1.000          1.057               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.272          1.319               --
                                                       2006      1.110          1.272               --
                                                       2005      1.100          1.110               --
                                                       2004      1.000          1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.347          1.481               --
                                                       2006      1.228          1.347           44,386
                                                       2005      1.161          1.228           44,386
                                                       2004      1.000          1.161               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.375          1.438               --
                                                       2006      1.304          1.375               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.426          1.430               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.340          1.296               --
                                                       2006      1.263          1.340               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.541          1.493               --
                                                       2006      1.405          1.541               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.361          1.735               --
                                                       2006      1.334          1.361               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.267          1.117               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.085               --
                                                       2006      1.001          1.071               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049           56,066
                                                       2006      1.015          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.171          1.281               --
                                                       2006      1.191          1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.283          1.397               --
                                                       2006      1.299          1.283               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.705          1.782               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.390          1.462               --
                                                       2006      1.264          1.390               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           52,985
                                                       2006      1.003          1.214           52,985

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.071          1.129           44,737

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.283          1.317               --
                                                       2006      1.199          1.283               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.163          1.281               --
                                                       2006      1.110          1.163               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.162          1.211               --
                                                       2006      1.127          1.162               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970           32,436
                                                       2006      1.003          1.024            7,768

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.109          1.305               --
                                                       2006      1.142          1.109               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.041          1.079               --
                                                       2006      1.008          1.041               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.157          1.130               --
                                                       2006      1.131          1.157               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.156          1.174               --
                                                       2006      1.145          1.156               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.205          1.225               --
                                                       2006      1.180          1.205               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070               --
                                                       2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070               --
                                                       2006      1.002          1.054               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.208          1.230               --
                                                       2006      1.136          1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.048          1.067               --
                                                       2006      1.065          1.048           54,015
                                                       2005      1.068          1.065           54,415
                                                       2004      1.000          1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.061          1.128            6,765
                                                       2006      1.046          1.061           16,227
                                                       2005      1.045          1.046           16,638
                                                       2004      1.000          1.045               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.587          1.714               --
                                                       2006      1.271          1.587               --
                                                       2005      1.159          1.271               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.431          1.525               --
                                                       2006      1.248          1.431           17,538
                                                       2005      1.193          1.248           17,538
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.121          1.191               --
                                                       2005      1.055          1.121               --
                                                       2004      1.000          1.055               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.126          1.180               --
                                                       2005      1.102          1.126               --
                                                       2004      1.000          1.102               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.114          1.145               --
                                                       2005      1.049          1.114               --
                                                       2004      1.000          1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.007          1.073               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.028               --
                                                       2005      1.000          1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.076               --
                                                       2005      1.000          1.042               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      0.999          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.051               --
                                                       2005      1.007          1.033               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.020          1.008               --
                                                       2005      1.029          1.020               --
                                                       2004      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.231          1.304               --
                                                       2005      1.124          1.231               --
                                                       2004      1.000          1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.081          1.142               --
                                                       2005      1.074          1.081               --
                                                       2004      1.000          1.074               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.103          1.136               --
                                                       2005      1.096          1.103               --
                                                       2004      1.000          1.096               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.172          1.264               --
                                                       2005      1.127          1.172               --
                                                       2004      1.002          1.127               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.226          1.405               --
                                                       2005      1.145          1.226               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.133          1.199               --
                                                       2005      1.093          1.133               --
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.110               --
                                                       2005      1.000          1.058               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.119          1.127               --
                                                       2005      1.104          1.119               --
                                                       2004      1.000          1.104               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.095          1.140               --
                                                       2005      1.098          1.095               --
                                                       2004      1.000          1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.131          1.299               --
                                                       2005      1.031          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.263               --
                                                       2005      1.000          1.103               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.092          1.131               --
                                                       2005      1.037          1.092               --
                                                       2004      1.000          1.037               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.123          1.284               --
                                                       2006      1.117          1.123               --
                                                       2005      1.059          1.117               --
                                                       2004      1.000          1.059               --




         VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.35% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.104          1.152               --
                                                       2005      1.081          1.104            5,812
                                                       2004      1.000          1.081               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.187          1.152               --
                                                       2005      1.058          1.187               --
                                                       2004      1.000          1.058               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.459          1.637               84
                                                       2006      1.240          1.459               --
                                                       2005      1.113          1.240               --
                                                       2004      1.000          1.113               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.35% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.327          1.456           72,666
                                                       2006      1.232          1.327           76,378
                                                       2005      1.086          1.232           71,771
                                                       2004      1.000          1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.239          1.271           23,554
                                                       2006      1.101          1.239           25,969
                                                       2005      1.065          1.101           21,455
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.350          1.333               --
                                                       2005      1.169          1.350               --
                                                       2004      1.000          1.169               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.348          1.746               --
                                                       2005      1.288          1.348               --
                                                       2004      1.000          1.288               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.202          1.304               --
                                                       2005      1.117          1.202               --
                                                       2004      1.000          1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.204          1.339               --
                                                       2005      1.119          1.204           21,064
                                                       2004      1.000          1.119               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.378          1.581           29,644
                                                       2006      1.264          1.378           31,160
                                                       2005      1.107          1.264           30,537
                                                       2004      1.000          1.107               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.553          1.750           34,591
                                                       2006      1.415          1.553           36,876
                                                       2005      1.227          1.415           36,435
                                                       2004      1.000          1.227               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.208          1.224           56,581
                                                       2006      1.046          1.208           54,957
                                                       2005      1.027          1.046           51,848

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.35% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.179          1.281               --
                                                       2006      1.111          1.179               --
                                                       2005      1.085          1.111               --
                                                       2004      1.000          1.085               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.188          1.374               --
                                                       2005      1.100          1.188           28,733
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.965          2.471               --
                                                       2006      1.570          1.965               --
                                                       2005      1.262          1.570               --
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.476          1.664           40,586
                                                       2006      1.244          1.476           34,890
                                                       2005      1.156          1.244           35,770
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.191          1.417               --
                                                       2005      1.119          1.191           27,706
                                                       2004      1.000          1.119               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.368          1.627               --
                                                       2006      1.236          1.368               --
                                                       2005      1.130          1.236               --
                                                       2004      1.000          1.130               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.144          1.275               --
                                                       2005      1.126          1.144               --
                                                       2004      1.000          1.126               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.117          1.186               --
                                                       2006      1.066          1.117               --
                                                       2005      1.026          1.066               --
                                                       2004      1.000          1.026               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.35% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.236          1.225           66,915
                                                       2006      1.163          1.236           66,954
                                                       2005      1.066          1.163           66,988
                                                       2004      1.000          1.066               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.207          1.278           29,761
                                                       2006      1.076          1.207           29,771
                                                       2005      1.057          1.076           29,781
                                                       2004      1.000          1.057               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.177          1.174               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.133          1.166               --
                                                       2006      1.050          1.133               --
                                                       2005      1.031          1.050               --
                                                       2004      1.000          1.031               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.185          1.179           25,139
                                                       2006      1.068          1.185           24,315
                                                       2005      1.039          1.068           23,881
                                                       2004      1.000          1.039               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.141          1.186               --
                                                       2006      0.991          1.141               --
                                                       2005      1.016          0.991               --
                                                       2004      1.000          1.016               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.225          1.255               --
                                                       2006      1.089          1.225               --
                                                       2005      1.070          1.089               --
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.235          1.222            2,823
                                                       2006      1.083          1.235            2,826
                                                       2005      1.058          1.083            2,829
                                                       2004      1.000          1.058               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.249          1.280               --
                                                       2006      1.110          1.249               --
                                                       2005      1.067          1.110               --
                                                       2004      1.000          1.067               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.35% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.298          1.317            2,355
                                                       2006      1.123          1.298            2,361
                                                       2005      1.079          1.123            2,368
                                                       2004      1.000          1.079               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.040          1.069           29,303
                                                       2006      1.018          1.040           29,303
                                                       2005      0.990          1.018           29,303
                                                       2004      1.000          0.990               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.299          1.359               --
                                                       2006      1.158          1.299               --
                                                       2005      1.094          1.158               --
                                                       2004      1.000          1.094               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.146          1.160               --
                                                       2006      1.045          1.146               --
                                                       2005      1.033          1.045               --
                                                       2004      1.000          1.033               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.316          1.414            2,577
                                                       2006      1.195          1.316               --
                                                       2005      1.166          1.195               --
                                                       2004      1.000          1.166               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.015          1.004               --
                                                       2006      0.998          1.015               --
                                                       2005      0.998          0.998               --
                                                       2004      1.000          0.998               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.104          1.099               --
                                                       2006      1.072          1.104               --
                                                       2005      1.070          1.072               --
                                                       2004      1.000          1.070               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.178          1.155               --
                                                       2006      1.087          1.178               --
                                                       2005      1.085          1.087               --
                                                       2004      1.000          1.085               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.020          1.045               --
                                                       2006      0.998          1.020               --
                                                       2005      0.993          0.998               --
                                                       2004      1.000          0.993               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.35% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.321          1.406               --
                                                       2006      1.198          1.321            2,574
                                                       2005      1.169          1.198            2,577
                                                       2004      1.000          1.169               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.240          1.297               --
                                                       2006      1.074          1.240               --
                                                       2005      1.057          1.074               --
                                                       2004      1.000          1.057               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.270          1.317               --
                                                       2006      1.109          1.270           22,559
                                                       2005      1.100          1.109           23,084
                                                       2004      1.000          1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.345          1.479               --
                                                       2006      1.227          1.345               --
                                                       2005      1.161          1.227               --
                                                       2004      1.000          1.161               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.373          1.436               --
                                                       2006      1.303          1.373               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.424          1.428               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.338          1.295               --
                                                       2006      1.262          1.338               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.539          1.490               --
                                                       2006      1.404          1.539               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.359          1.732               --
                                                       2006      1.333          1.359               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.266          1.116               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.084           73,232
                                                       2006      1.001          1.070           48,374

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.048               --
                                                       2006      1.015          1.067               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.35% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.169          1.278               --
                                                       2006      1.190          1.169               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.282          1.395               --
                                                       2006      1.298          1.282               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.702          1.779               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.388          1.459            5,521
                                                       2006      1.262          1.388            5,528

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010               --
                                                       2006      1.003          1.214               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.070          1.127           28,220

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.282          1.314            6,674
                                                       2006      1.198          1.282            6,678

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.162          1.280               --
                                                       2006      1.110          1.162               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.161          1.209            5,602
                                                       2006      1.126          1.161            5,609

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970           30,477
                                                       2006      1.003          1.024           27,921

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.108          1.303               --
                                                       2006      1.141          1.108               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.040          1.078               --
                                                       2006      1.007          1.040               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.156          1.128               --
                                                       2006      1.130          1.156               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.154          1.172               --
                                                       2006      1.144          1.154               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.203          1.223               --
                                                       2006      1.179          1.203               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064            3,247
                                                       2006      1.002          1.055            3,251

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.35% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070               --
                                                       2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069               --
                                                       2006      1.002          1.049               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069          187,017
                                                       2006      1.002          1.054          166,860

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.207          1.228            6,928
                                                       2006      1.135          1.207            6,933

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.046          1.085           35,794
                                                       2006      0.996          1.046           35,886

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134               --
                                                       2006      0.998          1.063               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.047          1.065               --
                                                       2006      1.064          1.047           26,516
                                                       2005      1.067          1.064           24,352
                                                       2004      1.000          1.067               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.060          1.126           13,245
                                                       2006      1.045          1.060           13,256
                                                       2005      1.044          1.045            8,321
                                                       2004      1.000          1.044               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.585          1.712               --
                                                       2006      1.270          1.585               --
                                                       2005      1.159          1.270               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.429          1.522               --
                                                       2006      1.247          1.429               --
                                                       2005      1.193          1.247               --
                                                       2004      1.000          1.193               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.35% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.120          1.190               --
                                                       2005      1.055          1.120               --
                                                       2004      1.000          1.055               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.125          1.179               --
                                                       2005      1.102          1.125               --
                                                       2004      1.000          1.102               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.113          1.144               --
                                                       2005      1.048          1.113               --
                                                       2004      1.000          1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.007          1.073            2,865

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.027               --
                                                       2005      1.000          1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.041          1.076               --
                                                       2005      1.000          1.041               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      0.999          1.060          121,235

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.050               --
                                                       2005      1.007          1.033               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.019          1.007               --
                                                       2005      1.029          1.019               --
                                                       2004      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.230          1.303               --
                                                       2005      1.124          1.230               --
                                                       2004      1.000          1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.081          1.141               --
                                                       2005      1.073          1.081               --
                                                       2004      1.000          1.073               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.102          1.135               --
                                                       2005      1.096          1.102            2,345
                                                       2004      1.000          1.096               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.35% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.171          1.262               --
                                                       2005      1.126          1.171            5,537
                                                       2004      1.002          1.126               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.225          1.404               --
                                                       2005      1.145          1.225               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.132          1.198               --
                                                       2005      1.093          1.132            2,284
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.057          1.110               --
                                                       2005      1.000          1.057               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.118          1.126               --
                                                       2005      1.104          1.118            5,618
                                                       2004      1.000          1.104               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.094          1.139               --
                                                       2005      1.098          1.094               --
                                                       2004      1.000          1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.130          1.298               --
                                                       2005      1.031          1.130               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.262               --
                                                       2005      1.000          1.103               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.091          1.130               --
                                                       2005      1.036          1.091               --
                                                       2004      1.000          1.036               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.122          1.281               --
                                                       2006      1.116          1.122               --
                                                       2005      1.059          1.116               --
                                                       2004      1.000          1.059               --

         VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.40% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.240          1.293               --
                                                       2005      1.215          1.240               --
                                                       2004      1.119          1.215               --
                                                       2003      1.000          1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.295          1.256               --
                                                       2005      1.155          1.295               --
                                                       2004      1.092          1.155               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.721          1.929           79,418
                                                       2006      1.464          1.721           93,725
                                                       2005      1.314          1.464           91,963
                                                       2004      1.186          1.314           52,116
                                                       2003      1.000          1.186               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.539          1.687          562,278
                                                       2006      1.430          1.539          589,643
                                                       2005      1.260          1.430          554,662
                                                       2004      1.148          1.260          164,709
                                                       2003      1.000          1.148            2,817

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.434          1.471          554,228
                                                       2006      1.275          1.434          556,253
                                                       2005      1.234          1.275          519,131
                                                       2004      1.145          1.234          124,146
                                                       2003      1.000          1.145            2,846

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.540          1.519               --
                                                       2005      1.334          1.540               --
                                                       2004      1.143          1.334               --
                                                       2003      1.000          1.143               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.532          1.984               --
                                                       2005      1.464          1.532               --
                                                       2004      1.142          1.464               --
                                                       2003      1.000          1.142               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.40% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.287          1.396               --
                                                       2005      1.197          1.287           14,632
                                                       2004      1.073          1.197               --
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.284          1.428               --
                                                       2005      1.195          1.284            3,203
                                                       2004      1.066          1.195               --
                                                       2003      1.000          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.595          1.829           48,802
                                                       2006      1.464          1.595           28,261
                                                       2005      1.283          1.464           20,121
                                                       2004      1.139          1.283           13,377
                                                       2003      1.000          1.139            2,423

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.841          2.073           97,218
                                                       2006      1.678          1.841          106,833
                                                       2005      1.456          1.678          114,715
                                                       2004      1.196          1.456           68,712
                                                       2003      1.000          1.196              555

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.207          1.223           59,769
                                                       2006      1.046          1.207               --
                                                       2005      1.027          1.046               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.407          1.528           18,763
                                                       2006      1.326          1.407           19,219
                                                       2005      1.296          1.326           19,622
                                                       2004      1.191          1.296           80,618
                                                       2003      1.000          1.191            1,971

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.325          1.531               --
                                                       2005      1.227          1.325           13,501
                                                       2004      1.116          1.227           10,514
                                                       2003      1.000          1.116            1,934

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.40% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.389          3.004           23,952
                                                       2006      1.911          2.389           15,320
                                                       2005      1.536          1.911           15,091
                                                       2004      1.261          1.536           13,883
                                                       2003      1.000          1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.733          1.953          256,175
                                                       2006      1.461          1.733          259,149
                                                       2005      1.359          1.461          260,951
                                                       2004      1.174          1.359          160,129
                                                       2003      1.000          1.174              684

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.396          1.661               --
                                                       2005      1.314          1.396            3,139
                                                       2004      1.160          1.314               --
                                                       2003      1.000          1.160               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.623          1.929           35,527
                                                       2006      1.467          1.623           15,520
                                                       2005      1.341          1.467           16,050
                                                       2004      1.140          1.341           16,559
                                                       2003      1.000          1.140               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.334          1.487               --
                                                       2005      1.314          1.334           36,825
                                                       2004      1.172          1.314           13,437
                                                       2003      1.000          1.172               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.256          1.334               --
                                                       2006      1.199          1.256               --
                                                       2005      1.155          1.199               --
                                                       2004      1.150          1.155               --
                                                       2003      1.000          1.150               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.410          1.397           33,911
                                                       2006      1.327          1.410           33,932
                                                       2005      1.218          1.327           33,956
                                                       2004      1.134          1.218           33,975
                                                       2003      1.000          1.134               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.40% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.355          1.434           15,863
                                                       2006      1.209          1.355           15,869
                                                       2005      1.188          1.209           15,875
                                                       2004      1.118          1.188           15,882
                                                       2003      1.000          1.118               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.330          1.326               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.224          1.259          522,614
                                                       2006      1.135          1.224          538,996
                                                       2005      1.115          1.135          544,051
                                                       2004      1.088          1.115          397,146
                                                       2003      1.000          1.088           16,637

  LMPVET Capital Subaccount (10/02)..................  2007      1.338          1.330          532,314
                                                       2006      1.206          1.338          693,258
                                                       2005      1.174          1.206          709,894
                                                       2004      1.127          1.174          551,949
                                                       2003      1.000          1.127            3,351

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.246          1.294           39,986
                                                       2006      1.082          1.246           52,914
                                                       2005      1.110          1.082           71,552
                                                       2004      1.100          1.110           67,650
                                                       2003      1.000          1.100               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.389          1.423           10,015
                                                       2006      1.236          1.389           11,026
                                                       2005      1.214          1.236           12,124
                                                       2004      1.128          1.214           13,285
                                                       2003      1.000          1.128            2,516

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.439          1.422           20,532
                                                       2006      1.262          1.439            3,485
                                                       2005      1.233          1.262            3,499
                                                       2004      1.167          1.233            3,514
                                                       2003      1.000          1.167               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.434          1.469          234,617
                                                       2006      1.275          1.434          238,540
                                                       2005      1.226          1.275          247,043
                                                       2004      1.139          1.226          165,956
                                                       2003      1.000          1.139            1,142

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.40% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.482          1.504               --
                                                       2006      1.284          1.482               --
                                                       2005      1.234          1.284               --
                                                       2004      1.146          1.234               --
                                                       2003      1.000          1.146               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.200          1.233           22,116
                                                       2006      1.175          1.200           22,128
                                                       2005      1.144          1.175           22,142
                                                       2004      1.167          1.144           22,157
                                                       2003      1.000          1.167               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.478          1.546           12,711
                                                       2006      1.319          1.478            5,408
                                                       2005      1.247          1.319            5,414
                                                       2004      1.157          1.247            5,419
                                                       2003      1.000          1.157               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.295          1.310               --
                                                       2006      1.181          1.295               --
                                                       2005      1.168          1.181               --
                                                       2004      1.121          1.168               --
                                                       2003      1.000          1.121               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.565          1.681            6,665
                                                       2006      1.421          1.565            3,631
                                                       2005      1.388          1.421            3,641
                                                       2004      1.235          1.388            3,170
                                                       2003      1.000          1.235              321

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.000          0.989          159,682
                                                       2006      0.983          1.000          185,888
                                                       2005      0.984          0.983          244,644
                                                       2004      0.996          0.984          224,435
                                                       2003      1.000          0.996           24,623

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.134          1.129               --
                                                       2006      1.102          1.134            4,948
                                                       2005      1.100          1.102            4,948
                                                       2004      1.056          1.100            4,996
                                                       2003      1.000          1.056               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.40% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.287          1.261           54,623
                                                       2006      1.188          1.287           60,831
                                                       2005      1.186          1.188           62,653
                                                       2004      1.100          1.186           49,104
                                                       2003      1.000          1.100               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.003          1.027           17,012
                                                       2006      0.981          1.003           32,121
                                                       2005      0.978          0.981           34,969
                                                       2004      0.993          0.978           25,772
                                                       2003      1.000          0.993           10,608

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.571          1.672               --
                                                       2006      1.425          1.571            3,038
                                                       2005      1.392          1.425            3,041
                                                       2004      1.233          1.392            3,043
                                                       2003      1.000          1.233               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.447          1.515               --
                                                       2006      1.255          1.447           24,905
                                                       2005      1.236          1.255           24,185
                                                       2004      1.168          1.236           23,385
                                                       2003      1.000          1.168               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.446          1.499               --
                                                       2006      1.263          1.446           79,503
                                                       2005      1.253          1.263           63,114
                                                       2004      1.139          1.253           47,265
                                                       2003      1.000          1.139               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.619          1.779               --
                                                       2006      1.477          1.619           53,237
                                                       2005      1.398          1.477           54,011
                                                       2004      1.154          1.398           27,876
                                                       2003      1.000          1.154               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.502          1.571               --
                                                       2006      1.426          1.502               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.558          1.561               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.40% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.337          1.293           16,248
                                                       2006      1.261          1.337            6,791

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.756          1.699            2,184
                                                       2006      1.602          1.756            2,187

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.549          1.973               --
                                                       2006      1.519          1.549               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.265          1.114               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.083          109,955
                                                       2006      1.001          1.070           18,226

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.066          1.047           67,737
                                                       2006      1.015          1.066               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.308          1.429               --
                                                       2006      1.331          1.308               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.281          1.393            2,447
                                                       2006      1.298          1.281            1,367

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.962          2.049               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.373          1.442           88,716
                                                       2006      1.249          1.373           73,029

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.009            4,062
                                                       2006      1.003          1.214               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.112          1.171           39,775

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.430          1.466               --
                                                       2006      1.337          1.430               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.161          1.279               --
                                                       2006      1.109          1.161               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.226          1.276           58,379
                                                       2006      1.190          1.226           53,997

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.969          105,328
                                                       2006      1.003          1.023           59,677

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.40% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.298          1.526            1,069
                                                       2006      1.337          1.298            1,070

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.042          1.079          298,375
                                                       2006      1.009          1.042          441,244

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.274          1.242               --
                                                       2006      1.246          1.274               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.283          1.302            6,716
                                                       2006      1.273          1.283            7,394

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.323          1.345            3,164
                                                       2006      1.297          1.323            8,116

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.063               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.069               --
                                                       2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.068               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.068               --
                                                       2006      1.002          1.049               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.068               --
                                                       2006      1.002          1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.290          1.312           18,557
                                                       2006      1.213          1.290           29,906

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.045          1.085           15,768
                                                       2006      0.996          1.045           25,278

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.133               --
                                                       2006      0.998          1.063               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.088          1.107               --
                                                       2006      1.107          1.088           39,778
                                                       2005      1.111          1.107           39,782
                                                       2004      1.044          1.111           33,732
                                                       2003      1.000          1.044               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.40% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.062          1.128          238,338
                                                       2006      1.048          1.062          228,803
                                                       2005      1.048          1.048          228,251
                                                       2004      1.023          1.048          173,655
                                                       2003      1.000          1.023               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.827          1.973               --
                                                       2006      1.465          1.827               --
                                                       2005      1.337          1.465               --
                                                       2004      1.179          1.337               --
                                                       2003      1.000          1.179               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.821          1.939               --
                                                       2006      1.590          1.821           28,019
                                                       2005      1.521          1.590           29,002
                                                       2004      1.235          1.521           21,691
                                                       2003      1.000          1.235               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.253          1.331               --
                                                       2005      1.180          1.253               --
                                                       2004      1.135          1.180               --
                                                       2003      1.000          1.135               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.238          1.297               --
                                                       2005      1.213          1.238            8,446
                                                       2004      1.131          1.213            6,516
                                                       2003      1.000          1.131              788

  Travelers Large Cap Subaccount (11/99).............  2006      1.238          1.273               --
                                                       2005      1.167          1.238            8,131
                                                       2004      1.122          1.167            8,909
                                                       2003      1.000          1.122            1,676

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.072          1.137               --
                                                       2005      1.007          1.072               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.025          1.026               --
                                                       2005      1.000          1.025               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.041          1.076               --
                                                       2005      1.000          1.041               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.40% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.102               --
                                                       2005      0.999          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.032          1.050               --
                                                       2005      1.007          1.032               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.021          1.009               --
                                                       2005      1.032          1.021          426,825
                                                       2004      1.028          1.032          209,995
                                                       2003      1.000          1.028           17,126

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.347          1.426               --
                                                       2005      1.231          1.347               --
                                                       2004      1.088          1.231               --
                                                       2003      1.000          1.088               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.267          1.337               --
                                                       2005      1.259          1.267            1,071
                                                       2004      1.130          1.259               --
                                                       2003      1.000          1.130               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.178          1.213               --
                                                       2005      1.172          1.178           30,673
                                                       2004      1.077          1.172           16,504
                                                       2003      1.000          1.077            1,754

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.159          1.249               --
                                                       2005      1.115          1.159           73,029
                                                       2004      0.992          1.115               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.398          1.602               --
                                                       2005      1.308          1.398            2,190
                                                       2004      1.157          1.308           65,725
                                                       2003      1.000          1.157               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.264          1.337               --
                                                       2005      1.221          1.264               --
                                                       2004      1.126          1.221               --
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.057          1.109               --
                                                       2005      1.000          1.057               --

                               VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT
                                       CHARGES 2.40% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.181          1.190               --
                                                       2005      1.167          1.181           53,012
                                                       2004      1.078          1.167            2,480
                                                       2003      1.000          1.078               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.196          1.244               --
                                                       2005      1.200          1.196               --
                                                       2004      1.115          1.200               --
                                                       2003      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.130          1.298               --
                                                       2005      1.031          1.130              518

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.261               --
                                                       2005      1.000          1.103            2,824

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.203          1.246               --
                                                       2005      1.143          1.203               --
                                                       2004      1.127          1.143               --
                                                       2003      1.000          1.127               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.232          1.407            2,063
                                                       2006      1.227          1.232            2,065
                                                       2005      1.164          1.227            2,069
                                                       2004      1.114          1.164            1,700
                                                       2003      1.000          1.114              238




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

           CONDENSED FINANCIAL INFORMATION -- PORTFOLIO ARCHITECT XTRA

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

         PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 1.60% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.080          1.156               --
                                                       2006      1.000          1.080           21,186

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.808          0.849               --
                                                       2005      0.777          0.808           26,568
                                                       2004      0.747          0.777           26,582
                                                       2003      0.607          0.747           47,692
                                                       2002      0.884          0.607           66,257
                                                       2001      1.000          0.884           38,368

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.749          0.733               --
                                                       2005      0.663          0.749          587,791
                                                       2004      0.622          0.663          435,517
                                                       2003      0.512          0.622          526,492
                                                       2002      0.752          0.512          553,711
                                                       2001      1.000          0.752          472,388

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.651          155,396
                                                       2006      1.233          1.461          378,365
                                                       2005      1.098          1.233          362,506
                                                       2004      0.983          1.098          259,242
                                                       2003      0.738          0.983          186,566
                                                       2002      0.879          0.738          225,675
                                                       2001      0.996          0.879           39,649

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.351          1.493          655,341
                                                       2006      1.245          1.351          832,088
                                                       2005      1.089          1.245          817,588
                                                       2004      0.984          1.089          822,055
                                                       2003      0.731          0.984          716,651
                                                       2002      0.983          0.731          665,207
                                                       2001      1.091          0.983          507,376

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.489          1.539          413,323
                                                       2006      1.314          1.489          506,326
                                                       2005      1.261          1.314          593,898
                                                       2004      1.161          1.261          692,311
                                                       2003      0.891          1.161          677,603
                                                       2002      1.109          0.891          637,610
                                                       2001      1.124          1.109          176,771

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.670          0.663               --
                                                       2005      0.576          0.670           61,171
                                                       2004      0.490          0.576            5,194
                                                       2003      0.398          0.490            5,201
                                                       2002      0.540          0.398           73,462
                                                       2001      1.000          0.540           63,779

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      1.645          1.723               --
                                                       2006      1.261          1.645           73,896
                                                       2005      1.002          1.261           44,890
                                                       2004      0.815          1.002            5,059
                                                       2003      0.579          0.815            5,064
                                                       2002      0.666          0.579            5,070
                                                       2001      1.000          0.666               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.325          3.034               --
                                                       2005      2.204          2.325           68,548
                                                       2004      1.704          2.204           68,141
                                                       2003      1.292          1.704           62,491
                                                       2002      1.256          1.292           39,432
                                                       2001      1.000          1.256            6,450

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.038          1.094           22,570
                                                       2006      0.905          1.038           24,735
                                                       2005      0.881          0.905           25,634
                                                       2004      0.852          0.881           26,540
                                                       2003      0.715          0.852           27,168
                                                       2002      0.872          0.715           27,763
                                                       2001      1.000          0.872            2,817

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.146          1.003           14,180
                                                       2006      1.122          1.146           27,509
                                                       2005      1.078          1.122           26,301
                                                       2004      0.984          1.078           25,016
                                                       2003      0.759          0.984           23,617
                                                       2002      0.954          0.759           21,685
                                                       2001      1.000          0.954            1,380

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.424               --
                                                       2005      1.207          1.309               --
                                                       2004      1.074          1.207               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.306          1.456               --
                                                       2005      1.205          1.306           19,564
                                                       2004      1.067          1.205           14,089
                                                       2003      1.000          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.273          1.470          161,778
                                                       2006      1.161          1.273          203,675
                                                       2005      1.011          1.161          214,332
                                                       2004      0.892          1.011          289,477
                                                       2003      0.707          0.892          235,695
                                                       2002      0.795          0.707          184,568
                                                       2001      1.000          0.795           21,463

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.249          1.312               --
                                                       2006      1.115          1.249               --
                                                       2005      0.939          1.115               --
                                                       2004      0.942          0.939               --
                                                       2003      0.766          0.942           16,123
                                                       2002      0.842          0.766           16,801
                                                       2001      1.000          0.842               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.950          2.213           48,181
                                                       2006      1.763          1.950           38,034
                                                       2005      1.518          1.763           41,237
                                                       2004      1.237          1.518           44,749
                                                       2003      0.909          1.237           53,053
                                                       2002      1.027          0.909           16,792
                                                       2001      1.000          1.027               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.253          1.460               --
                                                       2005      1.152          1.253           84,767
                                                       2004      1.039          1.152           61,625
                                                       2003      0.844          1.039           80,317
                                                       2002      1.000          0.844           63,760

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.806          3.556            4,300
                                                       2006      2.226          2.806            6,366
                                                       2005      1.775          2.226               --
                                                       2004      1.446          1.775               --
                                                       2003      1.000          1.446               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.392          1.582          571,459
                                                       2006      1.165          1.392          629,814
                                                       2005      1.074          1.165          643,897
                                                       2004      0.921          1.074          490,264
                                                       2003      0.708          0.921          362,736
                                                       2002      0.883          0.708          363,371
                                                       2001      1.031          0.883          372,306

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.258          1.508               --
                                                       2005      1.174          1.258           22,978
                                                       2004      1.028          1.174               --
                                                       2003      0.791          1.028               --
                                                       2002      1.000          0.791               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.065          1.089               --
                                                       2005      1.068          1.065               --
                                                       2004      0.998          1.068               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.056          1.091               --
                                                       2005      0.997          1.056           45,236
                                                       2004      0.935          0.997           45,244
                                                       2003      0.836          0.935           61,559
                                                       2002      0.910          0.836           82,622
                                                       2001      1.000          0.910           37,431

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.041          1.247           13,455
                                                       2006      0.995          1.041           13,455
                                                       2005      0.900          0.995           27,169
                                                       2004      0.801          0.900           27,169
                                                       2003      0.645          0.801           27,169
                                                       2002      0.930          0.645           25,111
                                                       2001      1.000          0.930           17,231

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      0.400          0.480           33,528
                                                       2006      0.377          0.400           33,528
                                                       2005      0.344          0.377           33,528
                                                       2004      0.347          0.344          103,432
                                                       2003      0.241          0.347          103,432
                                                       2002      0.414          0.241           33,528
                                                       2001      1.000          0.414           33,528

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.671          0.722           30,982
                                                       2006      0.578          0.671           54,146
                                                       2005      0.557          0.578           53,652
                                                       2004      0.541          0.557           53,290
                                                       2003      0.444          0.541           56,129
                                                       2002      0.608          0.444           51,596
                                                       2001      1.000          0.608           43,088

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.544          1.733               --
                                                       2005      1.508          1.544            3,347
                                                       2004      1.334          1.508           65,979
                                                       2003      1.000          1.334           62,628

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.509          1.455          373,650

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.234          1.277           52,880

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      0.994          1.026           49,310
                                                       2006      0.877          0.994           69,147
                                                       2005      0.855          0.877           67,852
                                                       2004      0.788          0.855          135,502
                                                       2003      0.627          0.788          143,048
                                                       2002      0.820          0.627           50,016
                                                       2001      1.000          0.820           18,820

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.612          1.544          469,731

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.421          1.453          192,644
                                                       2006      1.221          1.421          228,253
                                                       2005      1.165          1.221          227,875
                                                       2004      1.072          1.165          243,422
                                                       2003      0.823          1.072          295,422
                                                       2002      1.087          0.823          166,026
                                                       2001      1.000          1.087          118,438

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.009          1.010          132,422

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.559          1.688           14,594
                                                       2006      1.405          1.559           14,568
                                                       2005      1.361          1.405           15,629
                                                       2004      1.201          1.361           15,192
                                                       2003      0.820          1.201           13,436
                                                       2002      1.276          0.820           28,961
                                                       2001      1.000          1.276           15,650

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.178          1.285               --
                                                       2006      1.111          1.178               --
                                                       2005      1.082          1.111               --
                                                       2004      1.000          1.082               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.026          1.024           55,141
                                                       2006      1.002          1.026           59,269
                                                       2005      0.994          1.002           59,269
                                                       2004      0.999          0.994               --
                                                       2003      1.000          0.999               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.546          1.622               --
                                                       2006      1.330          1.546          389,440
                                                       2005      1.299          1.330          318,767
                                                       2004      1.219          1.299          364,905
                                                       2003      0.891          1.219          390,414
                                                       2002      1.208          0.891          338,073
                                                       2001      1.000          1.208          267,374

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.194          1.244               --
                                                       2006      1.164          1.194               --
                                                       2005      1.124          1.164               --
                                                       2004      1.137          1.124               --
                                                       2003      0.799          1.137               --
                                                       2002      1.000          0.799               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.324          1.371               --
                                                       2006      1.211          1.324               --
                                                       2005      1.120          1.211               --
                                                       2004      1.043          1.120           25,323
                                                       2003      0.757          1.043           25,323
                                                       2002      1.000          0.757               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.232          1.287               --
                                                       2006      1.114          1.232               --
                                                       2005      1.092          1.114               --
                                                       2004      1.024          1.092               --
                                                       2003      0.799          1.024               --
                                                       2002      1.000          0.799               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.616          1.679               --
                                                       2006      1.400          1.616               --
                                                       2005      1.378          1.400               --
                                                       2004      1.243          1.378               --
                                                       2003      1.000          1.243               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.807          1.991               --
                                                       2006      1.636          1.807           51,049
                                                       2005      1.536          1.636           64,733
                                                       2004      1.258          1.536           50,181
                                                       2003      1.000          1.258           44,319

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.100          1.135               --
                                                       2005      1.077          1.100               --
                                                       2004      1.009          1.077               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.448          1.512           57,490
                                                       2006      1.521          1.448           57,060

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.365          1.381          160,168
                                                       2006      1.295          1.365          237,059

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2007      1.368          1.383           47,377
                                                       2006      1.298          1.368           49,599

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.002          1.051               --
                                                       2006      0.947          1.002           35,730

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.042          1.050           35,490

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.355          1.321            5,535
                                                       2006      1.271          1.355               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.154          1.126            1,296
                                                       2006      1.048          1.154               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.680          0.872          165,196
                                                       2006      0.663          0.680           64,705

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.284          1.138            1,213

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.200          1.256               --
                                                       2006      1.135          1.200               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.317          1.385           76,626
                                                       2006      1.257          1.317          129,061

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.078          1.103           22,649
                                                       2006      1.001          1.078           22,662

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.072          1.061           18,144
                                                       2006      1.015          1.072               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.971          1.069               --
                                                       2006      0.982          0.971               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.298          1.423               --
                                                       2006      1.307          1.298               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.712          2.158           21,552

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.500          1.575           40,893

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.402          1.485           10,677
                                                       2006      1.269          1.402               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.220          1.023           68,018
                                                       2006      1.003          1.220          201,566

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.144          1.211           79,484

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.582          1.634               --
                                                       2006      1.471          1.582               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.177          1.299               --
                                                       2006      1.118          1.177               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.455          1.526           30,308
                                                       2006      1.404          1.455           54,184

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.029          0.982           41,406
                                                       2006      1.003          1.029           33,372

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.588          0.697          133,836
                                                       2006      0.603          0.588          166,896

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.270          1.328           88,697
                                                       2006      1.222          1.270           20,155

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.188          1.228           90,839
                                                       2006      1.162          1.188           89,985

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      0.776          0.735           51,129

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.844          0.863          187,810
                                                       2006      0.832          0.844          214,405

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.364          1.397          126,317
                                                       2006      1.330          1.364          177,571

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.077               --
                                                       2006      1.002          1.060               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.043          1.083               --
                                                       2006      1.001          1.043               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.082          235,067
                                                       2006      1.002          1.049               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.083           67,813
                                                       2006      1.002          1.054           67,850

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.083               --
                                                       2006      1.002          1.059               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.489          1.527          346,080
                                                       2006      1.393          1.489          370,563

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.051          1.099           29,177
                                                       2006      0.996          1.051           30,350

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.148          362,118
                                                       2006      0.998          1.069          407,590

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.157          1.201               --
                                                       2006      1.089          1.157               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)........................  2007      1.077          1.107          193,092
                                                       2006      1.040          1.077           28,536

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.151          1.162               --
                                                       2005      1.137          1.151          263,728
                                                       2004      1.144          1.137          358,163
                                                       2003      1.153          1.144          403,387
                                                       2002      1.156          1.153          489,209
                                                       2001      1.000          1.156          409,277

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.116          1.179               --
                                                       2005      1.072          1.116               --
                                                       2004      1.037          1.072               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.117          1.139               --
                                                       2006      1.127          1.117            9,383
                                                       2005      1.122          1.127          101,465
                                                       2004      1.046          1.122            9,383
                                                       2003      1.000          1.046               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.241          1.328          256,667
                                                       2006      1.214          1.241          284,670
                                                       2005      1.204          1.214          350,967
                                                       2004      1.167          1.204          655,940
                                                       2003      1.129          1.167          668,500
                                                       2002      1.051          1.129          428,795
                                                       2001      1.000          1.051          133,797

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.885          0.961           11,352
                                                       2006      0.810          0.885           11,362
                                                       2005      0.767          0.810           11,374
                                                       2004      0.724          0.767           11,387
                                                       2003      0.558          0.724           34,347
                                                       2002      0.805          0.558           35,744
                                                       2001      1.000          0.805           20,652

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.393          1.508               --
                                                       2006      1.108          1.393          114,334
                                                       2005      1.003          1.108           13,188
                                                       2004      0.877          1.003           13,200
                                                       2003      0.694          0.877           12,398
                                                       2002      0.856          0.694           12,408
                                                       2001      1.000          0.856           12,419

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.945          2.077               --
                                                       2006      1.685          1.945           92,301
                                                       2005      1.599          1.685          120,081
                                                       2004      1.288          1.599           62,695
                                                       2003      0.874          1.288           65,416
                                                       2002      1.087          0.874           99,145
                                                       2001      1.000          1.087           19,095

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.923          0.982               --
                                                       2005      0.862          0.923               --
                                                       2004      0.823          0.862               --
                                                       2003      0.646          0.823           19,478
                                                       2002      0.863          0.646               --
                                                       2001      1.000          0.863               --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.179          1.257               --
                                                       2005      1.194          1.179          133,806
                                                       2004      1.141          1.194          197,549
                                                       2003      0.919          1.141          186,438
                                                       2002      1.003          0.919          123,805
                                                       2001      1.000          1.003           57,457

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.393          1.521               --
                                                       2005      1.259          1.393           58,517
                                                       2004      1.098          1.259           58,496
                                                       2003      0.834          1.098           55,894
                                                       2002      0.990          0.834           92,994
                                                       2001      1.000          0.990           30,415

  Travelers Equity Income Subaccount (11/99).........  2006      1.266          1.330               --
                                                       2005      1.231          1.266          206,627
                                                       2004      1.138          1.231          220,797
                                                       2003      0.882          1.138          263,231
                                                       2002      1.041          0.882          179,228
                                                       2001      1.000          1.041          147,790

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.266          1.298               --
                                                       2005      1.254          1.266          172,196
                                                       2004      1.154          1.254          136,921
                                                       2003      0.958          1.154          148,818
                                                       2002      0.939          0.958           32,221
                                                       2001      1.000          0.939           31,439

  Travelers Federated Stock Subaccount (5/00)........  2006      1.177          1.219               --
                                                       2005      1.136          1.177            1,155
                                                       2004      1.044          1.136            1,159
                                                       2003      0.831          1.044           10,046
                                                       2002      1.047          0.831            9,762
                                                       2001      1.000          1.047            1,279

  Travelers Large Cap Subaccount (11/99).............  2006      0.808          0.832               --
                                                       2005      0.755          0.808          172,921
                                                       2004      0.720          0.755          180,057
                                                       2003      0.587          0.720          179,411
                                                       2002      0.773          0.587          177,655
                                                       2001      1.000          0.773          129,126

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145               --
                                                       2005      1.007          1.077               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.031          1.035               --
                                                       2005      1.000          1.031               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083               --
                                                       2005      1.000          1.046               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111               --
                                                       2005      0.999          1.065               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.058               --
                                                       2005      1.008          1.037               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.891          0.947               --
                                                       2005      0.808          0.891           18,532
                                                       2004      0.709          0.808           19,382
                                                       2003      0.594          0.709           19,501
                                                       2002      0.807          0.594           18,731
                                                       2001      1.000          0.807           60,196

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.569          0.603               --
                                                       2005      0.561          0.569          164,440
                                                       2004      0.500          0.561           43,464
                                                       2003      0.371          0.500           39,281
                                                       2002      0.736          0.371           34,171
                                                       2001      1.000          0.736           29,507

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.350          1.393               --
                                                       2005      1.332          1.350          503,733
                                                       2004      1.214          1.332          536,015
                                                       2003      1.059          1.214          539,413
                                                       2002      1.136          1.059          498,176
                                                       2001      1.000          1.136          418,483

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.174          1.269               --
                                                       2005      1.121          1.174               --
                                                       2004      0.994          1.121               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.912          1.048               --
                                                       2005      0.846          0.912           23,507
                                                       2004      0.743          0.846           23,976
                                                       2003      0.587          0.743           24,841
                                                       2002      0.685          0.587           25,850
                                                       2001      1.000          0.685           25,867

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.386          1.471               --
                                                       2005      1.329          1.386               --
                                                       2004      1.215          1.329               --
                                                       2003      1.000          1.215               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.118               --
                                                       2005      1.000          1.062               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.390          1.404               --
                                                       2005      1.363          1.390           72,521
                                                       2004      1.248          1.363           15,251
                                                       2003      1.061          1.248           25,250
                                                       2002      1.018          1.061           27,197
                                                       2001      1.000          1.018            8,403

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.234          1.222               --
                                                       2005      1.233          1.234           24,490
                                                       2004      1.213          1.233           48,503
                                                       2003      1.152          1.213           69,321
                                                       2002      1.107          1.152           54,866
                                                       2001      1.000          1.107           97,909

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.734          0.766               --
                                                       2005      0.731          0.734           58,711
                                                       2004      0.674          0.731           95,314
                                                       2003      0.517          0.674          219,977
                                                       2002      0.790          0.517          213,950
                                                       2001      1.000          0.790          300,275

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.136          1.307               --
                                                       2005      1.032          1.136               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271               --
                                                       2005      1.000          1.108               --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.079          1.040               --
                                                       2005      1.051          1.079               --
                                                       2004      0.990          1.051               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.259          1.210            4,960
                                                       2006      1.102          1.259            6,114
                                                       2005      1.076          1.102            7,430
                                                       2004      0.931          1.076            8,855
                                                       2003      0.723          0.931           27,498
                                                       2002      0.912          0.723           26,178
                                                       2001      1.000          0.912               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      0.886          0.980               --
                                                       2006      0.843          0.886               --
                                                       2005      0.794          0.843               --
                                                       2004      0.777          0.794               --
                                                       2003      0.628          0.777               --
                                                       2002      0.907          0.628               --
                                                       2001      1.000          0.907               --




         PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 1.60% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.080          1.156                 --
                                                       2006      1.000          1.080            317,819

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.808          0.849                 --
                                                       2005      0.777          0.808            612,796
                                                       2004      0.747          0.777            622,723
                                                       2003      0.607          0.747            669,878
                                                       2002      0.884          0.607            647,408
                                                       2001      1.000          0.884            672,046

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.747          0.730                 --
                                                       2005      0.661          0.747         14,626,122
                                                       2004      0.620          0.661         17,458,468
                                                       2003      0.511          0.620         20,231,448
                                                       2002      0.750          0.511         23,790,186
                                                       2001      0.923          0.750         29,036,887
                                                       2000      1.127          0.923         28,034,507

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.457          1.647         19,183,765
                                                       2006      1.229          1.457         19,776,634
                                                       2005      1.095          1.229         19,285,993
                                                       2004      0.980          1.095         19,534,649
                                                       2003      0.736          0.980         19,281,519
                                                       2002      0.877          0.736         18,146,401
                                                       2001      1.039          0.877         18,176,320
                                                       2000      1.301          1.039         17,191,023
                                                       1999      1.000          1.301          1,335,904

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.347          1.489         30,203,794
                                                       2006      1.242          1.347         33,918,597
                                                       2005      1.086          1.242         36,160,240
                                                       2004      0.981          1.086         37,953,580
                                                       2003      0.728          0.981         39,131,474
                                                       2002      0.980          0.728         37,722,692
                                                       2001      1.217          0.980         38,023,813
                                                       2000      1.183          1.217         27,954,276
                                                       1999      1.000          1.183          4,513,981

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.485          1.535         26,356,379
                                                       2006      1.310          1.485         29,002,433
                                                       2005      1.258          1.310         30,202,180
                                                       2004      1.158          1.258         31,453,754
                                                       2003      0.888          1.158         31,844,180
                                                       2002      1.105          0.888         29,371,372
                                                       2001      1.095          1.105         27,111,322
                                                       2000      1.031          1.095         18,696,964
                                                       1999      1.000          1.031          2,847,709

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.669          0.662                 --
                                                       2005      0.575          0.669          2,658,924
                                                       2004      0.489          0.575          2,729,895
                                                       2003      0.398          0.489          2,896,937
                                                       2002      0.539          0.398          4,241,626
                                                       2001      0.741          0.539          5,279,528
                                                       2000      1.000          0.741          4,763,562

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      1.642          1.720                 --
                                                       2006      1.259          1.642            174,821
                                                       2005      1.000          1.259            186,364
                                                       2004      0.813          1.000            209,683
                                                       2003      0.578          0.813            176,933
                                                       2002      0.664          0.578            191,348
                                                       2001      0.747          0.664            206,344
                                                       2000      1.000          0.747             79,044

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.320          3.029                 --
                                                       2005      2.200          2.320            285,298
                                                       2004      1.701          2.200            209,914
                                                       2003      1.290          1.701            223,691
                                                       2002      1.254          1.290            468,581
                                                       2001      1.171          1.254            208,173
                                                       2000      1.000          1.171            156,666

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.036          1.092            278,379
                                                       2006      0.904          1.036            309,227
                                                       2005      0.880          0.904            318,431
                                                       2004      0.851          0.880            362,735
                                                       2003      0.713          0.851            408,473
                                                       2002      0.870          0.713            406,091
                                                       2001      0.975          0.870            411,354
                                                       2000      1.000          0.975            173,282

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.144          1.001            610,279
                                                       2006      1.120          1.144            839,443
                                                       2005      1.076          1.120          1,062,941
                                                       2004      0.982          1.076          1,212,831
                                                       2003      0.758          0.982          1,466,342
                                                       2002      0.952          0.758          1,416,832
                                                       2001      1.030          0.952          1,341,650
                                                       2000      1.000          1.030            729,351

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.424                 --
                                                       2005      1.207          1.309            213,917
                                                       2004      1.074          1.207             62,688
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.306          1.456                 --
                                                       2005      1.205          1.306            146,198
                                                       2004      1.067          1.205             47,630
                                                       2003      1.000          1.067             15,770

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.271          1.467          1,177,555
                                                       2006      1.159          1.271          1,212,131
                                                       2005      1.009          1.159          1,227,474
                                                       2004      0.891          1.009          1,035,330
                                                       2003      0.706          0.891            935,155
                                                       2002      0.793          0.706          1,054,469
                                                       2001      0.921          0.793            829,809
                                                       2000      1.000          0.921            453,646

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.249          1.312                 --
                                                       2006      1.115          1.249             25,557
                                                       2005      0.939          1.115             25,594
                                                       2004      0.942          0.939             29,476
                                                       2003      0.766          0.942             26,125
                                                       2002      0.842          0.766             24,619
                                                       2001      1.000          0.842              6,006

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.950          2.213          1,653,101
                                                       2006      1.763          1.950          1,788,070
                                                       2005      1.518          1.763          1,983,789
                                                       2004      1.237          1.518          1,776,115
                                                       2003      0.909          1.237          1,361,791
                                                       2002      1.027          0.909            910,419
                                                       2001      1.000          1.027             38,047

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.253          1.460                 --
                                                       2005      1.152          1.253          2,085,945
                                                       2004      1.039          1.152          1,872,962
                                                       2003      0.844          1.039          1,312,095
                                                       2002      1.000          0.844            528,176

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.806          3.556          1,067,643
                                                       2006      2.226          2.806          1,367,536
                                                       2005      1.775          2.226            753,422
                                                       2004      1.446          1.775            431,376
                                                       2003      1.000          1.446            176,686

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.388          1.577          6,656,198
                                                       2006      1.162          1.388          7,115,909
                                                       2005      1.071          1.162          6,722,221
                                                       2004      0.918          1.071          6,539,777
                                                       2003      0.706          0.918          6,430,070
                                                       2002      0.881          0.706          6,448,965
                                                       2001      1.065          0.881          6,421,300
                                                       2000      1.109          1.065          4,608,384
                                                       1999      1.000          1.109            940,873

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.258          1.508                 --
                                                       2005      1.174          1.258            903,404
                                                       2004      1.028          1.174            248,943
                                                       2003      0.791          1.028            120,308
                                                       2002      1.000          0.791             31,749

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.065          1.089                 --
                                                       2005      1.068          1.065            199,785
                                                       2004      0.998          1.068             20,544

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.054          1.089                 --
                                                       2005      0.995          1.054          1,014,426
                                                       2004      0.934          0.995          1,066,469
                                                       2003      0.834          0.934          1,105,106
                                                       2002      0.908          0.834          1,003,351
                                                       2001      0.971          0.908            886,354
                                                       2000      1.000          0.971            587,392

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.039          1.245            363,375
                                                       2006      0.993          1.039            352,074
                                                       2005      0.898          0.993            419,366
                                                       2004      0.799          0.898            545,448
                                                       2003      0.643          0.799            581,258
                                                       2002      0.928          0.643            667,607
                                                       2001      1.133          0.928            784,602
                                                       2000      1.000          1.133            824,538

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      0.400          0.479            437,278
                                                       2006      0.377          0.400            539,635
                                                       2005      0.343          0.377            572,273
                                                       2004      0.347          0.343            619,679
                                                       2003      0.240          0.347            717,237
                                                       2002      0.414          0.240            712,511
                                                       2001      0.671          0.414            936,653
                                                       2000      1.000          0.671            948,697

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.670          0.721            520,632
                                                       2006      0.577          0.670            636,353
                                                       2005      0.556          0.577            749,088
                                                       2004      0.540          0.556          1,102,102
                                                       2003      0.444          0.540          1,239,219
                                                       2002      0.607          0.444          1,331,685
                                                       2001      0.797          0.607          2,535,231
                                                       2000      1.000          0.797          2,920,931

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.544          1.733                 --
                                                       2005      1.508          1.544            561,389
                                                       2004      1.334          1.508            364,644
                                                       2003      1.000          1.334            186,971

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.504          1.451         15,757,776

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.231          1.274          6,321,737

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      0.991          1.023          4,836,606
                                                       2006      0.875          0.991          5,326,021
                                                       2005      0.853          0.875          6,345,475
                                                       2004      0.786          0.853          7,817,980
                                                       2003      0.625          0.786          8,846,088
                                                       2002      0.818          0.625          9,715,715
                                                       2001      0.949          0.818          8,473,335
                                                       2000      1.063          0.949          4,565,965

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.608          1.540         13,941,874

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.418          1.449          7,892,197
                                                       2006      1.218          1.418          2,786,619
                                                       2005      1.162          1.218          3,326,998
                                                       2004      1.069          1.162          4,126,063
                                                       2003      0.821          1.069          4,429,588
                                                       2002      1.084          0.821          4,799,603
                                                       2001      1.150          1.084          4,504,340
                                                       2000      1.000          1.150          1,547,583

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.006          1.008         11,936,103

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.555          1.683          1,820,498
                                                       2006      1.401          1.555          1,713,292
                                                       2005      1.357          1.401          2,032,093
                                                       2004      1.198          1.357          2,216,423
                                                       2003      0.817          1.198          2,308,032
                                                       2002      1.272          0.817          2,406,334
                                                       2001      1.394          1.272          2,141,864
                                                       2000      1.000          1.394          1,757,555

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.178          1.285                 --
                                                       2006      1.111          1.178                 --
                                                       2005      1.082          1.111                 --
                                                       2004      1.000          1.082                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.026          1.024            439,337
                                                       2006      1.002          1.026            470,841
                                                       2005      0.994          1.002            740,724
                                                       2004      0.999          0.994            307,514
                                                       2003      1.000          0.999                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.542          1.618                 --
                                                       2006      1.327          1.542          6,385,593
                                                       2005      1.296          1.327          7,391,810
                                                       2004      1.215          1.296          8,771,738
                                                       2003      0.888          1.215          9,793,869
                                                       2002      1.204          0.888         10,775,602
                                                       2001      1.032          1.204          8,547,628

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.194          1.244                 --
                                                       2006      1.164          1.194            105,510
                                                       2005      1.124          1.164            248,863
                                                       2004      1.137          1.124             51,428
                                                       2003      0.799          1.137             54,361
                                                       2002      1.000          0.799             35,399

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.324          1.371                 --
                                                       2006      1.211          1.324             53,411
                                                       2005      1.120          1.211            260,253
                                                       2004      1.043          1.120            177,203
                                                       2003      0.757          1.043            150,691
                                                       2002      1.000          0.757             15,996

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.232          1.287                 --
                                                       2006      1.114          1.232             75,842
                                                       2005      1.092          1.114             87,847
                                                       2004      1.024          1.092            108,010
                                                       2003      0.799          1.024            105,948
                                                       2002      1.000          0.799             10,171

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.616          1.679                 --
                                                       2006      1.400          1.616          1,079,868
                                                       2005      1.378          1.400            936,461
                                                       2004      1.243          1.378            809,362
                                                       2003      1.000          1.243            229,799

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.807          1.991                 --
                                                       2006      1.636          1.807          1,240,529
                                                       2005      1.536          1.636          1,372,077
                                                       2004      1.258          1.536            979,299
                                                       2003      1.000          1.258            495,913

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.100          1.135                 --
                                                       2005      1.077          1.100              8,371
                                                       2004      1.009          1.077              8,371

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.446          1.509            289,341
                                                       2006      1.518          1.446            301,182

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.000          1.048                 --
                                                       2006      0.944          1.000          3,997,351

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.039          1.047          3,293,521

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.355          1.321            253,992
                                                       2006      1.271          1.355            142,969

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.152          1.124          1,648,075
                                                       2006      1.046          1.152          1,554,940

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.678          0.871          2,241,881
                                                       2006      0.662          0.678          2,168,032

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.284          1.138             62,624

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.200          1.256             69,711
                                                       2006      1.135          1.200             73,739

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.315          1.382            574,099
                                                       2006      1.255          1.315            562,651

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.078          1.103            779,904
                                                       2006      1.001          1.078            687,784

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.072          1.061          2,319,332
                                                       2006      1.015          1.072            250,296

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.971          1.069            410,332
                                                       2006      0.982          0.971            366,388

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.298          1.423            109,358
                                                       2006      1.307          1.298             76,565

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.709          2.154            124,259

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.500          1.575          1,034,787

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.402          1.485          1,441,798
                                                       2006      1.269          1.402          1,201,313

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.220          1.023            928,088
                                                       2006      1.003          1.220          1,148,222

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.144          1.211          1,099,444

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.582          1.634            162,189
                                                       2006      1.471          1.582            131,639

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.177          1.299                 --
                                                       2006      1.118          1.177             40,153

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.452          1.524          1,191,726
                                                       2006      1.402          1.452          1,028,046

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.029          0.982          3,479,210
                                                       2006      1.003          1.029          1,282,676

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.587          0.696          5,379,836
                                                       2006      0.601          0.587          6,129,204

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.267          1.326            451,337
                                                       2006      1.220          1.267            545,597

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.180          1.220         13,189,094
                                                       2006      1.154          1.180          4,834,255

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      0.774          0.733          2,747,777

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.841          0.861         10,390,845
                                                       2006      0.830          0.841         12,075,524

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.361          1.394          3,811,702
                                                       2006      1.326          1.361          4,497,198

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.077            544,942
                                                       2006      1.002          1.060            486,418

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.043          1.083          1,303,744
                                                       2006      1.001          1.043          1,108,097

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.082            682,055
                                                       2006      1.002          1.049            707,013

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.083          1,679,410
                                                       2006      1.002          1.054          1,332,449

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.083          1,343,117
                                                       2006      1.002          1.059          1,135,681

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.485          1.522         12,945,772
                                                       2006      1.389          1.485         14,619,974

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.051          1.099          1,526,232
                                                       2006      0.996          1.051          1,582,905

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.148          8,030,829
                                                       2006      0.998          1.069          9,371,222

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.157          1.201                 --
                                                       2006      1.089          1.157             35,274

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.077          1.107             14,135
                                                       2006      1.040          1.077             14,817

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.144          1.154                 --
                                                       2005      1.129          1.144          2,308,719
                                                       2004      1.136          1.129          2,441,789
                                                       2003      1.145          1.136          2,806,624
                                                       2002      1.148          1.145          3,881,409
                                                       2001      1.124          1.148          2,937,481
                                                       2000      1.076          1.124          2,772,218

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.116          1.179                 --
                                                       2005      1.072          1.116                 --
                                                       2004      1.037          1.072                 --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.117          1.139                 --
                                                       2006      1.127          1.117          1,239,409
                                                       2005      1.122          1.127          1,537,058
                                                       2004      1.046          1.122          1,221,214
                                                       2003      1.000          1.046            462,507

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.241          1.328         12,065,855
                                                       2006      1.214          1.241         13,091,146
                                                       2005      1.204          1.214         14,134,110
                                                       2004      1.167          1.204         14,780,009
                                                       2003      1.129          1.167         16,838,317
                                                       2002      1.051          1.129         18,004,391
                                                       2001      1.000          1.051          4,242,977

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.885          0.961            386,182
                                                       2006      0.810          0.885            214,674
                                                       2005      0.767          0.810            177,501
                                                       2004      0.724          0.767            181,548
                                                       2003      0.558          0.724            175,579
                                                       2002      0.805          0.558            197,673
                                                       2001      1.000          0.805            124,658

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.393          1.508                 --
                                                       2006      1.108          1.393          1,181,497
                                                       2005      1.003          1.108            986,287
                                                       2004      0.877          1.003          1,233,206
                                                       2003      0.694          0.877          1,354,191
                                                       2002      0.856          0.694          1,800,769
                                                       2001      1.000          0.856            749,754

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.945          2.077                 --
                                                       2006      1.685          1.945          1,747,195
                                                       2005      1.599          1.685          2,065,988
                                                       2004      1.288          1.599          1,944,449
                                                       2003      0.874          1.288          1,886,162
                                                       2002      1.087          0.874          2,220,650
                                                       2001      1.000          1.087            839,211

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.923          0.982                 --
                                                       2005      0.862          0.923            425,111
                                                       2004      0.823          0.862            440,180
                                                       2003      0.646          0.823            497,831
                                                       2002      0.863          0.646            355,655
                                                       2001      1.000          0.863            295,944

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.177          1.255                 --
                                                       2005      1.192          1.177            686,186
                                                       2004      1.139          1.192            796,306
                                                       2003      0.917          1.139            931,975
                                                       2002      1.002          0.917            917,113
                                                       2001      1.026          1.002            729,396
                                                       2000      1.000          1.026            201,003

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.390          1.518                 --
                                                       2005      1.256          1.390            498,805
                                                       2004      1.096          1.256            546,523
                                                       2003      0.833          1.096            537,382
                                                       2002      0.988          0.833            622,049
                                                       2001      1.046          0.988            517,427
                                                       2000      1.000          1.046            114,999

  Travelers Equity Income Subaccount (11/99).........  2006      1.262          1.326                 --
                                                       2005      1.228          1.262          5,616,164
                                                       2004      1.135          1.228          5,913,660
                                                       2003      0.879          1.135          5,904,217
                                                       2002      1.038          0.879          5,817,969
                                                       2001      1.130          1.038          5,670,567
                                                       2000      1.052          1.130          3,655,356

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.263          1.295                 --
                                                       2005      1.252          1.263            296,133
                                                       2004      1.152          1.252            475,283
                                                       2003      0.956          1.152            651,192
                                                       2002      0.937          0.956          1,035,531
                                                       2001      0.934          0.937            490,815
                                                       2000      1.000          0.934            137,160

  Travelers Federated Stock Subaccount (5/00)........  2006      1.175          1.217                 --
                                                       2005      1.134          1.175            204,112
                                                       2004      1.042          1.134            219,478
                                                       2003      0.830          1.042            200,695
                                                       2002      1.045          0.830            148,619
                                                       2001      1.045          1.045             82,221
                                                       2000      1.000          1.045             63,079

  Travelers Large Cap Subaccount (11/99).............  2006      0.805          0.830                 --
                                                       2005      0.753          0.805          4,571,202
                                                       2004      0.718          0.753          5,226,240
                                                       2003      0.585          0.718          5,685,645
                                                       2002      0.771          0.585          5,323,665
                                                       2001      0.947          0.771          6,056,750
                                                       2000      1.125          0.947          4,871,712

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                 --
                                                       2005      1.007          1.077                 --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.031          1.035                 --
                                                       2005      1.000          1.031            501,967

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                 --
                                                       2005      1.000          1.046            312,286

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111                 --
                                                       2005      0.999          1.065            293,220

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.058                 --
                                                       2005      1.008          1.037            642,758

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.889          0.944                 --
                                                       2005      0.806          0.889          4,211,631
                                                       2004      0.707          0.806          4,709,694
                                                       2003      0.593          0.707          5,233,477
                                                       2002      0.805          0.593          5,820,389
                                                       2001      1.055          0.805          6,519,866
                                                       2000      1.135          1.055          5,293,596

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.568          0.601                 --
                                                       2005      0.560          0.568          7,662,188
                                                       2004      0.499          0.560          1,478,253
                                                       2003      0.370          0.499          1,596,673
                                                       2002      0.735          0.370          1,768,966
                                                       2001      0.978          0.735          1,549,655
                                                       2000      1.000          0.978            805,876

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.346          1.389                 --
                                                       2005      1.328          1.346         16,014,386
                                                       2004      1.211          1.328         18,088,224
                                                       2003      1.056          1.211         18,653,914
                                                       2002      1.132          1.056         17,726,342
                                                       2001      1.151          1.132         15,105,160
                                                       2000      1.002          1.151          6,755,149

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.174          1.269                 --
                                                       2005      1.121          1.174            347,774
                                                       2004      0.994          1.121            187,778

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.910          1.046                 --
                                                       2005      0.845          0.910          1,296,681
                                                       2004      0.742          0.845          1,560,195
                                                       2003      0.586          0.742            740,372
                                                       2002      0.684          0.586            456,329
                                                       2001      0.942          0.684            559,918
                                                       2000      1.000          0.942            154,822

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.386          1.471                 --
                                                       2005      1.329          1.386             62,762
                                                       2004      1.215          1.329             61,089
                                                       2003      1.000          1.215             39,407

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.118                 --
                                                       2005      1.000          1.062             24,552

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.388          1.402                 --
                                                       2005      1.360          1.388            954,234
                                                       2004      1.246          1.360            173,019
                                                       2003      1.059          1.246             70,780
                                                       2002      1.016          1.059             74,246
                                                       2001      0.991          1.016            299,331
                                                       2000      1.000          0.991             74,942

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.231          1.220                 --
                                                       2005      1.231          1.231            741,435
                                                       2004      1.211          1.231            810,254
                                                       2003      1.150          1.211          1,210,032
                                                       2002      1.105          1.150          1,913,513
                                                       2001      1.048          1.105          2,064,167
                                                       2000      1.000          1.048          1,180,840

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.732          0.764                 --
                                                       2005      0.729          0.732         10,540,702
                                                       2004      0.672          0.729         12,016,100
                                                       2003      0.515          0.672         13,185,712
                                                       2002      0.788          0.515         14,018,634
                                                       2001      0.925          0.788         18,452,438
                                                       2000      1.149          0.925         15,213,070

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.136          1.307                 --
                                                       2005      1.032          1.136                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                 --
                                                       2005      1.000          1.108                 --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.60% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.079          1.040                 --
                                                       2005      1.051          1.079             33,804
                                                       2004      0.990          1.051                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.259          1.210            457,975
                                                       2006      1.102          1.259            623,933
                                                       2005      1.076          1.102            640,884
                                                       2004      0.931          1.076            625,967
                                                       2003      0.723          0.931            561,593
                                                       2002      0.912          0.723            700,496
                                                       2001      1.000          0.912            221,448

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      0.886          0.980             54,709
                                                       2006      0.843          0.886             33,941
                                                       2005      0.794          0.843             33,959
                                                       2004      0.777          0.794             51,442
                                                       2003      0.628          0.777             69,573
                                                       2002      0.907          0.628            135,032
                                                       2001      1.000          0.907              5,757




           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 1.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.080          1.156                --
                                                       2006      1.000          1.080                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.204          1.265                --
                                                       2005      1.159          1.204                --
                                                       2004      1.114          1.159                --
                                                       2003      1.000          1.114                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.318          1.288                --
                                                       2005      1.167          1.318            14,223
                                                       2004      1.095          1.167                --
                                                       2003      1.000          1.095                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.765          1.994         1,118,078
                                                       2006      1.490          1.765           818,557
                                                       2005      1.328          1.490           855,094
                                                       2004      1.189          1.328           285,553
                                                       2003      1.000          1.189            76,218

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.578          1.744         2,342,841
                                                       2006      1.456          1.578         2,323,601
                                                       2005      1.274          1.456         2,193,349
                                                       2004      1.151          1.274           925,645
                                                       2003      1.000          1.151           272,019

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.471          1.520         1,824,287
                                                       2006      1.298          1.471         2,230,112
                                                       2005      1.247          1.298         2,413,867
                                                       2004      1.149          1.247         1,228,864
                                                       2003      1.000          1.149           114,363

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.567          1.551                --
                                                       2005      1.348          1.567            13,149
                                                       2004      1.147          1.348                --
                                                       2003      1.000          1.147                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.470          2.588                --
                                                       2006      1.895          2.470                --
                                                       2005      1.506          1.895                --
                                                       2004      1.225          1.506                --
                                                       2003      1.000          1.225                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.560          2.035                --
                                                       2005      1.480          1.560            40,633
                                                       2004      1.145          1.480                --
                                                       2003      1.000          1.145                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.354          1.427                --
                                                       2006      1.182          1.354                --
                                                       2005      1.151          1.182                --
                                                       2004      1.114          1.151                --
                                                       2003      1.000          1.114                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.338          1.171                --
                                                       2006      1.311          1.338                --
                                                       2005      1.260          1.311                --
                                                       2004      1.150          1.260                --
                                                       2003      1.000          1.150                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.422                --
                                                       2005      1.207          1.308                --
                                                       2004      1.074          1.207                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.305          1.454                --
                                                       2005      1.205          1.305            11,074
                                                       2004      1.067          1.205                --
                                                       2003      1.050          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.628          1.878                --
                                                       2006      1.485          1.628                --
                                                       2005      1.294          1.485                --
                                                       2004      1.143          1.294                --
                                                       2003      1.000          1.143                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.466          1.539                --
                                                       2006      1.309          1.466                --
                                                       2005      1.103          1.309                --
                                                       2004      1.107          1.103                --
                                                       2003      1.000          1.107                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.889          2.142           338,028
                                                       2006      1.708          1.889           343,524
                                                       2005      1.471          1.708           284,045
                                                       2004      1.200          1.471           164,788
                                                       2003      1.000          1.200            47,679

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.348          1.570                --
                                                       2005      1.240          1.348           106,153
                                                       2004      1.119          1.240            58,171
                                                       2003      1.000          1.119            15,016

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.451          3.104           101,745
                                                       2006      1.945          2.451            22,245
                                                       2005      1.552          1.945            28,839
                                                       2004      1.265          1.552             9,075
                                                       2003      1.000          1.265                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.777          2.018           688,024
                                                       2006      1.488          1.777           631,890
                                                       2005      1.373          1.488           559,313
                                                       2004      1.177          1.373           145,525
                                                       2003      1.000          1.177             6,581

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.421          1.703                --
                                                       2005      1.327          1.421            83,892
                                                       2004      1.163          1.327                --
                                                       2003      1.000          1.163                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.064          1.088                --
                                                       2005      1.068          1.064                --
                                                       2004      0.998          1.068                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.217          1.256                --
                                                       2005      1.149          1.217                --
                                                       2004      1.078          1.149                --
                                                       2003      1.000          1.078                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.453          1.739                --
                                                       2006      1.389          1.453                --
                                                       2005      1.257          1.389                --
                                                       2004      1.119          1.257                --
                                                       2003      1.000          1.119                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.383          1.655                --
                                                       2006      1.304          1.383                --
                                                       2005      1.188          1.304                --
                                                       2004      1.201          1.188                --
                                                       2003      1.000          1.201                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.416          1.523                --
                                                       2006      1.221          1.416                --
                                                       2005      1.176          1.221                --
                                                       2004      1.143          1.176                --
                                                       2003      1.000          1.143                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.358          1.524                --
                                                       2005      1.328          1.358           131,766
                                                       2004      1.175          1.328           132,634
                                                       2003      1.000          1.175                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.498          1.444           455,138

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.433          1.482           579,765

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.425          1.470           212,950
                                                       2006      1.258          1.425           214,579
                                                       2005      1.227          1.258           405,906
                                                       2004      1.132          1.227            18,984
                                                       2003      1.000          1.132            18,984

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.535          1.470           307,471

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.520          1.554           132,954
                                                       2006      1.307          1.520           134,186
                                                       2005      1.247          1.307           134,616
                                                       2004      1.149          1.247            45,124
                                                       2003      1.000          1.149             4,620

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.273          1.274           172,434

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.605          1.737            81,010
                                                       2006      1.447          1.605           201,504
                                                       2005      1.402          1.447           275,633
                                                       2004      1.239          1.402            79,221
                                                       2003      1.000          1.239            23,027

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.176          1.283                --
                                                       2006      1.110          1.176                --
                                                       2005      1.081          1.110                --
                                                       2004      1.000          1.081                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.025          1.021            31,023
                                                       2006      1.001          1.025            31,023
                                                       2005      0.994          1.001            31,029
                                                       2004      0.999          0.994            31,036
                                                       2003      1.000          0.999                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.485          1.557                --
                                                       2006      1.278          1.485            45,872
                                                       2005      1.248          1.278            46,309
                                                       2004      1.172          1.248            46,775
                                                       2003      1.000          1.172                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.221          1.272                --
                                                       2006      1.191          1.221                --
                                                       2005      1.151          1.191                --
                                                       2004      1.164          1.151                --
                                                       2003      1.000          1.164                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.453          1.505                --
                                                       2006      1.330          1.453                --
                                                       2005      1.231          1.330                --
                                                       2004      1.147          1.231                --
                                                       2003      1.000          1.147                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.354          1.414                --
                                                       2006      1.225          1.354                --
                                                       2005      1.201          1.225                --
                                                       2004      1.127          1.201                --
                                                       2003      1.000          1.127                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.483          1.541                --
                                                       2006      1.286          1.483           207,320
                                                       2005      1.266          1.286           207,557
                                                       2004      1.142          1.266           101,869
                                                       2003      1.000          1.142                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.660          1.830                --
                                                       2006      1.504          1.660           191,484
                                                       2005      1.413          1.504           179,170
                                                       2004      1.158          1.413            95,984
                                                       2003      1.000          1.158                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.099          1.134                --
                                                       2005      1.076          1.099                --
                                                       2004      1.009          1.076                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.546          1.613                --
                                                       2006      1.624          1.546                --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.293          1.307                --
                                                       2006      1.227          1.293                --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.541          1.616                --
                                                       2006      1.456          1.541                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.602          1.614                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.354          1.319            19,167
                                                       2006      1.271          1.354           105,120

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.801          1.756            70,126
                                                       2006      1.635          1.801            37,222

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.589          2.039            13,140
                                                       2006      1.551          1.589            13,144

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.283          1.137                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.198          1.253                --
                                                       2006      1.134          1.198                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.273          1.338                --
                                                       2006      1.216          1.273                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.077          1.102                --
                                                       2006      1.001          1.077                --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.072          1.060           295,747
                                                       2006      1.015          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.341          1.476                --
                                                       2006      1.358          1.341                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.297          1.421                --
                                                       2006      1.307          1.297                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.571          3.239                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.017          2.118             9,253

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.400          1.482            90,330
                                                       2006      1.267          1.400            88,544

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.220          1.022            68,320
                                                       2006      1.003          1.220            68,320

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.143          1.210            46,597

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.467          1.515            13,603
                                                       2006      1.365          1.467            14,106

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.176          1.298                --
                                                       2006      1.117          1.176                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.258          1.319           367,127
                                                       2006      1.214          1.258           269,360

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.028          0.981           291,733
                                                       2006      1.003          1.028           277,734

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.332          1.577            29,790
                                                       2006      1.365          1.332            30,287

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.072          1.121                --
                                                       2006      1.032          1.072                --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.033          1.067                --
                                                       2006      1.010          1.033                --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.356          1.284                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.316          1.345             5,200
                                                       2006      1.299          1.316             5,208

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.357          1.390            30,113
                                                       2006      1.324          1.357            29,368

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.077            48,825
                                                       2006      1.002          1.060            48,825

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.082                --
                                                       2006      1.001          1.042                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.081                --
                                                       2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.082                --
                                                       2006      1.002          1.054                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.082           148,318
                                                       2006      1.002          1.059           165,906

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.323          1.356           456,871
                                                       2006      1.238          1.323           457,167

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.051          1.098           319,778
                                                       2006      0.996          1.051           320,188

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.147            36,434
                                                       2006      0.998          1.068            19,817

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.156          1.200                --
                                                       2006      1.088          1.156                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.075          1.105                --
                                                       2006      1.039          1.075                --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.002          1.010                --
                                                       2005      0.990          1.002                --
                                                       2004      0.996          0.990                --
                                                       2003      1.000          0.996                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.115          1.178                --
                                                       2005      1.072          1.115                --
                                                       2004      1.037          1.072                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.116          1.139                --
                                                       2006      1.127          1.116            47,079
                                                       2005      1.122          1.127            49,662
                                                       2004      1.048          1.122            59,583
                                                       2003      1.000          1.048             8,722

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.090          1.166           896,402
                                                       2006      1.067          1.090           524,630
                                                       2005      1.059          1.067           380,657
                                                       2004      1.026          1.059           232,845
                                                       2003      1.000          1.026            14,929

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.376          1.493                --
                                                       2006      1.259          1.376                --
                                                       2005      1.193          1.259                --
                                                       2004      1.128          1.193                --
                                                       2003      1.000          1.128                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.874          2.028                --
                                                       2006      1.491          1.874                --
                                                       2005      1.351          1.491                --
                                                       2004      1.182          1.351                --
                                                       2003      1.000          1.182                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.868          1.994                --
                                                       2006      1.619          1.868            23,539
                                                       2005      1.537          1.619             9,448
                                                       2004      1.238          1.537             8,411
                                                       2003      1.000          1.238                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.276          1.358                --
                                                       2005      1.193          1.276                --
                                                       2004      1.138          1.193                --
                                                       2003      1.000          1.138                --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.141          1.216                --
                                                       2005      1.155          1.141                --
                                                       2004      1.105          1.155                --
                                                       2003      1.000          1.105                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.487          1.624                --
                                                       2005      1.345          1.487                --
                                                       2004      1.174          1.345                --
                                                       2003      1.000          1.174                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.260          1.324                --
                                                       2005      1.226          1.260            29,181
                                                       2004      1.134          1.226            49,924
                                                       2003      1.000          1.134            11,270

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.197          1.227                --
                                                       2005      1.186          1.197                --
                                                       2004      1.093          1.186                --
                                                       2003      1.000          1.093                --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.293          1.339                --
                                                       2005      1.248          1.293                --
                                                       2004      1.148          1.248                --
                                                       2003      1.000          1.148                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.260          1.299                --
                                                       2005      1.179          1.260                --
                                                       2004      1.125          1.179                --
                                                       2003      1.000          1.125                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                --
                                                       2005      1.007          1.077            42,718

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.030          1.034                --
                                                       2005      1.000          1.030                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                --
                                                       2005      1.000          1.046                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.064          1.110                --
                                                       2005      0.999          1.064           206,728

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.057                --
                                                       2005      1.008          1.037                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.371          1.456                --
                                                       2005      1.244          1.371                --
                                                       2004      1.091          1.244                --
                                                       2003      1.000          1.091                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.290          1.365                --
                                                       2005      1.272          1.290            11,949
                                                       2004      1.134          1.272                --
                                                       2003      1.000          1.134                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.200          1.238                --
                                                       2005      1.185          1.200           554,230
                                                       2004      1.080          1.185           137,796
                                                       2003      1.000          1.080            19,332

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.173          1.267                --
                                                       2005      1.120          1.173            89,467
                                                       2004      0.993          1.120                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.423          1.635                --
                                                       2005      1.321          1.423            35,399
                                                       2004      1.160          1.321            33,057
                                                       2003      1.000          1.160             3,089

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.286          1.365                --
                                                       2005      1.234          1.286            14,582
                                                       2004      1.129          1.234            12,386
                                                       2003      1.000          1.129                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.117                --
                                                       2005      1.000          1.062                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.203          1.214                --
                                                       2005      1.179          1.203           413,524
                                                       2004      1.081          1.179           334,613
                                                       2003      1.000          1.081                --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.042          1.032                --
                                                       2005      1.042          1.042                --
                                                       2004      1.026          1.042                --
                                                       2003      1.000          1.026                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.217          1.270                --
                                                       2005      1.213          1.217             5,336
                                                       2004      1.118          1.213             5,345
                                                       2003      1.000          1.118             5,347

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.135          1.307                --
                                                       2005      1.032          1.135                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                --
                                                       2005      1.000          1.108                --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.078          1.039                --
                                                       2005      1.051          1.078                --
                                                       2004      0.990          1.051                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.537          1.476                --
                                                       2006      1.346          1.537                --
                                                       2005      1.314          1.346                --
                                                       2004      1.138          1.314                --
                                                       2003      1.000          1.138                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      1.291          1.428                --
                                                       2006      1.229          1.291                --
                                                       2005      1.158          1.229                --
                                                       2004      1.135          1.158                --
                                                       2003      1.000          1.135                --




         PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 1.80% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.154                --
                                                       2006      1.000          1.078            17,348

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.276          1.339                --
                                                       2005      1.229          1.276            12,608
                                                       2004      1.183          1.229            12,240
                                                       2003      0.963          1.183            11,651
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.378          1.345                --
                                                       2005      1.222          1.378           343,889
                                                       2004      1.148          1.222           335,426
                                                       2003      0.948          1.148           303,021
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.932          2.180           595,217
                                                       2006      1.634          1.932           594,758
                                                       2005      1.458          1.634           423,223
                                                       2004      1.308          1.458           391,637
                                                       2003      0.984          1.308           331,023
                                                       2002      1.000          0.984                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.762          1.944         2,479,382
                                                       2006      1.628          1.762         2,801,814
                                                       2005      1.426          1.628         2,685,092
                                                       2004      1.291          1.426         2,613,580
                                                       2003      0.961          1.291         2,130,194
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.611          1.662         2,739,488
                                                       2006      1.424          1.611         2,774,071
                                                       2005      1.370          1.424         2,824,669
                                                       2004      1.263          1.370         2,800,733
                                                       2003      0.971          1.263         2,191,185
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.619          1.601                --
                                                       2005      1.395          1.619           244,334
                                                       2004      1.188          1.395           245,288
                                                       2003      0.968          1.188           238,033
                                                       2002      1.000          0.968                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.766          2.896                --
                                                       2006      2.125          2.766                --
                                                       2005      1.691          2.125                --
                                                       2004      1.378          1.691                --
                                                       2003      0.982          1.378                --
                                                       2002      1.000          0.982                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.798          2.342                --
                                                       2005      1.708          1.798           239,775
                                                       2004      1.323          1.708           260,396
                                                       2003      1.005          1.323           259,814
                                                       2002      1.000          1.005                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.398          1.471            52,601
                                                       2006      1.222          1.398            56,433
                                                       2005      1.192          1.222           102,633
                                                       2004      1.156          1.192            97,968
                                                       2003      0.971          1.156            39,887
                                                       2002      1.000          0.971                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.463          1.278            86,823
                                                       2006      1.435          1.463           143,434
                                                       2005      1.381          1.435           184,798
                                                       2004      1.263          1.381           305,093
                                                       2003      0.976          1.263           299,062
                                                       2002      1.000          0.976                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                --
                                                       2005      1.205          1.304            29,277
                                                       2004      1.074          1.205             4,023
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                --
                                                       2005      1.203          1.301            25,709
                                                       2004      1.067          1.203            27,414
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.770          2.039           373,561
                                                       2006      1.617          1.770           401,338
                                                       2005      1.411          1.617           382,096
                                                       2004      1.248          1.411           350,625
                                                       2003      0.991          1.248           269,820
                                                       2002      1.000          0.991                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.542          1.616            20,076
                                                       2006      1.379          1.542            20,495
                                                       2005      1.164          1.379            45,009
                                                       2004      1.170          1.164            44,391
                                                       2003      0.954          1.170             8,358
                                                       2002      1.000          0.954                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.099          2.377           667,755
                                                       2006      1.901          2.099           911,516
                                                       2005      1.640          1.901         1,041,220
                                                       2004      1.339          1.640         1,018,483
                                                       2003      0.986          1.339           869,633
                                                       2002      1.000          0.986                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.468          1.707                --
                                                       2005      1.352          1.468           425,632
                                                       2004      1.222          1.352           461,125
                                                       2003      0.994          1.222           352,384
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.785          3.523           173,937
                                                       2006      2.214          2.785           174,027
                                                       2005      1.769          2.214           151,462
                                                       2004      1.444          1.769           148,057
                                                       2003      1.000          1.444            80,388

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.930          2.188           434,084
                                                       2006      1.618          1.930           464,250
                                                       2005      1.495          1.618           434,471
                                                       2004      1.284          1.495           359,092
                                                       2003      0.989          1.284           277,388
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.544          1.848                --
                                                       2005      1.444          1.544           140,590
                                                       2004      1.267          1.444           128,602
                                                       2003      0.977          1.267            91,055
                                                       2002      1.000          0.977                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.062          1.085                --
                                                       2005      1.067          1.062                --
                                                       2004      0.998          1.067                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.249          1.289                --
                                                       2005      1.181          1.249           215,882
                                                       2004      1.111          1.181           261,195
                                                       2003      0.994          1.111           485,689
                                                       2002      1.000          0.994                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.584          1.893             9,332
                                                       2006      1.516          1.584            20,162
                                                       2005      1.374          1.516            19,809
                                                       2004      1.225          1.374            34,043
                                                       2003      0.988          1.225            25,340
                                                       2002      1.000          0.988                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.557          1.861            10,309
                                                       2006      1.470          1.557            14,171
                                                       2005      1.342          1.470             8,528
                                                       2004      1.359          1.342            27,353
                                                       2003      0.944          1.359            22,180
                                                       2002      1.000          0.944                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.468          1.576            17,757
                                                       2006      1.267          1.468            17,866
                                                       2005      1.222          1.267            17,913
                                                       2004      1.190          1.222            21,747
                                                       2003      0.980          1.190            20,039
                                                       2002      1.000          0.980                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                --
                                                       2005      1.503          1.536           169,292
                                                       2004      1.332          1.503           157,360
                                                       2003      1.000          1.332           131,801

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.646          1.585         1,130,092

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.519          1.571           568,041

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.521          1.567           479,799
                                                       2006      1.345          1.521           674,343
                                                       2005      1.314          1.345           666,600
                                                       2004      1.213          1.314           741,960
                                                       2003      0.967          1.213           721,895
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.716          1.641           630,119

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.642          1.675           163,577
                                                       2006      1.413          1.642           168,886
                                                       2005      1.351          1.413           192,356
                                                       2004      1.246          1.351           200,936
                                                       2003      0.959          1.246            39,902
                                                       2002      1.000          0.959                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.484          1.484           306,961

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.830          1.977           204,771
                                                       2006      1.652          1.830           184,956
                                                       2005      1.604          1.652           177,985
                                                       2004      1.418          1.604           175,643
                                                       2003      0.970          1.418            69,052
                                                       2002      1.000          0.970                --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.172          1.276                --
                                                       2006      1.108          1.172                --
                                                       2005      1.080          1.108                --
                                                       2004      1.000          1.080                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.020          1.015            27,119
                                                       2006      0.997          1.020           207,989
                                                       2005      0.992          0.997             2,098
                                                       2004      0.998          0.992            12,394
                                                       2003      1.000          0.998             2,100

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.653          1.733                --
                                                       2006      1.425          1.653           417,242
                                                       2005      1.395          1.425           396,412
                                                       2004      1.311          1.395           470,075
                                                       2003      0.960          1.311           460,823
                                                       2002      1.000          0.960                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.425          1.483                --
                                                       2006      1.392          1.425            56,928
                                                       2005      1.346          1.392            87,671
                                                       2004      1.364          1.346            81,583
                                                       2003      0.961          1.364             5,988
                                                       2002      1.000          0.961                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.648          1.705                --
                                                       2006      1.511          1.648           186,606
                                                       2005      1.400          1.511           201,027
                                                       2004      1.306          1.400           262,449
                                                       2003      0.949          1.306           312,432
                                                       2002      1.000          0.949                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.479          1.544                --
                                                       2006      1.340          1.479            51,745
                                                       2005      1.316          1.340            74,470
                                                       2004      1.237          1.316           113,821
                                                       2003      0.967          1.237            30,211
                                                       2002      1.000          0.967                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.604          1.666                --
                                                       2006      1.393          1.604           405,915
                                                       2005      1.373          1.393           375,409
                                                       2004      1.241          1.373           347,456
                                                       2003      1.000          1.241           331,917

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.793          1.975                --
                                                       2006      1.627          1.793           284,527
                                                       2005      1.531          1.627           358,390
                                                       2004      1.256          1.531           329,638
                                                       2003      1.000          1.256           158,082

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.097          1.131                --
                                                       2005      1.075          1.097            13,695
                                                       2004      1.009          1.075            13,702

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.683          1.753           146,737
                                                       2006      1.769          1.683           149,620

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.350          1.362            98,916
                                                       2006      1.282          1.350           102,047

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2007      1.421          1.434           100,092
                                                       2006      1.350          1.421           112,708

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.628          1.706                --
                                                       2006      1.539          1.628            17,599

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.692          1.702            17,148

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.351          1.314            56,621
                                                       2006      1.269          1.351            17,638

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.954          1.903           167,420
                                                       2006      1.775          1.954           153,202

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.640          2.101           116,867
                                                       2006      1.601          1.640           253,919

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.279          1.132             6,730

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.194          1.247            11,923
                                                       2006      1.131          1.194            12,387

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.416          1.486            33,097
                                                       2006      1.353          1.416            44,620

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.076          1.099           225,854
                                                       2006      1.001          1.076           322,123

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.071          1.058           456,934
                                                       2006      1.015          1.071            35,959

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.440          1.583           116,218
                                                       2006      1.460          1.440           126,872

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.294          1.415            18,010
                                                       2006      1.305          1.294             7,621

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.878          3.621                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.131          2.235           190,488

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.395          1.474           202,516
                                                       2006      1.264          1.395           206,971

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.020           263,609
                                                       2006      1.003          1.218           448,086

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200           276,156

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.570          1.619            35,637
                                                       2006      1.462          1.570            39,520

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.173          1.294                --
                                                       2006      1.116          1.173                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.371          1.436           232,282
                                                       2006      1.326          1.371           172,003

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.979         1,127,921
                                                       2006      1.003          1.027           322,776

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.533          1.813           136,900
                                                       2006      1.573          1.533           147,439

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.108          1.157           345,777
                                                       2006      1.068          1.108           354,922

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.021          1.054           817,538
                                                       2006      1.000          1.021           361,378

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.423          1.346             7,331

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.378          1.407           286,226
                                                       2006      1.361          1.378           319,211

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.471          1.504           275,993
                                                       2006      1.436          1.471           412,381

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.074                --
                                                       2006      1.002          1.059                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.080                --
                                                       2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.048          1.079         1,138,220
                                                       2006      1.002          1.048                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.079           461,489
                                                       2006      1.002          1.053            65,856

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.079           406,305
                                                       2006      1.002          1.058           291,452

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.376          1.407         1,717,836
                                                       2006      1.289          1.376         2,095,103

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.050          1.096           178,860
                                                       2006      0.996          1.050           257,299

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.144           361,231
                                                       2006      0.998          1.067           501,531

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.151          1.194                --
                                                       2006      1.085          1.151                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)........................  2007      1.071          1.099            33,438
                                                       2006      1.036          1.071                --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.992          1.000                --
                                                       2005      0.982          0.992           253,238
                                                       2004      0.989          0.982           359,014
                                                       2003      1.000          0.989           505,871
                                                       2002      1.000          1.000                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.112          1.175                --
                                                       2005      1.071          1.112            13,844
                                                       2004      1.036          1.071            13,851

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130                --
                                                       2006      1.121          1.109           290,204
                                                       2005      1.118          1.121           287,094
                                                       2004      1.045          1.118           320,774
                                                       2003      1.000          1.045           287,921

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.104          1.179         2,905,179
                                                       2006      1.082          1.104         3,028,632
                                                       2005      1.075          1.082         3,093,826
                                                       2004      1.044          1.075         3,486,677
                                                       2003      1.012          1.044         2,727,021
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.508          1.634             2,459
                                                       2006      1.383          1.508             2,461
                                                       2005      1.313          1.383             2,463
                                                       2004      1.242          1.313             2,465
                                                       2003      0.958          1.242             2,466
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.981          2.143                --
                                                       2006      1.579          1.981           173,392
                                                       2005      1.433          1.579           120,905
                                                       2004      1.255          1.433           119,645
                                                       2003      0.994          1.255           119,420
                                                       2002      1.000          0.994                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.156          2.300                --
                                                       2006      1.871          2.156           487,356
                                                       2005      1.780          1.871           489,753
                                                       2004      1.436          1.780           474,438
                                                       2003      0.977          1.436           306,882
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.372          1.460                --
                                                       2005      1.285          1.372            45,533
                                                       2004      1.228          1.285            49,918
                                                       2003      0.967          1.228            33,110
                                                       2002      1.000          0.967                --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.271          1.353                --
                                                       2005      1.289          1.271            72,436
                                                       2004      1.235          1.289            82,547
                                                       2003      0.996          1.235           108,099
                                                       2002      1.000          0.996                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.621          1.769                --
                                                       2005      1.468          1.621           164,674
                                                       2004      1.284          1.468           181,327
                                                       2003      0.977          1.284            52,889
                                                       2002      1.000          0.977                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.367          1.436                --
                                                       2005      1.333          1.367           579,568
                                                       2004      1.235          1.333           640,163
                                                       2003      0.958          1.235           530,915
                                                       2002      1.000          0.958                --

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.317          1.350                --
                                                       2005      1.308          1.317           104,380
                                                       2004      1.206          1.308           115,233
                                                       2003      1.003          1.206            90,792
                                                       2002      1.000          1.003                --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.376          1.424                --
                                                       2005      1.331          1.376            34,213
                                                       2004      1.225          1.331            38,957
                                                       2003      0.978          1.225            38,121
                                                       2002      1.000          0.978                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.322          1.361                --
                                                       2005      1.238          1.322           144,967
                                                       2004      1.184          1.238           169,135
                                                       2003      0.967          1.184           136,097
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                --
                                                       2005      1.007          1.076                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033                --
                                                       2005      1.000          1.029                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.081                --
                                                       2005      1.000          1.045            55,685

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.109                --
                                                       2005      0.999          1.063           190,567

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.056                --
                                                       2005      1.008          1.036                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.451          1.539                --
                                                       2005      1.318          1.451            37,100
                                                       2004      1.158          1.318            59,739
                                                       2003      0.973          1.158            73,087
                                                       2002      1.000          0.973                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.487          1.573                --
                                                       2005      1.469          1.487           149,347
                                                       2004      1.311          1.469            78,618
                                                       2003      0.974          1.311            58,567
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.249          1.289                --
                                                       2005      1.235          1.249         1,951,130
                                                       2004      1.128          1.235         2,014,082
                                                       2003      0.986          1.128         1,900,092
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.170          1.264                --
                                                       2005      1.119          1.170            51,129
                                                       2004      0.993          1.119                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.547          1.775                --
                                                       2005      1.438          1.547           137,217
                                                       2004      1.265          1.438           134,480
                                                       2003      1.001          1.265           104,454
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                --
                                                       2005      1.325          1.379            40,007
                                                       2004      1.214          1.325            43,534
                                                       2003      1.000          1.214             6,184

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.116                --
                                                       2005      1.000          1.061                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.314          1.326                --
                                                       2005      1.290          1.314            30,704
                                                       2004      1.184          1.290                --
                                                       2003      1.008          1.184                --
                                                       2002      1.000          1.008                --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.079          1.068                --
                                                       2005      1.081          1.079           358,890
                                                       2004      1.066          1.081           366,911
                                                       2003      1.014          1.066           238,924
                                                       2002      1.000          1.014                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.369          1.428                --
                                                       2005      1.366          1.369           268,177
                                                       2004      1.262          1.366           329,178
                                                       2003      0.970          1.262           326,199
                                                       2002      1.000          0.970                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.305                --
                                                       2005      1.032          1.134                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.269                --
                                                       2005      1.000          1.107                --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.076          1.036                --
                                                       2005      1.050          1.076                --
                                                       2004      0.990          1.050                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.683          1.614           295,517
                                                       2006      1.476          1.683           311,172
                                                       2005      1.444          1.476           331,570
                                                       2004      1.252          1.444           253,536
                                                       2003      0.975          1.252           186,325
                                                       2002      1.000          0.975                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      1.351          1.492                --
                                                       2006      1.288          1.351                --
                                                       2005      1.216          1.288                --
                                                       2004      1.193          1.216             6,550
                                                       2003      0.966          1.193            12,937
                                                       2002      1.000          0.966                --




         PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 1.80% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.154                 --
                                                       2006      1.000          1.078            401,941

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.801          0.840                 --
                                                       2005      0.772          0.801            488,309
                                                       2004      0.743          0.772            502,360
                                                       2003      0.605          0.743            503,521
                                                       2002      0.883          0.605            550,900
                                                       2001      1.000          0.883            241,785

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.740          0.722                 --
                                                       2005      0.656          0.740          1,737,738
                                                       2004      0.616          0.656          2,422,021
                                                       2003      0.509          0.616          2,534,558
                                                       2002      0.749          0.509          2,761,613
                                                       2001      1.000          0.749          2,203,655

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.440          1.625         13,245,134
                                                       2006      1.218          1.440         13,657,569
                                                       2005      1.087          1.218         13,499,365
                                                       2004      0.975          1.087         14,038,586
                                                       2003      0.734          0.975         12,687,639
                                                       2002      0.875          0.734          8,371,123
                                                       2001      0.993          0.875          1,544,419

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.332          1.469         16,856,562
                                                       2006      1.230          1.332         17,694,815
                                                       2005      1.078          1.230         18,663,020
                                                       2004      0.975          1.078         17,617,208
                                                       2003      0.726          0.975         16,287,152
                                                       2002      0.978          0.726         10,871,684
                                                       2001      1.088          0.978          4,340,090

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.468          1.514         20,486,553
                                                       2006      1.297          1.468         21,164,791
                                                       2005      1.248          1.297         21,344,424
                                                       2004      1.151          1.248         21,686,362
                                                       2003      0.885          1.151         19,684,170
                                                       2002      1.104          0.885         13,136,644
                                                       2001      1.121          1.104          2,553,991

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.662          0.655                 --
                                                       2005      0.571          0.662            505,995
                                                       2004      0.486          0.571            277,389
                                                       2003      0.396          0.486            346,932
                                                       2002      0.538          0.396            407,014
                                                       2001      1.000          0.538            649,555

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      1.623          1.699                 --
                                                       2006      1.247          1.623             95,043
                                                       2005      0.992          1.247             84,660
                                                       2004      0.809          0.992             44,770
                                                       2003      0.576          0.809             44,773
                                                       2002      0.663          0.576             36,564
                                                       2001      1.000          0.663              4,156

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.298          2.994                 --
                                                       2005      2.183          2.298            185,547
                                                       2004      1.692          2.183            184,395
                                                       2003      1.285          1.692            183,010
                                                       2002      1.252          1.285            145,664
                                                       2001      1.000          1.252             11,465

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.024          1.077            123,316
                                                       2006      0.895          1.024            169,752
                                                       2005      0.873          0.895            187,894
                                                       2004      0.846          0.873            283,652
                                                       2003      0.711          0.846            331,469
                                                       2002      0.869          0.711            209,810
                                                       2001      1.000          0.869             34,515

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.131          0.988            191,848
                                                       2006      1.110          1.131            222,980
                                                       2005      1.068          1.110            233,465
                                                       2004      0.977          1.068            244,542
                                                       2003      0.755          0.977            280,003
                                                       2002      0.950          0.755            179,886
                                                       2001      1.000          0.950             27,031

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                 --
                                                       2005      1.205          1.304             29,766
                                                       2004      1.074          1.205             21,094
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                 --
                                                       2005      1.203          1.301             86,508
                                                       2004      1.067          1.203             38,258
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.256          1.447            303,315
                                                       2006      1.148          1.256            377,033
                                                       2005      1.002          1.148            349,362
                                                       2004      0.886          1.002            331,786
                                                       2003      0.703          0.886            300,573
                                                       2002      0.792          0.703            239,965
                                                       2001      1.000          0.792             90,527

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.235          1.295             20,856
                                                       2006      1.105          1.235             28,571
                                                       2005      0.932          1.105             29,235
                                                       2004      0.937          0.932             30,144
                                                       2003      0.764          0.937             36,629
                                                       2002      0.841          0.764             20,856
                                                       2001      1.000          0.841              8,651

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.928          2.184            672,647
                                                       2006      1.746          1.928            716,973
                                                       2005      1.507          1.746            802,560
                                                       2004      1.230          1.507            814,467
                                                       2003      0.906          1.230            653,619
                                                       2002      1.025          0.906            307,773
                                                       2001      1.000          1.025              7,278

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.244          1.447                 --
                                                       2005      1.146          1.244            463,669
                                                       2004      1.036          1.146            519,463
                                                       2003      0.842          1.036            339,300
                                                       2002      1.000          0.842             10,755

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.785          3.523            394,199
                                                       2006      2.214          2.785            326,263
                                                       2005      1.769          2.214            293,516
                                                       2004      1.444          1.769            127,549
                                                       2003      1.000          1.444             81,239

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.372          1.556          1,587,080
                                                       2006      1.151          1.372          1,809,044
                                                       2005      1.063          1.151          1,501,530
                                                       2004      0.913          1.063          1,163,252
                                                       2003      0.703          0.913            926,381
                                                       2002      0.879          0.703            848,308
                                                       2001      1.028          0.879            629,693

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.249          1.494                 --
                                                       2005      1.168          1.249             95,208
                                                       2004      1.025          1.168             60,904
                                                       2003      0.790          1.025             36,914
                                                       2002      1.000          0.790             14,815

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.062          1.085                 --
                                                       2005      1.067          1.062                 --
                                                       2004      0.998          1.067                 --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.044          1.078                 --
                                                       2005      0.988          1.044            353,202
                                                       2004      0.929          0.988            479,954
                                                       2003      0.831          0.929            499,603
                                                       2002      0.907          0.831            447,203
                                                       2001      1.000          0.907            240,551

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.027          1.228             62,032
                                                       2006      0.984          1.027             79,531
                                                       2005      0.892          0.984             79,559
                                                       2004      0.795          0.892             79,588
                                                       2003      0.641          0.795             95,897
                                                       2002      0.927          0.641             84,104
                                                       2001      1.000          0.927             86,994

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      0.395          0.472             20,610
                                                       2006      0.373          0.395             66,021
                                                       2005      0.340          0.373             81,444
                                                       2004      0.345          0.340            127,596
                                                       2003      0.240          0.345            118,715
                                                       2002      0.413          0.240            131,205
                                                       2001      1.000          0.413            156,658

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.662          0.711            137,751
                                                       2006      0.572          0.662            230,286
                                                       2005      0.551          0.572            290,156
                                                       2004      0.537          0.551            310,158
                                                       2003      0.442          0.537            350,206
                                                       2002      0.606          0.442            267,863
                                                       2001      1.000          0.606            538,280

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                 --
                                                       2005      1.503          1.536            187,492
                                                       2004      1.332          1.503            143,569
                                                       2003      1.000          1.332            110,206

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.486          1.431          5,063,184

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.216          1.257          2,741,508

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      0.980          1.009          1,032,421
                                                       2006      0.866          0.980          1,229,220
                                                       2005      0.846          0.866          1,303,137
                                                       2004      0.781          0.846          1,710,378
                                                       2003      0.623          0.781          1,904,694
                                                       2002      0.817          0.623          1,645,211
                                                       2001      1.000          0.817          2,026,387

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.588          1.519          6,572,810

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.401          1.430          2,274,646
                                                       2006      1.206          1.401            907,943
                                                       2005      1.153          1.206          1,105,738
                                                       2004      1.064          1.153          1,177,171
                                                       2003      0.818          1.064          1,323,286
                                                       2002      1.083          0.818          1,169,456
                                                       2001      1.000          1.083          1,074,948

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      0.994          0.994          2,987,839

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.537          1.661            710,882
                                                       2006      1.388          1.537            592,814
                                                       2005      1.347          1.388            604,912
                                                       2004      1.191          1.347            574,902
                                                       2003      0.815          1.191            576,668
                                                       2002      1.270          0.815            485,599
                                                       2001      1.000          1.270            272,556

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.172          1.276                 --
                                                       2006      1.108          1.172                 --
                                                       2005      1.080          1.108                 --
                                                       2004      1.000          1.080                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.020          1.015             17,815
                                                       2006      0.997          1.020             20,545
                                                       2005      0.992          0.997             12,967
                                                       2004      0.998          0.992            134,836
                                                       2003      1.000          0.998              1,896

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.524          1.598                 --
                                                       2006      1.314          1.524          1,886,357
                                                       2005      1.286          1.314          2,155,632
                                                       2004      1.209          1.286          2,291,751
                                                       2003      0.885          1.209          2,556,109
                                                       2002      1.203          0.885          2,730,229
                                                       2001      1.000          1.203          1,624,219

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.183          1.232                 --
                                                       2006      1.156          1.183                 35
                                                       2005      1.118          1.156                 36
                                                       2004      1.133          1.118             17,927
                                                       2003      0.798          1.133             20,691
                                                       2002      1.000          0.798                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.312          1.357                 --
                                                       2006      1.203          1.312                 --
                                                       2005      1.114          1.203                 --
                                                       2004      1.040          1.114                 --
                                                       2003      0.756          1.040                 --
                                                       2002      1.000          0.756                 --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.220          1.274                 --
                                                       2006      1.105          1.220             30,872
                                                       2005      1.086          1.105             38,189
                                                       2004      1.020          1.086             52,267
                                                       2003      0.798          1.020             80,714
                                                       2002      1.000          0.798              9,207

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.604          1.666                 --
                                                       2006      1.393          1.604            307,543
                                                       2005      1.373          1.393            290,785
                                                       2004      1.241          1.373            139,195
                                                       2003      1.000          1.241             69,924

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.793          1.975                 --
                                                       2006      1.627          1.793            611,811
                                                       2005      1.531          1.627            695,119
                                                       2004      1.256          1.531            579,899
                                                       2003      1.000          1.256            184,059

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.097          1.131                 --
                                                       2005      1.075          1.097                 --
                                                       2004      1.009          1.075                 --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.429          1.489            116,452
                                                       2006      1.503          1.429            222,874

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.988          1.035                 --
                                                       2006      0.934          0.988            825,415

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.027          1.033            924,596

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.351          1.314            156,252
                                                       2006      1.269          1.351             90,298

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.139          1.109            698,065
                                                       2006      1.035          1.139            573,755

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.671          0.859            613,725
                                                       2006      0.655          0.671            386,705

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.279          1.132             47,848

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.194          1.247                 --
                                                       2006      1.131          1.194                 --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.300          1.364             91,232
                                                       2006      1.242          1.300             45,012

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.076          1.099             69,903
                                                       2006      1.001          1.076            208,394

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.071          1.058            947,864
                                                       2006      1.015          1.071            127,962

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.960          1.055            124,834
                                                       2006      0.973          0.960            161,496

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.294          1.415             16,629
                                                       2006      1.305          1.294                928

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.688          2.125             48,628

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.482          1.554            190,980

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.395          1.474            594,073
                                                       2006      1.264          1.395            476,839

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.020            478,049
                                                       2006      1.003          1.218            536,697

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200            467,936

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.570          1.619              4,709
                                                       2006      1.462          1.570              4,714

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.173          1.294                 --
                                                       2006      1.116          1.173              6,324

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.435          1.503            240,999
                                                       2006      1.388          1.435            140,064

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.979            919,079
                                                       2006      1.003          1.027            402,744

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.580          0.686            910,279
                                                       2006      0.595          0.580            972,237

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.253          1.308            227,540
                                                       2006      1.208          1.253            275,369

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.166          1.203            428,855
                                                       2006      1.142          1.166            129,005

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      0.765          0.723            486,918

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.832          0.849          1,260,761
                                                       2006      0.822          0.832          1,597,235

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.345          1.375            746,511
                                                       2006      1.313          1.345            961,336

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.074             38,414
                                                       2006      1.002          1.059             47,700

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.080            128,604
                                                       2006      1.001          1.041                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.048          1.079            450,376
                                                       2006      1.002          1.048            116,832

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.079          1,879,974
                                                       2006      1.002          1.053          1,137,572

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.079            390,395
                                                       2006      1.002          1.058            413,868

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.468          1.502         10,357,364
                                                       2006      1.375          1.468         11,377,250

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.050          1.096            206,808
                                                       2006      0.996          1.050            403,058

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.144          1,031,603
                                                       2006      0.998          1.067          1,100,035

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.151          1.194                 --
                                                       2006      1.085          1.151                 --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.071          1.099                 --
                                                       2006      1.036          1.071                 --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.133          1.142                 --
                                                       2005      1.121          1.133            181,676
                                                       2004      1.130          1.121            272,462
                                                       2003      1.141          1.130            606,702
                                                       2002      1.146          1.141            659,403
                                                       2001      1.000          1.146            311,856

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.112          1.175                 --
                                                       2005      1.071          1.112                 --
                                                       2004      1.036          1.071                 --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130                 --
                                                       2006      1.121          1.109            455,584
                                                       2005      1.118          1.121            507,343
                                                       2004      1.045          1.118            966,189
                                                       2003      1.000          1.045             66,862

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.227          1.310          3,593,841
                                                       2006      1.203          1.227          3,876,869
                                                       2005      1.195          1.203          4,170,974
                                                       2004      1.160          1.195          4,288,696
                                                       2003      1.125          1.160          4,958,737
                                                       2002      1.050          1.125          7,601,486
                                                       2001      1.000          1.050          1,040,045

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.875          0.948             31,826
                                                       2006      0.802          0.875             32,139
                                                       2005      0.761          0.802             32,678
                                                       2004      0.721          0.761             38,783
                                                       2003      0.556          0.721             39,926
                                                       2002      0.804          0.556             29,622
                                                       2001      1.000          0.804             14,734

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.377          1.490                 --
                                                       2006      1.098          1.377            212,109
                                                       2005      0.996          1.098            158,085
                                                       2004      0.873          0.996            146,052
                                                       2003      0.691          0.873            211,713
                                                       2002      0.855          0.691            322,648
                                                       2001      1.000          0.855             86,605

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.923          2.052                 --
                                                       2006      1.669          1.923            417,164
                                                       2005      1.588          1.669            463,651
                                                       2004      1.281          1.588            465,147
                                                       2003      0.871          1.281            572,206
                                                       2002      1.086          0.871            653,195
                                                       2001      1.000          1.086            141,792

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.914          0.973                 --
                                                       2005      0.856          0.914            169,742
                                                       2004      0.818          0.856            171,322
                                                       2003      0.644          0.818            221,463
                                                       2002      0.862          0.644            139,857
                                                       2001      1.000          0.862            898,773

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.166          1.242                 --
                                                       2005      1.183          1.166             45,018
                                                       2004      1.133          1.183             80,263
                                                       2003      0.914          1.133            118,626
                                                       2002      1.000          0.914             93,674
                                                       2001      1.000          1.000            909,851

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.377          1.503                 --
                                                       2005      1.247          1.377            243,296
                                                       2004      1.090          1.247            227,247
                                                       2003      0.830          1.090            219,879
                                                       2002      0.986          0.830             66,258
                                                       2001      1.000          0.986              7,202

  Travelers Equity Income Subaccount (11/99).........  2006      1.250          1.313                 --
                                                       2005      1.218          1.250            995,006
                                                       2004      1.129          1.218          1,068,502
                                                       2003      0.876          1.129          1,009,582
                                                       2002      1.037          0.876          1,084,598
                                                       2001      1.000          1.037            993,080

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.251          1.282                 --
                                                       2005      1.242          1.251            118,531
                                                       2004      1.146          1.242            128,538
                                                       2003      0.953          1.146            143,727
                                                       2002      0.936          0.953             77,295
                                                       2001      1.000          0.936             48,230

  Travelers Federated Stock Subaccount (5/00)........  2006      1.164          1.205                 --
                                                       2005      1.125          1.164            109,437
                                                       2004      1.036          1.125            101,534
                                                       2003      0.827          1.036            116,257
                                                       2002      1.044          0.827             63,998
                                                       2001      1.000          1.044             18,229

  Travelers Large Cap Subaccount (11/99).............  2006      0.798          0.822                 --
                                                       2005      0.747          0.798            781,209
                                                       2004      0.714          0.747            869,453
                                                       2003      0.583          0.714            855,552
                                                       2002      0.769          0.583            677,781
                                                       2001      1.000          0.769            439,291

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                 --
                                                       2005      1.007          1.076             33,731

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033                 --
                                                       2005      1.000          1.029                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.081                 --
                                                       2005      1.000          1.045                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.109                 --
                                                       2005      0.999          1.063            344,293

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.056                 --
                                                       2005      1.008          1.036            110,884

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.881          0.934                 --
                                                       2005      0.800          0.881            861,839
                                                       2004      0.703          0.800            783,000
                                                       2003      0.591          0.703            735,879
                                                       2002      0.803          0.591            698,259
                                                       2001      1.000          0.803            662,621

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.563          0.595                 --
                                                       2005      0.556          0.563          1,006,935
                                                       2004      0.496          0.556            224,455
                                                       2003      0.369          0.496            243,051
                                                       2002      0.734          0.369            281,572
                                                       2001      1.000          0.734            107,322

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.333          1.375                 --
                                                       2005      1.318          1.333         11,368,224
                                                       2004      1.204          1.318         11,877,187
                                                       2003      1.052          1.204         10,446,839
                                                       2002      1.131          1.052          7,540,877
                                                       2001      1.000          1.131          3,539,246

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.170          1.264                 --
                                                       2005      1.119          1.170            336,557
                                                       2004      0.993          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.902          1.035                 --
                                                       2005      0.838          0.902            380,664
                                                       2004      0.737          0.838            222,987
                                                       2003      0.584          0.737            138,766
                                                       2002      0.683          0.584             53,081
                                                       2001      1.000          0.683             25,354

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                 --
                                                       2005      1.325          1.379              6,594
                                                       2004      1.214          1.325              6,543
                                                       2003      1.000          1.214                 --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.116                 --
                                                       2005      1.000          1.061              2,137

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.375          1.388                 --
                                                       2005      1.350          1.375            137,201
                                                       2004      1.239          1.350             27,029
                                                       2003      1.055          1.239              2,981
                                                       2002      1.015          1.055             17,525
                                                       2001      1.000          1.015              7,608

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.220          1.208                 --
                                                       2005      1.222          1.220            279,043
                                                       2004      1.204          1.222            360,186
                                                       2003      1.146          1.204            439,841
                                                       2002      1.103          1.146            335,801
                                                       2001      1.000          1.103            227,168

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.725          0.756                 --
                                                       2005      0.724          0.725          1,165,219
                                                       2004      0.668          0.724          1,352,969
                                                       2003      0.513          0.668          1,595,899
                                                       2002      0.787          0.513          1,454,962
                                                       2001      1.000          0.787          1,336,240

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.305                 --
                                                       2005      1.032          1.134                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.269                 --
                                                       2005      1.000          1.107              9,121

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.076          1.036                 --
                                                       2005      1.050          1.076                 --
                                                       2004      0.990          1.050                 --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 1.80% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.245          1.194            462,061
                                                       2006      1.092          1.245            522,527
                                                       2005      1.068          1.092            560,677
                                                       2004      0.926          1.068            689,021
                                                       2003      0.721          0.926            722,215
                                                       2002      0.911          0.721            625,949
                                                       2001      1.000          0.911            158,937

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      0.876          0.967            140,562
                                                       2006      0.835          0.876            148,810
                                                       2005      0.788          0.835            158,132
                                                       2004      0.773          0.788            222,946
                                                       2003      0.626          0.773            237,911
                                                       2002      0.906          0.626            196,781
                                                       2001      1.000          0.906             26,673




           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.153                --
                                                       2006      1.000          1.078                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.199          1.258                --
                                                       2005      1.156          1.199                --
                                                       2004      1.113          1.156                --
                                                       2003      1.000          1.113                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.312          1.279                --
                                                       2005      1.163          1.312             9,868
                                                       2004      1.094          1.163             9,271
                                                       2003      1.000          1.094                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.753          1.976           199,582
                                                       2006      1.483          1.753           190,511
                                                       2005      1.324          1.483           192,656
                                                       2004      1.188          1.324           153,924
                                                       2003      1.000          1.188                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.568          1.729           364,768
                                                       2006      1.449          1.568           466,594
                                                       2005      1.270          1.449           472,693
                                                       2004      1.150          1.270           479,818
                                                       2003      1.000          1.150            44,022

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.507         1,389,509
                                                       2006      1.292          1.461         1,535,674
                                                       2005      1.244          1.292         1,549,452
                                                       2004      1.148          1.244         1,427,039
                                                       2003      1.000          1.148             6,912

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.560          1.542                --
                                                       2005      1.344          1.560            69,179
                                                       2004      1.146          1.344                --
                                                       2003      1.000          1.146                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.454          2.568                --
                                                       2006      1.886          2.454                --
                                                       2005      1.502          1.886                --
                                                       2004      1.224          1.502                --
                                                       2003      1.000          1.224                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.552          2.021                --
                                                       2005      1.475          1.552           129,943
                                                       2004      1.144          1.475                --
                                                       2003      1.000          1.144                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.345          1.414                --
                                                       2006      1.176          1.345                --
                                                       2005      1.148          1.176                --
                                                       2004      1.113          1.148                --
                                                       2003      1.000          1.113                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.329          1.160                --
                                                       2006      1.305          1.329                --
                                                       2005      1.256          1.305                --
                                                       2004      1.149          1.256                --
                                                       2003      1.000          1.149                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                --
                                                       2005      1.204          1.302            10,550
                                                       2004      1.074          1.204                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.299          1.447                --
                                                       2005      1.202          1.299            22,867
                                                       2004      1.067          1.202                --
                                                       2003      1.049          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.617          1.862                --
                                                       2006      1.478          1.617                --
                                                       2005      1.291          1.478                --
                                                       2004      1.142          1.291                --
                                                       2003      1.000          1.142                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.456          1.525                --
                                                       2006      1.303          1.456                --
                                                       2005      1.100          1.303                --
                                                       2004      1.106          1.100                --
                                                       2003      1.000          1.106                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.876          2.124           149,854
                                                       2006      1.700          1.876           151,053
                                                       2005      1.467          1.700           150,707
                                                       2004      1.199          1.467            47,014
                                                       2003      1.000          1.199                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.342          1.560                --
                                                       2005      1.236          1.342            82,653
                                                       2004      1.118          1.236            29,759
                                                       2003      1.000          1.118                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.434          3.077           152,885
                                                       2006      1.936          2.434           175,387
                                                       2005      1.547          1.936           175,863
                                                       2004      1.264          1.547           120,614
                                                       2003      1.000          1.264                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.765          2.001            34,313
                                                       2006      1.481          1.765            67,492
                                                       2005      1.369          1.481            69,043
                                                       2004      1.176          1.369            49,391
                                                       2003      1.000          1.176                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.415          1.692                --
                                                       2005      1.324          1.415             3,963
                                                       2004      1.162          1.324                --
                                                       2003      1.000          1.162                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.061          1.084                --
                                                       2005      1.067          1.061                --
                                                       2004      0.997          1.067                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.211          1.250                --
                                                       2005      1.146          1.211                --
                                                       2004      1.078          1.146                --
                                                       2003      1.000          1.078                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.443          1.724                --
                                                       2006      1.382          1.443                --
                                                       2005      1.253          1.382                --
                                                       2004      1.118          1.253                --
                                                       2003      1.000          1.118                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.374          1.641                --
                                                       2006      1.298          1.374                --
                                                       2005      1.185          1.298                --
                                                       2004      1.200          1.185                --
                                                       2003      1.000          1.200                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.407          1.510                --
                                                       2006      1.215          1.407                --
                                                       2005      1.172          1.215                --
                                                       2004      1.142          1.172                --
                                                       2003      1.000          1.142                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.352          1.514                --
                                                       2005      1.324          1.352            16,111
                                                       2004      1.174          1.324             8,143
                                                       2003      1.000          1.174                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.487          1.431            89,884

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.422          1.469            95,649

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.415          1.458           148,013
                                                       2006      1.252          1.415           193,468
                                                       2005      1.224          1.252           193,468
                                                       2004      1.131          1.224           149,335
                                                       2003      1.000          1.131                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.524          1.457            58,393

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.510          1.540             3,595
                                                       2006      1.301          1.510             4,579
                                                       2005      1.244          1.301             5,671
                                                       2004      1.148          1.244             6,842
                                                       2003      1.000          1.148                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.264          1.263            10,206

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.594          1.722            25,107
                                                       2006      1.440          1.594            23,159
                                                       2005      1.399          1.440            23,159
                                                       2004      1.238          1.399            23,159
                                                       2003      1.000          1.238            23,159

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.170          1.274                --
                                                       2006      1.107          1.170                --
                                                       2005      1.080          1.107                --
                                                       2004      1.000          1.080                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.013                --
                                                       2006      0.996          1.018                --
                                                       2005      0.991          0.996                --
                                                       2004      0.998          0.991                --
                                                       2003      1.000          0.998                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.475          1.546                --
                                                       2006      1.272          1.475                --
                                                       2005      1.245          1.272                --
                                                       2004      1.171          1.245                --
                                                       2003      1.000          1.171                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.213          1.263                --
                                                       2006      1.186          1.213                --
                                                       2005      1.148          1.186                --
                                                       2004      1.163          1.148                --
                                                       2003      1.000          1.163                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.444          1.493                --
                                                       2006      1.324          1.444                --
                                                       2005      1.227          1.324                --
                                                       2004      1.146          1.227                --
                                                       2003      1.000          1.146                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.345          1.404                --
                                                       2006      1.219          1.345                --
                                                       2005      1.198          1.219                --
                                                       2004      1.126          1.198                --
                                                       2003      1.000          1.126                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.473          1.529                --
                                                       2006      1.279          1.473            50,463
                                                       2005      1.262          1.279            50,469
                                                       2004      1.141          1.262             7,853
                                                       2003      1.000          1.141             1,380

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.649          1.816                --
                                                       2006      1.497          1.649           244,771
                                                       2005      1.409          1.497           245,762
                                                       2004      1.157          1.409           142,694
                                                       2003      1.000          1.157            21,860

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.096          1.130                --
                                                       2005      1.075          1.096                --
                                                       2004      1.009          1.075                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.536          1.599                --
                                                       2006      1.615          1.536                --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.284          1.295                --
                                                       2006      1.220          1.284                --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.531          1.604                --
                                                       2006      1.448          1.531                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.590          1.600                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.350          1.312                --
                                                       2006      1.268          1.350                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.789          1.741            28,571
                                                       2006      1.626          1.789            29,585

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.579          2.021                --
                                                       2006      1.542          1.579                --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.278          1.131                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.192          1.244                --
                                                       2006      1.130          1.192                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.265          1.327                --
                                                       2006      1.209          1.265                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.076          1.098                --
                                                       2006      1.001          1.076                --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.057           255,570
                                                       2006      1.015          1.070                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.332          1.464           150,905
                                                       2006      1.351          1.332           152,266

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.292          1.413                --
                                                       2006      1.304          1.292                --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.552          3.211                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.002          2.099            37,791

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.393          1.472            23,992
                                                       2006      1.262          1.393            23,999

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.019            57,174
                                                       2006      1.003          1.218           306,869

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200             6,699

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.457          1.502                --
                                                       2006      1.357          1.457                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.172          1.293                --
                                                       2006      1.115          1.172                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.249          1.308            38,036
                                                       2006      1.208          1.249            22,356

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.978           174,034
                                                       2006      1.003          1.027            56,360

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.323          1.563                --
                                                       2006      1.357          1.323                --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.065          1.111                --
                                                       2006      1.027          1.065                --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.026          1.058                --
                                                       2006      1.005          1.026                --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.346          1.273                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.307          1.334                --
                                                       2006      1.292          1.307                --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.348          1.377                --
                                                       2006      1.316          1.348                --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.073                --
                                                       2006      1.002          1.059                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.079                --
                                                       2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.078            27,695
                                                       2006      1.002          1.047            27,695

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.078                --
                                                       2006      1.002          1.053                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.078           464,459
                                                       2006      1.002          1.058           421,937

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.314          1.344            40,340
                                                       2006      1.231          1.314            59,180

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.049          1.095            19,894
                                                       2006      0.996          1.049            20,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.143            12,522
                                                       2006      0.998          1.067            12,421

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.150          1.192                --
                                                       2006      1.084          1.150                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.069          1.097                --
                                                       2006      1.035          1.069                --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.997          1.005                --
                                                       2005      0.987          0.997                --
                                                       2004      0.995          0.987                --
                                                       2003      1.000          0.995                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.111          1.173                --
                                                       2005      1.071          1.111                --
                                                       2004      1.036          1.071                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130                --
                                                       2006      1.122          1.109            38,942
                                                       2005      1.119          1.122            38,952
                                                       2004      1.047          1.119            15,246
                                                       2003      1.000          1.047             1,446

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.082          1.156            73,288
                                                       2006      1.062          1.082            98,403
                                                       2005      1.056          1.062            98,403
                                                       2004      1.025          1.056            36,092
                                                       2003      1.000          1.025            25,954

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.366          1.480                --
                                                       2006      1.253          1.366                --
                                                       2005      1.190          1.253                --
                                                       2004      1.127          1.190                --
                                                       2003      1.000          1.127                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.861          2.013                --
                                                       2006      1.484          1.861                --
                                                       2005      1.348          1.484                --
                                                       2004      1.181          1.348                --
                                                       2003      1.000          1.181                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.855          1.979                --
                                                       2006      1.611          1.855            96,041
                                                       2005      1.533          1.611            96,396
                                                       2004      1.237          1.533             7,466
                                                       2003      1.000          1.237                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.270          1.351                --
                                                       2005      1.189          1.270           152,266
                                                       2004      1.138          1.189           152,252
                                                       2003      1.000          1.138                --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.135          1.209                --
                                                       2005      1.152          1.135                --
                                                       2004      1.104          1.152                --
                                                       2003      1.000          1.104                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.480          1.615                --
                                                       2005      1.341          1.480                --
                                                       2004      1.173          1.341                --
                                                       2003      1.000          1.173                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.254          1.316                --
                                                       2005      1.223          1.254                --
                                                       2004      1.133          1.223                --
                                                       2003      1.000          1.133                --

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.191          1.220                --
                                                       2005      1.183          1.191                --
                                                       2004      1.092          1.183                --
                                                       2003      1.000          1.092                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated Stock Subaccount (5/00)........  2006      1.287          1.332                --
                                                       2005      1.245          1.287                --
                                                       2004      1.147          1.245                --
                                                       2003      1.000          1.147                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.254          1.292                --
                                                       2005      1.176          1.254                --
                                                       2004      1.124          1.176                --
                                                       2003      1.000          1.124                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                --
                                                       2005      1.007          1.076                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032                --
                                                       2005      1.000          1.029                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.081                --
                                                       2005      1.000          1.044                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108                --
                                                       2005      0.999          1.063           381,359

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055                --
                                                       2005      1.008          1.036            26,298

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.365          1.448                --
                                                       2005      1.241          1.365                --
                                                       2004      1.091          1.241                --
                                                       2003      1.000          1.091                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.284          1.357                --
                                                       2005      1.269          1.284                --
                                                       2004      1.133          1.269                --
                                                       2003      1.000          1.133                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.194          1.231                --
                                                       2005      1.181          1.194            61,038
                                                       2004      1.080          1.181            65,315
                                                       2003      1.000          1.080             8,740

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.169          1.262                --
                                                       2005      1.119          1.169            24,007
                                                       2004      0.993          1.119            12,670

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.417          1.626                --
                                                       2005      1.318          1.417            30,763
                                                       2004      1.160          1.318            31,131
                                                       2003      1.000          1.160            21,973

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.280          1.357                --
                                                       2005      1.231          1.280                --
                                                       2004      1.128          1.231                --
                                                       2003      1.000          1.128                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.115                --
                                                       2005      1.000          1.061                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.197          1.208                --
                                                       2005      1.176          1.197            22,356
                                                       2004      1.080          1.176                --
                                                       2003      1.000          1.080                --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.037          1.027                --
                                                       2005      1.039          1.037                --
                                                       2004      1.025          1.039                --
                                                       2003      1.000          1.025                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.211          1.263                --
                                                       2005      1.209          1.211                --
                                                       2004      1.118          1.209                --
                                                       2003      1.000          1.118                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304                --
                                                       2005      1.032          1.134                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268                --
                                                       2005      1.000          1.107                --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.075          1.035                --
                                                       2005      1.049          1.075                --
                                                       2004      0.990          1.049                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.526          1.463                --
                                                       2006      1.340          1.526                --
                                                       2005      1.311          1.340                --
                                                       2004      1.137          1.311                --
                                                       2003      1.000          1.137                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      1.282          1.415                --
                                                       2006      1.223          1.282                --
                                                       2005      1.155          1.223                --
                                                       2004      1.134          1.155                --
                                                       2003      1.000          1.134                --




           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.153               --
                                                       2006      1.000          1.078               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.043          1.094               --
                                                       2005      1.000          1.043               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.159          1.130               --
                                                       2005      1.000          1.159               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.324          1.491          197,993
                                                       2006      1.120          1.324          181,275
                                                       2005      1.000          1.120          168,933

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.240          1.367          428,012
                                                       2006      1.147          1.240          423,851
                                                       2005      1.000          1.147          313,562

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.178          1.214          428,828
                                                       2006      1.042          1.178          429,613
                                                       2005      1.000          1.042          376,426

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.169          1.156               --
                                                       2005      1.000          1.169               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      1.589          1.663               --
                                                       2006      1.222          1.589               --
                                                       2005      1.000          1.222               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.087          1.415               --
                                                       2005      1.000          1.087           66,535

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.154          1.213               --
                                                       2006      1.010          1.154               --
                                                       2005      1.000          1.010               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.080          0.943               --
                                                       2006      1.061          1.080               --
                                                       2005      1.000          1.061               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.080          1.173               --
                                                       2005      1.000          1.080               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.106          1.232               --
                                                       2005      1.000          1.106               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.240          1.427               --
                                                       2006      1.134          1.240               --
                                                       2005      1.000          1.134               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.318          1.380               --
                                                       2006      1.180          1.318               --
                                                       2005      1.000          1.180               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.259          1.425           65,873
                                                       2006      1.142          1.259           65,873
                                                       2005      1.000          1.142           13,430

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.083          1.258               --
                                                       2005      1.000          1.083          162,991

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.523          1.924           46,682
                                                       2006      1.211          1.523           29,157
                                                       2005      1.000          1.211            3,626

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.281          1.451          115,660
                                                       2006      1.075          1.281          112,602
                                                       2005      1.000          1.075           24,059

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.065          1.273               --
                                                       2005      1.000          1.065               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      0.989          1.011               --
                                                       2005      1.000          0.989               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.061          1.095               --
                                                       2005      1.000          1.061               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.183          1.412               --
                                                       2006      1.134          1.183               --
                                                       2005      1.000          1.134               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.191          1.422               --
                                                       2006      1.126          1.191               --
                                                       2005      1.000          1.126               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.207          1.295               --
                                                       2006      1.043          1.207               --
                                                       2005      1.000          1.043               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.032          1.155               --
                                                       2005      1.000          1.032               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.227          1.181           17,481

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.179          1.218            8,391

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.162          1.196               --
                                                       2006      1.029          1.162               --
                                                       2005      1.000          1.029               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.241          1.186            2,797

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.217          1.240            2,667
                                                       2006      1.049          1.217            2,670
                                                       2005      1.000          1.049            2,673

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.122          1.121           35,844

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.192          1.287           41,790
                                                       2006      1.078          1.192               --
                                                       2005      1.000          1.078               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.106          1.203               --
                                                       2006      1.047          1.106               --
                                                       2005      1.000          1.047               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.025          1.020               --
                                                       2006      1.004          1.025               --
                                                       2005      1.000          1.004               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.201          1.259               --
                                                       2006      1.036          1.201               --
                                                       2005      1.000          1.036               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.081          1.125               --
                                                       2006      1.058          1.081               --
                                                       2005      1.000          1.058               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.191          1.232               --
                                                       2006      1.093          1.191               --
                                                       2005      1.000          1.093               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.136          1.185               --
                                                       2006      1.030          1.136               --
                                                       2005      1.000          1.030               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.182          1.227               --
                                                       2006      1.027          1.182          101,240
                                                       2005      1.000          1.027           92,966

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.185          1.305               --
                                                       2006      1.076          1.185           51,794
                                                       2005      1.000          1.076           51,824

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.020          1.051               --
                                                       2005      1.000          1.020               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.137          1.183               --
                                                       2006      1.196          1.137               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.078          1.087               --
                                                       2006      1.025          1.078               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.225          1.283               --
                                                       2006      1.159          1.225               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.272          1.279               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.348          1.310               --
                                                       2006      1.268          1.348               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.351          1.314           47,798
                                                       2006      1.229          1.351           28,638

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.183          1.514               --
                                                       2006      1.156          1.183               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.277          1.129               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.109          1.157               --
                                                       2006      1.051          1.109               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.114          1.167               --
                                                       2006      1.065          1.114               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.075          1.097               --
                                                       2006      1.001          1.075               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.056           57,389
                                                       2006      1.015          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.135          1.247               --
                                                       2006      1.152          1.135               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.291          1.411               --
                                                       2006      1.304          1.291               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.653          2.079               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.482          1.553               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.236          1.305           74,165
                                                       2006      1.120          1.236           44,940

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.018           95,350
                                                       2006      1.003          1.218           81,292

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.004          1.061            7,942

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.191          1.227               --
                                                       2006      1.110          1.191               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.171          1.291               --
                                                       2006      1.115          1.171               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.052          1.101           22,477
                                                       2006      1.018          1.052           22,477

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.977           46,819
                                                       2006      1.003          1.027               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.080          1.275           46,380
                                                       2006      1.108          1.080           38,929

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.018          1.062               --
                                                       2006      0.982          1.018               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.038          1.070               --
                                                       2006      1.017          1.038               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.185          1.120               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.122          1.144               --
                                                       2006      1.109          1.122               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.108          1.132           36,384
                                                       2006      1.082          1.108           36,393

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.058          1.072               --
                                                       2006      1.002          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.078               --
                                                       2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.077          249,695
                                                       2006      1.002          1.047          249,695

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.077           53,095
                                                       2006      1.002          1.052           90,721

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.077          149,081
                                                       2006      1.002          1.057          149,081

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.113          1.137           87,785
                                                       2006      1.043          1.113           87,816

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.049          1.094            8,457
                                                       2006      0.996          1.049            8,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.142            8,319
                                                       2006      0.998          1.067               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.072          1.111               --
                                                       2006      1.011          1.072               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      0.995          1.020               --
                                                       2006      0.963          0.995               --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.009          1.017               --
                                                       2005      1.000          1.009               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.044          1.102               --
                                                       2005      1.000          1.044               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      0.981          0.999               --
                                                       2006      0.993          0.981            7,942
                                                       2005      1.000          0.993            7,946

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.020          1.088           56,607
                                                       2006      1.001          1.020           56,633
                                                       2005      1.000          1.001           76,851

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.166          1.262               --
                                                       2006      1.070          1.166               --
                                                       2005      1.000          1.070               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.377          1.490               --
                                                       2006      1.099          1.377               --
                                                       2005      1.000          1.099               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.216          1.297               --
                                                       2006      1.056          1.216           39,275
                                                       2005      1.000          1.056           13,937

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.083          1.152               --
                                                       2005      1.000          1.083               --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.000          1.065               --
                                                       2005      1.000          1.000               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.096          1.196               --
                                                       2005      1.000          1.096               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.031          1.082               --
                                                       2005      1.000          1.031           36,401

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.001          1.025               --
                                                       2005      1.000          1.001               --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.033          1.068               --
                                                       2005      1.000          1.033               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.077          1.109               --
                                                       2005      1.000          1.077               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.142               --
                                                       2005      1.007          1.075               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032               --
                                                       2005      1.000          1.029               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.080               --
                                                       2005      1.000          1.044               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108               --
                                                       2005      0.999          1.063               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055               --
                                                       2005      1.008          1.036          237,205

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.092          1.159               --
                                                       2005      1.000          1.092               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.048          1.108               --
                                                       2005      1.000          1.048           29,365

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.011          1.043               --
                                                       2005      1.000          1.011           69,569

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.038          1.120               --
                                                       2005      1.000          1.038               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.071          1.229               --
                                                       2005      1.000          1.071           28,661

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.047          1.110               --
                                                       2005      1.000          1.047               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.115               --
                                                       2005      1.000          1.060               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.009          1.018               --
                                                       2005      1.000          1.009           22,476

  Travelers Quality Bond Subaccount (5/00)...........  2006      0.992          0.982               --
                                                       2005      1.000          0.992               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.046          1.090               --
                                                       2005      1.000          1.046               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304               --
                                                       2005      1.032          1.134               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.268               --
                                                       2005      1.000          1.106               --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.000          0.963               --
                                                       2005      1.000          1.000               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.175          1.125               --
                                                       2006      1.031          1.175               --
                                                       2005      1.000          1.031               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      1.126          1.242               --
                                                       2006      1.074          1.126               --
                                                       2005      1.000          1.074               --

         PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 2.00% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.077          1.152               --
                                                       2006      1.000          1.077               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.268          1.330               --
                                                       2005      1.224          1.268               --
                                                       2004      1.181          1.224               --
                                                       2003      0.963          1.181               --
                                                       2002      1.000          0.963               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334               --
                                                       2005      1.217          1.370               --
                                                       2004      1.146          1.217               --
                                                       2003      0.948          1.146               --
                                                       2002      1.000          0.948               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.917          2.158           35,121
                                                       2006      1.624          1.917           35,126
                                                       2005      1.452          1.624           33,966
                                                       2004      1.305          1.452           23,757
                                                       2003      0.984          1.305           14,210
                                                       2002      1.000          0.984               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.748          1.925           45,095
                                                       2006      1.618          1.748           45,099
                                                       2005      1.420          1.618           43,539
                                                       2004      1.288          1.420           29,816
                                                       2003      0.961          1.288           18,424
                                                       2002      1.000          0.961               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.598          1.645           17,467
                                                       2006      1.415          1.598           17,480
                                                       2005      1.364          1.415           17,494
                                                       2004      1.261          1.364           17,509
                                                       2003      0.971          1.261           12,992
                                                       2002      1.000          0.971               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.610          1.591               --
                                                       2005      1.389          1.610            3,713
                                                       2004      1.186          1.389            4,177
                                                       2003      0.968          1.186            8,793
                                                       2002      1.000          0.968               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.744          2.871               --
                                                       2006      2.112          2.744               --
                                                       2005      1.684          2.112               --
                                                       2004      1.375          1.684               --
                                                       2003      0.982          1.375               --
                                                       2002      1.000          0.982               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.787          2.323               --
                                                       2005      1.701          1.787               --
                                                       2004      1.321          1.701               --
                                                       2003      1.005          1.321               --
                                                       2002      1.000          1.005               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.387          1.456               --
                                                       2006      1.215          1.387               --
                                                       2005      1.187          1.215               --
                                                       2004      1.153          1.187               --
                                                       2003      0.971          1.153               --
                                                       2002      1.000          0.971               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.451          1.265            5,215
                                                       2006      1.427          1.451            4,412
                                                       2005      1.375          1.427            4,217
                                                       2004      1.260          1.375            4,086
                                                       2003      0.976          1.260            8,127
                                                       2002      1.000          0.976               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298               --
                                                       2004      1.074          1.202               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.000          1.067               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.756          2.018               --
                                                       2006      1.607          1.756               --
                                                       2005      1.406          1.607               --
                                                       2004      1.245          1.406               --
                                                       2003      0.991          1.245               --
                                                       2002      1.000          0.991               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.530          1.600               --
                                                       2006      1.371          1.530               --
                                                       2005      1.159          1.371               --
                                                       2004      1.167          1.159               --
                                                       2003      0.953          1.167               --
                                                       2002      1.000          0.953               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.082          2.353               --
                                                       2006      1.889          2.082               --
                                                       2005      1.633          1.889           18,885
                                                       2004      1.336          1.633           12,999
                                                       2003      0.986          1.336            9,625
                                                       2002      1.000          0.986               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693               --
                                                       2005      1.347          1.459            3,077
                                                       2004      1.220          1.347            3,116
                                                       2003      0.994          1.220            3,153
                                                       2002      1.000          0.994               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.765          3.490               --
                                                       2006      2.202          2.765               --
                                                       2005      1.763          2.202               --
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.914          2.166           21,921
                                                       2006      1.608          1.914           21,921
                                                       2005      1.489          1.608               --
                                                       2004      1.281          1.489               --
                                                       2003      0.989          1.281               --
                                                       2002      1.000          0.989               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.535          1.833               --
                                                       2005      1.438          1.535               --
                                                       2004      1.265          1.438               --
                                                       2003      0.976          1.265               --
                                                       2002      1.000          0.976               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.058          1.081               --
                                                       2005      1.066          1.058               --
                                                       2004      0.997          1.066               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.241          1.281               --
                                                       2005      1.176          1.241               --
                                                       2004      1.108          1.176               --
                                                       2003      0.994          1.108               --
                                                       2002      1.000          0.994               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.571          1.874               --
                                                       2006      1.507          1.571               --
                                                       2005      1.369          1.507               --
                                                       2004      1.223          1.369               --
                                                       2003      0.988          1.223               --
                                                       2002      1.000          0.988               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.545          1.843               --
                                                       2006      1.461          1.545               --
                                                       2005      1.337          1.461               --
                                                       2004      1.356          1.337               --
                                                       2003      0.944          1.356               --
                                                       2002      1.000          0.944               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.456          1.561               --
                                                       2006      1.259          1.456               --
                                                       2005      1.217          1.259               --
                                                       2004      1.188          1.217               --
                                                       2003      0.980          1.188               --
                                                       2002      1.000          0.980               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527               --
                                                       2004      1.330          1.498               --
                                                       2003      1.000          1.330               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.631          1.569           11,855

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.506          1.555               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.509          1.551               --
                                                       2006      1.337          1.509               --
                                                       2005      1.308          1.337               --
                                                       2004      1.211          1.308               --
                                                       2003      0.967          1.211               --
                                                       2002      1.000          0.967               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.701          1.625            9,575

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.628          1.658               --
                                                       2006      1.405          1.628               --
                                                       2005      1.345          1.405               --
                                                       2004      1.243          1.345               --
                                                       2003      0.958          1.243               --
                                                       2002      1.000          0.958               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.472          1.469               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.815          1.957               --
                                                       2006      1.642          1.815               --
                                                       2005      1.597          1.642               --
                                                       2004      1.415          1.597               --
                                                       2003      0.970          1.415               --
                                                       2002      1.000          0.970               --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.165          1.267               --
                                                       2006      1.104          1.165               --
                                                       2005      1.079          1.104               --
                                                       2004      1.000          1.079               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.013          1.006               --
                                                       2006      0.993          1.013               --
                                                       2005      0.989          0.993               --
                                                       2004      0.998          0.989               --
                                                       2003      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.640          1.718               --
                                                       2006      1.417          1.640            9,474
                                                       2005      1.389          1.417            9,670
                                                       2004      1.308          1.389            9,553
                                                       2003      0.960          1.308            9,550
                                                       2002      1.000          0.960               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.413          1.470               --
                                                       2006      1.383          1.413               --
                                                       2005      1.341          1.383               --
                                                       2004      1.361          1.341               --
                                                       2003      0.961          1.361               --
                                                       2002      1.000          0.961               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.635          1.691               --
                                                       2006      1.502          1.635            1,240
                                                       2005      1.394          1.502            1,300
                                                       2004      1.304          1.394            1,332
                                                       2003      0.949          1.304            6,047
                                                       2002      1.000          0.949               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.467          1.531               --
                                                       2006      1.332          1.467               --
                                                       2005      1.311          1.332               --
                                                       2004      1.234          1.311               --
                                                       2003      0.967          1.234               --
                                                       2002      1.000          0.967               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.592          1.653               --
                                                       2006      1.385          1.592               --
                                                       2005      1.369          1.385               --
                                                       2004      1.239          1.369               --
                                                       2003      1.000          1.239               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.780          1.960               --
                                                       2006      1.618          1.780               --
                                                       2005      1.525          1.618               --
                                                       2004      1.255          1.525               --
                                                       2003      1.000          1.255               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.093          1.126               --
                                                       2005      1.074          1.093               --
                                                       2004      1.009          1.074               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.669          1.735               --
                                                       2006      1.758          1.669               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.410          1.420            4,674
                                                       2006      1.341          1.410           20,231

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2007      1.410          1.420               --
                                                       2006      1.341          1.410               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.615          1.691               --
                                                       2006      1.529          1.615               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.677          1.685               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.346          1.307               --
                                                       2006      1.266          1.346               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.938          1.883               --
                                                       2006      1.764          1.938               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.626          2.080            3,322
                                                       2006      1.591          1.626            3,916

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.274          1.126               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.187          1.237               --
                                                       2006      1.126          1.187               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.405          1.471               --
                                                       2006      1.344          1.405               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.075          1.095            4,508
                                                       2006      1.001          1.075            4,460

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.054               --
                                                       2006      1.015          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.429          1.567               --
                                                       2006      1.450          1.429               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.289          1.408               --
                                                       2006      1.303          1.289               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.853          3.585               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.113          2.213               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.387          1.463               --
                                                       2006      1.259          1.387               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.217          1.016               --
                                                       2006      1.003          1.217               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.126          1.189               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.559          1.604               --
                                                       2006      1.453          1.559               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.169          1.289               --
                                                       2006      1.114          1.169               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.422           20,063
                                                       2006      1.317          1.360           20,063

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.975               --
                                                       2006      1.003          1.026               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.521          1.795               --
                                                       2006      1.562          1.521               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.100          1.146               --
                                                       2006      1.061          1.100               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.013          1.043               --
                                                       2006      0.993          1.013               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.411          1.332               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.367          1.393               --
                                                       2006      1.352          1.367               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.459          1.489               --
                                                       2006      1.426          1.459               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.070               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.076               --
                                                       2006      1.001          1.040               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.075               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.076               --
                                                       2006      1.002          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.075               --
                                                       2006      1.002          1.057               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.365          1.393           85,919
                                                       2006      1.280          1.365           85,924

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.048          1.092               --
                                                       2006      0.996          1.048               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.140               --
                                                       2006      0.998          1.066               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.145          1.187               --
                                                       2006      1.081          1.145               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)........................  2007      1.065          1.091               --
                                                       2006      1.032          1.065               --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.986          0.993               --
                                                       2005      0.978          0.986               --
                                                       2004      0.987          0.978               --
                                                       2003      1.000          0.987               --
                                                       2002      1.000          1.000               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.109          1.170               --
                                                       2005      1.070          1.109               --
                                                       2004      1.035          1.070               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.101          1.121               --
                                                       2006      1.115          1.101               --
                                                       2005      1.114          1.115               --
                                                       2004      1.044          1.114               --
                                                       2003      1.000          1.044               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.095          1.167           36,373
                                                       2006      1.076          1.095           36,588
                                                       2005      1.071          1.076           35,267
                                                       2004      1.042          1.071           25,374
                                                       2003      1.012          1.042           24,369
                                                       2002      1.000          1.012               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.496          1.618               --
                                                       2006      1.374          1.496               --
                                                       2005      1.307          1.374               --
                                                       2004      1.240          1.307               --
                                                       2003      0.958          1.240               --
                                                       2002      1.000          0.958               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.965          2.124               --
                                                       2006      1.569          1.965               --
                                                       2005      1.427          1.569               --
                                                       2004      1.253          1.427               --
                                                       2003      0.994          1.253               --
                                                       2002      1.000          0.994               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.138          2.281               --
                                                       2006      1.860          2.138               --
                                                       2005      1.773          1.860               --
                                                       2004      1.433          1.773               --
                                                       2003      0.977          1.433               --
                                                       2002      1.000          0.977               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.364          1.450               --
                                                       2005      1.279          1.364               --
                                                       2004      1.226          1.279               --
                                                       2003      0.967          1.226               --
                                                       2002      1.000          0.967               --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.263          1.344               --
                                                       2005      1.284          1.263               --
                                                       2004      1.232          1.284               --
                                                       2003      0.996          1.232               --
                                                       2002      1.000          0.996               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.611          1.758               --
                                                       2005      1.462          1.611               --
                                                       2004      1.281          1.462               --
                                                       2003      0.977          1.281               --
                                                       2002      1.000          0.977               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426               --
                                                       2005      1.327          1.359               --
                                                       2004      1.232          1.327               --
                                                       2003      0.958          1.232               --
                                                       2002      1.000          0.958               --

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.309          1.341               --
                                                       2005      1.303          1.309               --
                                                       2004      1.204          1.303               --
                                                       2003      1.003          1.204               --
                                                       2002      1.000          1.003               --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.368          1.415               --
                                                       2005      1.325          1.368               --
                                                       2004      1.223          1.325               --
                                                       2003      0.978          1.223               --
                                                       2002      1.000          0.978               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352               --
                                                       2005      1.233          1.314               --
                                                       2004      1.181          1.233               --
                                                       2003      0.967          1.181               --
                                                       2002      1.000          0.967               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.141               --
                                                       2005      1.007          1.075               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031               --
                                                       2005      1.000          1.028               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.079               --
                                                       2005      1.000          1.044               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106               --
                                                       2005      0.999          1.062               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054               --
                                                       2005      1.008          1.035               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529               --
                                                       2005      1.313          1.442               --
                                                       2004      1.156          1.313               --
                                                       2003      0.973          1.156               --
                                                       2002      1.000          0.973               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.478          1.562               --
                                                       2005      1.463          1.478               --
                                                       2004      1.308          1.463               --
                                                       2003      0.974          1.308               --
                                                       2002      1.000          0.974               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.242          1.280               --
                                                       2005      1.230          1.242           82,303
                                                       2004      1.126          1.230           53,215
                                                       2003      0.986          1.126           34,407
                                                       2002      1.000          0.986               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.166          1.259               --
                                                       2005      1.118          1.166               --
                                                       2004      0.993          1.118               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.537          1.764               --
                                                       2005      1.432          1.537               --
                                                       2004      1.262          1.432               --
                                                       2003      1.001          1.262               --
                                                       2002      1.000          1.001               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.000          1.212               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (A) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114               --
                                                       2005      1.000          1.060               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.306          1.317               --
                                                       2005      1.285          1.306               --
                                                       2004      1.181          1.285               --
                                                       2003      1.008          1.181               --
                                                       2002      1.000          1.008               --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.073          1.061               --
                                                       2005      1.077          1.073               --
                                                       2004      1.063          1.077               --
                                                       2003      1.014          1.063               --
                                                       2002      1.000          1.014               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418               --
                                                       2005      1.361          1.361               --
                                                       2004      1.260          1.361               --
                                                       2003      0.969          1.260               --
                                                       2002      1.000          0.969               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303               --
                                                       2005      1.032          1.133               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266               --
                                                       2005      1.000          1.105               --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.072          1.032               --
                                                       2005      1.048          1.072               --
                                                       2004      0.989          1.048               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.669          1.598               --
                                                       2006      1.467          1.669               --
                                                       2005      1.438          1.467               --
                                                       2004      1.249          1.438               --
                                                       2003      0.974          1.249               --
                                                       2002      1.000          0.974               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      1.340          1.477               --
                                                       2006      1.280          1.340               --
                                                       2005      1.211          1.280               --
                                                       2004      1.190          1.211               --
                                                       2003      0.966          1.190               --
                                                       2002      1.000          0.966               --

         PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 2.00% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.077          1.152                --
                                                       2006      1.000          1.077             6,213

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.268          1.330                --
                                                       2005      1.224          1.268             4,676
                                                       2004      1.181          1.224            12,413
                                                       2003      0.963          1.181            17,759
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334                --
                                                       2005      1.217          1.370           104,732
                                                       2004      1.146          1.217           215,603
                                                       2003      0.948          1.146           140,484
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.917          2.158           499,634
                                                       2006      1.624          1.917           628,631
                                                       2005      1.452          1.624           576,073
                                                       2004      1.305          1.452           568,405
                                                       2003      0.984          1.305           230,499
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.748          1.925         1,995,283
                                                       2006      1.618          1.748         2,262,900
                                                       2005      1.420          1.618         2,311,340
                                                       2004      1.288          1.420         2,174,558
                                                       2003      0.961          1.288         1,570,074
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.598          1.645         2,158,603
                                                       2006      1.415          1.598         2,334,870
                                                       2005      1.364          1.415         2,450,277
                                                       2004      1.261          1.364         2,464,499
                                                       2003      0.971          1.261         1,651,863
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.610          1.591                --
                                                       2005      1.389          1.610           108,294
                                                       2004      1.186          1.389           116,560
                                                       2003      0.968          1.186            78,193
                                                       2002      1.000          0.968                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.744          2.871                --
                                                       2006      2.112          2.744             5,490
                                                       2005      1.684          2.112             4,145
                                                       2004      1.375          1.684             4,145
                                                       2003      0.982          1.375                --
                                                       2002      1.000          0.982                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.787          2.323                --
                                                       2005      1.701          1.787            49,108
                                                       2004      1.321          1.701            58,237
                                                       2003      1.005          1.321            37,104
                                                       2002      1.000          1.005                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.387          1.456            23,706
                                                       2006      1.215          1.387            23,717
                                                       2005      1.187          1.215            44,682
                                                       2004      1.153          1.187            44,460
                                                       2003      0.971          1.153            40,094
                                                       2002      1.000          0.971                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.451          1.265            71,410
                                                       2006      1.427          1.451           109,272
                                                       2005      1.375          1.427           114,766
                                                       2004      1.260          1.375           112,582
                                                       2003      0.976          1.260            47,616
                                                       2002      1.000          0.976                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410                --
                                                       2005      1.202          1.298            24,867
                                                       2004      1.074          1.202                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442                --
                                                       2005      1.200          1.295                --
                                                       2004      1.067          1.200                --
                                                       2003      1.000          1.067                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.756          2.018           240,179
                                                       2006      1.607          1.756           234,952
                                                       2005      1.406          1.607           231,090
                                                       2004      1.245          1.406           230,274
                                                       2003      0.991          1.245           173,538
                                                       2002      1.000          0.991                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.530          1.600                --
                                                       2006      1.371          1.530                --
                                                       2005      1.159          1.371                --
                                                       2004      1.167          1.159                --
                                                       2003      0.953          1.167                --
                                                       2002      1.000          0.953                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.082          2.353           290,887
                                                       2006      1.889          2.082           305,836
                                                       2005      1.633          1.889           449,084
                                                       2004      1.336          1.633           440,395
                                                       2003      0.986          1.336           412,733
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693                --
                                                       2005      1.347          1.459           522,692
                                                       2004      1.220          1.347           480,020
                                                       2003      0.994          1.220           399,669
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.765          3.490            94,223
                                                       2006      2.202          2.765            75,587
                                                       2005      1.763          2.202            91,590
                                                       2004      1.442          1.763           100,794
                                                       2003      1.000          1.442            71,761

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.914          2.166           320,527
                                                       2006      1.608          1.914           375,537
                                                       2005      1.489          1.608           328,303
                                                       2004      1.281          1.489           310,191
                                                       2003      0.989          1.281           244,758
                                                       2002      1.000          0.989                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.535          1.833                --
                                                       2005      1.438          1.535            77,237
                                                       2004      1.265          1.438            53,572
                                                       2003      0.976          1.265            21,906
                                                       2002      1.000          0.976                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.058          1.081                --
                                                       2005      1.066          1.058                --
                                                       2004      0.997          1.066                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.241          1.281                --
                                                       2005      1.176          1.241               213
                                                       2004      1.108          1.176                --
                                                       2003      0.994          1.108                --
                                                       2002      1.000          0.994                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.571          1.874            50,942
                                                       2006      1.507          1.571            47,206
                                                       2005      1.369          1.507            45,287
                                                       2004      1.223          1.369            43,713
                                                       2003      0.988          1.223            33,138
                                                       2002      1.000          0.988                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.545          1.843                --
                                                       2006      1.461          1.545                --
                                                       2005      1.337          1.461                --
                                                       2004      1.356          1.337                --
                                                       2003      0.944          1.356                --
                                                       2002      1.000          0.944                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.456          1.561                --
                                                       2006      1.259          1.456                --
                                                       2005      1.217          1.259                --
                                                       2004      1.188          1.217             5,065
                                                       2003      0.980          1.188             5,148
                                                       2002      1.000          0.980                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708                --
                                                       2005      1.498          1.527           185,107
                                                       2004      1.330          1.498           150,508
                                                       2003      1.000          1.330            97,171

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.631          1.569         1,377,897

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.506          1.555           937,091

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.509          1.551           262,292
                                                       2006      1.337          1.509           268,238
                                                       2005      1.308          1.337           283,325
                                                       2004      1.211          1.308           411,322
                                                       2003      0.967          1.211           374,650
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.701          1.625           694,811

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.628          1.658           253,891
                                                       2006      1.405          1.628           231,247
                                                       2005      1.345          1.405           244,928
                                                       2004      1.243          1.345           294,184
                                                       2003      0.958          1.243           275,654
                                                       2002      1.000          0.958                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.472          1.469           289,058

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.815          1.957           227,745
                                                       2006      1.642          1.815           100,852
                                                       2005      1.597          1.642            99,006
                                                       2004      1.415          1.597           103,106
                                                       2003      0.970          1.415           115,709
                                                       2002      1.000          0.970                --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.165          1.267                --
                                                       2006      1.104          1.165                --
                                                       2005      1.079          1.104                --
                                                       2004      1.000          1.079                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.013          1.006            83,479
                                                       2006      0.993          1.013            85,099
                                                       2005      0.989          0.993            85,790
                                                       2004      0.998          0.989            59,976
                                                       2003      1.000          0.998            19,961

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.640          1.718                --
                                                       2006      1.417          1.640           240,038
                                                       2005      1.389          1.417           248,233
                                                       2004      1.308          1.389           248,890
                                                       2003      0.960          1.308           211,895
                                                       2002      1.000          0.960                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.413          1.470                --
                                                       2006      1.383          1.413             8,527
                                                       2005      1.341          1.383             5,051
                                                       2004      1.361          1.341            11,791
                                                       2003      0.961          1.361             9,226
                                                       2002      1.000          0.961                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.635          1.691                --
                                                       2006      1.502          1.635            52,525
                                                       2005      1.394          1.502            49,133
                                                       2004      1.304          1.394            48,898
                                                       2003      0.949          1.304            13,010
                                                       2002      1.000          0.949                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.467          1.531                --
                                                       2006      1.332          1.467            38,985
                                                       2005      1.311          1.332            40,374
                                                       2004      1.234          1.311            42,439
                                                       2003      0.967          1.234            35,379
                                                       2002      1.000          0.967                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.592          1.653                --
                                                       2006      1.385          1.592           377,032
                                                       2005      1.369          1.385           341,133
                                                       2004      1.239          1.369           290,674
                                                       2003      1.000          1.239           167,595

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.780          1.960                --
                                                       2006      1.618          1.780           295,597
                                                       2005      1.525          1.618           320,871
                                                       2004      1.255          1.525           349,328
                                                       2003      1.000          1.255           217,985

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.093          1.126                --
                                                       2005      1.074          1.093                --
                                                       2004      1.009          1.074                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.669          1.735            35,856
                                                       2006      1.758          1.669            45,057

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.615          1.691                --
                                                       2006      1.529          1.615            32,936

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.677          1.685            32,213

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.346          1.307                --
                                                       2006      1.266          1.346                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.938          1.883           186,375
                                                       2006      1.764          1.938           192,080

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.626          2.080             8,148
                                                       2006      1.591          1.626           113,033

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.274          1.126            25,543

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.187          1.237                --
                                                       2006      1.126          1.187                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.405          1.471            34,402
                                                       2006      1.344          1.405            34,404

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.075          1.095           147,220
                                                       2006      1.001          1.075            89,773

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.054           450,430
                                                       2006      1.015          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.429          1.567            40,284
                                                       2006      1.450          1.429            41,909

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.289          1.408                --
                                                       2006      1.303          1.289                --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.853          3.585             9,746

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.113          2.213           233,008

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.387          1.463            97,428
                                                       2006      1.259          1.387            66,418

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.217          1.016           121,804
                                                       2006      1.003          1.217           144,660

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.126          1.189           332,092

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.559          1.604            43,526
                                                       2006      1.453          1.559            10,758

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.169          1.289                --
                                                       2006      1.114          1.169            17,457

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.422             1,721
                                                       2006      1.317          1.360             5,955

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.975           524,955
                                                       2006      1.003          1.026           286,299

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.521          1.795           306,871
                                                       2006      1.562          1.521           280,513

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.100          1.146            32,616
                                                       2006      1.061          1.100            32,810

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.013          1.043           167,201
                                                       2006      0.993          1.013           161,956

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.411          1.332            26,623

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.367          1.393           175,543
                                                       2006      1.352          1.367           181,146

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.459          1.489           827,289
                                                       2006      1.426          1.459           863,921

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.070            72,518
                                                       2006      1.002          1.057                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.076                --
                                                       2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.075            25,057
                                                       2006      1.002          1.046            26,488

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.076           445,185
                                                       2006      1.002          1.052           329,787

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.075           319,705
                                                       2006      1.002          1.057           258,637

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.365          1.393         1,658,650
                                                       2006      1.280          1.365         1,719,060

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.048          1.092           135,875
                                                       2006      0.996          1.048           138,503

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.140           110,938
                                                       2006      0.998          1.066           130,654

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.145          1.187                --
                                                       2006      1.081          1.145                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.065          1.091            11,895
                                                       2006      1.032          1.065                --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.986          0.993                --
                                                       2005      0.978          0.986           110,192
                                                       2004      0.987          0.978           105,774
                                                       2003      1.000          0.987            46,731
                                                       2002      1.000          1.000                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.109          1.170                --
                                                       2005      1.070          1.109                --
                                                       2004      1.035          1.070                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.101          1.121                --
                                                       2006      1.115          1.101           333,054
                                                       2005      1.114          1.115           352,054
                                                       2004      1.044          1.114           281,739
                                                       2003      1.000          1.044           240,797

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.095          1.167         1,780,306
                                                       2006      1.076          1.095         2,021,694
                                                       2005      1.071          1.076         2,231,359
                                                       2004      1.042          1.071         2,095,600
                                                       2003      1.012          1.042         2,115,078
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.496          1.618                --
                                                       2006      1.374          1.496                --
                                                       2005      1.307          1.374                --
                                                       2004      1.240          1.307                --
                                                       2003      0.958          1.240                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.965          2.124                --
                                                       2006      1.569          1.965           214,063
                                                       2005      1.427          1.569           259,913
                                                       2004      1.253          1.427           238,693
                                                       2003      0.994          1.253           219,951
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.138          2.281                --
                                                       2006      1.860          2.138           164,389
                                                       2005      1.773          1.860           169,474
                                                       2004      1.433          1.773           164,028
                                                       2003      0.977          1.433           153,913
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.364          1.450                --
                                                       2005      1.279          1.364            42,170
                                                       2004      1.226          1.279            43,412
                                                       2003      0.967          1.226            30,573
                                                       2002      1.000          0.967                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.263          1.344                --
                                                       2005      1.284          1.263            33,645
                                                       2004      1.232          1.284            33,549
                                                       2003      0.996          1.232             4,148
                                                       2002      1.000          0.996                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.611          1.758                --
                                                       2005      1.462          1.611            48,000
                                                       2004      1.281          1.462            46,858
                                                       2003      0.977          1.281            28,513
                                                       2002      1.000          0.977                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426                --
                                                       2005      1.327          1.359           871,998
                                                       2004      1.232          1.327           837,507
                                                       2003      0.958          1.232           783,027
                                                       2002      1.000          0.958                --

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.309          1.341                --
                                                       2005      1.303          1.309            19,909
                                                       2004      1.204          1.303            26,152
                                                       2003      1.003          1.204            23,988
                                                       2002      1.000          1.003                --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.368          1.415                --
                                                       2005      1.325          1.368               964
                                                       2004      1.223          1.325               967
                                                       2003      0.978          1.223                --
                                                       2002      1.000          0.978                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352                --
                                                       2005      1.233          1.314           102,730
                                                       2004      1.181          1.233           113,899
                                                       2003      0.967          1.181           112,890
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.141                --
                                                       2005      1.007          1.075                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031                --
                                                       2005      1.000          1.028                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.079                --
                                                       2005      1.000          1.044                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           157,445

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054                --
                                                       2005      1.008          1.035             7,235

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529                --
                                                       2005      1.313          1.442            35,013
                                                       2004      1.156          1.313            35,453
                                                       2003      0.973          1.156            30,775
                                                       2002      1.000          0.973                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.478          1.562                --
                                                       2005      1.463          1.478           281,973
                                                       2004      1.308          1.463            92,733
                                                       2003      0.974          1.308           104,184
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.242          1.280                --
                                                       2005      1.230          1.242         1,858,321
                                                       2004      1.126          1.230         1,650,696
                                                       2003      0.986          1.126         1,307,672
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.166          1.259                --
                                                       2005      1.118          1.166            79,307
                                                       2004      0.993          1.118                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.537          1.764                --
                                                       2005      1.432          1.537           192,449
                                                       2004      1.262          1.432           193,163
                                                       2003      1.001          1.262           115,622
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453                --
                                                       2005      1.320          1.372             8,791
                                                       2004      1.212          1.320            16,095
                                                       2003      1.000          1.212            16,215

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114                --
                                                       2005      1.000          1.060            17,457

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.00% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.306          1.317                --
                                                       2005      1.285          1.306             1,732
                                                       2004      1.181          1.285             1,738
                                                       2003      1.008          1.181                --
                                                       2002      1.000          1.008                --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.073          1.061                --
                                                       2005      1.077          1.073            31,342
                                                       2004      1.063          1.077            29,955
                                                       2003      1.014          1.063             5,772
                                                       2002      1.000          1.014                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418                --
                                                       2005      1.361          1.361            67,802
                                                       2004      1.260          1.361            74,728
                                                       2003      0.969          1.260            73,289
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303                --
                                                       2005      1.032          1.133                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.072          1.032                --
                                                       2005      1.048          1.072                --
                                                       2004      0.989          1.048                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.669          1.598            21,752
                                                       2006      1.467          1.669            42,420
                                                       2005      1.438          1.467            49,619
                                                       2004      1.249          1.438            50,022
                                                       2003      0.974          1.249            37,078
                                                       2002      1.000          0.974                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      1.340          1.477                --
                                                       2006      1.280          1.340                --
                                                       2005      1.211          1.280                --
                                                       2004      1.190          1.211                --
                                                       2003      0.966          1.190                --
                                                       2002      1.000          0.966                --

           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.077          1.151                --
                                                       2006      1.000          1.077                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.193          1.251                --
                                                       2005      1.152          1.193                --
                                                       2004      1.112          1.152                --
                                                       2003      1.000          1.112                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.305          1.271                --
                                                       2005      1.160          1.305           116,353
                                                       2004      1.093          1.160             1,456
                                                       2003      1.000          1.093                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.741          1.959         1,801,100
                                                       2006      1.476          1.741         1,831,802
                                                       2005      1.320          1.476         1,656,597
                                                       2004      1.188          1.320           781,699
                                                       2003      1.000          1.188           163,988

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.557          1.714         4,035,520
                                                       2006      1.442          1.557         4,490,303
                                                       2005      1.266          1.442         4,170,128
                                                       2004      1.149          1.266         2,184,750
                                                       2003      1.000          1.149           117,074

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.451          1.493         5,106,165
                                                       2006      1.286          1.451         5,333,569
                                                       2005      1.240          1.286         4,908,904
                                                       2004      1.147          1.240         2,243,737
                                                       2003      1.000          1.147           210,838

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.553          1.534                --
                                                       2005      1.341          1.553                --
                                                       2004      1.145          1.341                --
                                                       2003      1.000          1.145                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.437          2.549                --
                                                       2006      1.877          2.437                --
                                                       2005      1.497          1.877                --
                                                       2004      1.223          1.497                --
                                                       2003      1.000          1.223                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.545          2.008                --
                                                       2005      1.471          1.545            70,144
                                                       2004      1.143          1.471                --
                                                       2003      1.000          1.143                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.336          1.402                --
                                                       2006      1.171          1.336                --
                                                       2005      1.145          1.171                --
                                                       2004      1.112          1.145                --
                                                       2003      1.000          1.112                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.320          1.150                --
                                                       2006      1.299          1.320                --
                                                       2005      1.253          1.299                --
                                                       2004      1.148          1.253                --
                                                       2003      1.000          1.148                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            24,687
                                                       2004      1.074          1.201            11,644
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294           122,256
                                                       2004      1.067          1.199            29,854
                                                       2003      1.049          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.606          1.846                --
                                                       2006      1.471          1.606                --
                                                       2005      1.287          1.471                --
                                                       2004      1.141          1.287                --
                                                       2003      1.000          1.141                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.446          1.512                --
                                                       2006      1.297          1.446                --
                                                       2005      1.097          1.297                --
                                                       2004      1.105          1.097                --
                                                       2003      1.000          1.105                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.863          2.105           593,780
                                                       2006      1.692          1.863           627,194
                                                       2005      1.463          1.692           529,369
                                                       2004      1.198          1.463           320,461
                                                       2003      1.000          1.198            52,180

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.336          1.549                --
                                                       2005      1.233          1.336           527,630
                                                       2004      1.117          1.233           259,463
                                                       2003      1.000          1.117            19,158

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.418          3.050           263,334
                                                       2006      1.927          2.418           255,907
                                                       2005      1.543          1.927           204,648
                                                       2004      1.263          1.543           100,690
                                                       2003      1.000          1.263                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.753          1.983         1,261,881
                                                       2006      1.474          1.753         1,444,064
                                                       2005      1.365          1.474         1,197,361
                                                       2004      1.176          1.365           350,933
                                                       2003      1.000          1.176            58,222

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.408          1.680                --
                                                       2005      1.320          1.408           211,820
                                                       2004      1.161          1.320            34,020
                                                       2003      1.000          1.161                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.057          1.080                --
                                                       2005      1.065          1.057                --
                                                       2004      0.997          1.065                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.205          1.243                --
                                                       2005      1.142          1.205                --
                                                       2004      1.077          1.142                --
                                                       2003      1.000          1.077                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.433          1.709                --
                                                       2006      1.376          1.433                --
                                                       2005      1.250          1.376                --
                                                       2004      1.117          1.250                --
                                                       2003      1.000          1.117                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.364          1.627                --
                                                       2006      1.291          1.364                --
                                                       2005      1.182          1.291                --
                                                       2004      1.199          1.182                --
                                                       2003      1.000          1.199                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.397          1.497                --
                                                       2006      1.209          1.397                --
                                                       2005      1.169          1.209                --
                                                       2004      1.142          1.169                --
                                                       2003      1.000          1.142                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.345          1.504                --
                                                       2005      1.320          1.345           150,337
                                                       2004      1.173          1.320            71,596
                                                       2003      1.000          1.173            31,851

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.476          1.419         1,466,444

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.411          1.457           650,529

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.406          1.445            70,037
                                                       2006      1.246          1.406            71,710
                                                       2005      1.220          1.246            54,094
                                                       2004      1.130          1.220            31,513
                                                       2003      1.000          1.130                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.512          1.444         1,533,286

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.500          1.527           176,672
                                                       2006      1.295          1.500           178,913
                                                       2005      1.240          1.295           211,338
                                                       2004      1.147          1.240            59,890
                                                       2003      1.000          1.147            35,867

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.255          1.252           708,136

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.584          1.707           306,710
                                                       2006      1.433          1.584           176,924
                                                       2005      1.395          1.433           171,490
                                                       2004      1.237          1.395           153,471
                                                       2003      1.000          1.237                --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.164          1.264                --
                                                       2006      1.103          1.164                --
                                                       2005      1.078          1.103                --
                                                       2004      1.000          1.078                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          1.004           197,082
                                                       2006      0.991          1.011           197,881
                                                       2005      0.989          0.991           175,898
                                                       2004      0.997          0.989           113,933
                                                       2003      1.000          0.997                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.465          1.534                --
                                                       2006      1.266          1.465           333,463
                                                       2005      1.242          1.266           343,752
                                                       2004      1.170          1.242           276,133
                                                       2003      1.000          1.170            28,599

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.205          1.253                --
                                                       2006      1.180          1.205                --
                                                       2005      1.145          1.180                --
                                                       2004      1.162          1.145                --
                                                       2003      1.000          1.162                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.434          1.482                --
                                                       2006      1.318          1.434                --
                                                       2005      1.224          1.318                --
                                                       2004      1.145          1.224                --
                                                       2003      1.000          1.145                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.336          1.393                --
                                                       2006      1.213          1.336                --
                                                       2005      1.195          1.213                --
                                                       2004      1.125          1.195                --
                                                       2003      1.000          1.125                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.463          1.518                --
                                                       2006      1.273          1.463         1,010,675
                                                       2005      1.259          1.273           867,751
                                                       2004      1.140          1.259           527,515
                                                       2003      1.000          1.140                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.638          1.803                --
                                                       2006      1.490          1.638           874,567
                                                       2005      1.405          1.490           884,793
                                                       2004      1.156          1.405           254,563
                                                       2003      1.000          1.156            56,642

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.092          1.125                --
                                                       2005      1.073          1.092                --
                                                       2004      1.009          1.073                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.525          1.585                --
                                                       2006      1.607          1.525                --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.275          1.284                --
                                                       2006      1.214          1.275                --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.520          1.592                --
                                                       2006      1.440          1.520           142,552

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.578          1.586           141,628

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.345          1.305            56,892
                                                       2006      1.266          1.345            28,505

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.776          1.726           730,659
                                                       2006      1.617          1.776           743,416

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.568          2.004            12,433
                                                       2006      1.534          1.568                --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.273          1.125            56,464

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.186          1.235                --
                                                       2006      1.125          1.186                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.256          1.315                --
                                                       2006      1.202          1.256                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.074          1.094                --
                                                       2006      1.001          1.074                --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.053         1,009,131
                                                       2006      1.015          1.069            14,449

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.323          1.451            95,526
                                                       2006      1.344          1.323            95,808

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.288          1.406            12,707
                                                       2006      1.302          1.288            12,716

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.533          3.183                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.988          2.081            23,706

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.385          1.461           367,269
                                                       2006      1.257          1.385           434,857

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.015           183,159
                                                       2006      1.003          1.216           163,301

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.126          1.189         1,009,227

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.447          1.489             3,035
                                                       2006      1.350          1.447             3,302

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.168          1.288                --
                                                       2006      1.113          1.168                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.241          1.296           311,164
                                                       2006      1.201          1.241           246,615

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.974           544,121
                                                       2006      1.003          1.026           402,340

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.314          1.550            41,528
                                                       2006      1.350          1.314            41,728

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.058          1.101                --
                                                       2006      1.021          1.058                --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.019          1.049                --
                                                       2006      0.999          1.019                --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.336          1.261                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.298          1.322           318,389
                                                       2006      1.285          1.298           342,858

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.339          1.365           626,371
                                                       2006      1.309          1.339           668,790

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.069            15,996
                                                       2006      1.002          1.057            16,037

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.075                --
                                                       2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.074            73,045
                                                       2006      1.002          1.046            73,050

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.075         1,124,177
                                                       2006      1.002          1.051           246,752

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074         1,355,072
                                                       2006      1.002          1.056           157,572

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.305          1.332         1,405,393
                                                       2006      1.225          1.305         1,736,193

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.048          1.091           306,946
                                                       2006      0.996          1.048           336,936

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.139           228,841
                                                       2006      0.998          1.066           194,415

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.143          1.185                --
                                                       2006      1.080          1.143                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.064          1.089                --
                                                       2006      1.031          1.064                --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.992          0.999                --
                                                       2005      0.984          0.992                --
                                                       2004      0.995          0.984                --
                                                       2003      1.000          0.995                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.108          1.169                --
                                                       2005      1.069          1.108                --
                                                       2004      1.034          1.069                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.101          1.122                --
                                                       2006      1.116          1.101         1,034,670
                                                       2005      1.116          1.116           761,159
                                                       2004      1.046          1.116           360,434
                                                       2003      1.000          1.046                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.075          1.145         1,913,809
                                                       2006      1.057          1.075         2,118,939
                                                       2005      1.053          1.057         2,038,278
                                                       2004      1.025          1.053         1,320,238
                                                       2003      1.000          1.025           212,809

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.357          1.467                --
                                                       2006      1.247          1.357                --
                                                       2005      1.187          1.247                --
                                                       2004      1.126          1.187                --
                                                       2003      1.000          1.126                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.849          1.998                --
                                                       2006      1.477          1.849             2,466
                                                       2005      1.344          1.477                --
                                                       2004      1.180          1.344                --
                                                       2003      1.000          1.180                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.842          1.965                --
                                                       2006      1.603          1.842           137,272
                                                       2005      1.529          1.603           114,865
                                                       2004      1.236          1.529            42,012
                                                       2003      1.000          1.236                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.264          1.344                --
                                                       2005      1.186          1.264            91,615
                                                       2004      1.137          1.186             8,207
                                                       2003      1.000          1.137                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.130          1.202                --
                                                       2005      1.149          1.130                --
                                                       2004      1.103          1.149                --
                                                       2003      1.000          1.103                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.473          1.607                --
                                                       2005      1.337          1.473                --
                                                       2004      1.172          1.337                --
                                                       2003      1.000          1.172                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.248          1.309                --
                                                       2005      1.219          1.248           594,858
                                                       2004      1.133          1.219           356,171
                                                       2003      1.000          1.133            46,186

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.185          1.214                --
                                                       2005      1.180          1.185                --
                                                       2004      1.091          1.180                --
                                                       2003      1.000          1.091                --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.281          1.325                --
                                                       2005      1.241          1.281                --
                                                       2004      1.146          1.241                --
                                                       2003      1.000          1.146                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.249          1.285                --
                                                       2005      1.172          1.249            15,297
                                                       2004      1.123          1.172                --
                                                       2003      1.000          1.123                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.141                --
                                                       2005      1.007          1.074            14,121

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.030                --
                                                       2005      1.000          1.028           205,689

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.079                --
                                                       2005      1.000          1.043           202,439

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           142,792

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.053                --
                                                       2005      1.008          1.035            58,836

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.358          1.440                --
                                                       2005      1.237          1.358            63,233
                                                       2004      1.090          1.237            21,338
                                                       2003      1.000          1.090                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.278          1.350                --
                                                       2005      1.265          1.278            41,707
                                                       2004      1.132          1.265                --
                                                       2003      1.000          1.132                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.188          1.225                --
                                                       2005      1.178          1.188         1,715,890
                                                       2004      1.079          1.178         1,111,199
                                                       2003      1.000          1.079            78,205

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.165          1.257                --
                                                       2005      1.117          1.165           303,452
                                                       2004      0.993          1.117           122,142

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.410          1.617                --
                                                       2005      1.314          1.410           708,291
                                                       2004      1.159          1.314           575,019
                                                       2003      1.000          1.159               788

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.274          1.350                --
                                                       2005      1.227          1.274             3,586
                                                       2004      1.127          1.227                --
                                                       2003      1.000          1.127                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113                --
                                                       2005      1.000          1.059                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.191          1.201                --
                                                       2005      1.173          1.191           253,499
                                                       2004      1.079          1.173            65,381
                                                       2003      1.000          1.079                --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.032          1.021                --
                                                       2005      1.037          1.032                --
                                                       2004      1.024          1.037                --
                                                       2003      1.000          1.024                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.206          1.256                --
                                                       2005      1.206          1.206           329,452
                                                       2004      1.117          1.206           126,430
                                                       2003      1.000          1.117                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.302                --
                                                       2005      1.032          1.133             1,556

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.071          1.031                --
                                                       2005      1.048          1.071                --
                                                       2004      0.989          1.048                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.516          1.450                --
                                                       2006      1.333          1.516                --
                                                       2005      1.307          1.333                --
                                                       2004      1.136          1.307                --
                                                       2003      1.000          1.136                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      1.274          1.403                --
                                                       2006      1.218          1.274                --
                                                       2005      1.152          1.218                --
                                                       2004      1.133          1.152                --
                                                       2003      1.000          1.133                --




           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.076          1.151               --
                                                       2006      1.000          1.076               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.191          1.249               --
                                                       2005      1.152          1.191               --
                                                       2004      1.112          1.152               --
                                                       2003      1.000          1.112               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.738          1.955           83,938
                                                       2006      1.474          1.738           86,022
                                                       2005      1.319          1.474           89,838
                                                       2004      1.187          1.319           37,649
                                                       2003      1.000          1.187            6,649

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.554          1.710          110,272
                                                       2006      1.440          1.554          160,431
                                                       2005      1.266          1.440          162,056
                                                       2004      1.149          1.266           50,046
                                                       2003      1.000          1.149            8,761

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.449          1.490          119,046
                                                       2006      1.284          1.449          170,659
                                                       2005      1.239          1.284          171,218
                                                       2004      1.147          1.239           75,789
                                                       2003      1.000          1.147            8,885

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551               --
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.433          2.545               --
                                                       2006      1.875          2.433               --
                                                       2005      1.496          1.875               --
                                                       2004      1.223          1.496               --
                                                       2003      1.000          1.223               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.334          1.399               --
                                                       2006      1.169          1.334               --
                                                       2005      1.144          1.169               --
                                                       2004      1.112          1.144               --
                                                       2003      1.000          1.112               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.318          1.148               --
                                                       2006      1.297          1.318               --
                                                       2005      1.252          1.297               --
                                                       2004      1.148          1.252               --
                                                       2003      1.000          1.148               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295               --
                                                       2004      1.074          1.201               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.438               --
                                                       2005      1.199          1.293           23,446
                                                       2004      1.067          1.199           23,446
                                                       2003      1.049          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.603          1.842               --
                                                       2006      1.469          1.603               --
                                                       2005      1.286          1.469               --
                                                       2004      1.141          1.286               --
                                                       2003      1.000          1.141               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.444          1.509               --
                                                       2006      1.295          1.444               --
                                                       2005      1.096          1.295               --
                                                       2004      1.105          1.096               --
                                                       2003      1.000          1.105               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.860          2.101           22,313
                                                       2006      1.690          1.860           22,317
                                                       2005      1.462          1.690           22,322
                                                       2004      1.198          1.462           21,134
                                                       2003      1.000          1.198               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334               --
                                                       2004      1.117          1.232               --
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.414          3.044            3,285
                                                       2006      1.924          2.414            3,420
                                                       2005      1.542          1.924            3,578
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.750          1.979               --
                                                       2006      1.472          1.750           12,064
                                                       2005      1.364          1.472           12,064
                                                       2004      1.175          1.364            3,451
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.057          1.078               --
                                                       2005      1.065          1.057               --
                                                       2004      0.997          1.065               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.204          1.241               --
                                                       2005      1.142          1.204               --
                                                       2004      1.077          1.142               --
                                                       2003      1.000          1.077               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.431          1.705               --
                                                       2006      1.374          1.431               --
                                                       2005      1.249          1.374               --
                                                       2004      1.117          1.249               --
                                                       2003      1.000          1.117               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.362          1.623               --
                                                       2006      1.290          1.362               --
                                                       2005      1.181          1.290               --
                                                       2004      1.199          1.181               --
                                                       2003      1.000          1.199               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.395          1.494               --
                                                       2006      1.208          1.395               --
                                                       2005      1.168          1.208               --
                                                       2004      1.141          1.168               --
                                                       2003      1.000          1.141               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344            4,952
                                                       2004      1.173          1.320              409
                                                       2003      1.000          1.173               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.473          1.415            8,376

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.409          1.453            2,347

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.403          1.442               --
                                                       2006      1.245          1.403               --
                                                       2005      1.219          1.245               --
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.510          1.441           46,876

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.498          1.523               --
                                                       2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.252          1.250            6,057

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.581          1.703               --
                                                       2006      1.432          1.581               --
                                                       2005      1.394          1.432               --
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.162          1.262               --
                                                       2006      1.102          1.162               --
                                                       2005      1.078          1.102               --
                                                       2004      1.000          1.078               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.010          1.002           17,210
                                                       2006      0.990          1.010           17,210
                                                       2005      0.988          0.990           21,619
                                                       2004      0.997          0.988           21,622
                                                       2003      1.000          0.997               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.462          1.532               --
                                                       2006      1.264          1.462            6,735
                                                       2005      1.241          1.264            6,742
                                                       2004      1.170          1.241            6,750
                                                       2003      1.000          1.170            6,753

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.203          1.251               --
                                                       2006      1.179          1.203               --
                                                       2005      1.144          1.179               --
                                                       2004      1.162          1.144               --
                                                       2003      1.000          1.162               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.431          1.480               --
                                                       2006      1.316          1.431               --
                                                       2005      1.223          1.316               --
                                                       2004      1.145          1.223               --
                                                       2003      1.000          1.145               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.334          1.391               --
                                                       2006      1.212          1.334               --
                                                       2005      1.194          1.212               --
                                                       2004      1.125          1.194               --
                                                       2003      1.000          1.125               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.461          1.515               --
                                                       2006      1.272          1.461           94,216
                                                       2005      1.258          1.272           92,498
                                                       2004      1.140          1.258           29,092
                                                       2003      1.000          1.140               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.635          1.799               --
                                                       2006      1.488          1.635           24,865
                                                       2005      1.404          1.488           23,389
                                                       2004      1.156          1.404              514
                                                       2003      1.000          1.156               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.091          1.124               --
                                                       2005      1.073          1.091               --
                                                       2004      1.008          1.073               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.523          1.581               --
                                                       2006      1.604          1.523               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.273          1.281               --
                                                       2006      1.212          1.273               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.518          1.589               --
                                                       2006      1.438          1.518               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.576          1.582               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.303               --
                                                       2006      1.265          1.344               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.773          1.722               --
                                                       2006      1.615          1.773               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.565          1.999               --
                                                       2006      1.532          1.565               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.272          1.123               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.184          1.233               --
                                                       2006      1.124          1.184               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.254          1.312               --
                                                       2006      1.201          1.254               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.074          1.093               --
                                                       2006      1.001          1.074               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.052           38,734
                                                       2006      1.015          1.068               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.321          1.448               --
                                                       2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.287          1.404               --
                                                       2006      1.301          1.287               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.529          3.176               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.984          2.077               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.384          1.458               --
                                                       2006      1.256          1.384               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.014               --
                                                       2006      1.003          1.216               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.124          1.186           24,961

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.445          1.485               --
                                                       2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.167          1.286               --
                                                       2006      1.113          1.167               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.239          1.293            3,641
                                                       2006      1.200          1.239            3,644

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.974           41,741
                                                       2006      1.003          1.025           41,024

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.312          1.546               --
                                                       2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.056          1.099               --
                                                       2006      1.020          1.056               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.017          1.046               --
                                                       2006      0.998          1.017               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.334          1.259               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.296          1.319               --
                                                       2006      1.283          1.296               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.337          1.362           29,123
                                                       2006      1.308          1.337           29,130

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.068               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.039          1.074               --
                                                       2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.073               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.074               --
                                                       2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074           17,248
                                                       2006      1.002          1.056           17,267

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.303          1.329           50,007
                                                       2006      1.223          1.303          115,433

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.047          1.090               --
                                                       2006      0.996          1.047               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.065          1.138               --
                                                       2006      0.998          1.065               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.142          1.184               --
                                                       2006      1.078          1.142               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.062          1.087               --
                                                       2006      1.030          1.062               --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.991          0.998               --
                                                       2005      0.984          0.991               --
                                                       2004      0.994          0.984               --
                                                       2003      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.107          1.168               --
                                                       2005      1.069          1.107               --
                                                       2004      1.034          1.069               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.099          1.120               --
                                                       2006      1.115          1.099           25,681
                                                       2005      1.115          1.115           27,032
                                                       2004      1.046          1.115              321
                                                       2003      1.000          1.046               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.073          1.143           87,003
                                                       2006      1.056          1.073           86,378
                                                       2005      1.052          1.056           85,546
                                                       2004      1.024          1.052           25,853
                                                       2003      1.000          1.024               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.355          1.463               --
                                                       2006      1.246          1.355               --
                                                       2005      1.186          1.246               --
                                                       2004      1.126          1.186               --
                                                       2003      1.000          1.126               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.845          1.995               --
                                                       2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.839          1.961               --
                                                       2006      1.601          1.839               --
                                                       2005      1.528          1.601               --
                                                       2004      1.236          1.528               --
                                                       2003      1.000          1.236               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.128          1.201               --
                                                       2005      1.148          1.128               --
                                                       2004      1.103          1.148               --
                                                       2003      1.000          1.103               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.471          1.604               --
                                                       2005      1.336          1.471               --
                                                       2004      1.172          1.336               --
                                                       2003      1.000          1.172               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246           27,363
                                                       2004      1.132          1.218            6,969
                                                       2003      1.000          1.132            6,972

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.184          1.212               --
                                                       2005      1.179          1.184               --
                                                       2004      1.091          1.179               --
                                                       2003      1.000          1.091               --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.279          1.323               --
                                                       2005      1.241          1.279               --
                                                       2004      1.146          1.241               --
                                                       2003      1.000          1.146               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.140               --
                                                       2005      1.007          1.074               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.030               --
                                                       2005      1.000          1.027               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.078               --
                                                       2005      1.000          1.043               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.105               --
                                                       2005      0.999          1.062               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.053               --
                                                       2005      1.008          1.034               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.187          1.223               --
                                                       2005      1.177          1.187          109,722
                                                       2004      1.078          1.177           41,109
                                                       2003      1.000          1.078               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.164          1.256               --
                                                       2005      1.117          1.164               --
                                                       2004      0.992          1.117               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408               --
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273               --
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113               --
                                                       2005      1.000          1.059               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.190          1.200               --
                                                       2005      1.172          1.190            3,647
                                                       2004      1.079          1.172              307
                                                       2003      1.000          1.079               --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.031          1.020               --
                                                       2005      1.036          1.031               --
                                                       2004      1.024          1.036               --
                                                       2003      1.000          1.024               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.301               --
                                                       2005      1.032          1.132               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.265               --
                                                       2005      1.000          1.105               --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.070          1.030               --
                                                       2005      1.047          1.070               --
                                                       2004      0.989          1.047               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.513          1.447               --
                                                       2006      1.332          1.513               --
                                                       2005      1.306          1.332               --
                                                       2004      1.136          1.306               --
                                                       2003      1.000          1.136               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      1.271          1.400               --
                                                       2006      1.216          1.271               --
                                                       2005      1.151          1.216               --
                                                       2004      1.133          1.151               --
                                                       2003      1.000          1.133               --




         PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 2.20% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.076          1.149                --
                                                       2006      1.000          1.076             7,862

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.260          1.321                --
                                                       2005      1.219          1.260             5,955
                                                       2004      1.178          1.219             5,958
                                                       2003      0.963          1.178             5,962
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.362          1.324                --
                                                       2005      1.212          1.362             8,136
                                                       2004      1.144          1.212             8,147
                                                       2003      0.948          1.144             8,158
                                                       2002      1.000          0.948                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.902          2.136           264,698
                                                       2006      1.614          1.902           243,233
                                                       2005      1.446          1.614           263,482
                                                       2004      1.303          1.446           234,185
                                                       2003      0.984          1.303            11,565
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.734          1.905           560,251
                                                       2006      1.608          1.734           591,139
                                                       2005      1.415          1.608           608,837
                                                       2004      1.285          1.415           542,802
                                                       2003      0.960          1.285           291,762
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.585          1.629           976,013
                                                       2006      1.406          1.585           981,249
                                                       2005      1.358          1.406         1,000,046
                                                       2004      1.258          1.358           950,041
                                                       2003      0.971          1.258           704,556
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.600          1.580                --
                                                       2005      1.384          1.600             5,253
                                                       2004      1.183          1.384             5,256
                                                       2003      0.968          1.183             5,056
                                                       2002      1.000          0.968                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.722          2.846                --
                                                       2006      2.100          2.722                --
                                                       2005      1.677          2.100                --
                                                       2004      1.373          1.677                --
                                                       2003      0.982          1.373                --
                                                       2002      1.000          0.982                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.776          2.304                --
                                                       2005      1.694          1.776            47,056
                                                       2004      1.318          1.694            47,056
                                                       2003      1.005          1.318            45,031
                                                       2002      1.000          1.005                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.376          1.442            25,626
                                                       2006      1.208          1.376            25,626
                                                       2005      1.183          1.208            25,626
                                                       2004      1.151          1.183            25,626
                                                       2003      0.971          1.151            25,626
                                                       2002      1.000          0.971                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.439          1.252            47,700
                                                       2006      1.418          1.439            49,794
                                                       2005      1.370          1.418            51,780
                                                       2004      1.258          1.370            52,963
                                                       2003      0.976          1.258            47,826
                                                       2002      1.000          0.976                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.403                --
                                                       2005      1.199          1.293                --
                                                       2004      1.073          1.199                --
                                                       2003      1.000          1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.435                --
                                                       2005      1.197          1.290             1,812
                                                       2004      1.067          1.197                --
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.742          1.998            43,121
                                                       2006      1.598          1.742            44,740
                                                       2005      1.400          1.598            44,572
                                                       2004      1.243          1.400            22,535
                                                       2003      0.991          1.243            22,351
                                                       2002      1.000          0.991                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.517          1.584                --
                                                       2006      1.363          1.517                --
                                                       2005      1.154          1.363                --
                                                       2004      1.165          1.154                --
                                                       2003      0.953          1.165                --
                                                       2002      1.000          0.953                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.065          2.330            73,601
                                                       2006      1.878          2.065            71,557
                                                       2005      1.626          1.878            71,714
                                                       2004      1.334          1.626            47,123
                                                       2003      0.986          1.334                --
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.450          1.680                --
                                                       2005      1.341          1.450           288,138
                                                       2004      1.217          1.341           292,095
                                                       2003      0.994          1.217           223,043
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.745          3.458            45,795
                                                       2006      2.190          2.745            47,212
                                                       2005      1.757          2.190            44,244
                                                       2004      1.440          1.757            50,617
                                                       2003      1.000          1.440            30,640

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.899          2.144            79,486
                                                       2006      1.598          1.899            77,535
                                                       2005      1.483          1.598            65,940
                                                       2004      1.279          1.483            61,084
                                                       2003      0.989          1.279            19,323
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.526          1.818                --
                                                       2005      1.433          1.526            77,554
                                                       2004      1.262          1.433            65,648
                                                       2003      0.976          1.262            36,044
                                                       2002      1.000          0.976                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.055          1.076                --
                                                       2005      1.064          1.055                --
                                                       2004      0.997          1.064                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.234          1.272                --
                                                       2005      1.172          1.234            14,308
                                                       2004      1.106          1.172            14,322
                                                       2003      0.994          1.106            14,338
                                                       2002      1.000          0.994                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.558          1.855            10,968
                                                       2006      1.498          1.558            10,973
                                                       2005      1.363          1.498            10,788
                                                       2004      1.220          1.363            10,794
                                                       2003      0.988          1.220            10,590
                                                       2002      1.000          0.988                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.532          1.824                --
                                                       2006      1.453          1.532                --
                                                       2005      1.331          1.453                --
                                                       2004      1.353          1.331                --
                                                       2003      0.944          1.353                --
                                                       2002      1.000          0.944                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.444          1.545            31,119
                                                       2006      1.252          1.444            26,415
                                                       2005      1.212          1.252            26,415
                                                       2004      1.185          1.212            26,415
                                                       2003      0.980          1.185            26,415
                                                       2002      1.000          0.980                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.519          1.696                --
                                                       2005      1.493          1.519            28,004
                                                       2004      1.329          1.493            23,228
                                                       2003      1.000          1.329             4,528

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.617          1.553           271,215

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.493          1.539           214,546

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.496          1.536            16,213
                                                       2006      1.329          1.496            29,531
                                                       2005      1.303          1.329            65,689
                                                       2004      1.208          1.303            31,447
                                                       2003      0.967          1.208            14,964
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.686          1.609           354,564

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.615          1.642            28,456
                                                       2006      1.396          1.615             5,940
                                                       2005      1.340          1.396             5,943
                                                       2004      1.241          1.340             5,946
                                                       2003      0.958          1.241                --
                                                       2002      1.000          0.958                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.459          1.455           144,412

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.801          1.938            52,625
                                                       2006      1.632          1.801            49,057
                                                       2005      1.591          1.632            62,378
                                                       2004      1.412          1.591            75,282
                                                       2003      0.970          1.412            51,166
                                                       2002      1.000          0.970                --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.159          1.257                --
                                                       2006      1.100          1.159                --
                                                       2005      1.077          1.100                --
                                                       2004      1.000          1.077                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.006          0.998            33,007
                                                       2006      0.988          1.006            65,692
                                                       2005      0.987          0.988           105,280
                                                       2004      0.997          0.987            71,789
                                                       2003      1.000          0.997            30,870

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.627          1.704                --
                                                       2006      1.408          1.627           171,439
                                                       2005      1.383          1.408           184,824
                                                       2004      1.305          1.383           185,914
                                                       2003      0.960          1.305           145,744
                                                       2002      1.000          0.960                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.402          1.457                --
                                                       2006      1.375          1.402                --
                                                       2005      1.336          1.375                --
                                                       2004      1.358          1.336                --
                                                       2003      0.961          1.358                --
                                                       2002      1.000          0.961                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.622          1.676                --
                                                       2006      1.493          1.622                --
                                                       2005      1.388          1.493                --
                                                       2004      1.301          1.388                --
                                                       2003      0.949          1.301                --
                                                       2002      1.000          0.949                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.456          1.517                --
                                                       2006      1.324          1.456           112,384
                                                       2005      1.306          1.324           119,210
                                                       2004      1.231          1.306           122,909
                                                       2003      0.967          1.231           106,380
                                                       2002      1.000          0.967                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.581          1.640                --
                                                       2006      1.378          1.581           112,858
                                                       2005      1.364          1.378           126,897
                                                       2004      1.238          1.364            96,031
                                                       2003      1.000          1.238            60,061

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.767          1.944                --
                                                       2006      1.610          1.767            78,050
                                                       2005      1.520          1.610            96,218
                                                       2004      1.253          1.520            56,353
                                                       2003      1.000          1.253            25,857

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.089          1.122                --
                                                       2005      1.072          1.089                --
                                                       2004      1.008          1.072                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.656          1.718                --
                                                       2006      1.746          1.656                --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.398          1.406            52,600
                                                       2006      1.332          1.398            55,852

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.602          1.676                --
                                                       2006      1.519          1.602           125,866

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.662          1.668           118,235

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.300                --
                                                       2006      1.264          1.342                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.922          1.865            34,166
                                                       2006      1.752          1.922            48,650

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.613          2.059             7,981
                                                       2006      1.580          1.613             5,443

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.269          1.120            14,166

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.181          1.228            10,055
                                                       2006      1.122          1.181                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.394          1.457            57,100
                                                       2006      1.335          1.394            49,830

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.092           191,645
                                                       2006      1.001          1.073           147,048

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.051           158,828
                                                       2006      1.015          1.068             4,159

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.417          1.551            57,496
                                                       2006      1.440          1.417            60,677

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.285          1.400                --
                                                       2006      1.300          1.285                --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.828          3.549               724

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.094          2.191             8,699

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.380          1.453            31,954
                                                       2006      1.254          1.380            10,775

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.013            63,472
                                                       2006      1.003          1.215            82,139

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.117          1.178            76,508

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.547          1.589             5,074
                                                       2006      1.445          1.547             5,084

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.165          1.284                --
                                                       2006      1.112          1.165                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.350          1.408            33,826
                                                       2006      1.308          1.350             8,500

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.972           111,671
                                                       2006      1.003          1.025            36,008

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.509          1.777            40,751
                                                       2006      1.552          1.509            43,270

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.091          1.134                --
                                                       2006      1.054          1.091                --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.005          1.033                --
                                                       2006      0.987          1.005                --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.399          1.319             6,394

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.356          1.379            97,173
                                                       2006      1.343          1.356           100,347

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.447          1.474            58,373
                                                       2006      1.417          1.447            69,711

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.067                --
                                                       2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.072                --
                                                       2006      1.001          1.038                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.071            43,320
                                                       2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.072                --
                                                       2006      1.002          1.050                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.072            32,231
                                                       2006      1.002          1.055                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.354          1.379           348,319
                                                       2006      1.271          1.354           364,487

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.047          1.088           123,985
                                                       2006      0.996          1.047           130,335

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            10,994
                                                       2006      0.998          1.064            11,006

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.139          1.180                --
                                                       2006      1.076          1.139                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.060          1.083                --
                                                       2006      1.028          1.060                --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.980          0.987                --
                                                       2005      0.974          0.980                --
                                                       2004      0.985          0.974                --
                                                       2003      0.999          0.985                --
                                                       2002      1.000          0.999                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.105          1.165                --
                                                       2005      1.068          1.105                --
                                                       2004      1.034          1.068                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.092          1.112                --
                                                       2006      1.109          1.092            81,833
                                                       2005      1.110          1.109           104,374
                                                       2004      1.042          1.110           168,773
                                                       2003      1.000          1.042            54,678

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.086          1.155           471,554
                                                       2006      1.069          1.086           561,674
                                                       2005      1.067          1.069           596,876
                                                       2004      1.040          1.067           576,706
                                                       2003      1.012          1.040           514,636
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.484          1.602                --
                                                       2006      1.366          1.484             3,627
                                                       2005      1.302          1.366             4,172
                                                       2004      1.237          1.302             4,172
                                                       2003      0.958          1.237             9,165
                                                       2002      1.000          0.958                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.949          2.106                --
                                                       2006      1.560          1.949             2,316
                                                       2005      1.421          1.560                --
                                                       2004      1.250          1.421             2,038
                                                       2003      0.994          1.250             2,129
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.121          2.261                --
                                                       2006      1.848          2.121            32,939
                                                       2005      1.765          1.848            31,893
                                                       2004      1.430          1.765            15,972
                                                       2003      0.977          1.430            17,788
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.355          1.440                --
                                                       2005      1.274          1.355            76,662
                                                       2004      1.223          1.274            74,577
                                                       2003      0.967          1.223            55,722
                                                       2002      1.000          0.967                --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.255          1.335                --
                                                       2005      1.278          1.255            52,858
                                                       2004      1.230          1.278            54,485
                                                       2003      0.995          1.230            46,580
                                                       2002      1.000          0.995                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.602          1.746                --
                                                       2005      1.456          1.602                --
                                                       2004      1.278          1.456                --
                                                       2003      0.977          1.278                --
                                                       2002      1.000          0.977                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.351          1.417                --
                                                       2005      1.322          1.351            70,507
                                                       2004      1.230          1.322            51,434
                                                       2003      0.958          1.230            35,368
                                                       2002      1.000          0.958                --

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.302          1.332                --
                                                       2005      1.297          1.302            59,245
                                                       2004      1.201          1.297            61,070
                                                       2003      1.003          1.201            52,061
                                                       2002      1.000          1.003                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated Stock Subaccount (5/00)........  2006      1.360          1.405                --
                                                       2005      1.320          1.360                --
                                                       2004      1.220          1.320                --
                                                       2003      0.978          1.220                --
                                                       2002      1.000          0.978                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.306          1.343                --
                                                       2005      1.228          1.306             8,717
                                                       2004      1.179          1.228             5,234
                                                       2003      0.966          1.179             5,013
                                                       2002      1.000          0.966                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.139                --
                                                       2005      1.007          1.074                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029                --
                                                       2005      1.000          1.027                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.077                --
                                                       2005      1.000          1.042                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.061          1.104                --
                                                       2005      0.999          1.061                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.052                --
                                                       2005      1.007          1.034                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.433          1.519                --
                                                       2005      1.308          1.433           141,770
                                                       2004      1.153          1.308           143,975
                                                       2003      0.973          1.153           116,827
                                                       2002      1.000          0.973                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.469          1.552                --
                                                       2005      1.457          1.469            45,898
                                                       2004      1.306          1.457                --
                                                       2003      0.974          1.306                --
                                                       2002      1.000          0.974                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.234          1.271                --
                                                       2005      1.225          1.234           381,492
                                                       2004      1.124          1.225           348,726
                                                       2003      0.986          1.124           116,554
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.163          1.254                --
                                                       2005      1.116          1.163             6,545
                                                       2004      0.992          1.116                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.528          1.752                --
                                                       2005      1.426          1.528            48,397
                                                       2004      1.259          1.426            47,726
                                                       2003      1.001          1.259             3,059
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.364          1.445                --
                                                       2005      1.316          1.364            28,836
                                                       2004      1.210          1.316            28,853
                                                       2003      1.000          1.210             1,879

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.112                --
                                                       2005      1.000          1.058                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.298          1.308                --
                                                       2005      1.280          1.298             8,500
                                                       2004      1.179          1.280             3,608
                                                       2003      1.008          1.179                --
                                                       2002      1.000          1.008                --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.066          1.054                --
                                                       2005      1.072          1.066                --
                                                       2004      1.061          1.072                --
                                                       2003      1.014          1.061                --
                                                       2002      1.000          1.014                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.353          1.409                --
                                                       2005      1.355          1.353            90,468
                                                       2004      1.257          1.355            90,472
                                                       2003      0.969          1.257             4,218
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.300                --
                                                       2005      1.032          1.132                --

                               PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT
                                       CHARGES 2.20% (B) (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.264                --
                                                       2005      1.000          1.104                --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.068          1.028                --
                                                       2005      1.047          1.068                --
                                                       2004      0.989          1.047                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.656          1.582            59,052
                                                       2006      1.458          1.656            64,046
                                                       2005      1.432          1.458           258,418
                                                       2004      1.247          1.432           282,224
                                                       2003      0.974          1.247           263,122
                                                       2002      1.000          0.974                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      1.329          1.462                --
                                                       2006      1.273          1.329                --
                                                       2005      1.206          1.273            61,960
                                                       2004      1.188          1.206            61,960
                                                       2003      0.966          1.188            61,960
                                                       2002      1.000          0.966                --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM VI Premier Equity Fund merged into AIM Variable Insurance Funds-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

[FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
AMENDMENT.]

                                  VINTAGE XTRA

                            VINTAGE XTRA (SERIES II)

                            PORTFOLIO ARCHITECT XTRA

                       STATEMENT OF ADDITIONAL INFORMATION

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MLAC-Book-05-09-86                                       October 13, 2008

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include: (to be filed by amendment)

     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include: (to be filed by amendment)

     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2007, 2006 and 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  EXHIBITS

EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1(a).     Resolution of The Travelers Insurance Company Board of Directors
          authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Travelers Fund ABD for Variable
          Annuities' Registration Statement on Form N-4 EL, File Nos. 033-
          65343/07465, filed December 22, 1995.)

1(b).     Resolution of Board of Directors of MetLife Insurance Company of
          Connecticut (including Agreement and Plan of Merger) (Incorporated herein by reference to Exhibit 1(b) to MetLife of CT Fund BD IV for Variable Annuities' Registration Statement on Form N-4, 333-
          147895/811-08223, filed on December 7, 2007.)

1(c).     Resolution of The MetLife Insurance Company of Connecticut Board of
          Directors, dated March 24, 2008, authorizing the combining of MetLife of CT Fund BD IV for Variable Annuities into MetLife of CT Separate
          Account Eleven for Variable Annuities. (to be filed by amendment.)

2.        Not Applicable.

3(a).     Distribution and Principal Underwriting Agreement among the
          Registrant, MetLife Insurance Company of Connecticut and MetLife
          Investors Distribution Company.  (to be filed by amendment.)

3(b).     Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC).
          (Incorporated herein by reference to Exhibit 3(c) to Post-Effective
          Amendment No. 16 to MetLife of CT Fund ABD II for Variable Annuities to the Registration Statement on Form N-4, File No. 033-65339/811-
          07463, filed April 6, 2007.)

3(c). Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to Exhibit 3(d) to Post-Effective Amendment No. 16 to
          MetLife of CT Fund ABD II for Variable Annuities to the Registration
          Statement on Form N-4, File No. 033-65339/811-07463,  filed April 6,
          2007.)

3(d).     Services Agreement between MetLife Investors Distribution Company and
          MetLife Insurance Company of Connecticut. (Incorporated herein by reference to Exhibit 3(e) to Post-Effective Amendment No. 15 to
          MetLife of CT Fund BD for Variable Annuities' Registration Statement on Form N-4, File Nos. 033-73466/811-08242, filed April 7, 2008.)

4(a). Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to the Registration Statement on Form N-4, File No. 333-
          70659, filed January 15, 1999.)


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
4(b).     Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the
          Registration Statement on Form N-4, file No. 333-101778, filed
          November 19, 2004.)

4(c).     Company Name Change Endorsement The Travelers Life and Annuity
          Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 4(c) to Post-Effective Amendment No. 14 to The Travelers Fund
          ABD II for Variable Annuities Registration Statement on Form N-4,
          File No. 033-65339, filed on April 7, 2006.)

4(d). Merger Endorsement (6-48E-07) (December 7, 2007) (Incorporated herein by reference to Exhibit 4(d) to MetLife of CT Fund BD IV for Variable
          Annuities' Registration Statement on Form N-4, 333- 147895/811-08223, filed on December 7, 2007.)

5(a). Form of Application. (Incorporated herein by reference to Exhibit 5 to Pre-Effective Amendment No. 2 to the Registration Statement on
          Form N-4, File No. 333-70659, filed September 29, 1999.)

5(b). Form of Variable Annuity Application. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities to the Registration
          Statement on Form N-4, File No. 033-65343, filed April 6, 2006.)

6(a).     Charter of The Travelers Life and Annuity Company, as amended on
          October 19, 1994. (Incorporated herein by reference to Exhibit 3 (a)
          (i) to Registration Statement on Form S-2, File No. 033-58677, filed
          April 18, 1995.)

6(b).     By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 3 (b) (i) to the Registration Statement on Form S-2, File No. 033-58677, filed April
          18, 1995.)

6(c). Certificate of Amendment of the Charter as Amended and Restated of The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No.
          14 to The Travelers Fund  ABD for Variable Annuities Registration
          Statement on Form N-14, File No. 033-65343, filed April 6, 2006.)

6(d).     Certificate of Correction of MetLife Insurance Company of
          Connecticut. (Incorporated herein by reference to Exhibit 6(d) to Post-Effective No. 11 to MetLife of CT Separate Account Nine for
          Variable Annuities' Registration Statement on Form N-4, File Nos.
          333-65926/811-09411, filed on October 31, 2007.)

7.        Specimen Reinsurance Agreement. (Incorporated herein by reference to
          Exhibit 7 to Post-Effective Amendment No. 2 the Registration
          Statement on Form N-4, File No. 333-65942, filed April 15, 2003.)

8(a). Form of Participation Agreement. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to the Registration
          Statement on Form N-4, File No. 333-101778, filed April 21, 2005.)

8(b).     Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
          Advisers, LLC, MetLife Investors Distribution Company and MetLife
          Insurance Company of Connecticut (effective August 31, 2007).
          (Incorporated herein by reference to Exhibit 6(d) to Post-Effective
          No. 11 to MetLife of CT Separate Account Nine for Variable Annuities'
          Registration Statement on Form N-4, File Nos. 333-65926/811-09411, filed on October 31, 2007.)

8(c).     Participation Agreement Among Met Investors Series Trust, Met
          Investors Advisory, LLC, MetLife Investors Distribution Company, The
          Travelers Insurance Company and The Travelers Life and Annuity
          Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities Registration Statement on
          Form N-4, File No. 033-65343, filed April 6, 2006.)

9.        Opinion of Counsel as to the legality of securities being registered.
          (to be filed by amendment.)

10.       Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm. (to be filed by amendment.)

11.       Not applicable.

12.       Not applicable.

13.       Powers of Attorney authorizing Michele H. Abate, John E. Connolly,
          Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, Paul G.
          Cellupica and Marie C. Swift to act as signatory for Michael K.
          Farrell, William J. Mullaney, Lisa M. Weber, Stanley J. Talbi, and
          Joseph J. Prochaska, Jr. (Filed herewith.)


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

MetLife Insurance Company of Connecticut
One Cityplace
Hartford, CT 06103-3415

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
185 Asylum Street
Hartford, CT 06103

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
3717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
185 Asylum Street
Hartford, CT 06103


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

Deidre E. Curran             Vice President
300 Davidson Ave.
Somerset, NJ 08873

James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110 th Street
Suite 700
Overland Park, KS 62210


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Mark S. Reilly               Vice President
185 Asylum Street
Hartford, CT 06103

Mark J. Remington            Vice President
185 Asylum Street
Hartford, CT 06103

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF MARCH 31, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of March
31, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    MetLife Reinsurance Company of Vermont (VT)

      6.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     7.     Plaza Drive Properties, LLC (DE)

     8.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.


I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.


J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)


K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 16.49% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 83.51% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Reinsurance Partners, Inc. (MO)

                              (iii) Parkway Reinsuarnce Company (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Atlantic Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia/Canada)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America, Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)


                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)


      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut.


      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    MetLife Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers International Investments Ltd. (Cayman Islands)

      17.   Euro TL Investments LLC (DE)

      18.   Corrigan TLP LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      21.   Tribeca Distressed Securities, L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


DD.   Safeguard Health Enterprises, Inc. (DE)

      1.   Safeguard Dental Services, Inc. (DE)

      2.   Safeguard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   Safeguard Health Plans, Inc. (FL)

      5.   Safeguard Health Plans, Inc. (NV)

      6.   Safeguard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of April 30, 2008, there were 2,916 qualified contracts and 5,376 non-qualified contracts of Vintage XTRA Annuity; there were 1,184 qualified contracts and 725 non-qualified contracts of Portfolio Architect XTRA; and there were 552 qualified contracts and 831 non-qualified contracts of Vintage XTRA-Series II offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance,

MetLife of CT  Fund UL III for Variable Life Insurance

Metropolitan Life Variable Annuity Separate Account I

Metropolitan Life Variable Annuity Separate Account II

Met Investors Series Trust

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty-Eight

General American Separate Account Twenty-Nine

General American Separate Account Two

Security Equity Separate Account Twenty-Six

Security Equity Separate Account Twenty-Seven

Metropolitan Life Separate Account E

Metropolitan Life Separate Account UL

Metropolitan Tower Life Separate Account One

Metropolitan Tower Life Separate Account Two

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C

Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

John C. Kennedy              Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                   (2)
                                                   NET
                    (1)                        UNDERWRITING         (3)              (4)              (5)
             NAME OF PRINCIPAL                DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
                UNDERWRITER                    COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
             -----------------               ---------------  ---------------  ---------------  ---------------
MetLife Investors..........................    $128,299,602          $0               $0               $0
Distribution Company



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

METLIFE INSURANCE COMPANY OF CONNECTICUT
ONE CITYPLACE
HARTFORD, CONNECTICUT 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 9th day of July 2008.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:      /s/ MICHAEL K. FARRELL
                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of July 2008.



          /s/ *MICHAEL K. FARRELL                   President and Director
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)



                                        By:       /s/ MICHELE H. ABATE
                                            ------------------------------------
                                             Michele H. Abate, Attorney-in-Fact

* MetLife Insurance Company of Connecticut. Executed by Michele H. Abate on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

13    Powers of Attorney